As confidentially submitted to the Securities and Exchange Commission on October 9, 2020.
This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Coinbase Global, Inc.
(Exact name of registrant as specified in its charter)

Delaware	7389	46-4707224
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Brian Armstrong, Chief Executive Officer
Coinbase Global, Inc.
Address Not Applicable1
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

The Corporation Trust Company
1209 Orange Street
Wilmington, Delaware 19801
(302) 777-0200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Mark C. Stevens Michael A. Brown Ran D. Ben-Tzur Faisal Rashid Jennifer J. Hitchcock Fenwick & West LLP 228 Santa Monica Blvd, Suite 300 Santa Monica, California 90401 (310) 434-5400	Paul Grewal Juan Suarez Doug Sharp Coinbase Global, Inc. Address Not Applicable[1]	Satoshi Nakamoto 1A1zP1eP5QGefi2DMPTfTL5SLmv7DivfNa

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this registration statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, or Securities Act, check the following box: ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Securities Exchange Act of 1934, as amended.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

1 In May 2020, following the global pandemic resulting from the coronavirus known as COVID-19, we became a remote-first company, meaning that for the vast majority of roles, our employees have the option to work remotely. As a result, we do not currently have a principal executive office.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Class A common stock, $0.00001 par value per share		Not applicable
Class T common stock, $0.00001 par value per share		Not applicable
(1)Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(a) of the Securities Act. Given that there is no proposed maximum offering price per share of Class A common stock or Class T common stock, the registrant calculates the proposed maximum aggregate offering price, by analogy to Rule 457(f)(2), based on the book value of the Class A common stock and the Class T common stock the registrant registers, which will be calculated from its audited balance sheet as of December 31, 2019. Given that the registrant’s shares of Class A common stock and Class T common stock are not traded on an exchange or over-the-counter, the registrant did not use the market prices of its ordinary shares in accordance with Rule 457(c).

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to Completion, dated               , 2021.

                     Shares of Class A Common Stock
and
                   Shares of Class T Common Stock

This prospectus relates to the registration of the resale of up to                    shares of our Class A common stock and                    shares of Class T common stock by the stockholders identified in this prospectus, or the registered stockholders. Prior to the listing of our Class A common stock on the Nasdaq Global Select Market there has been no public market for our Class A common stock or Class T common stock. Unlike an initial public offering, the resale by the registered stockholders is not being underwritten by any investment bank. The registered stockholders may elect to sell their shares of Class A common stock or Class T common stock covered by this prospectus, as and to the extent they may determine. Sales of our Class A common stock, if any, will be made through brokerage transactions on the Nasdaq Global Select Market at prevailing market prices. Our Class T common stock will not initially be listed for trading on any national securities exchange or quoted on any alternative trading system, or ATS. For more information, see the section titled “Plan of Distribution.” If the registered stockholders choose to sell their shares of Class A common stock and Class T common stock, we will not receive any proceeds from the sale of such shares of Class A common stock and Class T common stock.
We have three classes of common stock, Class A common stock, Class B common stock, and Class T common stock. The rights of the holders of Class A common stock, Class B common stock, and Class T common stock are identical, except with respect to dividends, voting, and conversion rights. Dividends declared on our Class A common stock or Class B common stock must be declared on our Class T common stock. However, a committee of our board of directors consisting of disinterested directors may declare a dividend on the shares of Class T common stock without declaring a dividend on the Class A common stock or Class B common stock. Each share of Class A common stock and Class T common stock is entitled to one vote. Each share of Class B common stock is entitled to ten votes and is convertible at any time into one share of Class A common stock. The holders of our outstanding Class B common stock hold approximately                    % of the voting power of our outstanding capital stock, with our directors, executive officers, and 5% stockholders, and their respective affiliates, holding approximately                    % of the voting power of our outstanding capital stock. Prior to any sales of shares of Class A common stock, a registered stockholder who holds Class B common stock must convert their shares of Class B common stock into shares of Class A common stock. Shares of Class T common stock have no rights to convert into shares of Class A common stock or Class B common stock, and shares of Class A common stock and Class B common stock have no rights to convert into shares of Class T common stock, provided, however, that a committee of our board of directors consisting of disinterested directors may elect to convert all outstanding shares of Class T common stock into Class A common stock at any time.
Shares of Class T common stock will initially be issued in uncertificated form. However, a holder of shares of Class T common stock may elect to hold its shares of Class T common stock in certificated form represented by a blockchain-based security token, by delivering notice to our transfer agent and following the other procedures provided in our restated certificate of incorporation. For more information, see the section titled “Plan of Distribution.”
No public market for our Class A common stock or Class T common stock currently exists. However, our shares of Class A common stock and Class B common stock (on an as-converted basis) have a history of trading in private transactions. Based on information available to us, the low and high sales price per share of Class A common stock and Class B common stock (on an as-converted basis) for such private transactions during the year ended December 31, 2020 was $                    and $                    ,

respectively, and during the period from January 1, 2021 through                     , 2021 was $                    and $                    , respectively. For more information, see the section titled “Sale Price History of our Capital Stock.” Our recent trading prices in private transactions may have little or no relation to the opening public price or the subsequent trading price of our shares of Class A common stock on the Nasdaq Global Select Market. Further, the listing of our Class A common stock on the Nasdaq Global Select Market without underwriters is a novel method for commencing public trading in shares of our Class A common stock, and consequently, the trading volume and price of shares of our Class A common stock may be more volatile than if shares of our Class A common stock were initially listed in connection with an underwritten initial public offering.
On the day that our shares of Class A common stock are initially listed on the Nasdaq Global Select Market, the Nasdaq Stock Market LLC, or Nasdaq, will begin accepting, but not executing, pre-opening buy and sell orders and will begin to continuously generate the indicative Current Reference Price (as defined below) on the basis of such accepted orders. The Current Reference Price is calculated each second and, during a 10-minute “Display Only” period, is disseminated, along with other indicative imbalance information, to Goldman Sachs & Co. LLC, or Goldman Sachs, and other market participants (including the other financial advisors) by Nasdaq on its NOII and BookViewer tools. Following the “Display Only” period, a “Pre-Launch” period begins, during which Goldman Sachs, in its capacity as our financial advisor, must notify Nasdaq that our shares are “ready to trade.” Once Goldman Sachs has notified Nasdaq that our shares of Class A common stock are ready to trade, Nasdaq will calculate the Current Reference Price (as defined below) for our shares of Class A common stock, in accordance with the Nasdaq’s rules. If Goldman Sachs then approves proceeding at the Current Reference Price, the applicable orders that have been entered will then be executed at such price and regular trading of our shares of Class A common stock on the Nasdaq Global Select Market will commence, subject to Nasdaq conducting price validation checks in accordance with the Nasdaq rules. Under the Nasdaq rules, the “Current Reference Price” means: (i) the single price at which the maximum number of orders to buy or sell our shares of Class A common stock can be matched; (ii) if more than one price exists under clause (i), then the price that minimizes the number of our shares of Class A common stock for which orders cannot be matched; (iii) if more than one price exists under clause (ii), then the entered price (i.e. the specified price entered in an order by a customer to buy or sell) at which our shares of Class A common stock will remain unmatched (i.e. will not be bought or sold); and (iv) if more than one price exists under clause (iii), a price determined by Nasdaq after consultation with Goldman Sachs and J.P. Morgan Securities, LLC, or J.P. Morgan, in their capacity as financial advisors, Goldman Sachs and J.P. Morgan will exercise any consultation rights only to the extent that they may do so consistent with the anti-manipulation provisions of the federal securities laws, including Regulation M (to the extent applicable), or applicable relief granted thereunder. The registered stockholders will not be involved in Nasdaq’s price-setting mechanism, including any decision to delay or proceed with trading, nor will they control or influence Goldman Sachs and J.P. Morgan in carrying out their roles as financial advisors. Goldman Sachs will determine when our shares of Class A common stock are ready to trade and approve proceeding at the Current Reference Price primarily based on consideration of volume, timing, and price. In particular, Goldman Sachs will determine, based primarily on pre-opening buy and sell orders, when a reasonable amount of volume will cross on the opening trade such that sufficient price discovery has been made to open trading at the Current Reference Price. For more information, see the section titled “Plan of Distribution.”
We intend to apply to list our Class A common stock on the Nasdaq Global Select Market under the symbol “COIN.” We expect our Class A common stock to begin trading on or about                    , 2021.
There is currently no public market for our Class T common stock and no guarantee can be provided that such a market will be established. Our Class T common stock may only be traded on a registered securities exchange or ATS that has accepted our Class T common stock for trading or quotation, or in individually negotiated transactions. We have applied to register a subsidiary as an ATS with the Securities and Exchange Commission and expect our Class T common stock to trade on our ATS once regulatory approvals are obtained and the ATS is operational. However, as of the date of this prospectus, no such exchange or ATS exists. As a result, purchasers of our Class T common stock will likely be limited in their ability to engage in secondary trading of our Class T common stock.
We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, we may elect to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings.
See the section titled “Risk Factors” beginning on page 14 to read about factors you should consider before buying shares of our Class A common stock or Class T common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
                                    , 2021

_______________
You should rely only on the information contained in this prospectus or contained in any free writing prospectus filed with the Securities and Exchange Commission, or SEC. Neither we nor the registered stockholders have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. Neither we nor the registered stockholders take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The registered stockholders are offering to sell, and seeking offers to buy, shares of their Class A common stock and Class T common stock only in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Class A common stock or Class T common stock. Our business, financial condition, operating results, and prospects may have changed since that date.
For investors outside of the United States: Neither we nor any of the registered stockholders have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of Class A common stock and Class T common stock by the registered stockholders and the distribution of this prospectus outside of the United States.
i

ABOUT THIS PROSPECTUS
This prospectus is a part of a registration statement on Form S-1 that we filed with the SEC using a “shelf” registration or continuous offering process. Under this shelf process, the registered stockholders may, from time to time, sell the Class A common stock and Class T common stock covered by this prospectus in the manner described in the section titled “Plan of Distribution.” Additionally, we may provide a prospectus supplement to add information to, or update or change information contained in, this prospectus, including the section titled “Plan of Distribution.” You may obtain this information without charge by following the instructions under the section titled “Additional Information” appearing elsewhere in this prospectus. You should read this prospectus and any prospectus supplement before deciding to invest in our Class A common stock or Class T common stock.

Glossary to the Cryptoeconomy
Throughout this prospectus, we use a number of industry terms and concepts which are defined as follows:
•Address: An alphanumeric reference to where crypto assets can be sent or stored.
•Bitcoin: The first system of global, decentralized, scarce, digital money as initially introduced in a white paper titled Bitcoin: A Peer-to-Peer Electronic Cash System by Satoshi Nakamoto.
•Block: Synonymous with digital pages in a ledger. Blocks are added to an existing blockchain as transactions occur on the network. Miners are rewarded for “mining” a new block.
•Blockchain: A cryptographically secure digital ledger that maintains a record of all transactions that occur on the network and follows a consensus protocol for confirming new blocks to be added to the blockchain.
•Cold storage: The storage of private keys in any fashion that is disconnected from the internet. Common cold storage examples include offline computers, USB drives, or paper records.
•Crypto: A broad term for any cryptography-based market, system, application, or decentralized network.
•Crypto asset (or ‘token’): Any digital asset built using blockchain technology, including cryptocurrencies, stablecoins, and security tokens.
•Cryptocurrency: Bitcoin and alternative coins, or ‘altcoins’, launched after the success of Bitcoin. This category of crypto asset is designed to work as a medium of exchange, store of value, or to power applications and excludes security tokens.
•Cryptoeconomy: A new open financial system built upon crypto.
•Customer: A retail user, institution, or ecosystem partner on our platform.
•DeFi: Short for Decentralized Finance. Peer-to-peer software-based network of protocols that can be used to facilitate traditional financial services like borrowing, lending, trading derivatives, and insurance through smart contracts.
•Ecosystem partners: Developers, creators, merchants, asset issuers, organizations and financial institutions, and other groups building decentralized protocols, applications, products, or other services for the cryptoeconomy.
•Ethereum: A decentralized global computing platform that supports smart contract transactions and peer-to-peer applications.
•Fork: A fundamental change to the software underlying a blockchain which results in two different blockchains, the original, and the new version. In some instances, the fork results in the creation of a new token.
•Hodl: A term used in the crypto community for holding a crypto asset through ups and downs, rather than selling it.
•Hot wallet: A wallet that is connected to the internet, enabling it to broadcast transactions.
•Institutions: Businesses that include hedge funds, small to large financial institutions, and corporations.
•Miner: Individuals or entities who operate a computer or group of computers that add new transactions to blocks, and verify blocks created by other miners. Miners collect transaction fees and are rewarded with new tokens for their services.

•Mining: The process by which new blocks are created, and thus new transactions are added to the blockchain.
•Network: The collection of all miners that use computing power to maintain the ledger and add new blocks to the blockchain. Most networks are decentralized, reducing the risk of a single point of failure.
•Protocol: A type of algorithm or software that governs how a blockchain operates.
•Public key or private key: Each public address has a corresponding public key and private key that are cryptographically generated. A private key allows the recipient to access any funds belonging to the address, similar to a bank account password. A public key helps validate transactions that are broadcasted to and from the address. Addresses are shortened versions of public keys, which are derived from private keys.
•Retail users: Individual users with an account on our platform.
•Security token: A crypto asset that is a security. This includes digital forms of traditional equity or fixed income securities, or may be assets deemed to be a security based on their characterization as an investment contract or note.
•Smart contract: Software that digitally facilitates or enforces a rules-based agreement or terms between transacting parties.
•Stablecoin: Crypto assets designed to minimize price volatility. A stablecoin is designed to track the price of an underlying asset such as fiat money or an exchange-traded commodity (such as precious metals or industrial metals). Stablecoins can be backed by fiat money or other crypto assets.
•Staking: An energy efficient equivalent of mining. Stakers use pools of tokens as collateral to validate transactions and create blocks. In exchange for this service, stakers earn a reward.
•Supported crypto assets: The crypto assets we support for trading and/or custody on our platform, which included over 50 crypto assets as of June 30, 2020.
•USD Coin or USDC: A stablecoin issued through the Centre Consortium (co-founded by Coinbase and Circle Internet Financial, Inc., or Circle), backed by fully reserved assets, held by the issuer, and able to be purchased and sold on a 1:1 basis for U.S. dollars.
•Wallet: A place to store public and private keys for crypto assets. Wallets are typically software, hardware, or paper-based.
For additional information regarding our key business metrics which include Verified Users, Monthly Active Users, Assets on Platform, and Trading Volume as well as our use of Adjusted EBITDA, a non-GAAP financial measure, see the section titled “Selected Consolidated Financial and Other Data—Key Business Metrics and Non-GAAP Financial Measure.”

PROSPECTUS SUMMARY
This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our Class A common stock and Class T common stock. You should carefully read this prospectus in its entirety before investing in our Class A common stock or Class T common stock, including the sections titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the accompanying notes, provided elsewhere in this prospectus. Some of the statements in this prospectus constitute forward-looking statements. See the section titled “Special Note Regarding Forward-Looking Statements.” Unless the context otherwise requires, the terms “Coinbase,” “the company,” “we,” “us,” and “our” in this prospectus refer to Coinbase Global, Inc. and our consolidated subsidiaries.
Overview
Coinbase powers the cryptoeconomy.
Our mission is to create an open financial system for the world. Today, the way that we invest, spend, save, and generally manage our money remains cumbersome, inaccessible, expensive, and regionally isolated. In contrast, the internet has transformed our society by connecting the world and enabling the seamless exchange of information. The legacy financial system is struggling to keep pace with the speed of technological advancements in a global, digitally interconnected society, resulting in the need for a new, natively digital financial system.
We are building the cryptoeconomy – a more fair, accessible, efficient, and transparent financial system for the internet age that leverages crypto assets: digital assets built using blockchain technology.
We started in 2012 with the radical idea that anyone, anywhere, should be able to easily and securely send and receive Bitcoin, the first crypto asset. We built a trusted platform for accessing Bitcoin and the broader cryptoeconomy by abstracting away the complexity of the industry through a simple and intuitive experience.
Today, we are a leading provider of end-to-end financial infrastructure and technology for the cryptoeconomy. Customers around the world discover and begin their journeys with crypto through Coinbase. In the early days of the internet, Google democratized access to information through its user-friendly search engine, enabling virtually any user with an internet connection to discover the world’s information. Similarly, Coinbase is democratizing access to the cryptoeconomy by enabling anyone with an internet connection to easily and securely invest in and use crypto assets.
Customers that start with us, grow with us as they experience the benefits of the open financial system by using crypto-based products such as staking, spending, saving, and borrowing. Today, our platform enables more than 35 million retail users, 5,000 institutions, and 125,000 ecosystem partners in over 100 countries to participate in the cryptoeconomy:
•Retail users: We offer the primary financial account for the cryptoeconomy – a safe, trusted, and easy-to-use platform to invest, store, spend, earn, and use crypto assets.
•Institutions: We provide hedge funds, money managers, and corporations a state of the art regulated marketplace with a deep pool of liquidity for transacting in crypto assets. We also offer advanced trading and custody technology, built on top of robust security infrastructure.
•Ecosystem partners: We provide developers, merchants, and asset issuers a platform with technology and services that enable them to build crypto-based applications and securely accept cryptocurrencies as payment.
Bitcoin sparked a revolution by proving the ability to create digital scarcity: a unique and finite digital asset whose ownership could be proven with certainty. This innovation laid the foundation for an open financial system. Today, all forms of value – from those natively created online such as in-game digital goods to traditional securities like equities and bonds – can be represented digitally, as crypto assets.

Like the bits of data that power the internet, these crypto assets can be dynamically transmitted, stored, and programmed to serve the needs of an increasingly digital and globally interconnected economy.
Today, we enable customers around the world to store their savings in a wide range of crypto assets, including Bitcoin and USD Coin, and to instantly transfer value globally with the tap of a finger on a smartphone. We provide companies with new ways to transact, incentivize, and reward their users, from offering compounding rewards on savings that pay out by the second to compensating users for virtually completing tasks through global micropayments.
We power the cryptoeconomy by combining the best of both emerging blockchain technology and traditional finance to create trusted and easy-to-use products for the industry. We have built a robust backend technology platform to support the global, real-time, and 24/7/365 demands of crypto asset markets. We invest heavily in regulatory compliance by working with regulators around the world to shape policy, and have pioneered industry-leading security practices for safeguarding crypto assets. Our early focus on trust and usability has allowed us to become the primary on-ramp to the cryptoeconomy from the fiat-based financial system.
Our unique approach draws retail users, institutions, and ecosystem partners to our platform, creating a powerful flywheel: retail users and institutions drive liquidity, enabling us to expand the depth and breadth of crypto assets that we offer and launch new, innovative products and services that attract new customers. Our scale and leadership position draws ecosystem partners to connect with our millions of customers around the world, further enhancing the value of our platform.
This self-reinforcing dynamic is enabled by our culture of repeatable innovation and continuous investment in our proprietary technology platform that has been purpose built to address the unique engineering, cybersecurity, compliance, and usability challenges of directly interacting with blockchain protocols. With every turn of our flywheel, we develop a deeper understanding of our customers’ needs and leverage our scalable platform to intelligently design, develop, launch, and market new, innovative products and services to our customers. This allows us to build a more tailored suite of products and services and enhances the value of our platform over time. By providing the necessary infrastructure and distribution for our current and future ecosystem partners to build and extend their reach, we also foster the growth of the ecosystem.
We have seen this flywheel work effectively across our business and we have grown rapidly as a result. As of June 30, 2020, our customers had traded over $320 billion on our platform since inception and stored over $26 billion worth of assets across our platform. This growth has come with minimal outbound sales and marketing effort – since inception 90% of our retail users had found us organically or through word-of-mouth.
Since inception through June 30, 2020, we generated over $2.5 billion in total revenue, largely from transaction fees that we earn from volume-based trades on our platform by retail users and institutions. For the six months ended June 30, 2020, transaction revenue represented over 96% of our net revenue. We have leveraged the strength of our trading business to scale and broaden our platform by investing in our flywheel to launch new products and services and grow the ecosystem.
We now directly integrate with over 10 blockchain protocols, support over 50 crypto assets for trading or custody, and since the fourth quarter of 2018, we have launched a suite of subscription products and services that have enhanced the customer value proposition and power of our platform. Retail users are now engaging with multiple products — across the four quarters ended June 30, 2020, on average, 13% of retail users who invested also engaged with at least one non-investing2 product per quarter. When retail users invested and engaged with at least one non-investing product, we saw average net revenue per retail user increase by approximately 50%. Although subscription products and services do not currently contribute a significant portion of net revenue relative to our trading business, we experienced growth in revenue of 37% from the six months ended June 30, 2019 to the six months ended June 30, 2020 from these products and services. We are committed to growing more stable revenue from subscription products and services, and expect that they will contribute a larger portion of our net revenue over time as our customers connect with the broader cryptoeconomy.
2 Non-investing products include our Distribute, Stake, Save, Spend, and Borrow & Lend products.

The overall market capitalization of crypto assets grew from approximately $1 billion to $265 billion between June 30, 2013 and June 30, 2020, representing a compound annual growth rate, or CAGR,3 of nearly 120%. Over the same period, our Verified Users grew from approximately 135,000 to over 35 million, a CAGR of over 120%. More recently, we have experienced significant growth in the number of institutions on our platform, increasing from over 1,000 as of December 31, 2017 to over 5,000 as of June 30, 2020.
While we have grown rapidly, similar to the evolution of the internet, e-commerce, and prior paradigm shifts in technology, our journey has not been linear. Our growth has come in waves driven by innovation in the cryptoeconomy and requires long-term perspective to evaluate our performance. Each wave expands the existing retail user community and further diversifies the ecosystem by attracting new market participants such as institutions and developers. In the short-term, we experience high variance in Trading Volume and net revenue between periods driven by the volatile nature of the crypto asset markets. Over the long-term, we have experienced clear and consistent growth trends in key operational metrics such as Monthly Active Users, which have steadily risen from 3.7 million to 4.2 million to 5.3 million in the second quarter of fiscal 2018, 2019, and 2020, respectively.
We have grown quickly and in a capital-efficient manner since our founding. For the six months ended June 30, 2020 and year ended December 31, 2019, we generated net revenue of $357.4 million and $482.9 million, respectively, net income (loss) of $64.2 million and $(30.4) million, respectively, and Adjusted EBITDA of $116.6 million and $24.3 million, respectively. See the section titled “Selected Consolidated Financial and Other Data—Key Business Metrics and Non-GAAP Financial Measure—Non-GAAP Financial Measure” for information regarding our use of Adjusted EBITDA and a reconciliation of net income (loss) to Adjusted EBITDA.
Limitations of Today’s Financial System
Today’s financial system relies upon a patchwork of intermediaries that spans banks, brokers, clearinghouses, custodians, exchanges, payment processors, and their networks to facilitate money movement, safekeeping, lending, credit, and other capital markets activity. The trust and reliance on this complex web of intermediaries imposes the following limitations:
•Access. Geographic and socioeconomic factors often limit access to legacy financial infrastructure, such as bank accounts, that are required to send, store, or receive funds.
•Efficiency. Multiple administrative layers, including protocols, people, procedures, and infrastructure are required to facilitate the movement of money, imposing legacy constraints on financial transactions, adding friction, and leading to the duplication of functions across the value chain.
•Cost. Redundancy and inefficiency result in higher costs for end users.
Many companies in the technology and financial technology industries have recognized and attempted to address some of these issues. However, these companies have built their products and services on top of the same antiquated financial infrastructure, effectively porting the limitations, inefficiencies, and costs of the traditional financial system online. As a result, these solutions do not address the core limitations of the current financial system.
The Need for An Internet of Value
While the internet has transformed how we communicate and purchase goods and services, the existing financial system has hardly changed. We have reached a tipping point for the need for a new, natively digital financial system.
Crypto deeply integrates the concept of money into the internet ecosystem as a means of value exchange, storage, and unit of account, effectively creating a resilient internet of value. This enables network participants to autonomously transact with each other on the basis of trust without intermediaries. Crypto enables the digital representation and instant, secure exchange of nearly any digital asset of value
3 Based on publicly available data from the earliest available date. Calculation period is June 30, 2013 to June 30, 2020.

globally in a manner as fast and seamless as the exchange of information on the internet. Today, over 50 distinct blockchain protocols support more than 5,000 crypto assets that enable all forms of digital records and transactions, including contracts, documents, identity, rights, securities, titles, in-game digital goods, and many others, to be controlled programmatically.
Anyone, anywhere with an internet connection can directly access this network of value exchange.
Applications in the Cryptoeconomy are Expansive
A fundamental advantage of the cryptoeconomy is that unlike the traditional financial system that relies on rigid infrastructure, crypto assets rely on software-based networks built on top of the internet. As a result, crypto assets are easily programmed, maneuvered, and as frictionless to send and receive as information on the internet.
The inherent programmability of crypto assets enables the creation of “smart contracts,” self-enforcing agreements between transacting parties directly written into lines of code. Smart contracts represent a step change in the utility of blockchain-based networks by allowing parties to enter into contractual agreements without the need for a centralized intermediary.
Today, the applications of crypto assets span core financial and non-financial applications:
•Store of value. Adoption of crypto assets with attributes such as a finite supply, such as Bitcoin, or inherent parity with a fiat currency, such as USD Coin, have emerged as stores of value around the world.
•24/7/365 real-time cross-border payments. Crypto asset markets operate 24/7/365 and facilitate the instant transfer of value, eliminating the need for any intermediary, siloed payment networks, or specialized infrastructure.
•Democratization of financial markets. Blockchain protocols establish a universal source of truth, eliminating reconciliation workflows, allowing for near instantaneous settlement, enabling capital to flow more freely, and simplifying transactions that require significant documentation.
•Peer-to-peer financial applications (DeFi applications). Crypto assets rely on software-based networks that can be used to facilitate traditional financial services like borrowing, lending, trading derivatives, and insurance through smart contracts.
•Digital marketplaces for…anything. Crypto allows for the creation of new digital global marketplaces and business models that were previously not possible by substituting centralized intermediaries with open markets governed by programmable rules and incentives.
Our Opportunity
Crypto has the potential to be as revolutionary and widely adopted as the internet. The unique properties of crypto assets naturally position them as digital alternatives to store of value analogs such as gold, enable the creation of an internet-based financial system, and provide a development platform for applications that are unimaginable today. These markets and asset classes collectively represent hundreds of trillions of dollars of value today.
Similar to the early days of the internet, this evolution will take time, but we expect the cryptoeconomy to expand into the mainstream and touch every individual and business around the world in the coming decades. While we are still in the early stages of adoption, the market value of exchange-traded crypto assets was already approximately $265 billion as of June 30, 2020. Our objective is to drive the growth of the overall cryptoeconomy by serving the needs of all consumers who manage their financial lives on a mobile device, and every institution – large or small – that embraces the emerging internet of value.
We expect our customer base to grow alongside the ecosystem we serve as we continue to support more asset classes and add more products to our platform. Our objective is to bring crypto-based financial services to anyone with a smartphone, a population of approximately 3.5 billion people today.

Our Platform
We have developed a complementary suite of products and services that are designed to meet the distinct needs of our customers as they transact in the cryptoeconomy. Our customers – retail users, institutions, and ecosystem partners – come together on our platform to create a powerful flywheel for our business.
Our platform and flywheel are powered by a robust backend technology system that enables us to scalably develop, launch, and market new products and services. Our technology platform includes the following elements:
•10+ native blockchain integrations and counting. We have developed custom technology and processes to directly integrate with over 10 blockchain protocols and efficiently support new protocols.
•Advanced cybersecurity and cryptography technology. We have pioneered industry-leading standards for managing private cryptographic keys and use sophisticated cybersecurity technologies such as multi-party computation to safeguard a wide range of crypto assets.
•Proprietary crypto compliance infrastructure. We have built bespoke transaction monitoring systems to analyze crypto asset transactions in real-time on the blockchain, allowing us to support new products and services as a regulated financial technology provider.
•Powerful product experiences. Investments in our technology platform give us the ability to create unique product experiences for our customers that allow them to participate in technically complex parts of the cryptoeconomy.
What Sets Us Apart
We believe the following advantages set us apart from our competitors:
•We are a market leading brand exclusively focused on the cryptoeconomy. Keeping pace with the breadth and depth of innovation in the cryptoeconomy requires focus. We have and remain solely focused on building technology to power the cryptoeconomy since 2012. Our focus allows us to nimbly adapt to quickly shifting trends and support the growth of the industry. As the cryptoeconomy grows, our competitive advantage grows.
•We have a trusted platform owing to our heritage of security and culture of regulatory compliance. We are a regulated financial technology provider that offers services to customers in over 100 countries, and we are proud to be one of the longest running crypto platforms where customers have not lost funds due to a security breach of the platform.
•We are the default starting place for new user journeys. By abstracting away the complexity of crypto and emphasizing intuitive product design, we have become a primary on-ramp for customers’ journeys into the cryptoeconomy.
•We have significant scale, securely storing over $26 billion in total assets. We believe our market leading share of assets on our platform is a competitive advantage, and that we have a substantial opportunity to build on our customer relationships by growing with our customers and cross-selling our expanding suite of products and services.
•We have a robust technology platform that enables unique product experiences for our industry. Our custom technology platform is built to deal with the real-time, global and 24/7/365 nature of crypto asset markets, enabling us to rapidly research, develop, and launch new products and features.
•We have a regulated marketplace with one of the deepest pools of liquidity. We have a deep pool of liquidity for exchanging a wide range of crypto assets, supported by a healthy mix of retail and institutional activity.

Growth Strategy
Coinbase grows as the cryptoeconomy grows. We live in a world that is increasingly global, digital generations control a growing share of the world’s wealth, and each year we see more commerce happening online. Each of these secular trends supports the growth of the cryptoeconomy and Coinbase. More importantly, we feel we have a tremendous opportunity to actively drive our business by:
•Adding more customers. Any person or business with an internet connection that is looking to access or interact with the cryptoeconomy can be an active user and customer on our platform. We intend to add more customers by expanding and growing:
•touchpoints with our customers to increase adoption and engagement with our products.
•retail user reach through growth marketing.
•institutional sales coverage and trading operations support to better serve large institutional customers.
•ecosystem relationships through targeted community engagement and product development.
•access to our products and services by adding support for geographically local payment methods.
•internationally to broaden local access to the cryptoeconomy.
•Expanding the depth and breadth of assets. Any asset or form of value can be represented as a crypto asset and be supported on our platform, subject to meeting our security, legal, and compliance requirements. We plan to expand the depth and breadth of assets offered by expanding:
•support for digitally native crypto assets.
•support for new and novel native blockchain protocol features.
•investments in infrastructure and regulatory clarity to help pave the path for new assets to be represented as crypto assets.
•Launching innovative products. Any known, and many yet to be created financial and non-financial products can be built for the cryptoeconomy. We will continue to innovate by providing:
•customers more opportunities to engage with crypto by developing and launching innovative products and services across our platform.
•partnerships to create more opportunities for our customers to engage in new crypto-based financial transactions.
•technology to help our ecosystem partners better connect and transact with customers.
Our Token – Class T Common Stock
To further our mission of creating an open financial system for the world, we believe it is important to continue paving the path for innovative products in the cryptoeconomy. To this end, we have created a means by which our common stock can be held in the form of a crypto asset, or a blockchain token. As part of our direct listing process, we authorized a new class of common stock – our Class T common stock – which stockholders may elect to hold in certificated form represented by a security token. We describe the features of the Class T common stock in the sections titled “Description of Capital Stock” and “Our Token – Class T Common Stock.”
To demonstrate the potential synergistic effects of combining traditional financial assets with the cryptoeconomy, we intend to provide benefits to holders of the Class T common stock. These benefits may include trading discounts on our platform, reward programs, and preferred access to new products and services. We may also issue additional shares of Class T common stock to our customers in connection with customer reward or loyalty programs.
An open financial system requires an efficient, liquid trading market for its constituent assets. Despite the creation of several trading platforms for crypto assets that constitute securities in recent years, the market has failed to gain significant traction. To this end, we have applied to register an alternative trading system, or ATS, with the SEC that would allow for the trading of crypto assets that constitute securities, including our Class T common stock. Our ATS will be designed to help address the inefficiencies and limitations of existing trading platforms. If approved by the SEC, in addition to our Class T common stock, our ATS is expected to allow for the trading of traditional securities from other issuers in tokenized form. We believe that our Class T common stock, combined with our ATS, will pave the way for other companies to join us in the cryptoeconomy and unlocking the benefits of an open financial system for their stockholders.
Summary of Risk Factors
Our business and an investment in our Class A common stock or Class T common stock is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. Some of these risks include:
•Our operating results have and will significantly fluctuate due to the highly volatile nature of crypto.
•Our net revenue is substantially dependent on the prices of crypto assets and volume of transactions conducted on our platform. If such price or volume declines, our business, operating results, and financial condition would be adversely affected.
•A majority of our net revenue is derived from transactions in Bitcoin and Ether. If demand for these crypto assets declines and is not replaced by new crypto asset demand, our business, operating results, and financial condition could be adversely affected.
•The future development and growth of crypto is subject to a variety of factors that are difficult to predict and evaluate. If crypto does not grow as we expect, our business, operating results, and financial condition could be adversely affected.
•Cyberattacks and security breaches of our platform, or those impacting our customers or third parties, could adversely impact our brand and reputation and our business, operating results, and financial condition.
•We are subject to an extensive and highly-evolving regulatory landscape and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our brand, reputation, business, operating results, and financial condition.
•We operate in a highly competitive industry and we compete against unregulated companies and companies with greater financial and other resources, and our business, operating results, and financial condition may be adversely affected if we are unable to respond to our competitors effectively.
•We compete against a growing number of decentralized and noncustodial platforms and our business may be adversely affected if we fail to compete effectively against them.
•As we continue to expand and localize our international activities, our obligations to comply with the laws, rules, regulations, and policies of a variety of jurisdictions will increase and we may be subject to investigations and enforcement actions by regulators and governmental authorities.
•We are and may continue to be subject to material litigation, including individual and class action lawsuits, as well as investigations and enforcement actions by regulators and governmental authorities, which may adversely affect our business, operating results, and financial condition.

•If we cannot keep pace with rapid industry changes to provide new and innovative products and services, the use of our products and services and, consequently, our revenue could decline, and our business, operating results, and financial condition could be adversely impacted.
•A particular crypto asset’s status as a “security” in any relevant jurisdiction is subject to a high degree of uncertainty and if we are unable to properly characterize a crypto asset, we may be subject to regulatory scrutiny, investigations, fines, and other penalties, and our business, operating results, and financial condition may be adversely affected.
•We currently rely on third-party service providers for certain aspects of our operations, and any interruptions in services provided by these third parties may impair our ability to support our customers.
•Loss of a critical banking or insurance relationship could adversely impact our business, operating results, and financial condition.
•Any significant disruption in our products and services, in our information technology systems, or in any of the blockchain networks we support, could result in a loss of customers or funds and adversely impact our brand and reputation and business, operating results, and financial condition.
•Our failure to safeguard and manage our customers’ fiat currencies and crypto assets could adversely impact our business, operating results and financial condition.
•The loss or destruction of private keys required to access any crypto asset held in custody for our own account or for our customers may be irreversible. If we are unable to access our private keys or if we experience a hack or other data loss relating to our ability to access any crypto assets, it could cause regulatory scrutiny, reputational harm, and other losses.
•The registration and listing of our Class A common stock and registration of our Class T common stock differs significantly from an underwritten initial public offering.
•The price of our Class A common stock and Class T common stock may be volatile, and the price of our Class A common stock, upon listing on the Nasdaq Global Select Market, and Class T common stock could decline significantly and rapidly. Market volatility may affect the value of an investment in our Class A common stock and could subject us to litigation.
•The multiple class structure of our common stock will have the effect of concentrating voting control with those stockholders, including our directors, executive officers, and their respective affiliates, who held in the aggregate             % of the voting power of our capital stock upon the effectiveness of the registration statement of which this prospectus forms a part. This ownership will limit or preclude your ability to influence corporate matters, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval.
•None of our stockholders are party to any contractual lock-up agreement or other contractual restrictions on transfer. Following our listing, the sales or distribution of substantial amounts of our Class A common stock or Class T common stock, or the perception that such sales or distributions might occur, could cause the market price of our Class A common stock and Class T common stock to decline.
Channels for Disclosure of Information
Following the effectiveness of the registration statement of which this prospectus forms a part, we intend to announce material information to the public through filings with the SEC, the investor relations page on our website (www.coinbase.com), press releases, public conference calls, public webcasts, our Twitter feed (@coinbase), our Facebook page, our LinkedIn page, our YouTube channel, and Brian Armstrong’s Twitter feed (@brian_armstrong).

The information disclosed by the foregoing channels could be deemed to be material information. As such, we encourage investors, the media, and others to follow the channels listed above and to review the information disclosed through such channels.
Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.
Corporate Information
We were initially incorporated in May 2012 as Coinbase, Inc., a Delaware corporation. In January 2014, Coinbase Global, Inc. was incorporated as a Delaware corporation to act as the holding company of Coinbase, Inc. and our other subsidiaries. In April 2014, we completed a corporate reorganization whereby Coinbase, Inc. became a wholly-owned subsidiary of Coinbase Global, Inc. Coinbase Global, Inc.’s principal assets are the equity interests of Coinbase, Inc. In addition to Coinbase, Inc., Coinbase Global, Inc. is the parent company of a number of other operating subsidiaries, including (i) CB Payments, Ltd, a private limited company incorporated under the laws of the United Kingdom, which provides fiat currency payment processing services to our international customers and (ii) Coinbase Custody Trust Company, LLC, a New York limited liability trust company, which is authorized to exercise fiduciary powers under New York state banking law and holds certain crypto assets in trust for the benefit of our institutional customers.
In May 2020, following the global pandemic resulting from the coronavirus known as COVID-19, we became a remote-first company, meaning that for the vast majority of roles, our employees have the option to work remotely. Due to this, we do not currently have a principal executive office. Our telephone number is (415) 843-1515. Our website address is www.coinbase.com. The information contained on, or that can be accessed through, our website is not incorporated by reference into, and is not a part of, this prospectus. Investors should not rely on any such information in deciding whether to purchase our Class A common stock or Class T common stock.
Coinbase, the Coinbase logo, Coinbase Analytics, Coinbase Commerce, and other registered or common law trade names, trademarks, or service marks of Coinbase appearing in this prospectus are the property of Coinbase. This prospectus contains additional trade names, trademarks, and service marks of other companies that are the property of their respective owners. We do not intend our use or display of other companies’ trade names, trademarks, or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies. Solely for convenience, our trademarks and trade names referred to in this prospectus appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or the right of the applicable licensor, to these trademarks and trade names.
Implications of Being an Emerging Growth Company
As a company with less than $1.07 billion in revenue during our most recently completed fiscal year, we qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable, in general, to public companies that are not emerging growth companies. These provisions include, but are not limited to:
•being permitted to present only two years of audited financial statements;
•an exemption from compliance with the auditor attestation requirement on the effectiveness of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;
•an exemption from the requirement that critical audit matters be discussed in our independent auditor’s reports on our audited financial statements or any other requirements that may be adopted by the Public Company Accounting Oversight Board unless the SEC determines that the application of such requirements to emerging growth companies is in the public interest;
•reduced disclosure obligations about our executive compensation arrangements;

•exemptions from the requirements to obtain a non-binding advisory vote on executive compensation or a stockholder approval of any golden parachute arrangements; and
•extended transition periods for complying with new or revised accounting standards.
We will remain an emerging growth company until the earliest to occur of: (i) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (ii) the end of the first fiscal year in which we are deemed to be a “large accelerated filer,” as defined in the Securities Exchange Act of 1934, as amended, or the Exchange Act; (iii) the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year ending after the fifth anniversary of the date of effectiveness of the registration statement of which this prospectus forms a part.
We may take advantage of these exemptions until such time that we are no longer an emerging growth company. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock. Further, pursuant to Section 107 of the JOBS Act, as an emerging growth company, we have elected to take advantage of the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies that have adopted the new or revised accounting standards. It is possible that some investors will find our Class A common stock or Class T common stock less attractive as a result, which may result in a less active trading market for our Class A common stock or Class T common stock and higher volatility in the stock price of our Class A common stock or Class T common stock.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA
The following tables summarize our consolidated financial and other data. We derived our summary consolidated statements of operations data for the year ended December 31, 2019 and the six months ended June 30, 2020 and the consolidated balance sheet data as of June 30, 2020 from our audited consolidated financial statements included elsewhere in this prospectus. We derived our summary consolidated statements of operations data for the six months ended June 30, 2019 from our unaudited consolidated financial statements included elsewhere in this prospectus. Our unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP, on the same basis as our audited consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal, recurring adjustments, that are necessary for the fair statement of our consolidated results of operations for the six months ended June 30, 2019.
Our historical results are not necessarily indicative of the results that may be expected in any other period in the future, and our consolidated results of operations for the six months ended June 30, 2020 are not necessarily indicative of the results to be expected for the full year or any other period. The following summary consolidated financial and other data should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Six Months Ended June 30,		Year Ended December 31,
	2020	2019	2019
Consolidated Statement of Operations Data	(in thousands, except per share data)
Revenue
Net revenue	$357,413	$245,223	$482,949
Other revenue	19,599	31,724	50,786
Total revenue	377,012	276,947	533,735
Operating expenses
Transaction expense	48,802	44,777	82,055
Technology and development	91,956	81,166	160,093
Sales and marketing	20,639	8,523	23,268
General and administrative	127,570	124,199	257,762
Restructuring	—	10,140	10,140
Other operating expense	7,184	25,116	46,200
Total operating expenses	296,151	293,921	579,518
Operating income (loss)	80,861	(16,974)	(45,783)
Other expense (income), net	7,146	(1,260)	(367)
Income (loss) before provision for (benefit from) income taxes	73,715	(15,714)	(45,416)
Provision for (benefit from) income taxes	9,482	(5,199)	(15,029)
Net income (loss)	$64,233	$(10,515)	$(30,387)
Net income (loss) attributable to common stockholders:
Basic	$10,814	$(10,515)	$(30,387)
Diluted	$12,700	$(10,515)	$(30,387)
Net income (loss) per share attributable to common stockholders:
Basic	$0.16	$(0.18)	$(0.50)
Diluted	$0.15	$(0.18)	$(0.50)
Weighted-average shares of common stock used to compute net income (loss) per share attributable to common stockholders:
Basic	66,982	59,729	61,317
Diluted	87,571	59,729	61,317
Pro forma net income (loss) per share attributable to common stockholders (unaudited):
Basic	$0.35		$(0.17)
Diluted	$0.32		$(0.17)
Pro forma weighted-average shares of common stock used to compute pro forma net income (loss) per share attributable to common stockholders (unaudited):
Basic	181,941		181,073
Diluted	202,530		181,073

	As of June 30, 2020
	Actual	Pro Forma(1)
Consolidated Balance Sheet Data	(in thousands)
Cash and cash equivalents	$687,410	$687,410
Customer custodial funds	1,689,695	1,689,695
Total assets	2,973,969	2,973,969
Custodial funds due to customers	1,618,872	1,618,872
Total liabilities	1,826,156	1,826,156
Convertible preferred stock	564,697	—
Total stockholders’ equity	583,116	1,147,813
__________________
(1)The pro forma column reflects the automatic conversion of all outstanding shares of our Series FF, Series A, Series B, Series C, and Series D convertible preferred stock as of June 30, 2020 into 106,127,465 shares of our Class B common stock and all outstanding shares of our Series E convertible preferred stock as of June 30, 2020 into 8,831,952 shares of our Class A common stock.
Key Business Metrics and Non-GAAP Financial Measure
In addition to our financial results, we use the following business metrics to evaluate our business, measure our performance, identify trends affecting our business, and make strategic decisions. To evaluate our operating performance, and for internal planning and forecasting purposes, we also use Adjusted EBITDA, a non-GAAP financial measure. For additional information regarding these measures, see the section titled “Selected Consolidated Financial and Other Data—Key Business Metrics and Non-GAAP Financial Measure.”

	As of or for the Six Months Ended June 30,		% Change	As of or for the Year Ended December 31,
	2020	2019		2019
	(in thousands, except percentages)
Verified Users	35,757	28,765	24.3%	31,616
Monthly Active Users	5,278	4,216	25.2%	4,238
Assets on Platform	$26,211,128	$20,910,640	25.3%	$16,992,867
Trading Volume	$58,616,428	$37,771,079	55.2%	$79,906,434
Net income (loss)	$64,233	$(10,515)	NM	$(30,387)
Adjusted EBITDA(1)	$116,616	$19,829	488.1%	$24,265
__________________
(1)Adjusted EBITDA is a non-GAAP financial measure. For more information regarding our use of this measure and a reconciliation of net income to Adjusted EBITDA, see “Selected Consolidated Financial and Other Data—Key Business Metrics and Non-GAAP Financial Measure—Non-GAAP Financial Measure.”
*NM—Not meaningful

RISK FACTORS
Investing in our Class A common stock or Class T common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, before making a decision to invest in our Class A common stock or Class T common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of or that we deem immaterial may also become important factors that adversely affect our business. If any of the following risks occur, our business, operating results, financial condition and future prospects could be materially and adversely affected. In that event, the price of our Class A common stock or Class T common stock could decline, and you could lose part or all of your investment.
The Most Material Risks Related to Our Business and Financial Position
Our operating results have and will significantly fluctuate due to the highly volatile nature of crypto.
All of our sources of revenue are dependent on crypto assets and the broader cryptoeconomy. Due to the highly volatile nature of the cryptoeconomy and the prices of crypto assets, our operating results have, and will continue to, fluctuate significantly from quarter to quarter in accordance with market sentiments and movements in the broader cryptoeconomy. Our operating results will continue to fluctuate significantly as a result of a variety of factors, many of which are unpredictable and in certain instances are outside of our control, including:
•our dependence on offerings that are dependent on crypto asset trading activity, including trading volume and the prevailing trading prices for crypto assets, whose trading prices and volume can be highly volatile;
•our ability to attract, maintain, and grow our customer base and engage our customers;
•changes in the legislative or regulatory environment, or actions by governments or regulators, including fines, orders, or consent decrees;
•regulatory changes that impact our ability to offer certain products or services;
•our ability to diversify and grow our subscription and services revenue;
•pricing for our products and services;
•investments we make in the development of products and services as well as technology offered to our ecosystem partners, international expansion, and sales and marketing;
•adding and removing of crypto assets on our platform;
•macroeconomic conditions;
•adverse legal proceedings or regulatory enforcement actions, judgments, settlements, or other legal proceeding and enforcement-related costs;
•the development and introduction of existing and new products and services by us or our competitors;
•increases in operating expenses that we expect to incur to grow and expand our operations and to remain competitive;
•system failure or outages, including with respect to our crypto platform and third-party crypto networks;
•breaches of security or privacy;
•inaccessibility of our platform due to our or third-party actions;

•our ability to attract and retain talent; and
•our ability to compete with our competitors.
As a result of these factors, it is difficult for us to forecast growth trends accurately and our business and future prospects are difficult to evaluate, particularly in the short term. In view of the rapidly evolving nature of our business and the cryptoeconomy, period-to-period comparisons of our operating results may not be meaningful, and you should not rely upon them as an indication of future performance. Quarterly and annual expenses reflected in our financial statements may be significantly different from historical or projected rates. Our operating results in one or more future quarters may fall below the expectations of securities analysts and investors. As a result, the trading price of our Class A common stock and Class T common stock may increase or decrease significantly.
Our total revenue is substantially dependent on the prices of crypto assets and volume of transactions conducted on our platform. If such price or volume declines, our business, operating results, and financial condition would be adversely affected.
We generate substantially all of our total revenue from transaction fees on our platform in connection with the purchase, sale, and trading of crypto assets by our customers. Transaction revenue is based on transaction fees that are either a flat fee or a percentage of the value of each transaction. For our retail brokerage product, we also charge a spread to ensure that we are able to settle purchases and sales at the price we quote to customers. We also generate total revenue from our subscription products and services and, while revenue from these products and services have not been significant to date, most of this revenue also will fluctuate based on the price of crypto assets. As such, any declines in the volume of crypto asset transactions, the price of crypto assets, or market liquidity for crypto assets generally may result in lower total revenue to us.
The price of crypto assets and associated demand for buying, selling, and trading crypto assets have historically been subject to significant volatility. For instance, in 2017, the value of certain crypto assets, including Bitcoin, experienced steep increases in value, and our customer base expanded worldwide. The increase in value of Bitcoin from 2016 to 2017 was followed by a steep decline in 2018, which adversely affected our net revenue and operating results. The price and trading volume of any crypto asset is subject to significant uncertainty and volatility, depending on a number of factors, including:
•market conditions across the cryptoeconomy;
•changes in liquidity, market-making volume, and trading activities;
•trading activities on other crypto platforms worldwide, many of which may be unregulated, and may include manipulative activities;
•investment and trading activities of highly active retail and institutional users, speculators, miners, and investors;
•the speed and rate at which crypto is able to gain adoption as a medium of exchange, utility, store of value, consumptive asset, security instrument, or other financial assets worldwide, if at all;
•decreased user and investor confidence in crypto assets and crypto platforms;
•negative publicity and events relating to the cryptoeconomy;
•the ability for crypto assets to meet user and investor demands;
•the functionality and utility of crypto assets and their associated ecosystems and networks, including crypto assets designed for use in various applications;
•consumer preferences and perceived value of crypto assets and crypto asset markets;

•increased competition from other payment services or other crypto assets that exhibit better speed, security, scalability, or other characteristics;
•regulatory or legislative changes and updates affecting the cryptoeconomy;
•the characterization of crypto assets under the laws of various jurisdictions around the world;
•the maintenance, troubleshooting, and development of the blockchain networks underlying crypto assets, including by miners, validators, and developers worldwide;
•the ability for crypto networks to attract and retain miners or validators to secure and confirm transactions accurately and efficiently;
•ongoing technological viability and security of crypto assets and their associated smart contracts, applications and networks, including vulnerabilities against hacks and scalability;
•fees and speed associated with processing crypto asset transactions, including on the underlying blockchain networks and on crypto platforms;
•financial strength of market participants;
•the availability and cost of funding and capital;
•the liquidity of crypto platforms;
•interruptions in service from or failures of major crypto platforms;
•availability of an active derivatives market for various crypto assets;
•availability of banking and payment services to support crypto-related projects;
•level of interest rates and inflation;
•monetary policies of governments, trade restrictions, and fiat currency devaluations; and
•national and international economic and political conditions.
There is no assurance that any supported crypto asset will maintain its value or that there will be meaningful levels of trading activities. In the event that the price of crypto assets or the demand for trading crypto assets decline, our business, operating results, and financial condition would be adversely affected.
A majority of our net revenue is from transactions in Bitcoin and Ether. If demand for these crypto assets declines and is not replaced by new demand for crypto assets, our business, operating results, and financial condition could be adversely affected.
We support a diverse portfolio of crypto assets for trading and custody. However, in the six months ended June 30, 2020, we derived the majority of our net revenue from transaction fees generated in connection with the purchase, sale, and trading of Bitcoin and Ether; these trading pairs drove over 65% of total Trading Volume on our platform. As such, in addition to the factors impacting the broader cryptoeconomy described in this section, our business may be adversely affected if the markets for Bitcoin and Ether deteriorate or if their prices decline, including as a result of the following factors:
•the reduction in mining rewards of Bitcoin, including block reward halving events, which are events that occur after a specific period of time which reduces the block reward earned by miners;
•the development and launch timeline of Ethereum 2.0, including the potential migration of Ethereum to a proof-of-stake model;

•disruptions, hacks, splits in the underlying network also known as “forks”, attacks by malicious actors who control a significant portion of the networks’ hash rate such as double spend or 51% attacks, or other similar incidents affecting the Bitcoin or Ethereum blockchain networks;
•hard “forks” resulting in the creation of and divergence into multiple separate networks, such as Bitcoin Cash and Ethereum Classic;
•informal governance led by Bitcoin and Ethereum’s core developers that lead to revisions to the underlying source code or inactions that prevent network scaling, and which evolve over time largely based on self-determined participation, which may result in new changes or updates that affect their speed, security, usability, or value;
•the ability for Bitcoin and Ethereum blockchain networks to resolve significant scaling challenges and increase the volume and speed of transactions;
•the ability to attract and retain developers and customers to use Bitcoin and Ether for payment, store of value, unit of accounting, and other intended uses;
•transaction congestion and fees associated with processing transactions on the Bitcoin and Ethereum networks;
•the identification of Satoshi Nakamoto, the pseudonymous person or persons who developed Bitcoin, or the transfer of Satoshi’s Bitcoins;
•negative perception of Bitcoin or Ether;
•development in mathematics, technology, including in digital computing, algebraic geometry, and quantum computing that could result in the cryptography being used by Bitcoin and Ethereum becoming insecure or ineffective; and
•laws and regulations affecting the Bitcoin and Ethereum networks or access to these networks, including a determination that either Bitcoin or Ether constitutes a security or other regulated financial instrument under the laws of any jurisdiction.
The future development and growth of crypto is subject to a variety of factors that are difficult to predict and evaluate. If crypto does not grow as we expect, our business, operating results, and financial condition could be adversely affected.
Crypto assets built on blockchain technology were only introduced in 2009 and remain in the early stages of development. In addition, different crypto assets are designed for different purposes. Bitcoin, for instance, was designed to serve as a peer-to-peer electronic cash system, while Ethereum was designed to be a smart contract and decentralized application platform. Many other crypto networks—ranging from cloud computing to tokenized securities networks—have only recently been established. The further growth and development of any crypto assets and their underlying networks and other cryptographic and algorithmic protocols governing the creation, transfer, and usage of crypto assets represent a new and evolving paradigm that is subject to a variety of factors that are difficult to evaluate, including:
•Many crypto networks have limited operating histories, have not been validated in production, and are still in the process of developing and making significant decisions that will affect the design, supply, issuance, functionality, and governance of their respective crypto assets and underlying blockchain networks, any of which could adversely affect their respective crypto assets.
•Many crypto networks are in the process of implementing software upgrades and other changes to their protocols, which could introduce bugs, security risks, or adversely affect the respective crypto networks.
•Several large networks, including Bitcoin and Ethereum, are developing new features to address fundamental speed, scalability, and energy usage issues. If these issues are not successfully addressed, or are unable to receive widespread adoption, it could adversely affect the underlying crypto assets.
•Security issues, bugs, and software errors have been identified with many crypto assets and their underlying blockchain networks, some of which have been exploited by malicious actors. There are also inherent security weaknesses in some crypto assets, such as when creators of certain crypto networks use procedures that could allow hackers to counterfeit tokens. Any weaknesses identified with a crypto assets could adversely affect its price, security, liquidity, and adoption. If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains a majority of the compute or staking power on a crypto network, as has happened in the past, it may be able to manipulate transactions, which could cause financial losses to holders, damage the network’s reputation and security, and adversely affect its value.
•The development of new technologies for mining, such as improved application-specific integrated circuits (commonly referred to as ASICs), or changes in industry patterns, such as the consolidation of mining power in a small number of large mining farms, could reduce the security of blockchain networks, lead to increased liquid supply of crypto assets, and reduce a crypto’s price and attractiveness.
•If rewards and transaction fees for miners or validators on any particular crypto network are not sufficiently high to attract and retain miners, a crypto network’s security and speed may be adversely affected, increasing the likelihood of a malicious attack.
•Many crypto assets have concentrated ownership or an “admin key”, allowing a small group of holders to have significant unilateral control and influence over key decisions relating to their crypto networks, such as governance decisions and protocol changes, as well as the market price of such crypto assets.
•The governance of many decentralized blockchain networks is by voluntary consensus and open competition, and many developers are not directly compensated for their contributions. As a result, there may be a lack of consensus or clarity on the governance of any particular crypto network, a lack of incentives for developers to maintain or develop the network, and other unforeseen issues, any of which could result in unexpected or undesirable errors, bugs, or changes, or stymie such network’s utility and ability to respond to challenges and grow.
•Many crypto networks are in the early stages of developing partnerships and collaborations, all of which may not succeed and adversely affect the usability and adoption of the respective crypto assets.
Various other technical issues have also been uncovered from time to time that resulted in disabled functionalities, exposure of certain users’ personal information, theft of users’ assets, and other negative consequences, and which required resolution with the attention and efforts of their global miner, user, and development communities. If any such risks or other risks materialize, and in particular if they are not resolved, the development and growth of crypto may be significantly affected and, as a result, our business, operating results, and financial condition could be adversely affected.
Cyberattacks and security breaches of our platform, or those impacting our customers or third parties, could adversely impact our brand and reputation and our business, operating results, and financial condition.
Our business involves the collection, storage, processing, and transmission of confidential information, customer, employee, service provider, and other personal data, as well as information required to access customer assets. We have built our reputation on the premise that our platform offers customers a secure way to purchase, store, and transact in crypto assets. As a result, any actual or perceived security breach of us or our third-party partners may:
•harm our reputation and brand;

•result in our systems or services being unavailable and interrupt our operations;
•result in improper disclosure of data and violations of applicable privacy and other laws;
•result in significant regulatory scrutiny, investigations, fines, penalties, and other legal, regulatory, and financial exposure;
•cause us to incur significant remediation costs;
•lead to theft or irretrievable loss of our or our customers’ fiat currencies or crypto assets;
•reduce customer confidence in, or decreased use of, our products and services;
•divert the attention of management from the operation of our business;
•result in significant compensation or contractual penalties from us to our customers or third parties as a result of losses to them or claims by them; and
•adversely affect our business and operating results.
Further, any actual or perceived breach or cybersecurity attack directed at other financial institutions or crypto companies, whether or not we are directly impacted, could lead to a general loss of customer confidence in the cryptoeconomy or in the use of technology to conduct financial transactions, which could negatively impact us, including the market perception of the effectiveness of our security measures and technology infrastructure.
An increasing number of organizations, including large merchants, businesses, technology companies, and financial institutions, as well as government institutions, have disclosed breaches of their information security systems, some of which have involved sophisticated and highly targeted attacks, including on their websites, mobile applications, and infrastructure.
Attacks upon systems across a variety of industries, including the crypto industry, are increasing in their frequency, persistence, and sophistication, and, in many cases, are being conducted by sophisticated, well-funded, and organized groups and individuals, including state actors. The techniques used to obtain unauthorized, improper, or illegal access to systems and information (including customers’ personal data and crypto assets), disable or degrade services, or sabotage systems are constantly evolving, may be difficult to detect quickly, and often are not recognized or detected until after they have been launched against a target. These attacks may occur on our systems or those of our third-party service providers or partners. Certain types of cyberattacks could harm us even if our systems are left undisturbed. For example, attacks may be designed to deceive employees and service providers into releasing control of our systems to a hacker, while others may aim to introduce computer viruses or malware into our systems with a view to stealing confidential or proprietary data. Additionally, certain threats are designed to remain dormant or undetectable until launched against a target and we may not be able to implement adequate preventative measures.
Although we have developed systems and processes designed to protect the data we manage, prevent data loss and other security breaches, effectively respond to known and potential risks, and expect to continue to expend significant resources to bolster these protections, there can be no assurance that these security measures will provide absolute security or prevent breaches or attacks. We have experienced from time to time, and may experience in the future, breaches of our security measures due to human error, malfeasance, insider threats, system errors or vulnerabilities, or other irregularities. Unauthorized parties have attempted, and we expect that they will continue to attempt, to gain access to our systems and facilities, as well as those of our customers, partners, and third-party service providers, through various means, including hacking, social engineering, phishing, and attempting to fraudulently induce individuals (including employees, service providers, and our customers) into disclosing usernames, passwords, payment card information, or other sensitive information, which may in turn be used to access our information technology systems and customers’ crypto assets. Threats can come from a variety of sources, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, and insiders. Certain threat actors may be supported by significant financial and technological resources, making them even more sophisticated and difficult to detect. Further, there has been an increase in such activities as a result of the novel coronavirus, or COVID-19, pandemic. As a result, our costs and the resources we devote to protecting against these advanced threats and their consequences may continue to increase over time.
Although we maintain insurance coverage that we believe is adequate for our business, it may be insufficient to protect us against all losses and costs stemming from security breaches, cyberattacks, and other types of unlawful activity, or any resulting disruptions from such events. Outages and disruptions of our platform, including any caused by cyberattacks, may harm our reputation and our business, operating results, and financial condition.
We are subject to an extensive and highly-evolving regulatory landscape and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our brand, reputation, business, operating results, and financial condition.
Our business is subject to extensive laws, rules, regulations, policies, orders, determinations, directives, treaties, and legal and regulatory interpretations and guidance in the markets in which we operate, including those governing financial services and banking, trust companies, securities, broker-dealers and ATS, commodities, credit, crypto asset custody, exchange, and transfer, cross-border and domestic money and crypto asset transmission, consumer and commercial lending, usury, foreign currency exchange, privacy, data governance, data protection, cybersecurity, fraud detection, payment services (including payment processing and settlement services), consumer protection, escheatment, antitrust and competition, bankruptcy, tax, anti-bribery, economic and trade sanctions, anti-money laundering, and counter-terrorist financing. Many of these legal and regulatory regimes were adopted prior to the advent of the internet, mobile technologies, crypto assets, and related technologies. As a result, they do not contemplate or address unique issues associated with the cryptoeconomy, are subject to significant uncertainty, and vary widely across U.S. federal, state, and local and international jurisdictions. These legal and regulatory regimes, including the laws, rules, and regulations thereunder, evolve frequently and may be modified, interpreted, and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another. Moreover, the complexity and evolving nature of our business and the significant uncertainty surrounding the regulation of the cryptoeconomy requires us to exercise our judgement as to whether certain laws, rules, and regulations apply to us, and it is possible that governmental bodies and regulators may disagree with our conclusions. To the extent we have not complied with such laws, rules, and regulations, we could be subject to significant fines, revocation of licenses, limitations on our products and services, reputational harm, and other regulatory consequences, each of which may be significant and could adversely affect our business, operating results, and financial condition.
In addition to existing laws and regulations, various governmental and regulatory bodies, including legislative and executive bodies, in the United States and in other countries may adopt new laws and regulations, or new interpretations of existing laws and regulations may be issued by such bodies or the judiciary, which may adversely impact the development of the cryptoeconomy as a whole and our legal and regulatory status in particular by changing how we operate our business, how our products and services are regulated, and what products or services we and our competitors can offer, requiring changes to our compliance and risk mitigation measures, imposing new licensing requirements, or imposing a total ban on certain crypto asset transactions, as has occurred in certain jurisdictions in the past. For example, under recommendations from the Financial Crimes Enforcement Network, or FinCEN, and the Financial Action Task Force, or FATF, the United States and several foreign jurisdictions are likely to impose the Funds Travel Rule and the Funds Transfer Rule (commonly referred to collectively as the Travel Rule) on financial service providers in the cryptoeconomy. We may face substantial compliance costs to operationalize and comply with the Travel Rule and may be further subject to administrative sanctions for technical violations or customer attrition if the user experience suffers as a result. As another example, the recent extension of anti-money laundering requirements to certain crypto-related activities by the E.U. Fifth Money Laundering Directive has increased the regulatory compliance burden for our business in Europe and, as a result of the fragmented approach to the implementation of its provisions, resulted in distinct and divergent national licensing and registration regimes for us in different E.U. member states. Further E.U.-level legislation imposing additional regulatory requirements in relation to crypto-related activities is also expected in the intermediate term which, among other things, may impose new or additional regulatory requirements on both crypto service providers and issuers of certain crypto assets, which may impact the our operations in the E.U.
Because we have offered and will continue to offer a variety of innovative products and services to our customers, many of our offerings are subject to significant regulatory uncertainty. For instance, we are a founding member of the Centre Consortium and the principal reseller of the USD Coin, a stablecoin issued by Circle that is backed one-to-one by U.S. dollar denominated reserves. The regulatory treatment of fiat-backed stablecoins is highly uncertain and has drawn significant attention from legislative and regulatory bodies around the world. The issuance and resale of such stablecoins may implicate a variety of banking, deposit, money transmission, prepaid access and stored value, anti-money laundering, commodities, securities, sanctions, and other laws and regulations in the United States and in other jurisdictions. Certain products and services offered by us that we believe are not subject to regulatory oversight, or are only subject to certain regulatory regimes, such as Coinbase Wallet, a standalone mobile application that allows customers to manage their own private keys and store their crypto assets directly on their mobile devices, may cause us to be deemed to be engaged in a form of regulated activity for which licensure is required or cause us to become subject to new and additional forms of regulatory oversight. We also offer various staking, rewards, and lending products, all of which are subject to significant regulatory uncertainty, and could implicate a variety of laws and regulations worldwide. While we have implemented policies and procedures designed to help monitor for and ensure compliance with existing and new laws and regulations, there can be no assurance that we and our employees, contractors, and agents will not violate or otherwise fail to comply with such laws and regulations. To the extent that we or our employees, contractors, or agents are deemed or alleged to have violated or failed to comply with any laws or regulations, including related interpretations, orders, determinations, directives, or guidance, we or they could be subject to a litany of civil, criminal, and administrative fines, penalties, orders and actions, including being required to suspend or terminate the offering of certain products and services.
Due to our business activities, we are subject to ongoing examinations, oversight, and reviews by U.S. federal and state regulators, including the New York State Department of Financial Services, or NYDFS, and foreign financial service regulators, including the U.K. Financial Conduct Authority and the Central Bank of Ireland, which each have broad discretion to audit and examine our business. We are periodically subject to audits and examinations by these regulatory authorities. As a result of findings from these audits and examinations, regulators have, are, and may in the future require us to take certain actions, including amending, updating, or revising our compliance measures from time to time, limiting the kinds of customers which we provide services to, changing, terminating, or delaying the introduction of our existing or new product and services, and undertaking further external audit or being subject to further regulatory scrutiny. We have received, and may in the future receive, examination reports citing violations of rules and regulations, inadequacies in existing compliance programs, and requiring us to enhance certain practices with respect to our compliance program, including due diligence, monitoring, training, reporting, and recordkeeping. Implementing appropriate measures to properly remediate these examination findings may require us to incur significant costs, and if we fail to properly remediate any of these examination findings, we could face civil litigation, significant fines, damage awards, forced removal of certain employees including members of our executive team, barring of certain employees from participating in our business in whole or in part, revocation of existing licenses, limitations on existing and new products and services, reputational harm, negative impact to our existing relationships with regulators, exposure to criminal liability, or other regulatory consequences. Further, we believe increasingly strict legal and regulatory requirements and additional regulatory investigations and enforcement, any of which could occur or intensify, may continue to result in changes to our business, as well as increased costs, and supervision and examination for both ourselves and our agents and service providers. Moreover, new laws, regulations, or interpretations may result in additional litigation, regulatory investigations, and enforcement or other actions, including preventing or delaying us from offering certain products or services offered by our competitors or could impact how we offer such products and services. Adverse changes to, or our failure to comply with, any laws and regulations have had, and may continue to have, an adverse effect on our reputation and brand and our business, operating results, and financial condition.

We operate in a highly competitive industry and we compete against unregulated or less regulated companies and companies with greater financial and other resources, and our business, operating results, and financial condition may be adversely affected if we are unable to respond to our competitors effectively.
The cryptoeconomy is highly innovative, rapidly evolving, and characterized by healthy competition, experimentation, changing customer needs, frequent introductions of new products and services, and subject to uncertain and evolving industry and regulatory requirements. We expect competition to further intensify in the future as existing and new competitors introduce new products or enhance existing products. We compete against a number of companies operating both within the United States and abroad, and both those that focus on traditional financial services and those that focus on crypto-based services. Our main competitors fall into the following categories:
•Traditional financial technology and brokerage firms that have entered the crypto asset market in recent years and offer overlapping features targeted at our customers.
•Companies focused on the crypto asset market, some of whom adhere to local regulations and directly compete with our platform, and many who choose to operate outside of local rules and regulations or in jurisdictions with less stringent local rules and regulations and are potentially able to more quickly adapt to trends, support a greater number of crypto assets, and develop new crypto-based products and services due to a different standard of regulatory scrutiny.
•Crypto-focused companies and traditional financial incumbents that offer point or siloed solutions specifically targeted at institutional customers.
Our primary source of competition to date has been from companies, in particular those located outside the United States, who are subject to significantly less stringent regulatory and compliance requirements in their local jurisdictions. Their business models rely on being unregulated or only regulated in a small number of lower compliance jurisdictions, whilst also offering their products in highly regulated jurisdictions, including the United States, without necessarily complying with the relevant regulatory requirements in such jurisdictions.
To date, due to limited enforcement by U.S. and foreign regulators, many of these competitors have been able to operate from offshore while offering large numbers of products and services to consumers, including in the United States, Europe, and other highly regulated jurisdictions, without complying with the relevant licensing and other requirements in these jurisdictions, and seemingly without penalty. Due to our regulated status in several jurisdictions and our commitment to legal and regulatory compliance, we have not been able to offer many popular products and services, including products and services that our unregulated or less regulated competitors are able to offer to a group that includes many of our customers, which may adversely impact our business, financial condition, and results of operations.
In recent years, our commitment to compliance and the attendant customer-facing requirements, including customer due diligence requirements, have resulted in our customers transferring significant funds and crypto assets to these unregulated or less regulated competitors. We also have expended significant managerial, operational, and compliance costs to meet the legal and regulatory requirements applicable to us in the United States and other jurisdictions in which we operate, and expect to continue to incur significant costs to comply with these requirements, which these unregulated or less regulated competitors have not had to incur.
Additionally, due to the broad nature of our products and services, we also compete with, and expect additional competition from, digital and mobile payment companies and other traditional financial services companies.
Many innovative start-up companies and larger companies have made, and continue to make, significant investments in research and development, and we expect these companies to continue to develop similar or superior products and technologies that compete with our products. Further, more traditional financial and non-financial services businesses may choose to offer crypto-based services in the future as the industry gains adoption. Our current and potential competitors may establish cooperative relationships among themselves or with third parties that may further enhance their resources.
Our existing competitors have, and our potential competitors are expected to have, various competitive advantages over us, such as:
•the ability to trade crypto assets and offer products and services that we do not support or offer on our platform (due to constraints from regulatory authorities, our banking partners, and other factors) such as tokens that constitute securities or derivative instruments under U.S. or foreign laws;
•greater name recognition, longer operating histories, larger customer bases, and larger market shares;
•larger sales and marketing budgets and organizations;
•more established marketing, banking, and compliance relationships;
•greater customer support resources;
•greater resources to make acquisitions;
•lower labor, compliance, risk mitigation, and research and development costs;
•larger and more mature intellectual property portfolios;
•greater number of applicable licenses or similar authorizations;
•established core business models outside of the trading of crypto assets, allowing them to operate on lesser margins or at a loss;
•operations in certain jurisdictions with lower compliance costs and greater flexibility to explore new product offerings; and
•substantially greater financial, technical, and other resources.
If we are unable to compete successfully, or if competing successfully requires us to take costly actions in response to the actions of our competitors, our business, operating results, and financial condition could be adversely affected.
We compete against a growing number of decentralized and noncustodial platforms and our business may be adversely affected if we fail to compete effectively against them.
We also compete against an increasing number of decentralized and noncustodial platforms. On these platforms, users can interact directly with a market-making smart contract or on-chain trading mechanism to exchange one type of crypto asset for another without any centralized intermediary. These platforms are typically not as easy to use as our platform, and generally lack the speed and liquidity of centralized platforms, but various innovative models and incentives have been designed to bridge the gap. In addition, such platforms have low startup and entry costs as market entrants often remain unregulated and have minimal operating and regulatory costs. A significant number of decentralized platforms have recently been developed and released, including on Ethereum, Tron, Polkadot, and Solana, and many such platforms have experienced significant growth and adoption. For instance, we have seen increased interest in certain decentralized platforms with transaction volumes rivaling our own platform on multiple occasions, and expect interest in decentralized and noncustodial platforms to grow further as the industry develops. If the demand for decentralized platforms grows and we are unable to compete with these decentralized and noncustodial platforms, our business may be adversely affected.

As we continue to expand and localize our international activities, our obligations to comply with the laws, rules, regulations, and policies of a variety of jurisdictions will increase and we may be subject to investigations and enforcement actions by U.S. and non-U.S. regulators and governmental authorities.
As we expand and localize our international activities, we have become increasingly obligated to comply with the laws, rules, regulations, policies, and legal interpretations both of the jurisdictions in which we operate and those into which we offer services on a cross-border basis. Laws regulating financial services, the internet, mobile technologies, crypto, and related technologies outside of the United States often impose different, more specific, or even conflicting obligations on us, as well as broader liability. For example, we are required to comply with laws and regulations related to sanctions and export controls enforced by U.S. Department of Treasury’s Office of Foreign Assets Control, or OFAC, and U.S. anti-money laundering and counter-terrorist financing laws and regulations, enforced by FinCEN and certain state financial services regulators. U.S. sanctions laws and regulations generally restrict dealings by persons subject to U.S. jurisdiction with certain countries or territories that are the target of comprehensive sanctions, currently the Crimea Region of Ukraine, Cuba, Iran, North Korea, and Syria, as well as with persons identified on certain prohibited lists. We have shared key particulars of our compliance program with OFAC and we believe we have a reasonable risk-based program in place. That program includes monitoring of IP addresses to identify prohibited jurisdictions and of blockchain addresses that have either been identified by OFAC as prohibited or that otherwise are believed by us to be associated with prohibited persons or jurisdictions. Nonetheless, there can be no guarantee that these measures will be viewed as compliant. In particular, the nature of the blockchain and of our services makes it technically infeasible in all circumstances to prevent transactions with particular persons or addresses. From time to time, we have submitted voluntary disclosures to OFAC or responded to administrative subpoenas from OFAC that have identified such transactions. Certain of these voluntary self-disclosures and subpoena responses are currently under review by OFAC. To date, none of those proceedings has resulted in a monetary penalty or other adverse action. However, if we were to be found to have violated sanctions, or become involved in government investigations, that could result in negative consequences for us, including costs related to government investigations, financial penalties, and harm to our reputation. The impact on us related to these matters could be substantial. Although we have implemented controls, and are working to implement additional controls and screening tools designed to prevent similar activity from occurring in the future, there is no guarantee that we will not inadvertently provide our products and services to additional individuals, entities, or governments prohibited by U.S. sanctions in the future.
Regulators worldwide frequently study each other’s approaches to the regulation of the cryptoeconomy. Consequently, developments in any jurisdiction may influence other jurisdictions. New developments in one jurisdiction may be extended to additional services and other jurisdictions. As a result, the risks created by any new law or regulation in one jurisdiction are magnified by the potential that they may be replicated, affecting our business in another place or involving another service. Conversely, if regulations diverge worldwide, we may face difficulty adjusting our products, services, and other aspects of our business with the same effect. These risks are heightened as we face increased competitive pressure from other similarly situated businesses that engage in regulatory arbitrage to avoid the compliance costs associated with regulatory changes.
The complexity of U.S. federal and state and international regulatory and enforcement regimes, coupled with the global scope of our operations and the evolving global regulatory environment, could result in a single event prompting a large number of overlapping investigations and legal and regulatory proceedings by multiple government authorities in different jurisdictions. Any of the foregoing could, individually or in the aggregate, harm our reputation, damage our brands and business, and adversely affect our operating results and financial condition. Due to the uncertain application of existing laws and regulations, it may be that, despite our regulatory and legal analysis concluding that certain products and services are currently unregulated, such products or services may indeed be subject to financial regulation, licensing, or authorization obligations that we have not obtained or with which we have not complied. As a result, we are at a heightened risk of enforcement action, litigation, regulatory, and legal scrutiny which could lead to sanctions, cease, and desist orders, or other penalties and censures which could significantly and adversely affect our continued operations and financial condition.

We are and may continue to be subject to material litigation, including individual and class action lawsuits, as well as investigations and enforcement actions by regulators and governmental authorities.
We have been, currently are, and may from time to time become subject to claims, arbitrations, individual and class action lawsuits, government and regulatory investigations, inquiries, actions or requests, and other proceedings alleging violations of laws, rules, and regulations, both foreign and domestic. The scope, determination, and impact of claims, lawsuits, government and regulatory investigations, enforcement actions, disputes, and proceedings to which we are subject cannot be predicted with certainty, and may result in:
•substantial payments to satisfy judgments, fines, or penalties;
•substantial outside counsel legal fees and costs;
•additional compliance and licensure requirements;
•loss or non-renewal of existing licenses or authorizations, or prohibition from or delays in obtaining additional licenses or authorizations, required for our business;
•loss of productivity and high demands on employee time;
•criminal sanctions or consent decrees;
•termination of certain employees, including members of our executive team;
•barring of certain employees from participating in our business in whole or in part;
•orders that restrict our business or prevent us from offering certain products or services;
•changes to our business model and practices;
•delays to planned transactions, product launches or improvements; and
•damage to our brand and reputation.
Because of our large customer base, actions against us may claim large monetary damages, even if the alleged per-customer harm is small or non-existent. Regardless of the outcome, any such matters can have an adverse impact, which may be material, on our business, operating results, or financial condition because of legal costs, diversion of management resources, reputational damage, and other factors. For additional information, see the section titled “Business—Legal Proceedings.”
If we cannot keep pace with rapid industry changes to provide new and innovative products and services, the use of our products and services, and consequently our net revenue, could decline, which could adversely impact our business, operating results, and financial condition.
Our industry has been characterized by many rapid, significant, and disruptive products and services in recent years. These include decentralized applications, DeFi, yield farming, staking, token wrapping, governance tokens, innovative programs to attract customers such as transaction fee mining programs, initiatives to attract traders such as trading competitions, airdrops and giveaways, staking reward programs, and novel cryptocurrency fundraising and distribution schemes, such as “initial exchange offerings.” We expect new services and technologies to continue to emerge and evolve, which may be superior to, or render obsolete, the products and services that we currently provide. We cannot predict the effects of new services and technologies on our business. However, our ability to grow our customer base and net revenue will depend heavily on our ability to innovate and create successful new products and services, both independently and in conjunction with third-party developers. In particular, developing and incorporating new products and services into our business may require substantial expenditures, take considerable time, and ultimately may not be successful. Any new products or services could fail to attract customers, generate revenue, or perform or integrate well with third-party applications and platforms. In addition, our ability to adapt and compete with new products and services may be inhibited by regulatory requirements and general uncertainty in the law, constraints by our banking partners and payment processors, third-party intellectual property rights, or other factors. Moreover, we must continue to enhance our technical infrastructure and other technology offerings to remain competitive and maintain a platform that has the required functionality, performance, capacity, security, and speed to attract and retain customers, including large, institutional, high-frequency and high-volume traders. As a result, we expect to expend significant costs and expenses to develop and upgrade our technical infrastructure to meet the evolving needs of the industry. Our success will depend on our ability to develop and incorporate new offerings and adapt to technological changes and evolving industry practices. If we are unable to do so in a timely or cost-effective manner, our business and our ability to successfully compete, to retain existing customers, and to attract new customers may be adversely affected.
A particular crypto asset’s status as a “security” in any relevant jurisdiction is subject to a high degree of uncertainty and if we are unable to properly characterize a crypto asset, we may be subject to regulatory scrutiny, investigations, fines, and other penalties, which may adversely affect our business, operating results, and financial condition.
The SEC and its staff have taken the position that certain crypto assets fall within the definition of a “security” under the U.S. federal securities laws. The test for determining whether any given crypto a is a security is a highly complex, fact-driven analysis that evolves over time, and the outcome is difficult to predict. The SEC generally does not provide advance guidance or confirmation on the status of any particular crypto asset as a security. Furthermore, the SEC’s views in this area have evolved over time and it is difficult to predict the direction or timing of any continuing evolution. It is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff. Public statements by senior officials at the SEC indicate that the SEC does not intend to take the position that Bitcoin or Ether are securities (in their current form). However, such statements are not official policy statements by the SEC and reflect only the speakers’ views, which are not binding on the SEC or any other agency or court and cannot be generalized to any other crypto asset. Similarly, though the SEC’s Strategic Hub for Innovation and Financial Technology published a framework for analyzing whether any given crypto asset is a security in April 2019, this framework is also not a rule, regulation or statement of the SEC and is not binding on the SEC.
Several foreign jurisdictions have taken a broad-based approach to classifying crypto assets as “securities,” while other foreign jurisdictions, such as Switzerland, Malta, and Singapore, have adopted a narrower approach. As a result, certain crypto assets may be deemed to be a “security” under the laws of some jurisdictions but not others. Various foreign jurisdictions may, in the future, adopt additional laws, regulations, or directives that affect the characterization of crypto assets as “securities,”
The classification of a crypto asset as a security under applicable law has wide-ranging implications for the regulatory obligations that flow from the offer, sale, trading, and clearing of such assets. For example, a crypto asset that is a security in the United States may generally only be offered or sold in the United States pursuant to a registration statement filed with the SEC or in an offering that qualifies for an exemption from registration. Persons that effect transactions in crypto assets that are securities in the United States may be subject to registration with the SEC as a “broker” or “dealer.” Platforms that bring together purchasers and sellers to trade crypto assets that are securities in the United States are generally subject to registration as national securities exchanges, or must qualify for an exemption, such as by being operated by a registered broker-dealer as an alternative trading system, or ATS, in compliance with rules for ATSs. Persons facilitating clearing and settlement of securities may be subject to registration with the SEC as a clearing agency. Foreign jurisdictions may have similar licensing, registration, and qualification requirements.
We have policies and procedures to analyze whether each crypto asset that we seek to facilitate trading on our platform could be deemed to be a “security” under applicable laws. Because our platform is not registered or licensed with the SEC or foreign authorities as a broker-dealer, national securities exchange, or ATS (or foreign equivalents), and we do not seek to register or rely on an exemption from such registration or license to facilitate the offer and sale of crypto assets on our platform, we only permit trading on our core platform of those crypto assets that we determine with a reasonable degree of certainty are not securities. Although we have applied to operate an ATS in the United States that would allow us to trade crypto assets that are deemed “securities” under U.S. federal securities laws, we have not yet received regulatory approval to, and do not currently, operate an ATS for trading of crypto assets deemed to be securities. Even though we have incurred substantial expenses and compliance costs, we may never receive regulatory approval to operate an ATS for the trading of crypto assets that constitute securities and, even if we were to receive such regulatory approval, the markets for trading crypto assets that constitute securities may lack the depth and liquidity of our platform. There can be no assurances that we will properly characterize any given crypto asset as a security or non-security for purposes of determining which of our platforms that crypto asset is allowed to trade on, or that the SEC, foreign regulatory authority, or a court, if the question was presented to it, would agree with our assessment. If the SEC, foreign regulatory authority, or a court were to determine that a supported crypto asset currently offered, sold, or traded on our platform is a security, we would not be able to offer such crypto asset for trading until we are able to do so in a compliant manner, such as through an ATS approved to trade crypto asset that constitute securities. In addition, we could be subject to judicial or administrative sanctions for failing to offer or sell the crypto asset in compliance with the registration requirements, or for acting as a broker, dealer, or national securities exchange without appropriate registration. Such an action could result in injunctions, cease and desist orders, as well as civil monetary penalties, fines, and disgorgement, criminal liability, and reputational harm. Customers that traded such supported crypto asset on our platform and suffered trading losses could also seek to rescind a transaction that we facilitated as the basis that it was conducted in violation of applicable law, which could subject us to significant liability. We may also be required to cease facilitating transactions in the supported crypto asset other than via our licensed subsidiaries, which could negatively impact our business, operating results, and financial condition.
Further, if Bitcoin, Ether, or any other supported crypto asset is deemed to be a security under any U.S. federal, state, or foreign jurisdiction, or in a proceeding in a court of law or otherwise, it may have adverse consequences for such supported crypto asset. For instance, all transactions in such supported crypto asset would have to be registered with the SEC or other foreign authority, or conducted in accordance with an exemption from registration, which could severely limit its liquidity, usability and transactability. Moreover, the networks on which such supported crypto assets are utilized may be required to be regulated as securities intermediaries, and subject to applicable rules, which could effectively render the network impracticable for its existing purposes. Further, it could draw negative publicity and a decline in the general acceptance of the crypto asset. Also, it may make it difficult for such supported crypto asset to be traded, cleared, and custodied as compared to other crypto asset that are not considered to be securities.
We currently rely on third-party service providers for certain aspects of our operations, and any interruptions in services provided by these third parties may impair our ability to support our customers.
We rely on third parties in connection with many aspects of our business, including payment processors, banks, and payment gateways to process transactions; cloud computing services and data centers that provide facilities, infrastructure, website functionality and access, components, and services, including databases and data center facilities and cloud computing; as well as third parties that provide outsourced customer service, compliance support and product development functions, which are critical to our operations. Because we rely on third parties to provide these services and to facilitate certain of our business activities, we face increased operational risks. We do not control the operation of any of these third parties, including the data center facilities we use. These third parties may be subject to financial, legal, regulatory, and labor issues, cybersecurity incidents, break-ins, computer viruses, denial-of-service attacks, sabotage, acts of vandalism, privacy breaches, service terminations, disruptions, interruptions, and other misconduct. They are also vulnerable to damage or interruption from human error, power loss, telecommunications failures, fires, floods, earthquakes, hurricanes, tornadoes, pandemics (including the COVID-19 pandemic) and similar events. In addition, these third parties may breach their agreements with us, disagree with our interpretation of contract terms or applicable laws and regulations, refuse to continue or renew these agreements on commercially reasonable terms or at all, fail or refuse to process transactions or provide other services adequately, take actions that degrade the functionality of our services, impose additional costs or requirements on us or our customers, or give preferential treatment to competitors. There can be no assurance that third parties that provide services to us or to our customers on our behalf will continue to do so on acceptable terms, or at all. If any third parties do not adequately or appropriately provide their services or perform their responsibilities to us or our customers on our behalf, such as if third-party service providers to close their data center facilities without adequate notice, are unable to restore operations and data, fail to perform as expected, or experience other unanticipated problems, we may be unable to procure alternatives in a timely and efficient manner and on acceptable terms, or at all, and we may be subject to business disruptions, losses or costs to remediate any of the deficiencies, customer dissatisfaction, reputational damage, legal or regulatory proceedings, or other adverse consequences which could harm our business.
Loss of a critical banking or insurance relationship could adversely impact our business, operating results, and financial condition.
We rely on bank accounts to provide our platform and custodial services. In particular, customer cash holdings on our platform are held with one or more of our banking partners. As a registered money services business with FinCEN under the Bank Secrecy Act, as amended by the USA PATRIOT Act of 2001, and its implementing regulations enforced by FinCEN, or collectively, the BSA, a licensed money transmitter in a number of U.S. states and territories, a licensee under NYDFS’s Virtual Currency Business Activity regime, commonly referred to as a BitLicense, a licensed electronic money institution under both the U.K. Financial Conduct Authority and the Central Bank of Ireland, and a limited purpose trust company chartered by the NYDFS, our banking partners view us as a higher risk customer for purposes of their anti-money laundering programs. We may face difficulty establishing or maintaining banking relationships due to our banking partners’ policies and some prior bank partners have terminated their relationship with Coinbase or have limited access to bank services. The loss of these banking partners or the imposition of operational restrictions by these banking partners and the inability for us to utilize other redundant financial institutions may result in a disruption of business activity as well as regulatory risks. We also rely on insurance carriers to insure customer losses resulting from a breach of our physical security, cyber security, or by employee or service provider theft. Our ability to maintain crime and specie insurance is subject to the insurance carriers’ ongoing underwriting criteria and our inability to obtain and maintain appropriate insurance coverage could cause a substantial business disruption, adverse reputational impact, inability to compete with our competitors, and regulatory scrutiny.
Any significant disruption in our products and services, in our information technology systems, or in any of the blockchain networks we support, could result in a loss of customers or funds and adversely impact our brand and reputation and our business, operating results, and financial condition.
Our reputation and ability to attract and retain customers and grow our business depends on our ability to operate our service at high levels of reliability, scalability, and performance, including the ability to process and monitor, on a daily basis, a large number of transactions that occur at high volume and frequencies across multiple systems. Our platform, the ability of our customers to trade, and our ability to operate at a high level, are dependent on our ability to access the blockchain networks underlying the supported crypto assets, for which access is dependent on our systems’ ability to access the internet. Further, the successful and continued operations of such blockchain networks will depend on a network of computers, miners, or validators, and their continued operations, all of which may be impacted by service interruptions.
Our systems, the systems of our third-party service providers and partners, and certain crypto asset and blockchain networks have experienced from time to time, and may experience in the future service interruptions or degradation because of hardware and software defects or malfunctions, distributed denial-of-service and other cyberattacks, insider threats, break-ins, sabotage, human error, vandalism, earthquakes, hurricanes, floods, fires, and other natural disasters, power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks, computer viruses or other malware, or other events. In addition, extraordinary Trading Volumes or site usage could cause our computer systems to operate at an unacceptably slow speed or even fail. Some of our systems, including systems of companies we have acquired, or the systems of our third-party service providers and partners are not fully redundant, and our or their disaster recovery planning may not be sufficient for all possible outcomes or events.
If any of our systems, or those of our third-party service providers, are disrupted for any reason, our products and services may fail, resulting in unanticipated disruptions, slower response times and delays in our customers’ trade execution and processing, failed settlement of trades, incomplete or inaccurate accounting, recording or processing of trades, unauthorized trades, loss of customer information, increased demand on limited customer support resources, customer claims, complaints with regulatory organizations, lawsuits, or enforcement actions. A prolonged interruption in the availability or reduction in the availability, speed, or functionality of our products and services could harm our business. Frequent or persistent interruptions in our services could cause current or potential customers or partners to believe that our systems are unreliable, leading them to switch to our competitors or to avoid or reduce the use of our products and services, and could permanently harm our reputation and brands. Moreover, to the extent that any system failure or similar event results in damages to our customers or their business partners, these customers or partners could seek significant compensation or contractual penalties from us for their losses, and those claims, even if unsuccessful, would likely be time-consuming and costly for us to address. Problems with the reliability or security of our systems would harm our reputation, and damage to our reputation and the cost of remedying these problems could negatively affect our business, operating results, and financial condition.
Because we are a regulated financial institution in certain jurisdictions, frequent or persistent interruptions could also lead to regulatory scrutiny, significant fines and penalties, and mandatory and costly changes to our business practices, and ultimately could cause us to lose existing licenses or banking relationships that we need to operate or prevent or delay us from obtaining additional licenses that may be required for our business.
In addition, we are continually improving and upgrading our information systems and technologies. Implementation of new systems and technologies is complex, expensive, time-consuming, and may not be successful. If we fail to timely and successfully implement new information systems and technologies, or improvements or upgrades to existing information systems and technologies, or if such systems and technologies do not operate as intended, it could have an adverse impact on our business, internal controls (including internal controls over financial reporting), operating results, and financial condition.
Our failure to safeguard and manage our customers’ fiat currencies and crypto assets could adversely impact our business, operating results, and financial condition.
As of June 30, 2020, we held $1.6 billion in custodial fiat currencies and cryptocurrencies on behalf of customers. Supported crypto assets are not insured or guaranteed by any government or government agency. We have also entered into partnerships with third parties, such as with the Centre Consortium, as the chief reseller of USD Coin, where we or our partners receive and hold funds for the benefit of our customers. Our and our partners’ abilities to manage and accurately safeguard these customer assets requires a high level of internal controls. As our business continues to grow and we expand our product and service offerings, we must continue to strengthen our associated internal controls and ensure that our partners do the same. Our success and the success of our offerings requires significant public confidence in our and our partners’ ability to properly manage customers’ balances and handle large and growing transaction volumes and amounts of customer funds. In addition, we are dependent on our partners’ operations, liquidity, and financial condition for the proper maintenance, use, and safekeeping of these customer assets. Any failure by us or our partners to maintain the necessary controls or to manage customer crypto assets and funds appropriately and in compliance with applicable regulatory requirements could result in reputational harm, significant financial losses, lead customers to discontinue or reduce their use of our and our partners’ products, and result in significant penalties and fines and additional restrictions, which could adversely impact our business, operating results, and financial condition.
We deposit, transfer, and custody customer cash and crypto assets in multiple jurisdictions. In each instance, we are required to safeguard customers’ assets using bank-level security standards applicable to our hot and cold wallet and storage systems, as well as our financial management systems related to such custodial functions. Our security technology is designed to prevent, detect, and mitigate inappropriate access to our systems, by internal or external threats. We believe we have developed and maintained administrative, technical, and physical safeguards designed to comply with applicable legal requirements and industry standards. However, it is nevertheless possible that hackers, employees or service providers acting contrary to our policies, or others could circumvent these safeguards to improperly access our systems or documents, or the systems or documents of our business partners, agents, or service providers, and improperly access, obtain, misuse customer crypto assets and funds. The methods used to obtain unauthorized access, disable, or degrade service or sabotage systems are also constantly changing and evolving and may be difficult to anticipate or detect for long periods of time. Our fidelity insurance coverage for such impropriety is limited and may not cover the extent of loss nor the nature of such loss, in which case we may be liable for the full amount of losses suffered, which could be greater than all of our assets. Our ability to maintain fidelity insurance is also subject to the insurance carriers’ ongoing underwriting criteria. Any loss of customer cash or crypto assets could result in a subsequent lapse in insurance coverage, which could cause a substantial business disruption, adverse reputational impact, inability to compete with our competitors, and regulatory investigations, inquiries, or actions. Additionally, transactions undertaken through our websites or other electronic channels may create risks of fraud, hacking, unauthorized access or acquisition, and other deceptive practices. Any security incident resulting in a compromise of customer assets could result in substantial costs to us and require us to notify impacted individuals, and in some cases regulators, of a possible or actual incident, expose us to regulatory enforcement actions, including substantial fines, limit our ability to provide services, subject us to litigation, significant financial losses, damage our reputation, and adversely affect our business, operating results, financial condition, and cash flows.
The loss or destruction of private keys required to access any crypto assets held in custody for our own account or for our customers may be irreversible. If we are unable to access our private keys or if we experience a hack or other data loss relating to our ability to access any crypto assets, it could cause regulatory scrutiny, reputational harm, and other losses.
Crypto assets are generally controllable only by the possessor of the unique private key relating to the digital wallet in which the crypto assets are held. While blockchain protocols typically require public addresses to be published when used in a transaction, private keys must be safeguarded and kept private in order to prevent a third party from accessing the crypto assets held in such a wallet. To the extent that any of the private keys relating to our hot or cold wallets containing crypto assets held for our own account or for our customers is lost, destroyed, or otherwise compromised or unavailable, and no backup of the private key is accessible, we will be unable to access the crypto assets held in the related wallet. Further, we cannot provide assurance that our wallet will not be hacked or compromised. Crypto assets and blockchain technologies have been, and may in the future be, subject to security breaches, hacking, or other malicious activities. Any loss of private keys relating to, or hack or other compromise of, digital wallets used to store our customers’ crypto assets could adversely affect our customers’ ability to access or sell their crypto assets, require us to reimburse our customers for their losses, and subject us to significant financial losses in addition to losing customer trust in us and our products. As such, any loss of private keys due to a hack, employee or service provider misconduct or error, or other compromise by third parties could hurt our brand and reputation, result in significant losses, and adversely impact our business. The total value of crypto assets in our possession and control is significantly greater than the total value of insurance coverage that would compensate Coinbase in the event of theft or other loss of funds.
Other Risks Related to Our Business and Financial Position
If we fail to retain existing customers or add new customers, or if our customers decrease their level of engagement with our products, services and platform, our business, operating results, and financial condition may be significantly harmed.
Our success depends on our ability to retain existing customers and attract new customers, including ecosystem partners, to increase engagement with our products, services, and platform. To do so, we must continue to offer leading technologies and ensure that our products and services are secure, reliable, and engaging. We must also expand our products and services, and offer competitive prices in an increasingly crowded and price-sensitive market. There is no assurance that we will be able to continue to do so, that we will be able to retain our current customers or attract new customers, or keep our customers engaged. Any number of factors can negatively affect customer retention, growth, and engagement, including if:
•customers increasingly engage with competing products and services, including products and services that we are unable to offer due to regulatory reasons;
•we fail to introduce new and improved products and services, or if we introduce new products or services that are not favorably received;
•we fail to support new and in-demand crypto assets or if we elect to support crypto assets with negative reputations;
•there are changes in sentiment about the quality or usefulness of our products and services or concerns related to privacy, security, or other factors;
•there are adverse changes in our products and services that are mandated by legislation, regulatory authorities, or litigation;
•customers perceiving the crypto assets on our platform to be bad investments, or experiencing significant losses in investments made on our platform;
•technical or other problems prevent us from delivering our products and services with the speed, functionality, security, and reliability that our customers expect;
•cybersecurity incidents, employee or service provider misconduct, or other unforeseen activities that causes losses to us or our customers, including losses to assets held by us on behalf of our customers;
•modifications to our pricing model or modifications by competitors to their pricing;
•we fail to provide adequate customer service to customers; or
•we or other companies in our industry are the subject of adverse media reports or other negative publicity.
From time to time, certain of these factors have negatively affected customer retention, growth, and engagement to varying degrees. If we are unable to maintain or increase our customer base and customer engagement, our revenue and financial results may be adversely affected. Any decrease in user retention, growth, or engagement could render our products and services less attractive to customers, which may have an adverse impact on our revenue, business, operating results, and financial condition. If our customer growth rate slows or declines, we will become increasingly dependent on our ability to maintain or increase levels of user engagement and monetization in order to drive growth of revenue.
We expect our operating expenses to increase significantly in the foreseeable future and may not be able to achieve profitability or achieve positive cash flow from operations on a consistent basis, which may cause our business, operating results, and financial condition to be adversely impacted.
We anticipate that our operating expenses will increase substantially in the foreseeable future as we continue to hire additional employees, expand our sales and marketing efforts, develop additional products and services, and expand our international business. Moreover, we expect to incur significant legal, accounting, and other expenses, including substantially higher costs to obtain and maintain director and officer liability insurance, as a result of becoming a public company. This may prove more expensive than we currently anticipate, and we may not succeed in increasing our net revenue sufficiently to offset these higher expenses. Our revenue growth may slow, or our net revenue may decline for a number of other reasons, including reduced demand for our offerings, increased competition, a decrease in the growth or size of the cryptoeconomy, or any failure to capitalize on growth opportunities. Any failure to increase our revenue could prevent us from achieving profitability. We cannot be certain that we will be able to achieve profitability or achieve positive operating cash flow on any quarterly or annual basis. If we are unable to effectively manage these risks and difficulties as we encounter them, our business, operating results, and financial condition may suffer.
Our business and operations have experienced significant growth, and if we do not effectively manage our growth, or are unable to improve our systems and processes, our operating results will be negatively affected.
We have significantly expanded our operations in recent years, both in terms of employee headcount as well as the number of customers. For example, we have grown from 199 employees as of December 31, 2017 to 1,023 employees as of June 30, 2020. We expect such growth to continue for the foreseeable future. As we grow, our business becomes increasingly complex. To effectively manage and capitalize on our growth, we must continue to expand our information technology and financial, operating, and administrative systems and controls, and continue to manage headcount, capital, and processes efficiently. Our continued growth could strain our existing resources, and we could experience ongoing operating difficulties in managing our business as it expands across numerous jurisdictions, including difficulties in hiring, training, and managing a diffuse and growing employee base. Failure to scale and preserve our company culture with growth could harm our future success, including our ability to retain and recruit personnel and to effectively focus on and pursue our corporate objectives. If we do not adapt to meet these evolving challenges, or if our management team does not effectively scale with our growth, we may experience erosion to our brand, the quality of our products and services may suffer, and our company culture may be harmed. Moreover, the failure of our systems and processes could undermine our ability to provide accurate, timely, and reliable reports on our financial and operating results, including the financial statements provided herein, and could impact the effectiveness of our internal controls over financial reporting. In addition, our systems and processes may not prevent or detect all errors, omissions, or fraud. Any of the foregoing operational failures could lead to noncompliance with laws, loss of operating licenses or other authorizations, or loss of bank relationships that could substantially impair or even suspend company operations.
Successful implementation of our growth strategy will also require significant expenditures before any substantial associated revenue is generated and we cannot guarantee that these increased investments will result in corresponding and offsetting revenue growth. Because we have a limited history operating our business at its current scale, it is difficult to evaluate our current business and future prospects, including our ability to plan for and model future growth. Our limited operating experience at this scale, combined with the rapidly evolving nature of the crypto asset market in which we operate, substantial uncertainty concerning how these markets may develop, and other economic factors beyond our control, reduces our ability to accurately forecast quarterly or annual revenue. Failure to manage our future growth effectively could have an adverse effect on our business, operating results, and financial condition.
Our strategy and focus on delivering high-quality, regulated, easy-to-use, and secure crypto-related financial services may not maximize short-term or medium-term financial results.
We have taken, and expect to continue to take, actions that we believe are in the best interests of our customers and the long-term interests of our business, even if those actions do not necessarily maximize short-term or medium-term results. These include expending significant managerial, technical, and legal efforts on complying with laws and regulations that are applicable to our products and services and ensuring that our products are secure. We also focus on driving long-term engagement with our customers through innovation and developing new industry-leading products and technologies. These decisions may not be consistent with the short-term and medium-term expectations of our stockholders and may not produce the long-term benefits that we expect, which could have an adverse effect on our business, operating results, and financial condition.

A significant amount of the Trading Volume on our platform is derived from a relatively small number of customers, and the loss of these customers, or a reduction in their Trading Volume, could have an adverse effect on our business, operating results, and financial condition.
A relatively small number of institutional market makers and high-transaction volume retail customers account for a significant amount of the Trading Volume on our platform and our net revenue. We expect significant Trading Volume and net revenue attributable to these customers for the foreseeable future. As a result, a loss of these customers, or a reduction in their Trading Volume, and our inability to replace these customers with other customers, could have an adverse effect on our business, operating results, and financial condition.
Due to our limited operating history, it may be difficult to evaluate our business and future prospects, and we may not be able to achieve or maintain profitability in any given period.
We began our operations in 2012 and since then our business model has continued to evolve. Our net revenue has significantly since our formation, but there is no assurance that this growth rate will continue in future periods and you should not rely on the revenue growth of any given prior quarterly or annual period as an indication of our future performance. We may not always generate sufficient total revenue to achieve positive cash flow from operations or profitability in any given period, and our limited operating history and the volatile nature of our business make it difficult to evaluate our current business and our future prospects. For instance, although we generated positive net income of $64.2 million in the six months ended June 30, 2020, we incurred a net loss of $30.4 million in 2019. We have encountered and will continue to encounter risks and difficulties as described in this section. If we do not manage these risks successfully, our business may be adversely impacted. If our growth rate were to decline significantly or become negative, it could adversely affect our operating results and financial condition. If we are not able to achieve or maintain positive cash flow from operations, our business may be adversely impacted and we may require additional financing, which may not be available on favorable terms or at all, or which would be dilutive to our stockholders.
Because our long-term success depends, in part, on our ability to expand our sales to customers outside the United States, our business is susceptible to risks associated with international operations.
We currently have subsidiaries in the United Kingdom, Japan, Singapore, Brazil, Germany, the Cayman Islands, the Philippines, and Ireland, as well as the United States. We plan to enter into or increase our presence in additional markets around the world. We have a limited operating history outside the United States, and our ability to manage our business and conduct our operations internationally requires considerable management attention and resources and is subject to particular challenges of supporting a rapidly growing business in an environment of diverse cultures, languages, customs, tax laws, legal systems, alternate dispute systems and regulatory systems. As we continue to expand our business and customer base outside the United States, we will be increasingly susceptible to risks associated with international operations. These risks and challenges include:
•difficulty establishing and managing international operations and the increased operations, travel, infrastructure, including establishment of local customer service operations, and legal and regulatory compliance costs associated with different jurisdictions;
•the need to vary pricing and margins to effectively compete in international markets;
•the need to adapt and localize our products and services for specific countries, including offering services and support in local languages;
•compliance with multiple, potentially conflicting and changing governmental laws and regulations across different jurisdictions;
•compliance with U.S. and foreign laws designed to combat money laundering and the financing of terrorist activities, as well as economic and trade sanctions;
•difficulties obtaining required licensing from regulators in foreign jurisdictions;

•competition with companies that have greater experience in the local markets, pre-existing relationships with customers in these markets or are subject to less regulatory requirements in local jurisdictions;
•varying levels of payments and blockchain technology adoption and infrastructure, and increased network, payment processing, banking, and other costs;
•compliance with anti-bribery laws, including compliance with the FCPA, the U.K. Bribery Act 2010, and other local anticorruption laws;
•difficulties in collecting in foreign currencies and associated foreign currency exposure;
•difficulties holding, repatriating, and transferring funds held in offshore bank accounts;
•difficulties in enforcing contracts and collecting accounts receivable, longer payment cycles and other collection difficulties;
•restrictions on crypto asset trading;
•stringent local labor laws and regulations;
•potentially adverse tax developments and consequences;
•antitrust and competition regulations; and
•regional economic and political conditions.
We have limited experience with international regulatory environments and market practices and may not be able to penetrate or successfully operate in the markets we choose to enter. In addition, we may incur significant expenses as a result of our international expansion, and we may not be successful. We may face limited brand recognition in certain parts of the world that could lead to non-acceptance or delayed acceptance of our products and services by customers in new markets. We may also face challenges in complying with local laws and regulations. Our failure to successfully manage these risks could harm our international operations and have an adverse effect on our business, operating results, and financial condition.
Disputes with our customers could adversely impact our brand and reputation and our business, operating results, and financial condition.
From time to time we have been, and may in the future be, subject to claims and disputes with our customers with respect to our products and services, such as regarding the execution and settlement of crypto asset trades, fraudulent or unauthorized transactions, account takeovers, deposits and withdrawals of crypto assets, failures or malfunctions of our systems and services, or other issues relating to our products services. In particular, the ingenuity of criminal fraudsters, combined with many consumers’ susceptibility to fraud, may cause our customers to be subject to ongoing account takeovers and identity fraud issues. While we have taken measures to detect and reduce the risk of fraud, there is no guarantee that they will be successful and, in any case, require continuous improvement and optimization for continually evolving forms of fraud to be effective. There can be no guarantee that we will be successful in detecting and resolving these disputes or defending ourselves in any of these matters, and any failure may result in impaired relationships with our customers, damage to our brand and reputation, and substantial fines and damages. In some cases, the measures we have implemented to detect and deter fraud have led to poor customer experiences, including indefinite account inaccessibility for some of our customers, which increases our customer support costs and can compound damages. We could incur significant costs in compensating our customers, such as if a transaction was unauthorized, erroneous, or fraudulent. We could also incur significant legal expenses resolving and defending claims, even those without merit. To the extent we are found to have failed to fulfill our regulatory obligations, we could also lose our authorizations or licenses or become subject to conditions that could make future operations more costly, impair our ability to grow, and adversely impact our operating results. We currently are, and may in the future become, subject to investigation and enforcement action by state, federal, and international consumer protection agencies, including the

Consumer Financial Protection Bureau, the Federal Trade Commission, state attorneys general in the United States, the U.K. Financial Conduct Authority, the U.K. Financial Ombudsman Service, and the U.K. Office of Fair Trading, each of which monitor customer complaints against us and, from time to time, escalate matters for investigation and potential enforcement against us.
While certain of our customer agreements contain arbitration provisions with class action waiver provisions that may limit our exposure to consumer class action litigation, some federal, state, and foreign courts have refused to enforce one or more of these provisions, and there can be no assurance that we will be successful in enforcing these arbitration provisions, including the class action waiver provisions, in the future or in any given case. Legislative, administrative, or regulatory developments may directly or indirectly prohibit or limit the use of pre-dispute arbitration clauses and class action waiver provisions. Any such prohibitions or limitations on or discontinuation of the use of, such arbitration or class action waiver provisions could subject us to additional lawsuits, including additional consumer class action litigation, and significantly limit our ability to avoid exposure from consumer class action litigation.
We may suffer losses due to staking, delegating, and other related services we provide to our customers.
Certain supported crypto assets enable holders to earn rewards by participating in decentralized governance, bookkeeping and transaction confirmation activities on their underlying blockchain networks, such as through staking, delegating, baking, and voting the crypto assets. We currently provide and expect to continue to provide such services for certain supported crypto assets to our customers in order to enable them to earn rewards based on crypto assets that we hold on their behalf. For instance, as a service to customers, we operate staking nodes on certain blockchain networks utilizing customers’ crypto assets and pass through the rewards received to those customers, less a service fee. In other cases, upon customers’ instructions, we may delegate or transfer our customers’ assets to third party service providers that are unaffiliated with us. Some networks further require customer assets to be transferred into smart contracts on the underlying blockchain networks not under our or anyone’s control. If our validator, any third-party service providers, or smart contracts fail to behave as expected, suffer cybersecurity attacks, experience security issues, or encounter other problems, our customers’ assets may be irretrievably lost. In addition, certain blockchain networks dictate requirements for participation in the relevant decentralized governance activity, and may impose penalties, or “slashing,” if the relevant activities are not performed correctly, such as if the staker, delegator, or baker acts maliciously on the network, “double signs” any transactions, or experience extended downtimes. If we or any of our service providers are slashed by the underlying blockchain network, our customers’ assets may be confiscated, withdrawn, or burnt by the network, resulting in losses for which we are responsible. Furthermore, certain types of staking require the payment of transaction fees on the underlying blockchain network and such fees can become significant as the amount and complexity of the transaction grows, depending on the degree of network congestion and the price of Ether. If we experience a high volume of such staking requests from our customers on an ongoing basis, we could incur significant costs. Any penalties or slashing events could damage our brand and reputation, cause us to suffer financial losses, discourage existing and future customers from utilizing our products and services, and adversely impact our business.
We provide secured loans to our customers, which exposes us to credit risks and may cause us to incur financial or reputational harm.
We provide consumer and commercial loans to qualified customers secured by their crypto asset holdings on our platform, which exposes us to the risk of our borrowers’ inability to repay such loans. In addition, such activity results in us being subject to lending laws and regulations in the applicable jurisdiction and as a result we may be subject to additional regulatory scrutiny. In the future we may enter into credit arrangements with financial institutions to obtain the capital we provide under this offering. Any termination or interruption in the financial institutions’ ability to lend to us could interrupt our ability to provide capital to qualified customers to the extent we rely on such credit lines to continue to offer or to grow such products. Further, our credit decision process and underwriting, pricing, loss forecasting, and scoring models used to evaluate loan applications may contain errors or may not adequately assess creditworthiness of our borrowers, or may be otherwise ineffective, resulting in incorrect approvals or denials of loans. It is also possible that loan applicants could provide false or incorrect information.
Borrower loan loss rates may be significantly affected by economic downturns or general economic conditions beyond our control and beyond the control of individual borrowers. In particular, loss rates on loans may increase due to factors such as prevailing market conditions in the cryptoeconomy, the price of Bitcoin and other crypto assets, the amount of liquidity in the markets, and other factors. Borrowers may seek protection under federal bankruptcy law or similar laws. If a borrower files for bankruptcy (or becomes the subject of an involuntary petition), a stay will go into effect that will automatically put any pending collection actions on the loan on hold and prevent further collection action absent bankruptcy court approval. The efficacy of our security interest in customer collateral is not guaranteed under Delaware law or the Uniform Commercial Code and therefore we may be exposed to loss in the event of a customer default, even if we appear to be secured against such default. While we have not incurred any material losses to date, if any of the foregoing events were to occur, our reputation and relationships with borrowers, and our financial results, could be harmed. We intend to continue to explore other products, models, and structures for offering consumer and commercial financing, and other forms of credit and loan products. Some of those models or structures may require, or be deemed to require, additional data, procedures, partnerships, licenses, regulatory approvals, or capabilities that we have not yet obtained or developed.
We are exposed to transaction losses due to chargebacks as a result of fraud or uncollectibility that may adversely impact our business, operating results, and financial condition.
Certain of our products and services are paid for by credit and debit cards through payment processors which exposes us to risks associated with chargebacks and refunds. These claims could arise from fraud, misuse, unintentional use, settlement delay, or other activities. Also, criminals are using increasingly sophisticated methods to engage in illegal activities, such as counterfeiting and fraud. If we are unable to collect such amounts from the customer, or if the customer refuses or is unable, due to bankruptcy or other reasons, to reimburse us, we bear the loss for the amount of the chargeback or refund.
While we have policies to manage and mitigate chargeback and fraud risks, there is no assurance that such policies will be effective. Our failure to limit chargebacks and fraudulent transactions could increase the number of refunds and chargebacks that we have to process. In addition, if the number of refunds and chargebacks increase, our payment processors could require us to increase reserves, impose penalties on us, charge additional fees, or terminate their relationships with us. Failure to effectively manage risk and prevent fraud could increase our chargeback and refund losses or cause us to incur other liabilities. Increases in chargebacks, refunds or other liabilities could have an adverse effect on our operating results, financial condition, and cash flows.
We plan to continue to make acquisitions and investments, which could require significant management attention, disrupt our business, result in dilution to our stockholders, and adversely affect our financial results.
As part of our business strategy, we have made and intend to continue making acquisitions to add specialized employees, complementary companies, products, services, licenses, or technologies. We also invest in companies and technologies, many of which are private companies and technologies that are highly speculative in nature. In the future, we may not be able to find other suitable acquisition and investment candidates, and we may not be able to complete acquisitions or make investments on favorable terms, if at all. In some cases, the costs of such acquisitions may be substantial, and there is no assurance that we will receive a favorable return on investment for our acquisitions. We may in the future be required to write off acquisitions or investment. Moreover, our previous and future acquisitions may not achieve our goals, and any future acquisitions we complete could be viewed negatively by customers, developers, advertisers, or investors. For example, in February 2019, we announced the acquisition of Neutrino S.r.l., a blockchain intelligence platform, whose founders were directly affiliated with the software firm the Hacking Team, which purportedly sold software with surveillance capabilities to governments with authoritarian regimes, resulting in reputational harm to our business, a loss of customers, and increased cost. In addition, if we fail to successfully close or integrate any acquisitions, or integrate the products or technologies associated with such acquisitions into our company, our net revenue and operating results could be adversely affected. Our ability to acquire and integrate companies, products, services, licenses, or technologies in a successful manner is unproven. Any integration process may require significant time and resources, and we may not be able to manage the process successfully, including successfully securing regulatory approvals which may be required to close the transaction and/or to continue to operate the target firm’s business or products in a manner that is useful to Coinbase. We may not successfully evaluate or utilize the acquired products, services, technology, or personnel, or accurately forecast the financial impact of an acquisition transaction, including accounting charges. We may have to pay cash, incur debt, or issue equity securities to pay for any such acquisition, any of which could adversely affect our financial results. The sale of equity or issuance of debt to finance any such acquisitions could result in dilution to our stockholders. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations.
If we fail to develop, maintain, and enhance our brand and reputation, our business, operating results, and financial condition may be adversely affected.
Our brand and reputation are key assets and a competitive advantage. Maintaining, protecting, and enhancing our brand depends largely on the success of our marketing efforts, ability to provide consistent, high-quality, and secure products, services, features, and support, and our ability to successfully secure, maintain, and defend our rights to use the “Coinbase” mark and other trademarks important to our brand. We believe that the importance of our brand will increase as competition further intensifies. Our brand and reputation could be harmed if we fail to achieve these objectives or if our public image were to be tarnished by negative publicity, unexpected events, or actions by third parties. Unfavorable publicity about us, including our products, services, technology, customer service, personnel, and crypto asset or crypto asset platforms generally could diminish confidence in, and the use of, our products and services. In addition, because we are a founder-led company, actions by, or unfavorable publicity about, Brian Armstrong, our co-founder and Chief Executive Officer, may adversely impact our brand and reputation. Such negative publicity also could have an adverse effect on the size and engagement of our customers and could result in decreased revenue, which could have an adverse effect on our business, operating results, and financial condition.
Unfavorable media coverage could negatively affect our business.
We receive a high degree of media coverage in the cryptoeconomy and around the world. Unfavorable publicity regarding, for example, our product changes, product quality, litigation or regulatory activity, privacy practices, terms of service, the use of our products, services, or supported crypto assets for illicit or objectionable ends, the actions of our customers, or the actions of other companies that provide similar services to ours, has in the past, and could in the future, adversely affect our reputation. Further, we have in the past, and may in the future, be the target of social media campaigns criticizing actual or perceived actions or inactions that are disfavored by our customers, employees, or society at-large, which campaigns could materially impact our customers’ decisions to trade on our platform. Any such negative publicity could have an adverse effect on the size, activity, and loyalty of our customers and result in a decrease in net revenue, which could adversely affect our business, operating results, and financial condition.
Our platform may be exploited to facilitate illegal activity such as fraud, money laundering, gambling, tax evasion, and scams. If any of our customers use our platform to further such illegal activities, our business could be adversely affected.
Our platform may be exploited to facilitate illegal activity including fraud, money laundering, gambling, tax evasion, and scams. We or our partners may be specifically targeted by individuals seeking to conduct fraudulent transfers, and it may be difficult or impossible for us to detect and avoid such transactions in certain circumstances. The use of our platform for illegal or improper purposes could subject us to claims, individual and class action lawsuits, and government and regulatory investigations, prosecutions, enforcement actions, inquiries, or requests that could result in liability and reputational harm for us. Moreover, certain activity that may be legal in one jurisdiction may be illegal in another jurisdiction, and certain activities that are at one time legal may in the future be deemed illegal in the same jurisdiction. As a result, there is significant uncertainty and cost associated with detecting and monitoring transactions for compliance with local laws. In the event that a customer is found responsible for intentionally or inadvertently violating the laws in any jurisdiction, we may be subject to governmental inquiries, enforcement actions, prosecuted, or otherwise held secondarily liable for aiding or facilitating such activities. Changes in law have also increased the penalties for money transmitters for certain illegal activities, and government authorities may consider increased or additional penalties from time to time. Owners of intellectual property rights or government authorities may seek to bring legal action against money transmitters, including us, for involvement in the sale of infringing or allegedly infringing items. Any threatened or resulting claims could result in reputational harm, and any resulting liabilities, loss of transaction volume, or increased costs could harm our business.
Moreover, while fiat currencies can be used to facilitate illegal activities, crypto assets are relatively new and, in many jurisdictions, may be lightly regulated or largely unregulated. Many types of crypto assets have characteristics, such as the speed with which digital currency transactions can be conducted, the ability to conduct transactions without the involvement of regulated intermediaries, the ability to engage in transactions across multiple jurisdictions, the irreversible nature of certain crypto asset transactions, and encryption technology that anonymizes these transactions, that make crypto assets susceptible to use in illegal activity. U.S. federal and state and foreign regulatory authorities and law enforcement agencies, such as the Department of Justice, SEC, Commodity Futures Trading Commission, Federal Trade Commission, Internal Revenue Service, or IRS, and various state securities and financial regulators have taken and continue to take legal action against persons and entities alleged to be engaged in fraudulent schemes or other illicit activity involving crypto assets. We also support crypto assets that incorporate privacy-enhancing features, and may from time to time support additional crypto assets with similar functionalities. These privacy-enhancing crypto assets obscure the identities of sender and receiver, and may prevent law enforcement officials from tracing the source of funds on the blockchain. Facilitating transactions in these crypto assets may cause us to be at increased risk of liability arising out of anti-money laundering and economic sanctions laws and regulations.
While we believe that our risk management and compliance framework is designed to detect significant illicit activities conducted by our potential or existing customers, we cannot ensure that we will be able to detect all illegal activity on our platform. If any of our customers use our platform to further such illegal activities, our business could be adversely affected.
Our compliance and risk management methods might not be effective and may result in outcomes that could adversely affect our reputation, operating results, and financial condition.
Our ability to comply with applicable complex and evolving laws, regulations, and rules is largely dependent on the establishment and maintenance of our compliance, audit, and reporting systems, as well as our ability to attract and retain qualified compliance and other risk management personnel. While we have devoted significant resources to develop policies and procedures to identify, monitor, and manage our risks, and expect to continue to do so in the future, we cannot assure you that our policies and procedures will always be effective or that we will always be successful in monitoring or evaluating the risks to which we are or may be exposed in all market environments or against all types of risks, including unidentified or unanticipated risks. Our risk management policies and procedures rely on a combination of technical and human controls and supervision that are subject to error and failure. Some of our methods for managing risk are discretionary by nature and are based on internally developed controls and observed historical market behavior, and also involve reliance on standard industry practices. These methods may not adequately prevent losses, particularly as they relate to extreme market movements, which may be significantly greater than historical fluctuations in the market. Our risk management policies and procedures also may not adequately prevent losses due to technical errors if our testing and quality control practices are not effective in preventing failures. In addition, we may elect to adjust our risk management policies and procedures to allow for an increase in risk tolerance, which could expose us to the risk of greater losses.
Regulators periodically review our compliance with our own policies and procedures and with a variety of laws and regulations. We have received in the past and may from time to time receive additional examination reports citing violations of rules and regulations and inadequacies in existing compliance programs, and requiring us to enhance certain practices with respect to our compliance program, including due diligence, training, monitoring, reporting, and recordkeeping. If we fail to comply with these, or do not adequately remediate certain findings, regulators could take a variety of actions that could impair our ability to conduct our business, including delaying, denying, withdrawing, or conditioning approval of certain products and services. In addition, regulators have broad enforcement powers to censure, fine, issue cease-and-desist orders or prohibit us from engaging in some of our business activities. We face the risk of significant intervention by regulatory authorities, including extensive examination and surveillance activities. In the case of non-compliance or alleged non-compliance, we could be subject to investigations and proceedings that may result in substantial penalties or civil lawsuits, including by customers, for damages which can be significant. Any of these outcomes would adversely affect our reputation and brand and our business, operating results, and financial condition. Some of these outcomes could adversely affect our ability to conduct our business.
Low short-term interest rates negatively impact us.
The level of prevailing short-term interest rates affects our profitability because we derive a portion of our revenue from interest earned from funds deposited with us by our customers which we hold on their behalf in custodial accounts at banks. Higher interest rates increase the amount of interest income earned from these customer deposits. If short-term interest rates remain low or start to decline further, our revenue derived from interest will correspondingly decline which would negatively impact our profitability.
We hold certain investments in DeFi protocols and may suffer losses if they do not function as expected.
We hold investments in various DeFi protocols. These protocols achieve their investment purposes through self-executing smart contracts that allow users to invest crypto assets in a pool from which other users can borrow without requiring an intermediate party to facilitate these transactions. These investments earn interest to the investor based on the rates at which borrowers repay the loan, and can generally be withdrawn with no restrictions. However, these DeFi protocols are subject to various risks, including the risk that the underlying smart contract is insecure, the risk that borrowers may default and the investor will not be able to recover its investment, the risk that any underlying collateral may experience significant volatility, and the risk of certain core developers with protocol administration rights can make unauthorized or harmful changes to the underlying smart contract. If any of these risks materialize, our investments in these DeFi protocols may be adversely impacted.
We may suffer losses due to abrupt and erratic market movements.
The crypto asset market has been characterized by significant volatility and unexpected price movements. Certain crypto assets may become more volatile and less liquid in a very short period of time, resulting in market prices being subject to erratic and abrupt market movement, which could harm our business. For instance, we provide margin loans to certain qualified customers, whereby customers are able to use these loans to purchase crypto assets on our platform. Customers are required to make a margin deposit of at least a specified percentage of the value of the transaction, and once the margin deposit percentage drops below an agreed upon percentage, either additional collateral will be requested or the customer’s position will be automatically liquidated and closed. However, during times of market volatility, or lack of liquidity of the underlying collateral, we may not be able to liquidate such assets as quickly or at the prices that we expect, and our customers may not be otherwise able to satisfy their obligations in the event of a loss. Under these circumstances, we may suffer a loss and our business would be adversely impacted. In addition, abrupt changes in volatility or market movement can lead to extreme pressures on our platform and infrastructure that can lead to inadvertent suspension of services across parts of the platform or the entire platform. These outages lead to increased customer service expense, can cause us to lose customers, and can lead to damages for which we may be responsible.

Risks Related to Crypto Assets
Due to unfamiliarity and some negative publicity associated with crypto asset platforms, existing and potential customers may lose confidence in crypto asset platforms.
Crypto asset platforms are relatively new. Many of our competitors are unlicensed, unregulated, operate without supervision by any governmental authorities, and do not provide the public with significant information regarding their ownership structure, management team, corporate practices, cybersecurity, and regulatory compliance. As a result, customers and the general public may lose confidence in crypto asset platforms, including regulated platforms like ours.
Since the inception of the cryptoeconomy, numerous crypto asset platforms have been sued, investigated, or shut down due to fraud, manipulative practices, business failure, and security breaches. In many of these instances, customers of these platforms were not compensated or made whole for their losses. Larger platforms like us are more appealing targets for hackers and malware, and may also be more likely to be targets of regulatory enforcement actions. For example, in February 2014, Mt. Gox, the then largest crypto asset platform worldwide, filed for bankruptcy protection in Japan after an estimated 700,000 Bitcoins were stolen from its wallets. In May 2019, Binance, one of the world’s largest platforms, was hacked, resulting in losses of approximately $40 million and since 2019, the Attorney General of the State of New York has been investigating the alleged misuse of over $800 million of customer assets by Bitfinex and its associated entities.
In addition, there have been reports that a significant amount of crypto asset trading volume on crypto asset platforms is fabricated and false in nature, with a specific focus on unregulated platforms located outside the United States. Such reports may indicate that the market for crypto asset platform activities is significantly smaller than otherwise understood.
Negative perception, a lack of stability and standardized regulation in the cryptoeconomy, and the closure or temporary shutdown of crypto asset platforms due to fraud, business failure, hackers or malware, or government mandated regulation, and associated losses suffered by customers may reduce confidence in the cryptoeconomy and result in greater volatility of the prices of assets, including significant depreciation in value. Any of these events could harm an adverse impact on our business.
Depositing and withdrawing crypto assets into and from our platform involve risks, which could result in loss of customer assets, customer disputes and other liabilities, which could adversely impact our business.
In order to own, transfer and use a crypto asset on its underlying blockchain network, a person must have a private and public key pair associated with a network address, commonly referred to as a “wallet”. Each wallet is associated with a unique “public key” and “private key” pair, each of which is a string of alphanumerical characters. To deposit crypto assets held by a customer onto our platform or custody platform, a customer must “sign” a transaction that consists of the private key of the wallet from where the customer is transferring crypto assets, the public key of a wallet that we control which we provide to the customer, and broadcast the deposit transaction onto the underlying blockchain network. Similarly, to withdraw crypto assets from our platform or custody platform, the customer must provide us with the public key of the wallet that the crypto assets are to be transferred to, and we would be required to “sign” a transaction authorizing the transfer. In addition, some crypto networks require additional information to be provided in connection with any transfer of crypto assets to or from our platforms. A number of errors can occur in the process of depositing or withdrawing crypto assets into or from our platform, such as typos, mistakes, or the failure to include the information required by the blockchain network. For instance, a user may incorrectly enter our wallet’s public key or the desired recipient’s public key when depositing and withdrawing from our platforms, respectively. Alternatively, a user may transfer crypto assets to a wallet address that he does not own, control or hold the private keys to. In addition, each wallet address is only compatible with the underlying blockchain network on which it is created. For instance, a Bitcoin wallet address can only be used to send and receive Bitcoins. If any Ether or other crypto assets is sent to a Bitcoin wallet address, or if any of the foregoing errors occur, all of the customer’s crypto assets will be permanently and irretrievably lost with no means of recovery. We have encountered and expect to continue to encounter similar incidents with our customers. Such incidents could result in customer disputes, damage to our brand and reputation, legal claims against us, and financial liabilities, any of which could adversely affect our business.
A temporary or permanent blockchain “fork” to any supported crypto asset could adversely affect our business.
Blockchain protocols, including Bitcoin and Ethereum, are open source. Any user can download the software, modify it, and then propose that Bitcoin, Ethereum or other blockchain protocols users and miners adopt the modification. When a modification is introduced and a substantial majority of users and miners consent to the modification, the change is implemented and the Bitcoin, Ethereum or other blockchain protocol networks, as applicable, remain uninterrupted. However, if less than a substantial majority of users and miners consent to the proposed modification, and the modification is not compatible with the software prior to its modification, the consequence would be what is known as a “fork” (i.e., “split”) of the impacted blockchain protocol network and respective blockchain, with one prong running the pre-modified software and the other running the modified software. The effect of such a fork would be the existence of two parallel versions of the Bitcoin, Ethereum or other blockchain protocol network, as applicable, running simultaneously, but with each split network’s crypto asset lacking interchangeability.
Both Bitcoin and Ethereum protocols have been subject to “forks” that resulted in the creation of new networks, including Bitcoin Cash ABC, Bitcoin Cash SV, Bitcoin Diamond, Bitcoin Gold, Ethereum Classic, and others. Some of these forks have caused fragmentation among platforms as to the correct naming convention for forked crypto assets. Due to the lack of a central registry or rulemaking body, no single entity has the ability to dictate the nomenclature of forked crypto assets, causing disagreements and a lack of uniformity among platforms on the nomenclature of forked crypto assets, and which results in further confusion to customers as to the nature of assets they hold on platforms. In addition, several of these forks were contentious and as a result, participants in certain communities may harbor ill will towards other communities. As a result, certain community members may take actions that adversely impact the use, adoption, and price of Bitcoin, Ethereum, or any of their forked alternatives.
Furthermore, hard forks can lead to new security concerns. For instance, when the Ethereum and Ethereum Classic networks split in July 2016, replay attacks, in which transactions from one network were rebroadcast on the other network to achieve “double-spending”, plagued platforms that traded Ether through at least October 2016, resulting in significant losses to some crypto asset platforms. Similar replay attacks occurred in connection with the Bitcoin Cash and Bitcoin Cash SV network split in November 2018. Another possible result of a hard fork is an inherent decrease in the level of security due to the splitting of some mining power across networks, making it easier for a malicious actor to exceed 50% of the mining power of that network, thereby making crypto assets that rely on proof-of-work more susceptible to attack, as has occurred with Ethereum Classic.
We do not believe that we are required to support any fork or provide the benefit of any forked crypto asset to our customers. However, we have in the past and may in the future continue to be subject to claims by customers arguing that they are entitled to receive certain forked or airdropped crypto assets by virtue of crypto assets that they hold with us. If any customers succeed on a claim that they are entitled to receive the benefits of a forked or airdropped crypto asset that we do not or are unable to support, we may be required to pay significant damages, fines or other fees to compensate customers for their losses.
Future forks may occur at any time. A fork can lead to a disruption of networks and our information technology systems, cybersecurity attacks, replay attacks, or security weaknesses, any of which can further lead to temporary or even permanent loss of our and our customers’ assets. Such disruption and loss could cause us to be exposed to liability, even in circumstances where we have no intention of supporting an asset compromised by a fork.

We currently support, and expect to continue to support, certain smart contract-based crypto assets. If the underlying smart contracts for these crypto assets do not operate as expected, they could lose value and our business could be adversely affected.
We currently support, and expect to continue to support, various crypto assets that represent units of value on smart contracts deployed on a third party blockchain. Smart contracts are programs that store and transfer value and execute automatically when certain conditions are met. Since smart contracts typically cannot be stopped or reversed, vulnerabilities in their programming and design can have damaging effects. For instance, in April 2018, a batch overflow bug was found in many Ethereum-based ERC20-compatible smart contract tokens that allows hackers to create a large number of smart contract tokens, causing multiple crypto asset platforms worldwide to shut down ERC20-compatible token trading. Similarly, in March 2020, a design flaw in the MakerDAO smart contract caused forced liquidations of crypto assets at significantly discounted prices, resulting in millions of dollars of losses to users who had deposited crypto assets into the smart contract. If any such vulnerabilities or flaws come to fruition, smart contract-based crypto assets, including those held by our customers on our platforms, may suffer negative publicity, be exposed to security vulnerabilities, decline significantly in value, and lose liquidity over a short period of time.
In some cases, smart contracts can be controlled by one or more “admin keys” or users with special privileges, or “super users”. These users have the ability to unilaterally make changes to the smart contract, enable or disable features on the smart contract, change how the smart contract receives external inputs and data, and make other changes to the smart contract. For smart contracts that hold a pool of reserves, these users may also be able to extract funds from the pool, liquidate assets held in the pool, or take other actions that decrease the value of the assets held by the smart contract in reserves. Even for crypto assets that have adopted a decentralized governance mechanism, such as smart contracts that are governed by the holders of a governance token, such governance tokens can be concentrated in the hands of a small group of core community members, who would be able to make similar changes unilaterally to the smart contract. If any such super user or group of core members unilaterally make adverse changes to a smart contract, the design, functionality, features and value of the smart contract, its related crypto assets may be harmed. In addition, assets held by the smart contract in reserves may be stolen, misused, burnt, locked up or otherwise become unusable and irrecoverable. These super users can also become targets of hackers and malicious attackers. If an attacker is able to access or obtain the super user privileges of a smart contract, or if a smart contract’s super-users or core community members take actions that adversely affects the smart contract, Coinbase customers who hold and transact in the affected crypto assets may experience decreased functionality and value of the applicable crypto assets, up to and including a total loss of the value of such crypto assets. Although we do not control these smart contracts, any such events could cause customers to seek damages against us for their losses, result in reputational damage to us, or in other ways adversely impact our business.
From time to time, we may encounter technical issues in connection with the integration of supported crypto assets and changes and upgrades to their underlying networks, which could adversely affect our business.
In order to support any supported crypto asset, a variety of front and back-end technical and development work is required to implement our wallet, custody, trading, staking and other solutions for our customers, and to integrate such supported crypto asset with our existing technical infrastructure. For certain crypto assets, a significant amount of development work is required and there is no guarantee that we will be able to integrate successfully with any existing or future crypto asset. In addition, such integration may introduce software errors or weaknesses into our platform, including our existing infrastructure. Even if such integration is initially successful, any number of technical changes, software upgrades, soft or hard forks, cybersecurity incidents, or other changes to the underlying blockchain network may occur from time to time, causing incompatibility, technical issues, disruptions, or security weaknesses to our platform. If we are unable to identify, troubleshoot and resolve any such issues successfully, we may no longer be able to support such crypto asset, our customers’ assets may be frozen or lost, the security of our hot, warm, or cold wallets may be compromised, and our platform and technical infrastructure may be affected, all of which could adversely impact our business.

If miners or validators of any supported crypto asset demand high transaction fees, our operating results may be adversely affected.
We charge miner fees when a customer sends certain crypto assets from their Coinbase account to a non-Coinbase account. We estimate the miner fee based on the cost that we will incur to process the withdrawal transaction on the underlying blockchain network. In addition, we also pay miner fees when we move crypto assets for various operational purposes, such as when we transfer crypto assets between our hot and cold wallets, for which we do not charge our customers. However, miner fees can be unpredictable. For instance, in 2017, Bitcoin miner fees increased from approximately $0.35 per transaction in January 2017 to over $50 per transaction in December 2017. Even though Bitcoin’s miner fees have since decreased, if the block rewards for miners on any blockchain network are not sufficiently high to incentivize miners, miners may demand higher transaction fees, or collude to reject low transaction fees and force users to pay higher fees. Although we generally attempt to pass miner fees relating to customer withdrawals through to our customers, we have in the past incurred, and expect to incur from time to time, losses associated with the payment of miner fees in excess of what we charge our customers, resulting in adverse impacts on our operating results.
Future developments regarding the treatment of crypto assets for U.S. federal income and foreign tax purposes could adversely impact our business.
Due to the new and evolving nature of crypto assets and the absence of comprehensive legal guidance with respect to crypto asset products and transactions, many significant aspects of the U.S. federal income and foreign tax treatment of transactions involving crypto assets, such as the purchase and sale of Bitcoin and other crypto assets on our platform, as well as the provision of staking rewards and other crypto asset incentives and rewards products, are uncertain, and it is unclear what guidance may be issued in the future on the treatment of crypto asset transactions for U.S. federal income and foreign tax purposes.
In 2014, the IRS released a notice, or IRS Notice, discussing certain aspects of “convertible virtual currency” (that is, digital currency that has an equivalent value in fiat currency or that acts as a substitute for fiat currency) for U.S. federal income tax purposes and, in particular, stating that such digital currency (i) is “property” (ii) is not “currency” for purposes of the rules relating to foreign currency gain or loss and (iii) may be held as a capital asset. In 2019, the IRS released a revenue ruling and a set of “Frequently Asked Questions”, or the Ruling & FAQs, that provide some additional guidance, including guidance to the effect that, under certain circumstances, hard forks of digital currencies are taxable events giving rise to ordinary income and guidance with respect to the determination of the tax basis of digital currency. However, the IRS Notice and the Ruling & FAQs do not address other significant aspects of the U.S. federal income tax treatment of crypto assets and related transactions. Moreover, although the Ruling & FAQs address the treatment of forks, there continues to be uncertainty with respect to the timing and amount of income inclusions for various crypto asset transactions including, but not limited to staking rewards and other crypto asset incentives and rewards products that we offer. Although we believe our treatment of crypto asset transactions is consistent with existing guidance provided by the IRS, because of the rapidly evolving nature of crypto asset innovations and the increasing variety and complexity of crypto asset products, it is possible the IRS may disagree with our treatment of certain of our crypto asset offerings for U.S. federal income tax purposes, which could adversely affect our customers and the vitality of our business. Similar uncertainties exist in the foreign markets in which we operate, affecting our non-U.S. customer base, and these uncertainties and potential adverse interpretations of tax law could affect our non-U.S. customers and the vitality of our platforms outside of the United States.
There can be no assurance that the IRS or other foreign tax authority will not alter its existing position with respect to crypto assets in the future or that a court would uphold the treatment set forth in the IRS Notice and the Ruling & FAQs. It is also unclear what additional guidance may be issued in the future on the treatment of existing crypto asset transactions and future crypto asset innovations for purposes of U.S. federal income tax or other foreign tax regulations. Any such alteration of existing IRS and foreign tax authority positions or additional guidance regarding crypto asset products and transactions could result in adverse tax consequences for holders of crypto assets and could have an adverse effect on the value of crypto assets and the broader crypto assets markets. Future technological and operational developments that may arise with respect to digital currencies may increase the uncertainty with respect to the treatment of digital currencies for U.S. federal income and foreign tax purposes. The uncertainty regarding tax treatment of crypto asset transactions impacts our customers, and could impact our business, both domestically and abroad.
Although we believe we are compliant with U.S. federal income tax reporting and withholding requirements with respect to customer cryptocurrency transactions, the exact scope and application of such requirements, including but not limited to U.S. onboarding requirements through Form W, backup withholding, and Form 1099 reporting obligations, is not entirely clear for all of the crypto asset transactions that we facilitate. It is likely that the IRS will introduce new rules related to our tax reporting and withholding obligations on our customer transactions in the future, possibly in ways that differ from our existing compliance protocols and where there is risk that we do not have proper records to ensure compliance for certain legacy customers. If the IRS determines that we are not in compliance with our tax reporting or withholding requirements with respect to customer crypto asset transactions, we may be exposed to significant penalties, which could adversely affect our financial position. We anticipate additional guidance from the IRS regarding tax reporting and withholding obligations with respect to customer crypto asset transactions that will likely require us to invest substantially in new compliance measures and may require significant retroactive compliance efforts, which could adversely affect our financial position.
Similarly, it is likely that new rules for reporting crypto assets under the “common reporting standard” will be implemented on our international operations, creating new obligations and a need to invest in new onboarding and reporting infrastructure. Such rules are under discussion today by the member and observer states of the “Organization for Economic Cooperation and Development” and may give rise to potential liabilities or disclosure requirements for prior customer arrangements and new rules that affect how we onboard our customers and report their transactions to taxing authorities.
The nature of our business requires the application of complex financial accounting rules, and there is limited guidance from accounting standard setting bodies. If financial accounting standards undergo significant changes, our operating results could be adversely affected.
The accounting rules and regulations that we must comply with are complex and subject to interpretation by the Financial Accounting Standards Board, or the FASB, the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and may even affect the reporting of transactions completed before the announcement or effectiveness of a change. Recent actions and public comments from the FASB and the SEC have focused on the integrity of financial reporting and internal controls. In addition, many companies’ accounting policies are being subject to heightened scrutiny by regulators and the public. Further, there has been limited precedents for the financial accounting of crypto assets and related valuation and revenue recognition, and no official guidance has been provided by the FASB or the SEC. As such, there remains significant uncertainty on how companies can account for crypto assets transactions, crypto assets, and related revenue. Uncertainties in or changes to in regulatory or financial accounting standards could result in the need to changing our accounting methods and restate our financial statements and impair our ability to provide timely and accurate financial information, which could adversely affect our financial statements, result in a loss of investor confidence, and more generally impact our business, operating results, and financial condition.
Risks Related to Government Regulation and Privacy Matters
The cryptoeconomy is novel and has little to no access to policymakers or lobbying organizations, which may harm our ability to effectively react to proposed legislation and regulation of crypto assets or crypto asset platforms adverse to our business.
As crypto assets have grown in both popularity and market size, various U.S. federal, state, and local and foreign governmental organizations, consumer agencies and public advocacy groups have been examining the operations of crypto networks, users and platforms, with a focus on how crypto assets can be used to launder the proceeds of illegal activities, fund criminal or terrorist enterprises, and the safety and soundness of platforms and other service providers that hold crypto assets for users. Many of these entities have called for heightened regulatory oversight, and have issued consumer advisories describing the risks posed by crypto assets to users and investors. For instance, in July 2019, U.S. Treasury Secretary Steven Mnuchin stated that he had “very serious concerns” about crypto assets, and indicated that FinCEN is planning to release new requirements relating to crypto asset activities in 2020. Outside the United States, several jurisdictions have banned so-called initial coin offerings, such as China and South Korea, while Canada, Singapore, Hong Kong, have opined that token offerings may constitute securities offerings subject to local securities regulations. In July 2019, the United Kingdom’s Financial Conduct Authority proposed rules to address harm to retail customers arising from the sale of derivatives and exchange-traded notes that reference certain types of cryptocurrencies, contending that they are “ill-suited” to retail investors due to extreme volatility, valuation challenges and association with financial crimes.
The cryptoeconomy is novel and has little to no access to policymakers and lobbying organizations in many jurisdictions. Competitors from other, more established industries, including traditional financial services, may have greater access to lobbyists or governmental officials, and regulators that are concerned about the potential for crypto assets for illicit usage may effect statutory and regulatory changes with minimal or discounted inputs from the cryptoeconomy. As a result, new laws and regulations may be proposed and adopted in the United States and internationally, or existing laws and regulations may be interpreted in new ways, that harm the cryptoeconomy or crypto asset platforms, which could adversely impact our business.
Our consolidated balance sheets may not contain sufficient amounts or types of regulatory capital to meet the changing requirements of our various regulators worldwide, which could adversely affect our business, operating results, and financial condition.
We are required to possess sufficient financial soundness and strength to adequately support our regulated subsidiaries. We may from time to time incur indebtedness and other obligations which could make it more difficult to meet these capitalization requirements or any additional regulatory requirements. In addition, although we are not a bank holding company for purposes of United States law or the law of any other jurisdiction, as a global provider of financial services and in light of the changing regulatory environment in various jurisdictions, we could become subject to new capital requirements introduced or imposed by U.S. and international regulators. Any change or increase in these regulatory requirements could have an adverse effect on our business, operating results, and financial condition.
As a financial institution licensed to engage in money transmission in the United States, to conduct virtual currency business activity in New York, and issue electronic money in Europe, we are subject to strict rules governing how we manage and hold customer fiat currency and crypto asset. We maintain complex treasury operations to manage and move customer fiat currency and crypto asset across our platforms and to comply with regulatory requirements. However, it is possible we may experience errors in fiat currency and crypto asset handling, accounting, and regulatory reporting that lead us to be out of compliance with these requirements. In addition, regulators may increase the amount of fiat currency reserves that we are required to maintain for our operations, as has happened in the past. For instance, in 2017, the Hawaii Division of Financial Institutions imposed a new policy whereby digital currency businesses are required to maintain cash reserves in an amount equal to the aggregate face value of digital currency funds held on behalf of customers, making our operations in Hawaii impracticable and forcing us to shut down operations in the state. Any similar events, can lead to sanctions, penalties, changes to our business operations, or the revocation of licenses. Frequent launch of new products and services, including Earn campaigns, margin trading, lending functions, and the addition of new payment rails increase these risks.

Many of the crypto assets in which we facilitate trading are subject to regulatory authority by the Commodity Futures Trading Commission, or CFTC. Any fraudulent or manipulative activity in a crypto asset occurring on our platform could subject us to increased regulatory scrutiny, regulatory enforcement, and litigation.
The CFTC has stated and judicial decisions involving CFTC enforcement actions have confirmed that at least some crypto assets, including Bitcoin, fall within the definition of a “commodity” under the U.S. Commodities Exchange Act of 1936, or CEA. As a result, the CFTC has general enforcement authority to police against manipulation and fraud in at least some spot crypto asset markets. From time to time, manipulation, fraud, and other forms of improper trading by market participants have resulted in, and may in the future result in, CFTC investigations, inquiries, enforcement action, and similar actions by other regulators, government agencies, and civil litigation. Such investigations, inquiries, enforcement actions, and litigation may cause us to incur substantial costs and could result in negative publicity. For additional information, see the section titled “Business—Legal Proceedings.”
Certain transactions in crypto asset may constitute “retail leveraged commodity transactions” subject to regulation by the CFTC as futures contracts. If crypto asset transactions we facilitate are deemed to be such retail commodity transactions, we would be subject to additional regulatory requirements, licenses and approvals, and potentially face regulatory enforcement, civil liability, and significant increased compliance and operational costs.
Any transaction in a commodity, including a crypto asset, entered into with or offered to retail investors using leverage, margin, or other financing arrangements (a “retail leveraged commodity transaction”) is subject to CFTC regulation as a futures contract unless such transaction results in actual delivery within 28 days. The meaning of “actual delivery” has been the subject of commentary and litigation, and the CFTC has recently adopted interpretive guidance addressing the “actual delivery” of a crypto asset. To the extent that crypto asset transactions that we facilitate or facilitated are deemed retail leveraged commodity transactions, including pursuant to current or subsequent rulemaking or guidance by the CFTC, we may be subject to additional regulatory requirements and oversight, and we could be subject to judicial or administrative sanctions if we do not or did not at a relevant time possess appropriate registrations. The CFTC has previously brought enforcement actions against entities engaged in retail leveraged commodity transactions without appropriate registrations.
Particular crypto assets or transactions therein could be deemed “commodity interests” (e.g., futures, options, swaps) or security-based swaps subject to regulation by the CFTC or SEC, respectively. If a crypto asset that we facilitate trading in is deemed a commodity interest or a security-based swap, we would be subject to additional regulatory requirements, licenses and approvals, and potentially face regulatory enforcement, civil liability, and significant increased compliance and operational costs.
Commodity interests, as such term is defined by the CEA and CFTC rules and regulations, are subject to more extensive supervisory oversight by the CFTC, including licensing of entities engaged in, and platforms offering, commodity interest transactions. This CFTC authority extends to crypto asset futures contracts and swaps, including transactions that are based on current and future prices of crypto assets and indices of crypto assets. To the extent that a crypto asset in which we facilitate or facilitated trading or transactions in a crypto asset which we facilitate or facilitated are deemed to fall within the definition of a commodity interest, whether as a swap or otherwise and including pursuant to subsequent rulemaking or guidance by the CFTC, we may be subject to additional regulatory requirements and oversight and could be subject to judicial or administrative sanctions if we do not or did not at a relevant time possess appropriate registrations as an exchange (for example, as a designated contract market for trading futures or options on futures, or as a swaps execution facility for trading swaps) or as a registered intermediary (for example, as a futures commission merchant or introducing broker). Such actions could result in injunctions, cease and desist orders, as well as civil monetary penalties, fines, and disgorgement, as well as reputational harm. The CFTC has previously brought enforcement actions against entities engaged in crypto asset activities for failure to obtain appropriate exchange, execution facility and intermediary registrations.

Furthermore, the CFTC and the SEC have jointly adopted regulations defining “security-based swaps,” which include swaps based on single securities and narrow-based indices of securities. If a crypto asset is deemed to be a security, certain transactions referencing that crypto asset could constitute a security-based swap. A crypto asset or transaction therein that is based on or references a security or index of securities, whether or not such securities are themselves crypto assets, could also constitute a security-based swap. To the extent that a crypto asset in which we facilitate or have facilitated trading or transactions in a crypto asset which we facilitate or have facilitated are deemed to fall within the definition of a security-based swap, including pursuant to subsequent rulemaking or guidance by the CFTC or SEC, we may be subject to additional regulatory requirements and oversight by the SEC and could be subject to judicial or administrative sanctions if we do not or did not a relevant time possess appropriate registrations as an exchange (for example, as a security-based swaps execution facility) or as a registered intermediary (for example, as a security-based swap dealer or broker-dealer). This could result in injunctions, cease and desist orders, as well as civil monetary penalties, fines, and disgorgement, as well as reputational harm.
We obtain and process a large amount of sensitive customer data. Any real or perceived improper use of, disclosure of, or access to such data could harm our reputation, as well as have an adverse effect on our business.
We obtain and process large amounts of sensitive data, including data related to our customers and their transactions, such as their names, addresses, social security numbers, visa information, copies of government-issued identification, trading data, tax identification, and bank account information. We face risks, including to our reputation, in the handling and protection of this data, and these risks will increase as our business continues to expand. Federal, state, and international laws and regulations governing privacy, data protection, and e-commerce transactions require us to safeguard our customers’, employees’, and service providers’ personal information.
We have administrative, technical, and physical security measures and controls in place and maintain a robust information security program. However, our security measures may be inadequate or breached as a result of third-party action, employee or service provider error, malfeasance, malware, phishing, hacking attacks, system error, trickery, advances in computer capabilities, new discoveries in the field of cryptography, inadequate facility security or otherwise, and, as a result, someone may be able to obtain unauthorized access to sensitive information, including personally identifiable information, on our systems. Additionally, privacy and data protection laws are evolving, and it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our data handling safeguards and practices that could result in fines, lawsuits, and other penalties, and significant changes to our or our third-party partners business practices and products and service offerings.
Our future success depends on the reliability and security of our platform. To the extent that the measures we or our third-party business partners have taken prove to be insufficient or inadequate, we may become subject to litigation, breach notification obligations, or regulatory or administrative sanctions, which could result in significant fines, penalties, damages, harm to our reputation, or loss of customers. If our own confidential business information or sensitive customer information were improperly disclosed, our business could be adversely affected. Additionally, a party who circumvents our security measures could, among other effects, appropriate customer information or other proprietary data, cause interruptions in our operations, or expose customers to hacks, viruses, and other disruptions.
Depending on the nature of the information compromised, in the event of a data breach or other unauthorized access to our customer data, we may also have obligations to notify customers and regulators about the incident, and we may need to provide some form of remedy, such as a subscription to credit monitoring services, pay significant fines to one or more regulators, or pay compensation in connection with a class-action settlement (including under the new private right of action under the California Consumer Privacy Act of 2018, or the CCPA). Such breach notification laws continue to evolve and may be inconsistent from one jurisdiction to another. Complying with these obligations could cause us to incur substantial costs and could increase negative publicity surrounding any incident that compromises customer data.

Furthermore, we may be required to disclose personal data pursuant to demands from individuals, regulators, government agencies, and law enforcement agencies in various jurisdictions with conflicting privacy and security laws, which could result in a breach of privacy and data protection policies, notices, laws, rules, court orders, and regulations. Additionally, changes in the laws and regulations that govern our collection, use, and disclosure of customer data could impose additional requirements with respect to the retention and security of customer data, could limit our marketing activities, and have an adverse effect on our business, operating results, and financial condition.
We are subject to laws, regulations, and industry requirements related to data privacy, data protection and information security, and consumer protection across different markets where we conduct our business, including in the United States and EEA and industry requirements and such laws, regulations, and industry requirements are constantly evolving and changing. Our actual or perceived failure to comply with such laws, regulations, and industry requirements, or our privacy policies could harm our business.
Various local, state, federal, and international laws, directives, and regulations apply to our collection, use, retention, protection, disclosure, transfer, and processing of personal data. These data protection and privacy laws and regulations are subject to uncertainty and continue to evolve in ways that could adversely impact our business. These laws have a substantial impact on our operations both outside and in the United States, either directly or as a data processor and handler for various offshore entities.
In the United States, state and federal lawmakers and regulatory authorities have increased their attention on the collection and use of consumer data. In the United States, non-sensitive consumer data generally may be used under current rules and regulations, subject to certain restrictions, so long as the person does not affirmatively “opt-out” of the collection or use of such data. If an “opt-in” model or additional required “opt-outs”, were to be adopted in the United States, less data would be available, and the cost of data would be higher. For example, California recently enacted the CCPA, which became operative on January 1, 2020 and became enforceable by California Attorney General on July 1, 2020, along with related regulations which came into force on August 14, 2020.
The CCPA gives California residents new rights to access and require deletion of their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is collected, used, and shared. Given that CCPA enforcement began on July 1, 2020, it remains unclear whether modifications will be made to this legislation or how it will be interpreted. Additionally, the CCPA has prompted a number of proposals for new federal and state-level privacy legislation, such as in Nevada, Virginia, New Hampshire, and others. Further, a new California ballot initiative, the California Privacy Rights Act, or the CPRA, which will be included on the November 2020 ballot, would impose additional data protection obligations on companies doing business in California, including additional consumer rights processes and opt outs for certain uses of sensitive data. If passed, these new laws could add additional complexity, impact our business strategies, increase our potential liability, increase our compliance costs, and adversely affect our business.
In Europe, the European General Data Protection Regulation, or the GDPR, took effect on May 25, 2018. As a result of our presence in Europe and our service offering in the European Union, we are subject to the GDPR, which imposes stringent E.U. data protection requirements, and could increase the risk of non-compliance and the costs of providing our products and services in a compliant manner. A breach of the GDPR could result in regulatory investigations, reputational damage, orders to cease or change our processing of our data, enforcement notices, or assessment notices (for a compulsory audit). We may also face civil claims including representative actions and other class action type litigation (where individuals have suffered harm), potentially amounting to significant compensation or damages liabilities, as well as associated costs, diversion of internal resources, and reputational harm.
Additionally, the United Kingdom implemented the Data Protection Act, effective in May 2018 and statutorily amended in 2019, that contains provisions, including its own derogations, for how GDPR is applied in the United Kingdom. From the beginning of 2021 (when the transitional period following Brexit expires), we will have to continue to comply with the GDPR and also the U.K.’s Data Protection Act, with each regime having the ability to fine up to the greater of €20 million (£17 million) or 4% of global turnover. The relationship between the United Kingdom and the European Union remains uncertain, for example how data transfers between the United Kingdom and the European Union and other jurisdictions will be treated and the role of the U.K.’s supervisory authority. These changes will lead to additional costs as we try to ensure compliance with new privacy legislation, and will increase our overall risk exposure.
In addition, the GDPR imposes strict rules on the transfer of personal data out of the European Union to the United States. These obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other requirements or our practices.
On July 16, 2020, the Court of Justice of the European Union, or CJEU, invalidated the European Union-United States, or E.U.-U.S., Privacy Shield (under which personal data could be transferred from the EEA to U.S. entities that had self-certified under the Privacy Shield scheme) on the grounds that the Privacy Shield failed to offer adequate protections to E.U. personal data transferred to the United States. In addition, while the CJEU upheld the adequacy of the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism, and potential alternative to the Privacy Shield), it made clear that reliance on them alone may not necessarily be sufficient in all circumstances. Use of the standard contractual clauses must now be assessed on a case by case basis taking into account the legal regime applicable in the destination country, in particular applicable surveillance laws and rights of individuals. The use of standard contractual clauses for the transfer of personal data specifically to the United States remains under review by a number of European data protection supervisory authorities, along with those of some other E.U. member states. German and Irish supervisory authorities have indicated, and enforced in recent rulings, that the standard contractual clauses alone provide inadequate protection for E.U.-U.S. data transfers. On August 10, 2020, the U.S. Department of Commerce and the European Commission announced new discussions to evaluate the potential for an enhanced E.U.-U.S. Privacy Shield framework to comply with the July 16 judgment of the CJEU. The CJEU’s decision (and certain regulatory guidance issued in its wake) and recent statements by EU supervisory authorities have led to uncertainty regarding the legality of E.U.-U.S. data flows in general and those conducted under the Privacy Shield in particular.
While we maintain a Privacy Shield certification, we rely on the standard contractual clauses for intercompany data transfers from the European Union to the United States and are in the process of reviewing and amending any existing vendor agreements that rely only on Privacy Shield as the data transfer mechanism. As supervisory authorities continue to issue further guidance on personal data, we could suffer additional costs, complaints, or regulatory investigations or fines, and if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results.
We are also subject to evolving European Union privacy laws on cookies and e-marketing. In the European Union, regulators are increasingly focusing on compliance with requirements in the online behavioral advertising ecosystem, and a European Union regulation known as the ePrivacy Regulation will significantly increase fines for non-compliance once in effect. In the European Union, informed consent, including a prohibition on pre-checked consents and a requirement to ensure separate consents for each cookie, is required for the placement of a cookie or similar technologies on a user’s device and for direct electronic marketing. As regulators start to enforce the strict approach in recent guidance, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, negatively impact our efforts to understand users, adversely affect our margins, increase costs, and subject us to additional liabilities.
There is a risk that as we expand, we may assume liabilities for breaches experienced by the companies we acquire. Despite our efforts to comply with applicable laws, regulations and other obligations relating to privacy, data protection, and information security, it is possible that our practices, offerings, or platform could fail, or be alleged to fail to meet applicable requirements. For instance, the overall regulatory framework governing the application of privacy laws to blockchain technology is still highly undeveloped and likely to evolve. Our failure, or the failure by our third-party providers or partners, to comply with applicable laws or regulations and to prevent unauthorized access to, or use or release of personally identifiable information, or the perception that any of the foregoing types of failure has occurred, could damage our reputation or result in fines or proceedings by governmental agencies and private claims and litigation, any of which could adversely affect our business, operating results, and financial condition.
Risks Related to Third Parties
Our current and future services are dependent on payment networks and acquiring processors, and any changes to their rules or practices could adversely impact our business.
We rely on banks and other payment processors to process customers’ payments in connection with the purchase of crypto assets on our platform and we pay these providers fees for their services. From time to time, payment networks have increased, and may increase in the future, the interchange fees and assessments that they charge for transactions that use their networks. Payment networks have imposed, and may impose in the future, special fees on the purchase of crypto assets, including on our platform, which could negatively impact us and significantly increase our costs. Our payment card processors may have the right to pass any increases in interchange fees and assessments on to us, and may impose additional use charges which would increase our operating costs and reduce our operating income. We could attempt to pass these increases along to our customers, but this strategy might result in the loss of customers to our competitors that may not pass along the increases, thereby reducing our revenue and earnings. If competitive practices prevent us from passing along the higher fees to our customers in the future, we may have to absorb all or a portion of such increases, thereby increasing our operating costs and reducing our earnings.
We may also be directly or indirectly liable to the payment networks for rule violations. Payment networks set and interpret their network operating rules and have alleged from time to time that various aspects of our business model violate these operating rules. If such allegations are not resolved favorably, they may result in significant fines and penalties or require changes in our business practices that may be costly and adversely affect our business. The payment networks could adopt new operating rules or interpret or reinterpret existing rules that we or our processors might find difficult or even impossible to follow, or costly to implement. As a result, we could lose our ability to give customers the option of using cards to fund their purchases or the choice of currency in which they would like their card to be charged. If we are unable to accept cards or are limited in our ability to do so, our business would be adversely affected.
We depend on major mobile operating systems and third-party platforms for the distribution of certain products. If Google Play, the Apple App Store, or other platforms prevent customers from downloading our apps, our ability to grow may be adversely affected.
We rely upon third-party platforms for the distribution of certain products and services. Our Coinbase, Coinbase Pro, and Coinbase Wallet apps are provided as free applications through both the Apple App Store and the Google Play Store, and are also accessible via mobile and traditional websites. The Google Play Store and Apple App Store are global application distribution platforms and the main distribution channels for our apps. As such, the promotion, distribution, and operation of our apps are subject to the respective platforms’ terms and policies for application developers, which are very broad and subject to frequent changes and re-interpretation. Further, these distribution platforms often contain restrictions related to crypto assets that are uncertain, broadly construed, and can limit the nature and scope of services that can be offered. For example, Apple App Store’s restrictions related to crypto assets have disrupted the proposed launch of many features within the Coinbase and Coinbase Wallet apps, including our Earn services and access to decentralized applications. If our products are found to be in violation of any such terms and conditions, we may no longer be able to offer our products through such third-party platforms. There can be no guarantee that third-party platforms will continue to support our product offerings, or that customers will be able to continue to use our products. For example, in November 2013, our iOS app was temporarily removed by Apple from the Apple App Store. In December 2019, we were similarly instructed by both Google and Apple to remove certain features relating to decentralized applications from our apps to comply with both companies’ policies. Any changes, bugs, technical or regulatory issues with third-party platforms, our relationships with mobile manufacturers and carriers, or changes to their terms of service or policies could degrade our products’ functionalities, reduce or eliminate our ability to distribute our products, give preferential treatment to competitive products, limit our ability to deliver high quality offerings, or impose fees or other charges, any of which could affect our product usage and harm our business.
Risks Related to Intellectual Property
Our intellectual property rights are valuable, and any inability to protect them could adversely impact our business, operating results, and financial condition.
Our business depends in large part on our proprietary technology and our brand. We rely on, and expect to continue to rely on, a combination of trademark, trade dress, domain name, copyright, and trade secret and laws, as well as confidentiality and license agreements with our employees, contractors, consultants, and third parties with whom we have relationships, to establish and protect our brand and other intellectual property rights. However, our efforts to protect our intellectual property rights may not be sufficient or effective. Our proprietary technology and trade secrets could be lost through misappropriation or breach of our confidentiality and license agreements, and any of our intellectual property rights may be challenged, which could result in them being narrowed in scope or declared invalid or unenforceable. There can be no assurance that our intellectual property rights will be sufficient to protect against others offering products, services, or technologies that are substantially similar to ours and that compete with our business.
We do not intend to monetize our patents or attempt to block third parties from competing with us by asserting our patents offensively against third parties, but our ability to successfully defend intellectual property challenges from competitors and other parties may depend, in part, on our ability to counter-assert our patents defensively. Effective protection of patents, trademarks, and domain names is expensive and difficult to maintain, both in terms of application and registration costs as well as the costs of defending and enforcing those rights, and in some countries our rights to protect our core domain (coinbase.com) are currently subject to dispute. As we have grown, we have sought to obtain and protect our intellectual property rights in an increasing number of countries, a process that can be expensive and may not always be successful. For example, the U.S. Patent and Trademark Office and various foreign governmental patent agencies require compliance with a number of procedural requirements to complete the patent application process and to maintain issued patents, and noncompliance or non-payment could result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in a relevant jurisdiction. Further, intellectual property protection may not be available to us in every country in which our products and services are available. For example, some foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, many countries limit the enforceability of patents against certain third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit. We may also agree to license our patents to third parties as part of various patent pools and open patent projects. Those licenses may diminish our ability, though, to counter-assert our patents against certain parties that may bring claims against us.
We have been, and in the future may be, sued by third parties for alleged infringement of their proprietary rights.
In recent years, there has been considerable patent, copyright, trademark, domain name, trade secret and other intellectual property development activity in the cryptoeconomy, as well as litigation, based on allegations of infringement or other violations of intellectual property, including by large financial institutions. Furthermore, individuals and groups can purchase patents and other intellectual property assets for the purpose of making claims of infringement to extract settlements from companies like ours. Our use of third-party intellectual property rights also may be subject to claims of infringement or misappropriation. We cannot guarantee that our internally developed or acquired technologies and content do not or will not infringe the intellectual property rights of others. From time to time, our competitors or other third parties may claim that we are infringing upon or misappropriating their intellectual property rights, and we may be found to be infringing upon such rights. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, prevent us from offering our products or services or using certain technologies, force us to implement expensive work-arounds, or impose other unfavorable terms. We expect that the occurrence of infringement claims is likely to grow as the crypto assets market grows and matures. Accordingly, our exposure to damages resulting from infringement claims could increase and this could further exhaust our financial and management resources. Further, during the course of any litigation, we may make announcements regarding the results of hearings and motions, and other interim developments. If securities analysts and investors regard these announcements as negative, the market price of our Class A common stock and Class T common stock may decline. Even if intellectual property claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and require significant expenditures. Any of the foregoing could prevent us from competing effectively and could have an adverse effect on our business, operating results, and financial condition.
Our platform contains third-party open source software components, and failure to comply with the terms of the underlying open source software licenses could harm our business.
Our platform contains software modules licensed to us by third-party authors under “open source” licenses. We also make certain of our own software available to users for free under various open source licenses. Use and distribution of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide support, warranties, indemnification or other contractual protections regarding infringement claims or the quality of the code. In addition, the public availability of such software may make it easier for others to compromise our platform.
Some open source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the type of open source software we use, or grant other licenses to our intellectual property. If we combine our proprietary software with open source software in a certain manner, we could, under certain open source licenses, be required to release the source code of our proprietary software to the public. This would allow our competitors to create similar offerings with lower development effort and time and ultimately could result in a loss of our competitive advantages. Alternatively, to avoid the public release of the affected portions of our source code, we could be required to expend substantial time and resources to re-engineer some or all of our software.
Although we monitor our use of open source software to avoid subjecting our platform to conditions we do not intend, we have not recently conducted an extensive audit of our use of open source software and, as a result, we cannot assure you that our processes for controlling our use of open source software in our platform are, or will be, effective. If we are held to have breached or failed to fully comply with all the terms and conditions of an open source software license, we could face litigation, infringement or other liability, or be required to seek costly licenses from third parties to continue providing our offerings on terms that are not economically feasible, to re-engineer our platform, to discontinue or delay the provision of our offerings if re-engineering could not be accomplished on a timely basis or to make generally available, in source code form, our proprietary code, any of which could adversely affect our business, operating results, and financial condition. Moreover, the terms of many open source licenses have not been interpreted by U.S. or foreign courts. As a result, there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to provide or distribute our platform. From time to time, there have been claims challenging the ownership of open source software against companies that incorporate open source software into their solutions. As a result, we could be subject to lawsuits by parties claiming ownership of what we believe to be open source software.
Risks Related to Our Employees and Other Service Providers
The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could adversely impact our business, operating results, and financial condition.
We operate in a relatively new industry that is not widely understood and requires highly skilled and technical personnel. We believe that our future success is highly dependent on the talents and contributions of our senior management team, including Brian Armstrong, our co-founder and Chief Executive Officer, members of our executive team, and other key employees across product, engineering, risk management, finance, compliance and legal, and marketing. Our future success depends on our ability to attract, develop, motivate, and retain highly qualified and skilled employees. Due to the nascent nature of the cryptoeconomy, the pool of qualified talent is extremely limited, particularly with respect to executive talent, engineering, risk management, and financial regulatory expertise. We face intense competition for qualified individuals from numerous software and other technology companies. To attract and retain key personnel, we incur significant costs, including salaries and benefits and equity incentives. Even so, these measures may not be enough to attract and retain the personnel we require to operate our business effectively. The loss of even a few qualified employees, or an inability to attract, retain and motivate additional highly skilled employees required for the planned expansion of our business could adversely impact our operating results and impair our ability to grow.
Our culture emphasizes innovation, and if we cannot maintain this culture as we grow, our business and operating results could be adversely impacted.
We believe that our entrepreneurial and innovative corporate culture has been a key contributor to our success. We encourage and empower our employees to develop and launch new and innovative products and services, which we believe is essential to attracting high quality talent, partners, and developers, as well as serving the best, long-term interests of our company. If we cannot maintain this culture as we grow, we could lose the innovation, creativity and teamwork that has been integral to our business, in which case our products and services may suffer and our business, operating results, and financial condition could be adversely impacted.
In the event of employee or service provider misconduct or error, our business may be adversely impacted.
Employee or service provider misconduct or error could subject us to legal liability, financial losses, and regulatory sanctions and could seriously harm our reputation and negatively affect our business. Such misconduct could include engaging in improper or unauthorized transactions or activities, misappropriation of customer funds, insider trading and misappropriation of information, failing to supervise other employees or service providers, improperly using confidential information, as well as improper trading activity such as spoofing, layering, wash trading, manipulation and front-running. Employee or service provider errors, including mistakes in executing, recording, or processing transactions for customers, could expose us to the risk of material losses even if the errors are detected. Although we have implemented processes and procedures and provide trainings to our employees and service providers to reduce the likelihood of misconduct and error, these efforts may not be successful. Moreover, the risk of employee or service provider error or misconduct may be even greater for novel products and services and is compounded by the fact that many of our employees and service providers are accustomed to working at tech companies which generally do not maintain the same compliance customs and rules as financial services firms. This can lead to high risk of confusion among employees and service providers, particularly in a fast growth company like ours, with respect to compliance obligations, particularly including confidentiality, data access, trading, and conflicts. It is not always possible to deter misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases. If we were found to have not met our regulatory oversight and compliance and other obligations, we could be subject to regulatory sanctions, financial penalties, restrictions on our activities for failure to properly identify, monitor and respond to potentially problematic activity and seriously damage our reputation. Our employees, contractors, and agents could also commit errors that subject us to financial claims for negligence, as well as regulatory actions, or result in financial liability. Further, allegations by regulatory or criminal authorities of improper trading activities could affect our brand and reputation.
Our officers, directors, employees, and large stockholders may encounter potential conflicts of interests with respect to their positions or interests in certain crypto assets, entities, and other initiatives, which could adversely affect our business and reputation.
We frequently engage in a wide variety of transactions and maintain relationships with a significant number of crypto projects, their developers, members of their ecosystem, and investors. These transactions and relationships could create potential conflicts of interests in management decisions that we make. For instance, certain of our officers, directors, and employees are active investors in crypto projects themselves, and may make investment decisions that favor projects that they have personally invested in. Many of our large stockholders also make investments in these crypto projects. For more information, see the section titled “Certain Relationships and Related Party Transactions.” In addition, our co-founder and Chief Executive Officer, Mr. Armstrong, is involved in a number of initiatives related to the cryptoeconomy and more broadly. For example, Mr. Armstrong currently serves as the chief executive officer of ResearchHub Technologies, Inc., a scientific research development platform. This and other initiatives he is involved in could divert Mr. Armstrong's time and attention from overseeing our business operations which could have a negative impact on our business. Moreover, we are involved in litigation and may in the future be subject to litigation as a result of his involvement with these other initiatives.
Similarly, certain of our directors, officers, employees, and large stockholders may hold crypto assets that we are considering supporting for trading on our platform, and may be more supportive of such listing notwithstanding legal, regulatory, and other issues associated with such crypto assets. While we have instituted policies and procedures to limit and mitigate such risks, there is no assurance that such policies and procedures will be effective, or that we will be able to manage such conflicts of interests adequately. If we fail to manage these conflicts of interests, our business may be harmed and the brand, reputation and credibility of our company may be adversely affected.
General Risk Factors
Adverse economic conditions may adversely affect our business.
Our performance is subject to general economic conditions, and their impact on the crypto asset markets and our customers. The United States and other key international economies have experienced cyclical downturns from time to time in which economic activity declined resulting in lower consumption rates, restricted credit, reduced profitability, weaknesses in financial markets, bankruptcies, and overall uncertainty with respect to the economy. The impact of general economic conditions on the cryptoeconomy is highly uncertain and dependent on a variety of factors, including market adoption of crypto assets, global trends in the cryptoeconomy, central bank monetary policies, and other events beyond our control. Geopolitical developments, such as trade wars and foreign exchange limitations can also increase the severity and levels of unpredictability globally and increase the volatility of global financial and crypto asset markets. To the extent that conditions in the general economic and crypto assets markets materially deteriorate, our ability to attract and retain customers may suffer.
The COVID-19 pandemic could have an adverse effect on our business, operating results, and financial condition.
We are responding to the global outbreak of COVID-19 by taking steps to mitigate the potential risks to us posed by its spread and the impact of the restrictions put in place by governments to protect the population. Our employees and service providers have transitioned to work-from-home and we are now a remote-first company. This subjects us to heightened operational risks. For example, technologies in our employees’ and service providers’ homes may not be as robust as in our offices and could cause the networks, information systems, applications, and other tools available to employees and service providers to be more limited or less reliable than in our offices. Further, the security systems in place at our employees’ and service providers’ homes may be less secure than those used in our offices, and while we have implemented technical and administrative safeguards to help protect our systems as our employees and service providers work from home, we may be subject to increased cybersecurity risk, which could expose us to risks of data or financial loss, and could disrupt our business operations. There is no guarantee that the data security and privacy safeguards we have put in place will be completely effective or that we will not encounter risks associated with employees and service providers accessing company data and systems remotely. We also face challenges due to the need to operate with the remote workforce and are addressing those challenges to minimize the impact on our ability to operate.
The transition to a remote-first company may make it more difficult for us to preserve our corporate culture and our employees may have decreased opportunities to collaborate in meaningful ways. Further, we cannot guarantee that our transition to becoming a remote-first company will not have a negative impact on employee morale and productivity. Any failure to preserve our corporate culture and foster collaboration could harm our future success, including our ability to retain and recruit personnel, innovate and operate effectively, and execute on our business strategy.
In addition, the continued spread of COVID-19 and the imposition of related public health measures have resulted in, and is expected to continue to result in, increased volatility and uncertainty in the cryptoeconomy. We also rely on third party service providers to perform certain functions. Any disruptions to a service providers’ business operations resulting from business restrictions, quarantines, or restrictions on the ability of personnel to perform their jobs could have an adverse impact on our service providers’ ability to provide services to us. The continued spread of COVID-19 and efforts to contain the virus could adversely impact our strategic business plans and growth strategy, reduce demand for our products and services, reduce the availability and productivity of our employees, service providers, and third-party resources, cause us to experience an increase in costs due to emergency measures, and otherwise adversely impact our business.
Our management team has limited experience managing a public company.
Our management team has limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, operating results, and financial condition.
Changes in U.S. and foreign tax laws, as well as the application of such laws, could adversely impact our financial position and operating results.
We are subject to complex tax laws and regulations in the United States and a variety of foreign jurisdictions. All of these jurisdictions have in the past and may in the future make changes to their corporate income tax rates and other income tax laws which could increase our future income tax provision. For example, our future income tax obligations could be adversely affected by earnings that are lower than anticipated in jurisdictions where we have lower statutory rates and by earnings that are higher than anticipated in jurisdictions where we have higher statutory rates, by changes in the valuation of our deferred tax assets and liabilities, by changes in the amount of unrecognized tax benefits, or by changes in tax laws, regulations, accounting principles, or interpretations thereof, including changes with possible retroactive application or effect.
Our determination of our tax liability is subject to review and may be challenged by applicable U.S. and foreign tax authorities. Any adverse outcome of such challenge could harm our operating results and financial condition. The determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment and, in the ordinary course of business, there are many transactions and calculations where the ultimate tax determination is complex and uncertain. Moreover, as a multinational business, we have subsidiaries that engage in many intercompany transactions in a variety of tax jurisdictions where the ultimate tax determination is complex and uncertain. Our existing corporate structure and intercompany arrangements have been implemented in a manner we believe is in compliance with current prevailing tax laws. Furthermore, as we operate in multiple taxing jurisdictions, the application of tax laws can be subject to diverging and sometimes conflicting interpretations by tax authorities of these jurisdictions. It is not uncommon for taxing authorities in different countries to have conflicting views with respect to, among other things, the characterization and source of income or other tax items, the manner in which the arm’s-length standard is applied for transfer pricing purposes, or with respect to the valuation of intellectual property. The taxing authorities of the jurisdictions in which we operate may challenge our tax treatment of certain items or the methodologies we use for valuing developed technology or intercompany arrangements, which could impact our worldwide effective tax rate and harm our financial position and operating results.
The Tax Cuts and Jobs Act, or TCJA, enacted on December 22, 2017, significantly affected U.S. tax law, including by changing how the U.S. imposes tax on certain types of income of corporations and by reducing the U.S. federal corporate income tax rate to 21%. It also imposed new limitations on a number of tax benefits, including deductions for business interest, use of net operating loss carry forwards, taxation of foreign income, and the foreign tax credit, among others. The Coronavirus Aid, Relief, and Economic Security Act, or the CARES Act, enacted on March 27, 2020, in response to the COVID-19 pandemic, further amended the U.S. federal tax code, including in respect of certain changes that were made by the TCJA, generally on a temporary basis. There can be no assurance that future tax law changes will not increase the rate of the corporate income tax significantly, impose new limitations on deductions, credits or other tax benefits, or make other changes that may adversely affect our business, cash flows or financial performance. In addition, the IRS has yet to issue guidance on a number of important issues regarding the changes made by the TCJA and the CARES Act. In the absence of such guidance, we will take positions with respect to any such unsettled issues. There is no assurance that the IRS or a court will agree with the positions taken by us, in which case tax penalties and interest may be imposed that could adversely affect our business, cash flows or financial performance.
We are also subject to non-income taxes, such as payroll, sales, use, value-added, net worth, property, and goods and services taxes in the United States and various foreign jurisdictions. Specifically, we may be subject to “digital service taxes” or new allocations of tax as a result of increasing efforts by certain jurisdictions to tax cross border activities that may not have been subject to tax under existing international tax principles. Technology companies such as ours may be subject to such taxes. Tax authorities may disagree with certain positions we have taken. As a result, we may have exposure to additional tax liabilities that could have an adverse effect on our operating results and financial condition.
In addition, our future effective tax rates could be favorably or unfavorably affected by changes in tax rates, changes in the valuation of our deferred tax assets or liabilities, the effectiveness of our tax planning strategies, or changes in tax laws or their interpretation. Such changes could have an adverse impact on our financial condition.
As a result of these and other factors, the ultimate amount of tax obligations owed may differ from the amounts recorded in our financial statements and any such difference may harm our operating results in future periods in which we change our estimates of our tax obligations or in which the ultimate tax outcome is determined.
Our ability to use any current or future net operating loss to offset future taxable income may be subject to certain limitations under U.S. or foreign law.
As of June 30, 2020, we had Japanese net operating loss carryforwards, or NOLs of approximately $2.9 million, due to prior period losses which if not utilized will begin to expire beginning in 2027. Realization of these NOLs, and any future domestic or foreign NOLs that we may generate will depend on future income, and there is a risk that some or all of such NOLs could be subject to limitation or otherwise unavailable to offset future income tax liabilities, which could adversely affect our operating results.
Under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its NOLs to offset future taxable income. Future changes in our stock ownership, the causes of which may be outside of our control, could result in an ownership change under Section 382 of the Code. Any future NOLs we generate may also be impaired under state laws. In addition, under the 2017 Tax Cuts and Jobs Act, or Tax Act, future tax losses may be utilized to offset no more than 80% of taxable income annually. Under the Coronavirus Aid, Relief, and Economic Security, or CARES Act, signed into law in March 2020, the limitation on the deduction of NOLs to 80% of current year taxable income is eliminated for taxable years beginning before January 1, 2021. Notwithstanding the CARES Act, we may be required to pay federal income taxes in future years despite generating a loss for federal income tax purposes. There is also a risk that due to statutory or regulatory changes, such as suspensions on the use of NOLs, or other unforeseen reasons, our future NOLs could expire or otherwise be unavailable to offset future income tax liabilities. It is uncertain if and to what extent various states will conform to the Tax Act, as modified by the CARES Act. For these reasons, we may not be able to realize a tax benefit from the use of any future NOLs we generate, whether or not we attain profitability.
Fluctuations in currency exchange rates could harm our operating results and financial condition.
Revenue generated and expenses incurred from our international operations are often denominated in the currencies of the local countries. Accordingly, changes in the value of foreign currencies relative to the U.S. dollar can affect our revenue and operating results reflected in our U.S. dollar-denominated financial statements. Our financial results are also subject to changes in exchange rates that impact the settlement of transactions in non-local currencies. As a result, it could be more difficult to detect underlying trends in our business and operating results. To the extent that fluctuations in currency exchange rates cause our operating results to differ from expectations of investors, the price of our Class A common stock and Class T common stock could be adversely impacted. To date, we have not engaged in currency hedging activities to limit the risk of exchange fluctuations. Even if we use derivative instruments to hedge exposure to fluctuations in foreign currency exchange rates, the use of such hedging activities may not offset any or more than a portion of the adverse financial effects of unfavorable movements in foreign exchange rates over the limited time the hedges are in place, and may introduce additional risks if we are unable to structure effective hedges with such instruments.
If our estimates or judgment relating to our critical accounting policies prove to be incorrect, our operating results could be adversely affected.
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Significant estimates and judgments involve the identification of performance obligations in revenue recognition, evaluation of tax positions, inter-company transactions, and the valuation of stock-based awards and crypto assets we hold, among others. Our operating results may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our operating results to fall below the expectations of analysts and investors, resulting in a decline in the trading price of our Class A common stock and Class T common stock.
We may be adversely affected by natural disasters, pandemics, and other catastrophic events, and by man-made problems such as terrorism, that could disrupt our business operations, and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.
Natural disasters or other catastrophic events may also cause damage or disruption to our operations, international commerce, and the global economy, and could have an adverse effect on our business, operating results, and financial condition. Our business operations are subject to interruption by natural disasters, fire, power shortages, and other events beyond our control. In addition, our global operations expose us to risks associated with public health crises, such as pandemics and epidemics, which could harm our business and cause our operating results to suffer. For example, the ongoing effects of the COVID-19 pandemic and/or the precautionary measures that we have adopted have resulted, and could continue to result, in difficulties or changes to our customer support, or create operational or other challenges, any of which could adversely impact our business and operating results. Further, acts of terrorism, labor activism or unrest, and other geo-political unrest could cause disruptions in our business or the businesses of our partners or the economy as a whole. In the event of a natural disaster, including a major earthquake, blizzard, or hurricane, or a catastrophic event such as a fire, power loss, or telecommunications failure, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in development of our platform, lengthy interruptions in service, breaches of data security, and loss of critical data, all of which could have an adverse effect on our future operating results. For example, certain of our corporate offices are located in the San Francisco Bay Area, a region known for seismic activity. We do not maintain insurance sufficient to compensate us for the potentially significant losses that could result from disruptions to our services. Additionally, all the aforementioned risks may be further increased if we do not implement a disaster recovery plan or our partners’ disaster recovery plans prove to be inadequate. To the extent natural disasters or other catastrophic events concurrently impact data centers we rely on in connection with private key restoration, customers will experience significant delays in withdrawing funds, or in the extreme we may suffer loss of customer funds.
The requirements of being a public company, including maintaining adequate internal control over our financial and management systems, may strain our resources, divert management’s attention, and affect our ability to attract and retain executive management and qualified board members.
As a public company we will incur significant legal, accounting, and other expenses that we did not incur as a private company. We will be subject to reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the rules subsequently implemented by the SEC, the rules and regulations of the listing standards of The Nasdaq Stock Market LLC, or Nasdaq, and other applicable securities rules and regulations. Stockholder activism, the current political and social environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which will likely result in additional compliance costs and could impact the manner in which we operate our business in ways we cannot currently anticipate. Compliance with these rules and regulations may strain our financial and management systems, internal controls, and employees. The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results. Moreover, the Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures, and internal control, over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures, and internal control over, financial reporting to meet this standard, significant resources and management oversight may be required. If we encounter material weaknesses or deficiencies in our internal control over financial reporting, we may not detect errors on a timely basis and our consolidated financial statements may be materially misstated. Effective internal control is necessary for us to produce reliable financial reports and is important to prevent fraud.
In addition, we will be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act when we cease to be an emerging growth company. We expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. As a result of the complexity involved in complying with the rules and regulations applicable to public companies, our management’s attention may be diverted from other business concerns, which could harm our business, operating results, and financial condition. Although we have already hired additional employees to assist us in complying with these requirements, our finance team is small and we may need to hire more employees in the future, or engage outside consultants, which will increase our operating expenses.
We also expect that being a public company and complying with applicable rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantially higher costs to obtain and maintain the same or similar coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors and qualified executive officers.
We might require additional capital to support business growth, and this capital might not be available.
We have funded our operations since inception primarily through equity financings and revenue generated by our products and services. We cannot be certain when or if our operations will generate sufficient cash to fully fund our ongoing operations or the growth of our business. We intend to continue to make investments in our business to respond to business challenges, including developing new products and services, enhancing our operating infrastructure, expanding our international operations, and acquiring complementary businesses and technologies, all of which may require us to secure additional funds. Additional financing may not be available on terms favorable to us, if at all. If we incur additional debt, the debt holders would have rights senior to holders of our common stock to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock, including dividends on our Class T common stock. Furthermore, if we issue additional equity securities, stockholders will experience dilution, and the new equity securities could have rights senior to those of our common stock. The trading prices for our common stock may be highly volatile, which may reduce our ability to access capital on favorable terms or at all. In addition, a slowdown or other sustained adverse downturn in the general economic or crypto asset markets could adversely affect our business and the value of our Class A common stock and Class T common stock. Because our decision to raise capital in the future will depend on numerous considerations, including factors beyond our control, we cannot predict or estimate the amount, timing, or nature of any future issuances of securities. As a result, our stockholders bear the risk of future issuances of debt or equity securities reducing the value of our Class A common stock and Class T common stock and diluting their interests. Our inability to obtain adequate financing or financing on terms satisfactory to us, when we require it, could significantly limit our ability to continue supporting our business growth and responding to business challenges.
We are an emerging growth company, and we cannot be certain that the reduced disclosure requirements applicable to emerging growth companies will not make our Class A common stock and Class T common stock less attractive to investors.
We are an emerging growth company, as defined in the JOBS Act, and, for so long as we continue to be an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.
We will remain an emerging growth company until the earliest of: (i) the last day of the fiscal year following the fifth anniversary of this offering; (ii) the last day of the first fiscal year in which our annual gross revenue is $1.07 billion or more; (iii) the date on which we have, during the previous rolling three-year period, issued more than $1.0 billion in non-convertible debt securities; or (iv) the date on which we qualify as a “large accelerated filer.”
We cannot predict if investors will find our Class A common stock or Class T common stock less attractive or our company less comparable to certain other public companies because we will rely on these exemptions. For example, if we do not adopt a new or revised accounting standard, our future operating results may not be as comparable to the operating results of certain other companies in our industry that adopted such standards. If some investors find our Class A common stock or Class T common stock less attractive as a result, there may be a less active trading market for our Class A common stock and Class T common stock, if any, and their prices may be more volatile.

Risks Related to our Class T Common Stock
Upon the issuance of the Class T common stock, there will be no trading market for the Class T common stock and a trading market for the Class T common stock may never develop.
There can be no assurance that there will be an active market for our Class T common stock either now or in the future. In the United States, shares of our Class T common stock may only be traded on a registered national securities exchange or ATS that has accepted the tokens for trading or quotation, or in individually negotiated transactions. As of the date of this prospectus, no such exchange or ATS exists. We currently do not have any plans to seek to list shares of our Class T common stock on any national securities exchange. While a subsidiary of the company is currently in the process of applying for regulatory approval to operate an ATS that would facilitate trading in crypto assets that are securities, there is no assurance that such approval will be obtained or, if approval is obtained, that the ATS will be able to support our Class T common stock for trading, or that an active or liquid trading market will develop. In addition, we are not aware of any third-party ATS or other exchange platform that intends and have been approved to support trading in our Class T common stock. Even if a third-party ATS or broker is willing to effect a transaction in our Class T common stock, we may be required to pay significant fees and provide additional support and development to allow for trading in our Class T common stock. Holders of Class T common stock may also be required to pay brokerage commissions, transfer fees, and applicable taxes. As a result, holders of our Class T common stock should be prepared to hold their shares of Class T common stock indefinitely and there is no guarantee that holders of Class T common stock will ever be able to sell their Class T common stock. In addition, in the event that a market for the Class T common stock never develops or is illiquid for a significant period of time or indefinitely, the value of the Class T common stock may be adversely affected.
Due to a lack of a liquid market, it may be difficult for holders of Class T common stock to sell their shares and the price of our Class T common stock may be highly volatile and may trade at a significant discount to the Class A common stock. Moreover, even if the Class T common stock trades at a significant discount to the Class A common stock, holders of Class T common stock will not have the right to convert or exchange their Class T common stock for Class A common stock or Class B common stock so they should be prepared to hold their Class T common stock indefinitely.
Each share of our Class T common stock is intended to have substantially similar rights to those of one share of our Class A common stock, except that our board of directors may declare a dividend on our Class T common stock without declaring a dividend on our Class A common stock and Class B common stock. However, because a liquid market does not exist and may never develop for our Class T common stock, the price of our Class T common stock may be highly volatile, trade at a substantial discount to the Class A common stock, and may be subject to wide fluctuations in response to the risk factors described in this prospectus and others beyond our control. Even if a liquid market does develop, the Class T common stock may still trade at a price that is substantially lower than the price of the Class A common stock. In addition, holders of the Class T common stock will not have the right to convert or exchange their Class T common stock for Class A common stock or Class B common stock. As a result, holders of our Class T common stock may not be able to sell their shares of Class T common stock in the amounts and at such times as they desire and should be prepared to hold their shares of Class T common stock indefinitely.
The price of Class T common stock may be adversely affected by the broader cryptoeconomy.
Holders of our Class T common stock may elect to hold their shares in certificated form in the form of a crypto asset, which may be acquired, transferred, or otherwise used by holders in a manner similar to other crypto assets. Due to the novel nature of our Class T common stock as a security available for trading as crypto asset, some market participants might be more likely to invest or trade in the token like they do other crypto assets. As a result, the price of our Class T common stock may, in ways greater than our Class A common stock, be affected by market conditions and events affecting the broader cryptoeconomy, such as the general acceptance and popularity of crypto assets, volatility in the price of other crypto assets, interruptions or cybersecurity incidents associated with other crypto assets, changes in software or hardware associated with crypto asset networks and their underlying miners, regulatory measures that affect the use of crypto assets, and global or regional political, economic or social events. For instance, volatility in the price of Bitcoin or a security breach that affects confidence in Bitcoin may cause volatility in the entire cryptoeconomy and affect crypto assets such as shares of Class T common stock. The price of crypto assets, such as Bitcoin and Ether, has experienced significant volatility in the past and are highly volatile. Further, crypto assets that are securities are treated differently from other crypto assets in the United States and foreign jurisdictions, and only certain regulated entities, such as broker-dealers and national securities exchanges may act as intermediaries for securities transactions. Furthermore, because the relevant regulators have approved only a very limited number of such intermediaries to engage with these assets, the liquidity and value of such assets may be correspondingly limited.
The value ascribed to the Class T common stock may fluctuate based in part on benefits that may be provided to holders of Class T common stock in the future, but we are not obligated to provide these benefits.
We may provide benefits to holders of Class T common stock in the future, subject to applicable corporate law limitations. These may include benefits on our platform and, if approved, our ATS platform, such as trading discounts, customer rewards, and preferred access to new products and services. The terms and conditions of the Class T common stock do not entitle holders to any such additional benefits and we may determine not to provide benefits to the holders of the Class T common stock. Accordingly, potential purchasers of the Class T common stock should not ascribe any value to these potential benefits in making investment decisions with respect to the Class T common stock. The holders of Class T common stock do not have any rights to request, block, approve, mandate, or vote on any new benefits that are offered to holders of Class T common stock. If, in the future, any such benefits are provided, it is possible that holders of Class T common stock will ascribe some value to these additional benefits. However, any additional benefits may never materialize, may be modified or discontinued by us or may not meet the expectations of holders of our Class T common stock, and, to the extent that holders are attributing value to expected benefits, a lack of benefits, modification or cessation in benefits, or our failure to meet the expectations of holders of our Class T common stock may cause the value of the Class T common stock to be adversely affected.
Certain participants involved in the transfer of shares of Class T common stock held in the form of tokens may be subject to SEC registration requirements, which could also create risks for those parties, us, and for parties transacting in the tokens.
The SEC has not addressed the potential application of certain registration requirements in connection with securities that take the form of a blockchain-based token. In particular, under the Exchange Act, subject to certain exceptions, a clearing agency includes any person who, among other activities, (a) provides facilities for comparison of data respecting the terms of settlement of securities transactions, to reduce the number of settlements of securities transactions, or for the allocation of securities settlement responsibilities or (b) otherwise permits or facilitates the settlement of securities transactions or the hypothecation or lending of securities without physical delivery of securities certificates. Clearing agencies are generally required to register with the SEC and comply with applicable regulation. In addition, under the Exchange Act, a “broker” is a person engaged in the business of effecting transactions in securities for the account of others. The staff of the SEC has indicated that receiving commissions or other transaction-related compensation is one of the determinative factors in deciding whether a person is “engaged in the business” of being a “broker,” in part because this “salesman’s stake” in a securities transaction incentivizes the recipient to encourage transactions that may or may not be appropriate for the parties involved. Because miners on the underlying blockchain network may receive mining rewards for completing new blocks on the blockchain (which may involve recording transactions in shares of Class T common stock), they could be viewed as “brokers” receiving compensation based on transactions in securities. To the extent that these activities occur on the underlying blockchain network, the blockchain is not a “person” that would be required to register. However, we or third parties involved in facilitating such activities in Class T common stock held in the form of tokens may be required to register with the SEC and comply with applicable regulations. If we or any third parties are required to register as a clearing agency or broker-dealer and comply with requirements applicable to such a registrant, such registration and compliance could lead to significant costs to us or such third parties and could force us to change how we permit, or cease permitting, Class T common stock to be held in the form of tokens. In addition, because the Exchange Act provides for certain rescission rights in connection with transactions conducted in violation of certain Exchange Act provisions, including clearing agency and broker-dealer registration requirements, the application of such registration requirements to us or any third parties would present a risk to the validity of transactions in the Class T shares conducted over the underlying blockchain network. These risks could adversely affect the price and liquidity of Class T common stock.
We have the right (but not the obligation) to convert all outstanding shares of Class T common stock into shares of Class A common stock at any time.
Pursuant to our restated certificate of incorporation, as in effect shortly following the effectiveness of the registration statement of which this prospectus forms a part, a committee of our board of directors consisting of disinterested directors may elect to convert all outstanding shares of Class T common stock into shares of Class A common stock at any time (although it is not required to do so). If we were to do so at a time when the Class A common stock were trading at a price lower than the trading price of the Class T common stock, holders of Class T common stock would likely experience an immediate and potentially material decrease in the market value of the Class T common stock they hold and of the Class A common stock they would receive upon the conversion. Moreover, the existence of this conversion right could have a negative impact on the liquidity for, and market value of, our Class T common stock.
Shares of Class T common stock in certificated form in the form of a crypto asset is new and unproven and may not achieve market acceptance.
The use of a crypto asset to represent shares of Class T common stock held in certificated form is new and unproven and there can be no assurance that it will gain market acceptance. While all holders of Class T common stock may hold their shares in uncertificated, book-entry registered form, a stockholder who elects to hold its shares of Class T common stock in certificated token form may only be able to trade its Class T common stock, if at all, peer-to-peer or on novel platforms. In addition, a purchaser of shares of Class T common stock held in certificated token form is not entitled to be afforded the rights and privileges of a registered holder of such shares, including any voting and dividend rights, unless such holder registers with our transfer agent as the registered holder of such shares. Because the use of a crypto asset to represent shares of Class T common stock held in certificated form is new and unproven, there may also be additional operational, legal, and regulatory issues associated with such use. If our design of the Class T common stock fails to gain market acceptance, or if any operational, legal, or regulatory issues arise in connection with our use of a crypto asset to represent shares of Class T common stock held in certificated form, the price and liquidity of the Class T common stock may be adversely affected.
Shares of Class T common stock held in the form of a token may be deemed to constitute uncertificated securities.
Holders of our Class T common stock may elect to hold their shares of Class T common stock in certificated form, with each share of stock certificated and represented in digital form by a crypto asset. While we believe that such a token constitutes a certificated security under the Delaware General Corporation Law, or DGCL, and the Uniform Commercial Code, or UCC, and have designed such tokens to incorporate all of the features of a certificated security under such laws, the DGCL and UCC do not expressly contemplate that a certificated security can be represented in the form of a crypto asset. Accordingly, there can be no guarantee that shares of Class T common stock held in the form of a token would not be deemed to constitute uncertificated securities under the DGCL, UCC, or other applicable laws.
Whether shares of Class T common stock held in the form of a token constitute certificated or uncertificated securities under the UCC impacts the legal status of transactions in such shares, such as transfers and perfection of security interests. For example, a purchaser of certificated securities can obtain such securities free and clear of any adverse claims by, among other things, obtaining possession of the certificated security with an appropriate endorsement made to the purchaser or if the purchaser is registered by the issuer as the record holder of the certificated security. On the other hand, in order to purchase shares of an uncertificated security free of adverse claims, a purchaser must be registered by the issuer as the record holder or the issuer must take certain other actions prescribed by the UCC. As a result, if shares of our Class T common stock held in the form of a token were deemed to constitute uncertificated securities under the UCC, shares of Class T common stock held in the form of a token by stockholders who have not registered with our transfer agent may become subject to adverse claims. Similarly, while creditors may perfect their security interests in a certificated security by taking possession of the certificated security, a creditor who holds a security interest in an uncertificated security must perfect its security interest by having the issuer register such security interests or take other actions prescribed under the UCC. As such, if shares of our Class T common stock held in the form of a token are deemed to constitute uncertificated securities, their holders may lose certain rights associated with the shares if they have not registered themselves as a registered holder with our transfer agent or obtained certain agreements from the issuer as prescribed by the UCC.
To mitigate risks associated with the Class T common stock being deemed to constitute an uncertificated security, we intend to rely on a provision of the UCC that allows certain default rules of the UCC to be contractually modified to enable shares of Class T common stock held in the form of a token to be transacted in a similar manner to a certificated security. Any person who holds or transacts in shares of Class T common stock held in the form of a token must agree to terms and conditions that includes these contractual modifications to the UCC. If shares of Class T common stock held in the form of a token were deemed to constitute uncertificated securities by a court of competent jurisdiction, we believe we will be able to rely on such contractual provisions to replicate many of the laws applicable to a certificated security with respect to such shares. However, there is no guarantee that such contractual modifications to the UCC would be valid, or that a court of competent jurisdiction would enforce these terms and conditions. Also, there can be no assurance that the provisions of the UCC permitting aspects of those default rules to be modified would extend to altering the nature of an asset or its categorization under the UCC or affecting rights of third parties. If shares of Class T common stock held in the form of a token were deemed to constitute uncertificated securities, and our contractual modifications to the UCC were found to be invalid or unenforceable or otherwise limited in their effect, a court may choose to only provide statutory legal protections to those transactions in shares of Class T common stock held in the form of a token that have complied with the UCC requirements for an uncertificated security. As such, we recommend that all holders and creditors of shares of our Class T common stock held in the form of a token comply with the applicable requirements for transferring and perfecting a security interest in an uncertificated security, such as by registering with our transfer agent as record holders or obtaining certain agreements from the issuer as prescribed by the UCC as soon as practicable in connection with any transaction in such shares.
Any disruptions or incidents associated with the blockchain network underlying shares of Class T common stock held in certificated token form could adversely affect its value and liquidity.
All shares of our Class T common stock held in certificated token form depend on the underlying blockchain network, for its proper operations. The successful and continued operations of the underlying blockchain will depend on a network of computers, miners, or validators, and their continued operations, all of which are outside of our control, and could be affected by a variety of factors, including:
•the underlying blockchain network may be the target of malicious cyberattacks, or may be vulnerable to malwares, ransomwares, or other exploitable flaws in their underlying code, which may result in security breaches and the loss or theft of tokens;
•the underlying blockchain network may be subject to risks and vulnerabilities, including unforeseen risks, arising from the new, untested and evolving nature of distributed ledger technologies;
•changes to the underlying blockchain network, such as technological changes or upgrades, undetected bugs or software errors, or other issues may result in vulnerabilities, slower processing times, higher costs, reduced features and functionalities and other unintended consequences associated with shares of Class T common stock held in certificated token form;

•forks or other events may be implemented on the underlying blockchain network resulting in duplicate tokens which we may or may not support, which could cause disruptions to stockholder transfer records; and
•due to the decentralized nature and governance structure of blockchain networks, we may not be able to prevent changes to the underlying blockchain network, including changes that could be adverse to the speed, security, functionality, and other features of our Class T common stock held in certificated token form.
From time to time, we may need to identify and migrate shares of Class T common stock held in certificated token form to another blockchain, and there is no guarantee that a suitable blockchain can be found or that any such migration would be successful. If any underlying blockchain network fail to maintain its operations as expected, such failures could adversely affect the price and liquidity of our Class T common stock.
If you elect to hold Class T common stock in certificated token form, you will be responsible for securing and maintaining your private keys. Failure to do so could result in the loss of your shares of Class T common stock.
If you elect to hold shares of Class T common stock in certificated token form, such token must be held in a digital wallet, which is in turn associated with a private key. You are responsible for knowing and securing your private key, or engaging a third-party custodian to do so. Because a private key, or a combination of private keys, is necessary to control and transfer a token, the loss of one or more of your private keys may result in your inability to access your Class T common stock.
You are solely responsible for safekeeping your private keys and protecting your passwords and other personally identifiable information. Holders of Class T common stock in certificated token form can be targeted by hackers and stolen in many ways, which are outside of our control. Any third party that gains access to one or more of your private keys, including by gaining access to login credentials of a hosted wallet service you use, may be able to misappropriate your tokens. In the event that your tokens representing shares of Class T common stock are stolen, lost, or destroyed, we may require you to provide a substantial indemnity bond before we issue you a new token. In addition, if your token representing shares of Class T common stock held in certificated form is subsequently transferred to a third party that purchases the shares for value and without notice of adverse claims, we may be required to register such subsequent third party and you may lose all rights to your shares of Class T common stock. As a result, any loss of your tokens representing shares of Class T common stock held in certificated form due to theft or unauthorized use of any of your private keys may be final and result in the complete loss of your investment.
Transactions in Class T common stock held in certificated token form will be publicly visible on the blockchain and it may be possible for members of the public to determine the identity or investing or trading strategies of certain holders of the Class T common stock.
All transactions involving shares of Class T common stock held in certificated token form will be publicly visible on the underlying blockchain network. The publicly visible information is pseudonymized and will include the digital wallet address of each holder transacting in the tokens and their transaction history and positions. It may be possible for members of the public to determine the identity or investing or trading strategies of the certain holders of wallet addresses based on the publicly available information on the blockchain, as well as other publicly available information, including any ownership reports required to be filed with the SEC regarding the Class T common stock.
There is no assurance that any market makers will develop a trading market in the Class T common stock.
Most securities that are publicly traded in the United States have one or more broker-dealers acting as “market makers” for the security. A market maker is a firm that stands ready to buy and sell the security on a regular and continuous basis at publicly quoted prices. We have no assurances that the Class T common stock, whether held in certificated or uncertificated form, will ever have any market makers who will develop a trading market in the Class T common stock, even if our ATS becomes operational. Any lack of market makers would continue to contribute to a lack of liquidity in the Class T common stock, which could have an adverse effect on stockholders’ ability to trade the Class T common stock and the value of Class T common stock.
We or third parties may be subject to additional scrutiny under U.S. and foreign laws governing crypto assets and money transmission as a result of issuing or transacting shares of Class T common stock held in certificated token form.
The use of a crypto asset to represent shares of Class T common stock held in certificated form is new and unproven, and may cause such tokens to become subject to additional regulations not associated with traditional equity securities under U.S. federal and state and foreign crypto asset and money transmission laws. Although we maintain certain licenses under the crypto asset or money transmission regulations of various U.S. federal and state and foreign regulatory authorities, these authorities may assert that additional audits, business plan modifications, or additional licensing or registration are required by us to issue and facilitate transactions in shares of Class T common stock held in certificated token form. In addition, third parties transacting in shares of Class T common stock held in certificated token form may also be required to obtain additional licenses or registration under various crypto asset, money transmission, or securities laws of U.S. federal and state and foreign regulatory authorities. Any such requirements could affect our operations, the operations of third parties transacting our Class T common stock, and the viability of our Class T common stock. Any of these events may have an adverse impact on the price and liquidity of the Class T common stock, including shares held in certificated token form, and stockholders’ ability to trade such securities.
The potential application of U.S. and foreign laws applicable to traditional investment securities to the Class T common stock is unclear.
We believe that shares of Class T common stock held in uncertificated form should be treated identically to any other traditional, uncertificated security held in registered book-entry form. Similarly, we believe that shares of Class T common stock held in certificated form should be treated identically to any other traditional, certificated security represented by a stock certificate. However, various regulators may disagree with our position and conclude that the Class T common stock should not be treated as any other traditional investment security. For example, we believe that Class T common stock held in uncertificated, registered book-entry form is not a “digital asset security” within the meaning of the SEC’s and FINRA’s July 8, 2019 Joint Staff Statement on Broker-Dealer Custody of Digital Asset Securities, or the Joint Staff Statement, which indicated the views of the staff of the SEC and FINRA with regard to broker-dealers proposing to maintain custody of digital asset securities for customers. Because we do not believe that Class T common stock held in uncertificated, registered book-entry form is a “digital asset security,” broker-dealers should not be subject to the restrictions and limitations on holding uncertificated Class T common stock for customers that the Joint Staff Statement indicates applies to broker-dealers engaging with digital asset securities. However, federal securities regulatory authorities may disagree with that conclusion and broker-dealers seeking to hold Class T common stock for their customers may be required to take further steps with regulators determine whether or how Class T common stock can be held for customers. The occurrence of any such issue or dispute could have an adverse effect on the liquidity for, and market price of, the Class T common stock. In addition, if regulatory authorities take the position that Class T common stock held in uncertificated form is a “digital asset security,” then, as is with this case for certificated stock, a broker-dealer and ATS proposes to maintain custody of the Class T common stock for customers may need to establish that it can hold the Class T common stock in a “good control location” or otherwise seek approval from FINRA or other regulatory authorities in order to hold and trade the Class T common stock. As a result, Class T common stock may not be available for trading or holding by any broker-dealer or ATS unless they are approved by regulatory authorities, which may never occur.

Risks Related to Ownership of Our Class A Common Stock and Class T Common Stock
The registration and listing of our Class A common stock and registration of our Class T common stock differs significantly from an underwritten initial public offering.
This listing is not an underwritten initial public offering of our Class A common stock or Class T common stock. We do not currently plan to list shares of our Class T common stock on any national securities exchange. In addition, the registration and listing of our Class A common stock on the Nasdaq Global Select Market and our registration of the Class T common stock for resale differs from an underwritten initial public offering in several significant ways, which include the following:
•There are no underwriters. Consequently, prior to the opening of trading of our Class A common stock on the Nasdaq Global Select Market, there will be no book building process and no price at which underwriters initially sold shares to the public to help inform efficient and sufficient price discovery with respect to the opening trades on the Nasdaq Global Select Market. Therefore, buy and sell orders submitted prior to and at the opening of trading of our Class A common stock on the Nasdaq Global Select Market will not have the benefit of being informed by a published price range or a price at which the underwriters initially sold shares to the public, as would be the case in an underwritten initial public offering. Moreover, there will be no underwriters assuming risk in connection with resales of shares of our Class A common stock and Class T common stock. Additionally, because there are no underwriters, there is no underwriters’ option to purchase additional shares to help stabilize, maintain, or affect the public price of our Class A common stock on the Nasdaq Global Select Market immediately after the listing. In an underwritten initial public offering, the underwriters may engage in “covered” short sales in an amount of shares representing the underwriters’ option to purchase additional shares. To close a covered short position, the underwriters purchase shares in the open market or exercise the underwriters’ option to purchase additional shares. In determining the source of shares to close the covered short position, the underwriters typically consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters’ option to purchase additional shares. Purchases in the open market to cover short positions, as well as other purchases underwriters may undertake for their own accounts, may have the effect of preventing a decline in the market price of shares. Given that there will be no underwriters’ option to purchase additional shares and no underwriters engaging in stabilizing transactions, there could be greater volatility in the public price of our Class A common stock during the period immediately following the listing. See also “—The price of our Class A common stock and Class T common stock may be volatile, and the price of our Class A common stock, upon listing on the Nasdaq Global Select Market, and Class T common stock could decline significantly and rapidly. Market volatility may affect the value of an investment in our Class A common stock and could subject us to litigation.”
•There is not a fixed or determined number of shares of Class A common stock and Class T common stock available for sale in connection with the registration of the Class T common stock and the registration and listing of the Class A common stock on the Nasdaq Global Select Market. Therefore, there can be no assurance that any registered stockholders or other existing stockholders will sell any of their shares of Class A common stock and Class T common stock and there may initially be a lack of supply of, or demand for, shares of Class A common stock on the Nasdaq Global Select Market and the Class T common stock. Alternatively, we may have a large number of registered stockholders or other existing stockholders who choose to sell their shares of Class A common stock and Class T common stock in the near term, resulting in potential oversupply of our Class A common stock and Class T common stock, which could adversely impact the price of our Class A common stock and Class T common stock.
•None of our registered stockholders or other existing stockholders have entered into contractual lock-up agreements or other contractual restrictions on transfer. In an underwritten initial public offering, it is customary for an issuer’s officers, directors, and most or all of its other stockholders to enter into a 180-day contractual lock-up arrangement with the underwriters to help promote orderly trading immediately after such initial public offering. Consequently, any of our stockholders, including our directors and officers who own our common stock and other significant stockholders, may sell any or all of their shares of Class A common stock, including shares of Class B common stock convertible into Class A common stock at the time of sale (subject to any restrictions under applicable law), including immediately upon listing, and Class T common stock. If such sales were to occur in a significant volume in a short period of time, it may result in an oversupply of our Class A common stock and Class T common stock in the market, which could adversely impact the price of our Class A common stock and Class T common stock. See also “—None of our stockholders are party to any contractual lock-up agreement or other contractual restrictions on transfer. Following our listing, the sales or distribution of substantial amounts of our Class A common stock or Class T common stock, or the perception that such sales or distributions might occur, could cause the market price of our Class A common stock and Class T common stock to decline.”
•We will not conduct a traditional “roadshow” with underwriters prior to the opening of trading of our Class A common stock on the Nasdaq Global Select Market. Instead, we intend to host an investor day and engage in certain other investor education meetings. In advance of the investor day, we will announce the date for such day over financial news outlets in a manner consistent with typical corporate outreach to investors. We intend to prepare an electronic presentation for this investor day, which will have content similar to a traditional roadshow presentation, and to make a version of the presentation publicly available, without restrictions, on our website. There can be no guarantee that the investor day and other investor education meetings will have the same impact on investor education as a traditional “roadshow” conducted in connection with an underwritten initial public offering. As a result, there may not be efficient or sufficient price discovery with respect to our Class A common stock and Class T common stock or sufficient demand among potential investors immediately after our listing, which could result in a more volatile price of our Class A common stock and Class T common stock.
•In the United States, shares of our Class T Common Stock may only be traded on a registered national securities exchange or ATS, that has accepted the tokens for trading or quotation, or in individually negotiated transactions. As of the date of this prospectus, no such exchange or ATS exists. We currently do not have any plans to seek to list shares of our Class T Common Stock on any national securities exchange. While a subsidiary of the company is currently in the process of applying for regulatory approval to operate an ATS that would facilitate trading in crypto assets that are securities, there is no assurance that such approval will be obtained or, if approval is obtained, that we will be able to support our Class T Common Stock for trading, or that an active or liquid trading market will develop.
•Since we are not conducting an underwritten initial public offering for our Class A common stock or Class T common stock, the market price for our Class A common stock and Class T common stock may be volatile and trading volume may be uncertain, which may adversely affect your ability to sell any Class A common stock or Class T common stock that you may purchase.
The price of our Class A common stock and Class T common stock may be volatile, and the price of our Class A common stock, upon listing on the Nasdaq Global Select Market, and Class T common stock could decline significantly and rapidly. Market volatility may affect the value of an investment in our Class A common stock and could subject us to litigation.
The listing of our Class A common stock on the Nasdaq Global Select Market and the registration of the registered stockholders’ shares of Class A common stock and Class T common stock is a relatively novel process that is not an underwritten initial public offering. We have engaged Goldman Sachs and J.P. Morgan as our financial advisors. There will be no book building process and no price at which underwriters initially will sell shares of Class A common stock or Class T common stock to the public to help inform efficient and sufficient price discovery with respect to the opening trades of the Class A common stock on the Nasdaq Global Select Market or the price of the Class T common stock.

Pursuant to Nasdaq’s rules, once Goldman Sachs, in its capacity as our financial advisor, has notified Nasdaq that our shares of Class A common stock are ready to trade, Nasdaq will calculate the Current Reference Price for our shares of Class A common stock, in accordance with Nasdaq’s rules. If Goldman Sachs then approves proceeding at the Current Reference Price, the applicable orders that have been entered will then be executed at such price and regular trading of our shares of Class A common stock on the Nasdaq Global Select Market will commence, subject to Nasdaq conducting price validation checks in accordance with Nasdaq’s rules. Under Nasdaq’s rules, the “Current Reference Price” means: (i) the single price at which the maximum number of orders to buy or sell our shares of Class A common stock can be matched; (ii) if more than one price exists under clause (i), then the price that minimizes the number of our shares of Class A common stock for which orders cannot be matched; (iii) if more than one price exists under clause (ii), then the entered price (i.e. the specified price entered in an order by a customer to buy or sell) at which our shares of Class A common stock will remain unmatched (i.e. will not be bought or sold); and (iv) if more than one price exists under clause (iii), a price determined by Nasdaq after consultation with Goldman Sachs and J.P. Morgan in their capacity as financial advisors, Goldman Sachs and J.P. Morgan will exercise any consultation rights only to the extent that they may do so consistent with the anti-manipulation provisions of the federal securities laws, including Regulation M (to the extent applicable), or applicable relief granted thereunder. Goldman Sachs will determine when our shares of Class A common stock are ready to trade and approve proceeding at the Current Reference Price primarily based on consideration of volume, timing, and price. In particular, Goldman Sachs will determine, based primarily on pre-opening buy and sell orders, when a reasonable amount of volume will cross on the opening trade such that sufficient price discovery has been made to open trading at the Current Reference Price. If Goldman Sachs does not approve proceeding at the Current Reference Price (for example, due to the absence of adequate pre-opening buy and sell interest), Goldman Sachs will request that Nasdaq delay the open until such a time that sufficient price discovery has been made to ensure a reasonable amount of volume crosses on the opening trade. The length of such delay could vary greatly, from a short period of time such as one day, to a decision to not list our shares on the Nasdaq Global Select Market at all. As a result, the absence of sufficient price discovery may result in delays in the opening of trading and, volatile prices and supply once trading commences. The opening public price may bear no relationship to the market price for our Class A common stock after our listing, and thus may decline below the opening public price.
Moreover, prior to the opening trade on the Nasdaq Global Select Market, there will not be a price at which underwriters initially sold shares of Class A common stock to the public as there would be in an underwritten initial public offering. The absence of a predetermined initial public offering price could impact the range of buy and sell orders collected by Nasdaq from various broker-dealers. Consequently, upon listing on the Nasdaq Global Select Market, the public price of our Class A common stock may be more volatile than in an underwritten initial public offering and could decline significantly and rapidly. Any volatility in our Class A common stock may impact the price of the Class T common stock
Moreover, because of the relatively novel listing process and the broad consumer awareness and brand recognition of our company, individual investors, retail, or otherwise, may have greater influence in setting the opening public price and subsequent public prices of our Class A common stock on the Nasdaq Global Select Market and may participate more in our initial trading than is typical for an underwritten initial public offering. These factors could result in a public price of our Class A common stock that is higher than other investors (such as institutional investors) are willing to pay, which could cause volatility in the trading price of our Class A common stock and an unsustainable trading price if the price of our Class A common stock significantly rises upon listing and institutional investors believe our Class A common stock is worth less than retail investors, in which case the price of our Class A common stock may decline over time. Further, if the public price of our Class A common stock is above the level that investors determine is reasonable for our Class A common stock, some investors may attempt to short our Class A common stock after trading begins, which would create additional downward pressure on the public price of our Class A common stock. Moreover, certain institutional investors may not be able hold Class T common stock due to, among other things, restrictions on their ability to hold unlisted securities. Certain common securities market features often used by institutional investors, such as margin lending, short selling, and post-trade funding may not be possible or practical for our Class T common stock, transactions in which will not be cleared by a clearing agency. Accordingly, our Class T common stock may be primarily held by individuals and retail investors, which could impact liquidity and result in additional volatility. To the extent that there is a lack of consumer awareness among retail investors, such lack of consumer awareness could reduce the value of our Class A common stock and Class T common stock and cause volatility in the trading price of our Class A common stock and Class T common stock.
Technology stocks have historically experienced high levels of volatility. The price of our Class A common stock and Class T common stock also could be subject to wide fluctuations in response to the risk factors described in this prospectus and others beyond our control, including:
•the number of shares of our Class A common stock and Class T common stock publicly owned and available for trading;
•overall performance of the equity markets or publicly-listed financial services and technology companies;
•our actual or anticipated operating performance and the operating performance of our competitors;
•changes in the projected operational and financial results we provide to the public or our failure to meet those projections;
•failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet the estimates or the expectations of investors;
•any major change in our board of directors, management, or key personnel;
•any benefits that we confer upon holders of our Class T common stock;
•any dividends we declare on our Class T common stock that are not declared on our Class A common stock or Class B common stock;
•if we issue additional shares of Class T common stock in connection with customer reward or loyalty programs;
•rumors and market speculation involving us or other companies in our industry;
•announcements by us or our competitors of significant innovations, new products, services, features, integrations or capabilities, acquisitions, strategic investments, partnerships, joint ventures, or capital commitments; and
•other events or factors, including those resulting from COVID-19, war, incidents of terrorism, or responses to these events.
Moreover, to the extent the trading value of our Class A common stock and Class T common stock diverge, holders of our common stock may engage in hedging and other activities which could result in additional volatility in the price of our Class A common stock and Class T common stock and could result in significant declines in the price of our Class A common stock or Class T common stock.
Furthermore, the stock market has recently experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies and financial services and technology companies in particular. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes, or international currency fluctuations, may negatively impact the market price of our Class A common stock. These fluctuations may be even more pronounced in the trading market for our Class A common stock shortly following the listing of our Class A common stock on the Nasdaq Global Select Market as a result of the supply and demand forces described above. If the market price of our Class A common stock after our listing does not exceed the opening public price, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could harm our business.
The price of our Class A common stock and Class T common stock may have little or no relationship to the historical sales prices of our capital stock in private transactions.
Prior to the registration and listing of our Class A common stock on the Nasdaq Global Select Market, and the registration of our Class T common stock there has been no public market for our capital stock. The historical sales prices of our capital stock are primarily from sales of shares of our capital stock in private transactions. In the section titled “Sale Price History of our Capital Stock,” we have provided the historical sales prices of our capital stock in private transactions. However, given the limited history of sales, among other factors, this information may have little or no relation to broader market demand for our Class A common stock and Class T common stock and thus the price of our Class A common stock and Class T common stock. As a result, you should not place undue reliance on these historical sales prices as they may differ materially from the opening price of the Class A common stock and subsequent prices of our Class A common stock and Class T common stock. For more information about how the initial listing price of the Class A common stock on the Nasdaq Global Select Market will be determined, see the section titled “Plan of Distribution.”
An active, liquid, and orderly market for our Class A common stock may not develop or be sustained. You may be unable to sell your shares of Class A common stock at or above the price you bought them for.
We currently expect our Class A common stock to be listed and traded on the Nasdaq Global Select Market. Prior to the listing of our Class A common stock on the Nasdaq Global Select Market, there has been no public market for our Class A common stock. Moreover, consistent with Regulation M and other federal securities laws applicable to our listing, we have not consulted with registered stockholders or other existing stockholders regarding their desire or plans to sell shares in the public market following the listing or discussed with potential investors their intentions to buy our Class A common stock in the open market. While our Class A common stock may be sold after our listing of the Class A common stock on Nasdaq Global Select Market by the registered stockholders pursuant to this prospectus or by our other existing stockholders in accordance with Rule 144 of the Securities Act, unlike an underwritten initial public offering, there can be no assurance that any registered stockholders or other existing stockholders will sell any of their shares of Class A common stock. As a result, there may initially be a lack of supply of, or demand for, Class A common stock on the Nasdaq Global Select Market. In the case of a lack of supply of our Class A common stock, the trading price of our Class A common stock may rise to an unsustainable level. Further, institutional investors may be discouraged from purchasing our Class A common stock if they are unable to purchase a block of our Class A common stock in the open market due to a potential unwillingness of our existing stockholders to sell a sufficient amount of Class A common stock at the price offered by such institutional investors and the greater influence individual investors have in setting the trading price. If institutional investors are unable to purchase our Class A common stock, the market for our Class A common stock may be more volatile without the influence of long-term institutional investors holding significant amounts of our Class A common stock. Conversely, there can be no assurance that the registered stockholders and other existing stockholders will not sell all of their shares of Class A common stock, resulting in an oversupply of our Class A common stock on the Nasdaq Global Select Market. In the case of a lack of demand for our Class A common stock, the trading price of our Class A common stock could decline significantly and rapidly after the listing of our Class A common stock on the Nasdaq Global Select Market. Therefore, an active, liquid, and orderly trading market for our Class A common stock may not initially develop or be sustained, which could significantly depress and result in significant volatility in the price of our Class A common stock. This could affect your ability to sell your shares of Class A common stock.

The multiple class structure of our common stock will have the effect of concentrating voting control with those stockholders, including our directors, executive officers, and their respective affiliates, who held in the aggregate                    % of the voting power of our capital stock upon the effectiveness of the registration statement of which this prospectus forms a part. This ownership will limit or preclude your ability to influence corporate matters, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval.
Our Class B common stock has ten votes per share, and our Class A common stock and Class T common stock has one vote per share. Upon the effectiveness of the registration statement of which this prospectus forms a part, our directors, executive officers, and their affiliates held in the aggregate     % of the voting power of our capital stock. Because of the ten-to-one voting ratio between our Class B common stock and our Class A common stock and Class T common stock, the holders of our Class B common stock collectively could continue to control a significant percentage of the combined voting power of our common stock and therefore be able to control all matters submitted to our stockholders for approval until the earlier of (i) the date specified by affirmative vote of the holders of at least 66-2/3% of the outstanding shares of Class B common stock, voting as a single class, and the affirmative vote of at least 66-2/3% of the then serving members of our board of directors, which must include the affirmative vote of Brian Armstrong, our co-founder, Chief Executive Officer, and member of our board of directors, if Mr. Armstrong is serving on our board of directors and has not been terminated for cause or resigned except for good reason (as each term is defined in our restated certificate of incorporation), from his position as our Chief Executive Officer, and (ii) the death or disability (as defined in our and restated certificate of incorporation) of Mr. Armstrong, when all outstanding shares of Class B common stock will convert automatically into shares of Class A common stock. Holders of our Class A common stock and Class T common stock will not be entitled to vote separately as a single class except under certain limited circumstances as described in the section titled “Description of Capital Stock—Class A Common Stock, Class B Common Stock, and Class T Common Stock—Voting Rights”. This concentrated control may limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may believe are in your best interest as one of our stockholders.
Future transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, subject to limited exceptions, such as certain transfers effected for estate planning purposes. The conversion of Class B common stock to Class A common stock will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term. As a result, it is possible that one or more of the persons or entities holding our Class B common stock could gain significant voting control as other holders of Class B common stock sell or otherwise convert their shares into Class A common stock. See the section titled “Description of Capital Stock—Anti-Takeover Provisions” for additional information.
The multi-class structure of our common stock may adversely affect the trading market for our Class A common stock.
Certain stock index providers, such as S&P Dow Jones, exclude companies with multiple classes of shares of common stock from being added to certain stock indices, including the S&P 500. In addition, several stockholder advisory firms and large institutional investors oppose the use of multiple class structures. As a result, the multi class structure of our common stock may prevent the inclusion of our Class A common stock in such indices, may cause stockholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure, and may result in large institutional investors not purchasing shares of our Class A common stock. Any exclusion from stock indices could result in a less active trading market for our Class A common stock. Any actions or publications by stockholder advisory firms or institutional investors critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A common stock and Class T common stock.
None of our stockholders are party to any contractual lock-up agreement or other contractual restrictions on transfer. Following our listing, the sales or distribution of substantial amounts of our Class A common stock or Class T common stock, or the perception that such sales or distributions might occur, could cause the market price of our Class A common stock and Class T common stock to decline.
In addition to the supply and demand and volatility factors discussed above, the sale or distribution of a substantial number of shares of our Class A common stock or Class T common stock, particularly sales by us or our directors, executive officers, and principal stockholders, or the distribution of Class T common stock to customers in connection with customer rewards and loyalty programs, or the perception that these sales or distributions might occur in large quantities, could cause the market price of our Class A common stock and Class T common stock to decline.
As of June 30, 2020, giving effect to the conversion and reclassification of our Series FF, Series A, Series B, Series C, and Series D convertible preferred stock into 106,127,465 shares of our Class B common stock, our Series E convertible preferred stock into 8,831,952 shares of our Class A common stock, and                    shares of our Series FF, Series A, Series B, Series C, Series D, and Series E convertible preferred stock and Class A and Class B common stock into                    shares of our Class T common stock, which will occur in connection with the effectiveness of the registration statement of which this prospectus forms a part, we have 114,959,417 shares of common stock outstanding, all of which are “restricted securities” (as defined in Rule 144 under the Securities Act).
Approximately                         shares of Class B common stock may be converted to Class A common stock and then immediately sold either by the registered stockholders pursuant to this prospectus or by our other existing stockholders under Rule 144 since such shares held by such other stockholders will have been beneficially owned by non-affiliates for at least one year. Moreover, once we have been a reporting company subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act for 90 days and assuming the availability of certain public information about us, (i) non-affiliates who have beneficially owned our common stock for at least six months may rely on Rule 144 to sell their shares of Class A common stock and Class T common stock, and (ii) our directors, executive officers, and other affiliates who have beneficially owned our common stock for at least six months, including certain of the shares of Class A common stock and Class T common stock covered by this prospectus to the extent not sold hereunder, will be entitled to sell their shares of our Class A common stock and Class T common stock subject to volume limitations under Rule 144 under the Securities Act and various vesting agreements.
Further, as of June 30, 2020, we had 45,415,602 options outstanding that, if fully exercised, would result in the issuance of 24,119,825 shares of Class B common stock and the issuance of 21,295,777 shares of Class A common stock. All of the shares of Class A common stock and Class B common stock issuable upon the exercise of stock options, and reserved for future issuance under our equity incentive plans, will be registered for public resale under the Securities Act. Accordingly, these shares will be able to be freely sold in the public market upon issuance, subject to applicable vesting requirements and compliance by affiliates with Rule 144.
None of our stockholders are subject to any contractual lock-up or other contractual restriction on the transfer or sale of their shares.
Following the effectiveness of the registration statement of which this prospectus forms a part, the holders of up to                    shares of our common stock will have rights, subject to some conditions, to require us to file registration statements for the public resale of the Class A common stock or Class T common stock issuable upon conversion of such shares or to include such shares in registration statements that we may file for us or other stockholders. Any registration statement we file to register additional shares, whether as a result of registration rights or otherwise, could cause the market price of our Class A common stock and Class T common stock to decline or be volatile.

We also may issue our capital stock or securities convertible into our capital stock from time to time in connection with a financing, acquisition investments, or otherwise. We may also distribute a significant number of shares of our Class T common stock to our customers in connection with customer rewards, loyalty programs, and other incentive plans. Any such issuance could result in substantial dilution to our existing stockholders and cause the public price of our Class A common stock and Class T common stock to decline.
If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of our Class A common stock and Class T common stock and their liquidity could decline.
The trading market for our Class A common stock and Class T common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business, our market, and our competitors. We do not have any control over these analysts. If few securities analysts commence coverage of us, if industry analysts do not cover either our Class A common stock or Class T common stock, or if industry analysts cease coverage of us altogether, the trading price for our Class A common stock and Class T common stock would be negatively affected. If one or more of the analysts who cover us downgrade our Class A common stock or Class T common stock, or publish inaccurate or unfavorable research about our business, the prices of our Class A common stock and Class T common stock may decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our Class A common stock and Class T common stock could decrease, which might cause our Class A common stock and Class T common stock price and trading volume to decline.
We are not obligated to, and do not intend to pay dividends on any class of our common stock for the foreseeable future. We may also declare a dividend on the Class T common stock without declaring a dividend on the Class A common stock or Class B common stock.
We have never declared or paid any cash dividends on any class of our common stock, are not obligated to pay, and do not intend to pay any cash dividends in the foreseeable future. We anticipate that for the foreseeable future we will retain all of our future earnings for use in the development of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors.
Our board of directors may declare a dividend on shares of our Class T common stock without declaring a dividend on the Class A common stock or Class B common stock. However, our obligation to pay a dividend on the Class T common stock is subject to our board of directors declaring such a payment, and we are not obligated to pay any preferential dividends on the Class T common stock. Any failure to pay dividends on the Class T common stock could adversely affect the liquidity for, and trading prices of, the Class T common stock. On the other hand, if we declare dividends on the Class T common stock, but not on our Class A common stock or Class B common stock, the value of our Class A common stock may be adversely affected.
Our payment of any dividends will be subject to contractual and legal restrictions and other factors that our board of directors deems relevant. Moreover, agreements governing any future indebtedness of ours may further limit our ability to pay dividends. In addition, our ability to pay dividends is limited by law. There is no assurance that we will be able or that our board of directors will decide to declare any dividends on any class of our common stock, including any dividends on our Class T common stock.
Accordingly, investors may have to rely on sales of their Class A common stock and Class T common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

Provisions in our charter documents and under Delaware law, and certain rules imposed by regulatory authorities, could make an acquisition of us, which may be beneficial to our stockholders, more difficult, limit attempts by our stockholders to replace or remove our current management, limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees, and limit the price of our Class A common stock and Class T common stock.
Provisions in our restated certificate of incorporation and restated bylaws that will become effective shortly following the effectiveness of the registration statement of which this prospectus forms a part may have the effect of delaying or preventing a merger, acquisition, or other change of control of our company that the stockholders may consider favorable. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Among other things, our restated certificate of incorporation and restated bylaws include provisions that:
•provide that our board of directors will be classified into three classes of directors with staggered three-year terms;
•permit our board of directors to establish the number of directors and fill any vacancies and newly-created directorships;
•require super-majority voting to amend some provisions in our restated certificate of incorporation and restated bylaws;
•authorize the issuance of “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan or issue other shares of preferred stock;
•provide that only our Chief Executive Officer or a majority of our board of directors will be authorized to call a special meeting of stockholders;
•eliminate the ability of our stockholders to call special meetings of stockholders;
•prohibit cumulative voting;
•provide that directors may only be removed “for cause” and only with the approval of two-thirds of our stockholders;
•provide for a multiple class common stock structure in which holders of our Class B common stock have the ability to control the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the outstanding shares of our Class A common stock, Class B common stock, and Class T common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets;
•prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;
•provide that the board of directors is expressly authorized to make, alter, or repeal our restated bylaws; and
•advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.
Moreover, Section 203 of the Delaware General Corporation Law may discourage, delay, or prevent a change in control of our company. Section 203 imposes certain restrictions on mergers, business combinations, and other transactions between us and holders of 15% or more of our common stock. See the section titled “Description of Capital Stock” for additional information.

In addition, a third party attempting to acquire us or a substantial position in our common stock may be delayed or ultimately prevented from doing so by change in ownership or control regulations to which our regulated broker-dealer subsidiaries are subject. FINRA Rule 1017 generally provides that FINRA approval must be obtained in connection with any transaction resulting in a single person or entity owning, directly or indirectly, 25% or more of a member firm’s equity and would include a change in control of a parent company.
Our restated certificate of incorporation and our restated bylaws will contain exclusive forum provisions for certain claims, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.
Our restated certificate of incorporation, to the fullest extent permitted by law, will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, our restated certificate of incorporation, or our restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine.
Moreover, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder and our restated bylaws will provide that the federal district courts of the United States of America will, to the fullest extent permitted by law, be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, or a Federal Forum Provision. Our decision to adopt a Federal Forum Provision followed a decision by the Supreme Court of the State of Delaware holding that such provisions are facially valid under Delaware law. While there can be no assurance that federal or state courts will follow the holding of the Delaware Supreme Court or determine that the Federal Forum Provision should be enforced in a particular case, application of the Federal Forum Provision means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder and neither the exclusive forum provision nor the Federal Forum Provision applies to suits brought to enforce any duty or liability created by the Exchange Act. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder.
Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities will be deemed to have notice of and consented to our exclusive forum provisions, including the Federal Forum Provision. These provisions may limit our stockholders’ ability to bring a claim in a judicial forum they find favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees. Alternatively, if a court were to find the choice of forum provision contained in our restated certificate of incorporation or restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results, and financial condition.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements. All statements contained in this prospectus other than statements of historical fact, including statements regarding our future operating results and financial position, our business strategy and plans, market growth, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “potential,” “continue,” “anticipate,” “intend,” “expect,” “could,” “would,” “project,” “plan, “target,” and similar expressions are intended to identify forward-looking statements.
Forward-looking statements contained in this prospectus include, but are not limited to, statements about:
•our future financial performance, including our expectations regarding our net revenue, operating expenses, and our ability to achieve and maintain future profitability;
•our business plan and our ability to effectively manage our growth;
•our ability to develop, obtain regulatory approvals for, and operate an ATS to facilitate trading in crypto assets that are securities, including for our Class T common stock as contemplated, or at all;
•anticipated trends, growth rates, and challenges in our business, the cryptoeconomy, and in the markets in which we operate;
•market acceptance of our products and services;
•beliefs and objectives for future operations;
•our ability to further penetrate our existing customer base and maintain and expand our customer base;
•our ability to develop new products and services and grow our business in response to changing technologies, customer demand, and competitive pressures;
•our expectations concerning relationships with third parties;
•our ability to maintain, protect, and enhance our intellectual property;
•our ability to continue to expand internationally;
•the effects of increased competition in our markets and our ability to compete effectively;
•future acquisitions of or investments in complementary companies, products, services, or technologies and our ability to successfully integrate such companies or assets;
•our ability to stay in compliance with laws and regulations that currently apply or become applicable to our business both in the United States and internationally;
•economic and industry trends, projected growth, or trend analysis;
•trends in revenue, cost of revenue, and gross margin;
•trends in operating expenses, including technology and development expenses, sales and marketing expenses, and general and administrative expenses, and expectations regarding these expenses as a percentage of revenue;
•increased expenses associated with being a public company; and
•other statements regarding our future operations, financial condition, and prospects and business strategies.

We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our operating results, financial condition, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties, and assumptions, including those described in the section titled “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties, and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.
You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, performance, or achievements. We undertake no obligation to update any of these forward-looking statements for any reason after the date of this prospectus or to conform these statements to actual results or revised expectations, except as required by law.
You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus forms a part with the understanding that our actual future results, performance, and events and circumstances may be materially different from what we expect.

MARKET AND INDUSTRY DATA
Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations, market position, market opportunity, and market size, is based on information from various third-party industry and research sources, as well as assumptions that we have made that are based on those data and other similar sources, and on our knowledge of the markets for our products and services. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we believe the market position, market opportunity, and market size information included in this prospectus is generally reliable, information of this sort is inherently imprecise. In addition, projections, assumptions, and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.
This prospectus contains statistical data, estimates, and forecasts that are based on industry publications or reports generated by third-party providers, or other publicly available information, as well as other information based on internal estimates.

USE OF PROCEEDS
Registered stockholders may elect to sell shares of our Class A common stock and Class T common stock covered by this prospectus. To the extent any registered stockholder chooses to sell shares of our Class A common stock or Class T common stock covered by this prospectus, we will not receive any proceeds from any such sales of our Class A common stock or Class T common stock. See the section titled “Principal and Registered Stockholders.”

DIVIDEND POLICY
We have never declared or paid cash dividends on our capital stock. While shares of our Class A common stock, Class B common stock, and Class T common stock will be treated equally, identically, and ratably, on a per share basis, with respect to dividends that may be declared by our board of directors, a committee of our board of directors consisting of disinterested directors may declare a dividend on the shares of Class T common stock without declaring a dividend on the Class A common stock and Class B common stock. Our obligation to pay a dividend on our Class A common stock, Class B common stock, or Class T common stock is subject to our board of directors declaring such a payment. We are not obligated to pay any dividends on the Class A common stock, Class B common stock, or Class T common stock and we currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our capital stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions, and other factors that our board of directors may deem relevant.

CAPITALIZATION
The following table sets forth cash and cash equivalents, as well as our capitalization, as of June 30, 2020 on:
•an actual basis; and
•a pro forma basis, giving effect to (i) the automatic conversion of all outstanding shares of our Series FF, Series A, Series B, Series C, and Series D convertible preferred stock as of June 30, 2020 into 106,127,465 shares of our Class B common stock, as if such conversion had occurred on June 30, 2020, (ii) the automatic conversion of all outstanding shares of our Series E convertible preferred stock as of June 30, 2020 into 8,831,952 shares of our Class A common stock, as if such conversion had occurred on June 30, 2020, (iii) the automatic conversion of shares of our Series FF, Series A, Series B, Series C, Series D, and Series E convertible preferred stock and shares of our Class A common stock and Class B common stock into shares of our Class T common stock, as if such conversion had occurred on June 30, 2020, and (iv) the filing and effectiveness of our restated certificate of incorporation.
You should read this table together with our consolidated financial statements and related notes, and the sections titled “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” each included elsewhere in this prospectus.

	As of June 30, 2020
	Actual	Pro Forma
	(in thousands, except share and per share data)
Cash and cash equivalents	$687,410	$687,410
Convertible preferred stock, $0.00001 par value; 126,605,028 shares authorized, 114,959,417 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma	$564,697	$—
Stockholders’ equity
Preferred stock, $0.00001 par value; no shares authorized, issued, and outstanding, actual; shares authorized, and no shares issued and outstanding, pro forma	—	—
Class A common stock, $0.00001 par value; 259,104,000 shares authorized, 7,336,449 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma	—	—
Class B common stock, $0.00001 par value; 208,413,936 shares authorized, 59,765,317 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma	—	1
Class T common stock, $0.0001 par value; no shares authorized, issued, and outstanding, actual; shares authorized, shares issued and outstanding, pro forma	—	—
Additional paid-in capital	115,141	679,837
Accumulated other comprehensive loss	(245)	(245)
Retained earnings	468,220	468,220
Total stockholders’ equity	583,116	1,147,813
Total capitalization	$1,147,813	$1,147,813
The number of shares of our Class A common stock, Class B common stock, and Class T common stock to be outstanding following the effectiveness of this registration statement is based upon 16,168,401 shares of our Class A common stock outstanding, 165,892,782 shares of our Class B common stock, and no shares of our Class T common stock outstanding, in each case, as of June 30, 2020 and does not include:
•4,209,073 shares of our Class A common stock and 24,119,825 shares of our Class B common stock issuable upon the exercise of options to purchase shares of our common stock as of June 30, 2020 under our Amended and Restated 2013 Stock Plan, or 2013 Plan, with a weighted-average exercise price of $5.51 per share;
•17,086,704 shares of our Class A common stock issuable upon the exercise of options to purchase shares of our Class A common stock as of June 30, 2020 under our 2019 Equity Incentive Plan, or 2019 Plan, with a weighted-average exercise price of $18.54 per share;
•21,710,049 shares of our Class A common stock issuable upon the exercise of options to purchase shares of our Class A common stock granted after June 30, 2020 under our 2019 Plan, with a weighted-average exercise price of $23.63 per share;
•407,928 shares of our Class B common stock issuable upon the exercise of a warrant to purchase Class B common stock outstanding as of June 30, 2020, with an exercise price of $1.01 per share;
•2,295,766 shares of Class A common stock reserved for the potential issuance pursuant to warrants to purchase shares of our Class A common stock that may be approved by our board of directors from time to time, of which, as of June 30, 2020, our board of directors had approved the issuance of a warrant exercisable for an aggregate of 229,577 shares of our Class A common stock at an exercise price of $0.00001 per share;
•4,201 shares of our Class A common stock issuable upon the exercise of a warrant to purchase Class A common stock which we assumed in July 2020 in connection with the acquisition of Tagomi Holdings Inc., with an exercise price of $5.26 per share; and
•          shares of our common stock reserved for future issuance under our equity compensation plans, consisting of (i) 16,691,892 shares of our Class A common stock reserved for future issuance under our 2019 Plan as of June 30, 2020 (which reserve does not reflect the options to purchase shares of our Class A common stock granted after June 30, 2020), (ii)          shares of our Class A common stock reserved for future issuance under our 2021 Equity Incentive Plan, or 2021 Plan, which will become effective on the date immediately prior to the date of the effectiveness of this registration statement of which this prospectus forms a part, and (iii)          shares of our Class A common stock reserved for issuance under our 2021 ESPP, which will become effective on the date of the effectiveness of this registration statement of which this prospectus forms a part.
On the date immediately prior to the date of the effectiveness of this registration statement of which this prospectus forms a part, any remaining shares available for issuance under our 2019 Plan will be added to the shares of our Class A common stock reserved for issuance under our 2021 Plan, and we will cease granting awards under our 2019 Plan. Our 2021 Plan and 2021 ESPP also provide for automatic annual increases in the number of shares reserved thereunder. See the section titled “Executive Compensation—Employee Benefit Plans” for additional information.
Except as otherwise indicated, all information in this prospectus assumes:
•the automatic conversion of all outstanding shares of our Series FF, Series A, Series B, Series C, and Series D convertible preferred stock as of June 30, 2020 into 106,127,465 shares of our Class B common stock;
•the automatic conversion of all outstanding shares of our Class E convertible preferred stock as of June 30, 2020 into 8,831,952 shares of our Class A common stock;
•the amendment to our amended and restated certificate of incorporation to create a new class of common stock, designated as our Class T common stock;

•the automatic conversion of             shares of Series FF, Series A, Series B, Series C, Series D, and Series E convertible preferred stock and Class A common stock and Class B common stock into             shares of our Class T common stock;
•no exercise, forfeitures, or expirations of outstanding stock options or warrants after June 30, 2020; and
•the filing and effectiveness of our restated certificate of incorporation and the effectiveness of our restated bylaws, each of which will occur shortly following the effectiveness of the registration statement of which this prospectus forms a part.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
The following section presents our selected consolidated financial and other data. We derived our selected consolidated statements of operations data for the year ended December 31, 2019 and the six months ended June 30, 2020 and our consolidated balance sheet data as of June 30, 2020 from our audited consolidated financial statements included elsewhere in this prospectus. We derived our selected consolidated statements of operations data for the six months ended June 30, 2019 from our unaudited consolidated financial statements included elsewhere in this prospectus. Our unaudited interim consolidated financial statements have been prepared in accordance with GAAP, on the same basis as our audited consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal, recurring adjustments, that are necessary for the fair statement of our consolidated results of operations for the six months ended June 30, 2019.
Our historical results are not necessarily indicative of the results that may be expected for any other period in the future, and our consolidated results of operations for the six months ended June 30, 2020 are not necessarily indicative of the results to be expected for the full year or any other period. The following summary consolidated financial and other data should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

Consolidated Statement of Operations Data

	Six Months Ended June 30,		Year Ended December 31, 2019
	2020	2019
	(in thousands, except per share data)
Revenue
Net revenue	$357,413	$245,223	$482,949
Other revenue	19,599	31,724	50,786
Total revenue	377,012	276,947	533,735
Operating expenses
Transaction expense	48,802	44,777	82,055
Technology and development	91,956	81,166	160,093
Sales and marketing	20,639	8,523	23,268
General and administrative	127,570	124,199	257,762
Restructuring	—	10,140	10,140
Other operating expense	7,184	25,116	46,200
Total operating expenses	296,151	293,921	579,518
Operating income (loss)	80,861	(16,974)	(45,783)
Other expense (income), net	7,146	(1,260)	(367)
Income (loss) before provision for (benefit from) income taxes	73,715	(15,714)	(45,416)
Provision for (benefit from) income taxes	9,482	(5,199)	(15,029)
Net income (loss)	$64,233	$(10,515)	$(30,387)
Net income (loss) attributable to common stockholders:
Basic	$10,814	$(10,515)	$(30,387)
Diluted	$12,700	$(10,515)	$(30,387)
Net income (loss) per share attributable to common stockholders:
Basic	$0.16	$(0.18)	$(0.50)
Diluted	$0.15	$(0.18)	$(0.50)
Weighted-average shares of common stock used to compute net income (loss) per share attributable to common stockholders:
Basic	66,982	59,729	61,317
Diluted	87,571	59,729	61,317
Pro forma net income (loss) per share attributable to common stockholders (unaudited):
Basic	$0.35		$(0.17)
Diluted	$0.32		$(0.17)
Pro forma weighted-average shares of common stock used to compute pro forma net income (loss) per share attributable to common stockholders (unaudited):
Basic	181,941		181,073
Diluted	202,530		181,073

Consolidated Balance Sheet Data

	As of June 30, 2020	As of December 31, 2019
	(in thousands)
Cash and cash equivalents	$687,410	$548,945
Customer custodial funds	1,689,695	1,201,350
Total assets	2,973,969	2,391,769
Custodial funds due to customers	1,618,872	1,106,815
Total liabilities	1,826,156	1,329,986
Convertible preferred stock	564,697	564,697
Total stockholders’ equity	583,116	497,086
Key Business Metrics and Non-GAAP Financial Measure

	As of or for the Six Months Ended June 30,		% Change	As of or for the Year Ended December 31, 2019
	2020	2019
	(in thousands, except percentages)
Verified Users	35,757	28,765	24.3%	31,616
Monthly Active Users	5,278	4,216	25.2%	4,238
Assets on Platform	$26,211,128	$20,910,640	25.3%	$16,992,867
Trading Volume	$58,616,428	$37,771,079	55.2%	$79,906,434
Net income (loss)	$64,233	$(10,515)	NM	$(30,387)
Adjusted EBITDA(1)	$116,616	$19,829	488.1%	$24,265
___________________
(1)Adjusted EBITDA is a non-GAAP financial measure. For more information regarding our use of this measure and a reconciliation of net income to Adjusted EBITDA, see “—Non-GAAP Financial Measure” included within this section.
*NM—Not meaningful
Key business metrics
In addition to our financial results, we use the following business metrics to evaluate our business, measure our performance, identify trends affecting our business, and make strategic decisions:
Verified Users
We define Verified Users as all retail users, institutions, and ecosystem partners that have registered an account on our platform and confirmed either their email address or phone number as of the date of measurement. Verified Users are an indication of our scale. These customers have demonstrated an interest in our platform or direct intent to transact with crypto assets. We believe we have an opportunity to engage and market our growing suite of products and services to these customers. Verified Users may overstate the number of unique customers who have registered an account on our platform as one customer may register for, and use, multiple accounts with different email addresses or phone numbers.
Monthly Active Users (MAU)
We define a Monthly Active User, or MAU, as a retail user who engages in one or more activities on our platform, including investing, participating in an earn campaign, receiving a staking reward, or spending or checking their crypto asset holdings at least once during the rolling 28-day period ending on the date of measurement. MAUs presented for the end of a quarter are the average of each month’s MAUs in each respective quarter. MAUs represent our active base of retail users and reflect engagement with our platform.

Assets on Platform
We define Assets on Platform as the total U.S. dollar equivalent value of both fiat currency and crypto assets held or managed in digital wallets on our platform, including our custody services, calculated based on the market price on the date of measurement. Assets on Platform demonstrates the scale of balances held across our suite of products and services, the trust customers place in us to securely store their assets, and the underlying growth of the cryptoeconomy. Assets on Platform also represent our monetization opportunity for products and services, such as Borrow and Lend.
Trading Volume
We define Trading Volume as the total U.S. dollar equivalent value of matched trades transacted between a buyer and seller through our platform during the period of measurement. Trading Volume represents the product of the quantity of asset transacted and the trade price at the time the transaction was executed. As trading activity directly impacts transaction revenue, we believe this measure is a reflection of liquidity on our order books, trading health, and the underlying growth of the cryptoeconomy. Trading Volume on our platform is influenced by the price of crypto assets. In periods of high price volatility, we have experienced a correspondingly high amount of Trading Volume on our platform.
Non-GAAP financial measure
In addition to our results determined in accordance with GAAP, we believe Adjusted EBITDA, a non-GAAP measure, is useful in evaluating our operating performance. We use Adjusted EBITDA to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that Adjusted EBITDA may be helpful to investors because it provides consistency and comparability with past financial performance. However, Adjusted EBITDA is presented for supplemental informational purposes only, has limitations as an analytical tool, and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. Among other non-cash and non-recurring items, Adjusted EBITDA excludes stock-based compensation expense, a non-cash expense, which has recently been, and will continue to be for the foreseeable future, a significant recurring expense for our business and an important part of our compensation strategy. In addition, other companies, including companies in our industry, may calculate similarly titled non-GAAP measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison. A reconciliation is provided below for each non-GAAP financial measure to the most directly comparable financial measure stated in accordance with GAAP. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures, and not to rely on any single financial measure to evaluate our business.
We calculate Adjusted EBITDA as net income (loss), adjusted to exclude interest expense, provision for (benefit from) income taxes, depreciation and amortization, stock-based compensation expense, impairment of goodwill, acquired intangibles and crypto assets, restructuring expenses, non-recurring acquisition-related compensation expenses, unrealized gain or loss on foreign exchange, and non-recurring legal reserves and related costs. For the six months ended June 30, 2020 and year ended December 31, 2019, we did not have any significant interest expense.

The following table provides a reconciliation of net income (loss) to Adjusted EBITDA:

	Six Months Ended June 30,		Year Ended December 31, 2019
	2020	2019
	(in thousands)
Net income (loss)	$64,233	$(10,515)	$(30,387)
Adjusted to exclude the following:
Provision for (benefit from) income taxes	9,482	(5,199)	(15,029)
Depreciation and amortization	14,378	4,950	16,878
Stock-based compensation	21,634	14,864	31,147
Impairment	268	31	2,252
Restructuring	—	10,140	10,140
Non-recurring acquisition-related compensation expenses(1)	—	7,370	7,370
Unrealized (gain) loss on foreign exchange	6,621	(1,812)	(3,106)
Legal reserves and related cost	—	—	5,000
Adjusted EBITDA	$116,616	$19,829	$24,265
__________________
(1)Refer to the section titled "Neutrino" in Note 4 of our consolidated financial statements included elsewhere in this prospectus for more information.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of our financial condition and results of operations together with the section titled “Selected Consolidated Financial and Other Data” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should read the sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.
Overview
Coinbase powers the cryptoeconomy.
Our mission is to create an open financial system for the world. Today, the way that we invest, spend, save, and generally manage our money remains cumbersome, inaccessible, expensive, and regionally isolated. In contrast, the internet has transformed our society by connecting the world and enabling the seamless exchange of information. The legacy financial system is struggling to keep pace with the speed of technological advancements in a global, digitally interconnected society, resulting in the need for a new, natively digital financial system.
We are building the cryptoeconomy – a more fair, accessible, efficient, and transparent financial system for the internet age that leverages crypto assets: digital assets built using blockchain technology.
We started in 2012 with the radical idea that anyone, anywhere, should be able to easily and securely send and receive Bitcoin, the first crypto asset. We built a trusted platform for accessing Bitcoin and the broader cryptoeconomy by abstracting away the complexity of the industry through a simple and intuitive experience.
Today, we are a leading provider of end-to-end financial infrastructure and technology for the cryptoeconomy. Customers around the world discover and begin their journeys with crypto through Coinbase. In the early days of the internet, Google democratized access to information through its user-friendly search engine, enabling virtually any user with an internet connection to discover the world’s information. Similarly, Coinbase is democratizing access to the cryptoeconomy by enabling anyone with an internet connection to easily and securely invest in and use crypto assets.
Customers that start with us, grow with us as they experience the benefits of the open financial system by using crypto-based products such as staking, spending, saving, and borrowing. Today, our platform enables more than 35 million retail users, 5,000 institutions, and 125,000 ecosystem partners in over 100 countries to participate in the cryptoeconomy:
•Retail users: We offer the primary financial account for the cryptoeconomy – a safe, trusted, and easy-to-use platform to invest, store, spend, earn, and use crypto assets.
•Institutions: We provide hedge funds, money managers, and corporations a state of the art regulated marketplace with a deep pool of liquidity for transacting in crypto assets. We also offer advanced trading and custody technology, built on top of robust security infrastructure.
•Ecosystem partners: We provide developers, merchants, and asset issuers a platform with technology and services that enable them to build crypto-based applications and securely accept cryptocurrencies as payment.
Our unique approach draws retail users, institutions, and ecosystem partners to our platform, creating a powerful flywheel: retail users and institutions drive liquidity, enabling us to expand the depth and breadth of crypto assets that we offer and launch new, innovative products and services that attract new customers. Our scale and leadership position draws ecosystem partners to connect with our millions of customers around the world, further enhancing the value of our platform.

This self-reinforcing dynamic is enabled by our culture of repeatable innovation and continuous investment in our proprietary technology platform that has been purpose built to address the unique engineering, cybersecurity, compliance, and usability challenges of directly interacting with blockchain protocols. With every turn of our flywheel, we develop a deeper understanding of our customers’ needs and leverage our scalable platform to intelligently design, develop, launch, and market new, innovative products and services to our customers. This allows us to build a more tailored suite of products and services and enhances the value of our platform over time. By providing the necessary infrastructure and distribution for our current and future ecosystem partners to build and extend their reach, we also foster the growth of the ecosystem.
We have grown quickly and in a capital-efficient manner since our founding. For the six months ended June 30, 2020 and year ended December 31, 2019, we generated net revenue of $357.4 million and $482.9 million, respectively, net income (loss) of $64.2 million and $(30.4) million, respectively, and Adjusted EBITDA of $116.6 million and $24.3 million, respectively. See the section titled “Selected Consolidated Financial and Other Data—Key Business Metrics and Non-GAAP Financial Measure—Non-GAAP Financial Measure” for information regarding our use of Adjusted EBITDA and a reconciliation of net income (loss) to Adjusted EBITDA.
Our Business Model
We believe we are in the early stages of the cryptoeconomy. While we have grown rapidly since our inception, our growth has not been linear. Instead, it has come in waves aligned with crypto asset price cycles which draw customers into the cryptoeconomy. For example, in 2017, as the price of Bitcoin increased from approximately $1,000 to $20,000, we experienced a correspondingly high increase in Trading Volume on our platform, which increased from $1.5 billion in 2016 to $80 billion in 2017. Like the internet, e-commerce, and the evolution of prior technological paradigm shifts, we believe that it is necessary to evaluate our business over a long-term horizon and multi-period trends.
Since inception through June 30, 2020, we generated over $2.5 billion in total revenue, largely from transaction fees that we earn from volume-based trades on our platform by retail users and institutions. For the six months ended June 30, 2020, transaction revenue represented over 96% of our net revenue. Due to the volatile nature of crypto asset prices and trading activity, our operating results fluctuate significantly between periods.
At this stage in the development of the cryptoeconomy, we choose to prioritize growth because we believe that global scale is central to achieving our mission and the potential of our business model. We intend to continue to invest to drive growth in our business and the ecosystem. While our financial performance has and will fluctuate significantly between periods, our expenses are largely independent of our net revenue. Historically, we have benefited from profits during periods of high crypto asset price volatility and experienced a loss during periods of lower volatility. While we have benefited overall from past profitability, going forward, we may see periods of profit or loss. For the foreseeable future, our intent is to reinvest profits to drive growth in both our business and the ecosystem and manage Coinbase to break-even over price volatility cycles.
To better understand our performance, we evaluate our business, including our key metrics, over longer periods of time and across price cycles of the cryptoeconomy. Due to the nature of our business and the early stage of the cryptoeconomy, we believe evaluation of our business over longer time horizons is more informative than evaluating quarter-over-quarter fluctuations in operating results and metrics.
We have focused on expanding our platform by launching a suite of subscription products and services, such as Store, Stake, and Lend, with the aim of providing a full service, diversified platform for the broader cryptoeconomy. These products and services reduce dependence on transaction revenue, which are highly volatile. For most of these products and services, such as Store, Save, Stake, Borrow, and Lend, we generate revenue based on a percentage of the assets on our platform participating in the product or service. As a result, our ability to grow Assets on Platform will in turn drive revenue growth from subscription products and services. In the future, we also expect to generate revenue from subscription products and services, such as our ecosystem partner products Distribute, Build, and Pay, based on a fixed fee or usage of the product or service. Since our inception, we have added the following products and services:
We now directly integrate with over 10 blockchain protocols, support over 50 crypto assets for trading or custody, and since the fourth quarter of 2018, we have launched a suite of subscription products and services that have enhanced the customer value proposition and power of our platform. Retail users are now engaging with multiple products — across the four quarters ended June 30, 2020, on average, 13% of retail users who invested also engaged with at least one non-investing product4 per quarter. When retail users invested and engaged with at least one non-investing product, we saw average net revenue per retail user increase by approximately 50%. Although subscription products and services do not currently contribute a significant portion of net revenue relative to our trading business, we experienced growth in revenue of 37% from the six months ended June 30, 2019 to the six months ended June 30, 2020 from these products and services. We are committed to growing more stable revenue from subscription products and services, and expect that they will contribute a larger portion of our net revenue over time as our customers connect with the broader cryptoeconomy.
Key Business Metrics and Non-GAAP Financial Measure and Trends
Key business metrics
In addition to our financial results, we use the following business metrics to evaluate our business, measure our performance, identify trends affecting our business, and make strategic decisions. For a definition of these key business metrics, see the section titled “Selected Consolidated Financial and Other Data—Key Business Metrics and Non-GAAP Financial Measure—Key Business Metrics.”
Verified Users
Verified Users historically have grown steadily over time, including in down cycles of the cryptoeconomy. Our Verified Users increased sequentially for all quarters in the years ended December 31, 2018 and 2019 and in the six months ended June 30, 2020, primarily due to the growth of our
4 Non-investing products include our Distribute, Stake, Save, Spend, and Borrow & Lend products.

products and services, our investment in sales and marketing, and the overall growth of the cryptoeconomy.
Monthly Active Users (MAU)
MAUs represent our active base of retail users and reflect engagement with our platform. Our MAUs have generally increased over time, experiencing a 35.4% CAGR since the first quarter of 2018, but have fluctuated between periods. In 2018, prior to our introduction of subscription products and services, our MAUs generally were correlated with Trading Volume from retail users. In the fourth quarter of 2018, we began launching subscription products and services, which has driven engagement with more products and services across our platform and steadier MAU growth that has been less correlated to Trading Volume and crypto asset prices. Over time, as we add additional products and services to our platform, we expect MAUs to become even less correlated to Trading Volume and crypto asset prices.

Assets on Platform
Assets on Platform is a measure of the scale of assets held on our platform by our customers and represents our monetization opportunity. The value of Assets on Platform is driven by three factors – the price, quantity, and type of crypto assets held by our customers on our platform. Changes in any of these three factors can result in growth or decline in Assets on Platform in a particular period. For example, we could see an increase in the quantity of assets held on our platform – measured in units of crypto assets or fiat currencies – but the value of Assets on Platform could decline if the price of crypto assets decline. Conversely, Assets on Platform can increase in a particular period despite a decline in the quantity of assets held on our platform if such decline is offset by rising crypto asset prices. Because Assets on Platform is driven by multiple factors, in the short term, this metric has experienced significant fluctuation. Over the long term, Assets on Platform has increased, driven by an increase in the quantity, types, and the rising price of crypto assets. Our Assets on Platform decreased in 2018 as crypto asset prices fell from their highs in 2017. Between January 1, 2018 and December 31, 2018, Bitcoin prices fell 74% and total crypto asset market capitalization decreased by 79%. During the same period, Assets on Platform decreased by 73%. In 2019, the quantity of assets significantly increased through both organic growth and due to our acquisition of Xapo’s institutional custody business. Our balance of crypto assets, a subset of Assets on Platform represents 9.2% of the total market capitalization of all crypto assets as of June 30, 2020, and our share of the total market capitalization of all crypto assets increased from 5.8% as of June 30, 2019. In 2020, our Assets on Platform initially decreased before subsequently increasing driven by a higher quantity, price, and additional types of crypto assets supported on our platform. We expect that the quantity of assets held on our platform will steadily increase as we expand our suite of products and services and the number and types of supported crypto assets.

$335
$266
$270
$253
$222
$218
$192
$182
$142
$130
$26
$21
$18
$17
$17
$13
$13
$11
$8
$7
Q1'18
Q2'18
Q3'18
Q4'18
Q1'19
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20
Assets on Platform ($B)
Crypto Market Capitalization ($B)

Trading Volume
Trading Volume is directly correlated with transaction revenue. Trading Volume on our platform is influenced by the price of crypto assets. In periods of high price volatility, we generally have experienced higher Trading Volume on our platform and across the broader cryptoeconomy. Trading Volume has historically been correlated to crypto asset market sentiment and price volatility. As an example, volatility in the price of Bitcoin has led to corresponding volatility in Trading Volume across the platform. As institutions have entered the cryptoeconomy we have seen increased institutional Trading Volume. We expect the volatility in our Trading Volume to decrease over time as the percentage of institutional trading increases and as we expand the number and different types of supported crypto assets.
Non-GAAP financial measure

	Six Months Ended June 30,		Year Ended December 31, 2019
	2020	2019
	(in thousands)
Adjusted EBITDA	$116,616	$19,829	$24,265
We define Adjusted EBITDA as net income (loss), adjusted to exclude interest expense, provision for (benefit from) income taxes, depreciation and amortization, stock-based compensation expense, impairment of goodwill, acquired intangibles and crypto assets, restructuring expenses, non-recurring acquisition-related compensation expenses, unrealized gain or loss on foreign exchange, and non-recurring legal reserves and related costs.
Adjusted EBITDA increased in the six months ended June 30, 2020 compared to the six months ended June 30, 2019 primarily due to increased transaction revenue.
See the section titled “Selected Consolidated Financial and Other Data—Key Business Metrics and Non-GAAP Financial Measure—Non-GAAP Financial Measure” for information regarding our use of Adjusted EBITDA and a reconciliation of net income (loss) to Adjusted EBITDA.
Key Factors Affecting Our Performance
The growth and success of our business as well as our financial condition and operating results have been, and will continue to be affected by a number of factors, including:
Crypto asset price volatility and trading volume
Transaction revenue is our primary source of revenue today and are derived directly from Trading Volume. As a result, transaction revenue is correlated with price volatility in crypto asset markets which drive Trading Volume. While median Trading Volume has increased over time, we have experienced periods of low and high Trading Volume driven by low and high price volatility, respectively. We have other products, including Store, which are priced based on the value of the underlying crypto assets. The price of crypto assets in any given period may have a significant impact on our revenue. Our continued growth is dependent upon the long term continued growth in overall market capitalization of crypto assets.
Adoption of crypto assets
We have and remain solely focused on building technology to power the cryptoeconomy. As such, our financial performance is dependent on the continued growth in interest and adoption of crypto. Moreover, our growth strategy depends on our continued ability to add customers, expand the breadth of assets on our platform, and launch innovative products. Over time, we have observed a positive trend in the total market capitalization of crypto assets which indicates increased adoption. The compounded annual growth rate (CAGR) of crypto assets was nearly 120% between June 30, 2013 and June 30, 2020. However, historical trends are not indicative of future adoption, and it is possible that the adoption of crypto assets and blockchain technology may slow, take longer to develop, or never be broadly adopted, which would negatively impact our business and operating results.
Cross-selling additional products and services
Our Verified User base represents a sizable opportunity to cross-sell our expanding suite of products and services with minimal incremental sales and marketing expense. Each product or service we launch has the potential to be sold to each of our three customer segments: retail users, institutions, and ecosystem partners. We plan to continue to invest in the development of new subscription products and services and in sales and marketing efforts to increase the adoption of these products and services across our customer base. To the extent we are able to cross-sell these products and services to our customers, our revenue growth will be positively affected. For example, when retail users invested and engaged with at least one non-investing product average revenue per retail user increased by approximately 50% across the four quarters ended June 30, 2020. Conversely, if we are unable to cross-sell additional products and services, our operating results may be negatively impacted.
Investments in growth
Our investments in growth include products and services, sales and marketing, and global expansion.
We will continue to invest in the development of products and services in order to deliver innovative products to our customers. In the near term, we are focused on adding borrowing and lending products and services for our retail users and building a one stop shop for institutions’ investing needs. In addition, we are focused on expanding our technology for our ecosystem partners. We expect to meaningfully increase headcount to drive and support our anticipated growth. Although we expect these investments to benefit our business over the long term, we expect our total operating expenses will increase on an absolute basis for the foreseeable future. In the short term, these investments may have negative effects on our operating results as a large portion of our operating expenses are not correlated with transaction revenue which fluctuates with market conditions.
We also plan to invest in sales and marketing channels such as digital advertising and referral and affiliate programs, which we believe will drive further growth. Given the volatility of our transaction revenue, investments in sales and marketing may not result in returns in the same period in which they are made but over subsequent periods, which could adversely affect near-term operating results.
We intend to continue to develop products and services for our global customer base and to expand our reach internationally through investments in local offices, marketing, strategic acquisitions, and partnerships. Our ability to expand into new markets depends on many factors including, but not limited to, compliance with local rules and regulations, demand for crypto assets, competition, and infrastructure. We believe our brand and reputation as a trusted, regulated, and easy-to-use provider of services to the cryptoeconomy will position us well to increase our global presence. Our ability to successfully navigate the aforementioned factors and continue to grow internationally will impact our future operating results.
Ability to competitively price our products and services
Our operating results depend on our ability to competitively price our products and services. Similar to other financial products, as the industry matures we anticipate downward fee pressure to emerge over time in crypto assets. Our strategy is to maintain our position as a trusted brand in the crypto space and develop new products to enhance our customer value proposition and offset the effects of any future unfavorable fee pressure. If we are unable to capture value through the development of new and existing products and services or if fee pressure emerges more rapidly than we anticipate, our operating results may be adversely affected.
Control of transaction expense
Our transaction expense primarily consists of account verification fees, payment processing fees, and fraud loss expenses. We have made, and will continue to make, significant investments in our bank, payment processor and vendor partnerships in order to manage our overall transaction expense. Maintaining these relationships has always been and will continue to be a top priority for us.
Our strategy to manage fraud is to continue investing in advanced technology, such as machine learning, for identity verification and fraud detection. Managing fraud is essential to operating profitably and maintaining the trust of our customers and our transaction processing vendors. We believe our current efforts and our strategy moving forward puts us in a strong position to reduce our fraud rate as a percentage of total volume and capture savings as we continue to scale our platform. If we are unsuccessful at managing these expenses, our operating results may be adversely affected.
Strategic acquisitions, investments, and partnerships
We intend to continue to grow our platform through strategic acquisitions and partnerships. We plan to acquire and invest in companies with complementary products and technologies. Our strategic acquisitions may affect our future financial results. We also plan to enter into a variety of strategic partnerships with various companies that contribute to our ability to scale our business, including, but not limited to, partnerships that allow us to increase traffic to our platform, bridge traditional finance with the cryptoeconomy, and expand current product offerings.
Regulation in U.S. and international markets
Our financial prospects and continued growth depend in part on our ability to continue to operate in a compliant manner. Our business is subject to the oversight of numerous regulatory agencies in the United States and other jurisdictions, including, but not limited to, FinCEN, the SEC, the CFTC, and NYDFS. Our strategy is to continue to invest significantly in our finance, legal, compliance, and security functions in order to remain at the forefront of crypto policy initiatives and regulatory trends. As the industry matures, we may experience fluctuations in our operating results as a result of changes in the law and regulations that are applicable to our business, which may limit our ability to support new blockchains and crypto assets, onboard customers, and offer our products and services across jurisdictions.
Impact of COVID-19 to our Business
The 2020 outbreak of the novel coronavirus and the COVID-19 disease that it causes has evolved into a global pandemic. In response to the pandemic and for the protection of our employees, in March 2020, we implemented remote work arrangements for nearly all of our employees and restricted business travel. Our products and services are all accessible through our technology platform and do not require physical customer interaction, thus, our ability to meet our customers’ needs has not been materially affected. While the broader economic implications remain uncertain, the COVID-19 pandemic has, to date, not had any measurable material impact on our operating results.
Components of Results of Operations
Net revenue
Transaction revenue
We generate substantially all of our net revenue from transaction fees from trades that occur on our platform. The transaction fee earned is based on the price and quantity of the crypto asset that is bought, sold, or withdrawn. Transaction revenue is recognized at the time the transaction is processed and are directly correlated with Trading Volume on our platform. Trading Volume on our platform is influenced by the price of crypto assets. In periods of high price volatility, we generally have experienced higher Trading Volume on our platform and across the broader cryptoeconomy. Trading Volume has historically been correlated to crypto asset market sentiment and price volatility. As an example, volatility in the price of Bitcoin has led to corresponding volatility in Trading Volume across our platform. As institutions have entered the cryptoeconomy we have seen increased institutional Trading Volume. We expect the volatility in our Trading Volume to decrease over time as the percentage of institutional trading increases and as we expand the number and different types of supported crypto assets which will in turn reduce volatility in our transaction revenue.
Subscription and services revenue
Subscription and services revenue primarily consists of:
We also earn interest income on customer custodial fiat funds held at certain third-party banks, which is calculated using the interest method. Our interest income is dependent on the balance of custodial fiat funds and the prevailing interest rate environment.
Other revenue
Other revenue includes the sale of crypto assets when we are the principal in the transaction. Periodically, as an accommodation to customers, we may fulfill customer transactions using our own crypto assets. We have custody and control of these crypto assets prior to the sale to the customer and record revenue at the point in time when the sale is processed. Accordingly, we record the total value of the sale as revenue and the cost of the crypto asset in other operating expense.
Other revenue also includes interest income earned on our cash and cash equivalents. Interest income is calculated using the interest method and depends on the balance of cash and cash equivalents as well as the prevailing interest rate environment.
Operating expenses
Operating expenses consist of transaction, technology and development, sales and marketing, general and administrative, restructuring expenses, and other operating expense.
Transaction expense
Transaction expense includes costs incurred to operate our platform, process crypto asset trades, and perform wallet services. These costs include account verification fees, fees to process transactions on a blockchain network, fees paid to payment processors and other financial institutions for customer transaction activity, and crypto asset losses due to transaction reversals. Fixed-fee costs are expensed over the term of the contract and transaction-level costs are expensed as incurred.

We plan to continue to drive customer account activity and expand the reach of our platform. Transaction expense will fluctuate in absolute dollars in future periods and vary from period-to-period as a percentage of transaction revenue.
Technology and development
Technology and development expenses include costs incurred in operating, maintaining, and enhancing our platform, including network, website hosting, and infrastructure costs. Technology and development expenses also include costs incurred in developing new products and services, personnel-related expenses, and the amortization of acquired developed technology. Personnel-related expenses include salaries, bonuses, benefits, and stock-based compensation.
We plan to continue to invest in developing new products and services and increasing the functionality of our platform. As a result, we expect that our technology and development expenses will increase in absolute dollars in future periods and vary from period-to-period as a percentage of net revenue.
Sales and marketing
Sales and marketing expenses primarily include costs related to customer acquisition, advertising and marketing programs, and personnel-related expenses. Sales and marketing costs are expensed as incurred.
We plan to continue to invest in sales and marketing efforts to drive additional customers to our platform and capitalize on cross-sell opportunities from our Verified User base, and to increase our brand awareness. As a result, we expect sales and marketing costs to increase in absolute dollars in future periods and vary from period-to-period as a percentage of net revenue.
General and administrative
General and administrative expenses include costs incurred to support our business, including legal, finance, compliance, human resources, executive, and other support operations. General and administrative expenses also include personnel related expenses, software subscriptions for support services, facilities and equipment costs, depreciation, amortization of acquired customer relationship intangible assets, sales and property taxes, gains and losses on disposal of fixed assets, legal reserves and settlements, and other general overhead. General and administrative costs are expensed as incurred.
We expect general and administrative expenses to grow as we continue to invest to support the overall growth of our business. In addition, following the completion of this offering, we expect to incur additional general and administrative expenses as a result of operating as a public company, including expenses related to compliance and reporting obligations of a public company, and increased insurance, investor relations expenses, and legal, audit, and consulting fees. As a result, we expect that our general and administrative expenses will increase in absolute dollars in future periods and vary from period-to-period as a percentage of net revenue. We expect general and administrative expenses to generally grow in relation to technology and development costs.
Restructuring
Restructuring expenses primarily consist of non-recurring costs related to the closing of a Chicago office and related severance for employees in the year ended December 31, 2019. For more information, see note 3 of the notes to our consolidated financial statements included elsewhere in this prospectus.
Other operating expense
Other operating expense includes cost of our crypto assets used to fulfill customer transactions. Periodically, as an accommodation to customers, we may fulfill customer transactions using the our own crypto assets. We have custody and control of the crypto assets prior to the sale to the customer. Accordingly, we record the total value of the sale in other revenue and the cost of the crypto asset in other operating expense.

Other operating expense also includes impairment, realized gains, and realized losses on crypto assets.
Other (income) expense, net
Other (income) expense, net includes the following items:
•gain and losses on investments, net, which consists primarily of unrealized gains and losses from investment fair value adjustments; and
•realized impacts on foreign exchange resulting from the settlement of our foreign currency assets and liabilities as well unrealized impacts on foreign exchange resulting from remeasurement of transactions and monetary assets and liabilities denominated in non-functional currencies.
Provision for (benefit from) income taxes
Provision for income taxes includes income taxes related to foreign jurisdictions and U.S. federal and state income taxes.
As we expand our international business activities, any changes in the U.S. and foreign taxation of such activities may increase our overall provision for income taxes in the future.
Results of Operations
The following table summarizes our historical consolidated statements of operations data:

	Six Months Ended June 30,		Year Ended December 31, 2019
	2020	2019
	(in thousands)
Net revenue	$357,413	$245,223	$482,949
Other revenue	19,599	31,724	50,786
Total revenue	377,012	276,947	533,735
Operating expenses
Transaction expense	48,802	44,777	82,055
Technology and development	91,956	81,166	160,093
Sales and marketing	20,639	8,523	23,268
General and administrative	127,570	124,199	257,762
Restructuring	—	10,140	10,140
Other operating expense	7,184	25,116	46,200
Total operating expenses	296,151	293,921	579,518
Operating income (loss)	80,861	(16,974)	(45,783)
Other expense (income), net	7,146	(1,260)	(367)
Income (loss) before provision for (benefit from) income taxes	73,715	(15,714)	(45,416)
Provision for (benefit from) income taxes	9,482	(5,199)	(15,029)
Net income (loss)	$64,233	$(10,515)	$(30,387)

The following table presents the components of our consolidated statements of operations data as a percentage of total revenue:

	Six Months Ended June 30,		Year Ended December 31, 2019
	2020	2019
	(as a percentage of total revenue)
Total revenue	100%	100%	100%
Operating expenses
Transaction expense	13	16	15
Technology and development	24	29	30
Sales and marketing	5	3	4
General and administrative	34	45	48
Restructuring	—	4	2
Other operating expense	2	9	9
Total operating expenses	79	106	109
Operating income (loss)	21	(6)	(9)
Other expense (income), net	2	—	—
Income (loss) before provision for (benefit from) income taxes	20	(6)	(9)
Provision for (benefit from) income taxes	3	(2)	(3)
Net income (loss)	17%	(4)%	(6)%
Comparison of the six months ended June 30, 2020 and 2019
Revenue

	Six Months Ended June 30,
	2020	2019	% Change
	(in thousands)
Transaction revenue	$343,856	$235,347	46%
Subscription and services revenue	13,557	9,876	37
Other revenue	19,599	31,724	(38)
Total revenue	$377,012	$276,947	36%
Transaction revenue increased $108.5 million, or 46%, in the six months ended June 30, 2020 compared to the six months ended June 30, 2019 due to increased Trading Volume on our platform.
Subscription and services revenue increased $3.7 million, or 37%, in the six months ended June 30, 2020 compared to the six months ended June 30, 2019. The increase was primarily driven by a $9.0 million increase in custodial fee revenue and staking revenue due to an increase of Assets on Platform, partially offset by a decrease of $3.6 million in interest income related to customer custodial funds and a decrease of $1.9 million in other subscription and services revenue.
Other revenue decreased $12.1 million, or 38%, in the six months ended June 30, 2020 compared to the six months ended June 30, 2019 primarily due to an $8.2 million decrease related to crypto asset sales where the transaction is fulfilled with our crypto assets and a $3.9 million decrease in corporate interest income.

Operating expenses

	Six Months Ended June 30,
	2020	2019	% Change
	(in thousands)
Transaction expense	$48,802	$44,777	9%
Technology and development	91,956	81,166	13
Sales and marketing	20,639	8,523	142
General and administrative	127,570	124,199	3
Restructuring	—	10,140	(100)
Other operating expense	7,184	25,116	(71)
Total expenses	$296,151	$293,921	1%
Transaction expense increased $4.0 million, or 9%, in the six months ended June 30, 2020 compared to the six months ended June 30, 2019. The increase was primarily due to a $6.2 million increase in transaction reversal losses due to a 55% increase in Trading Volume, a $2.9 million increase in staking expenses, and a $1.9 million increase in account verification fees. These increases were partially offset by a $4.3 million decrease in processing fees as a result of switching payment processors and a $2.7 million decrease in miner fees.
Technology and development expenses increased $10.8 million, or 13%, in the six months ended June 30, 2020 compared to the six months ended June 30, 2019. The increase was primarily driven by a $4.3 million increase in equipment and software expenses, a $3.6 million increase in website hosting costs to support the growth of our platform, and a $2.0 million increase in personnel-related costs.
Sales and marketing expenses increased $12.1 million, or 142%, in the six months ended June 30, 2020 compared to the six months ended June 30, 2019. The increase was primarily due to a $9.8 million increase in promotional and marketing costs associated with increased digital advertising spend and a $1.2 million increase in personnel-related costs.
General and administrative expense increased $3.4 million, or 3%, in the six months ended June 30, 2020 compared to the six months ended June 30, 2019. The increase was primarily driven by a $5.5 million increase in amortization of customer relationships related to the acquisition of Xapo’s institutional custody business in 2019, a $4.3 million increase in facilities-related costs, and a $3.4 million increase in legal fees incurred in the normal course of business. The increase was partially offset by a $10.9 million decrease in costs related to facilities, meals, and entertainment resulting from a shift to a remote working environment due to the COVID-19 pandemic.
In April 2019, management approved a plan to cease development of a new trading engine, resulting in the closure of a Chicago office and restructuring expenses of $10.1 million in the six months ended June 30, 2019. There were no restructuring expenses in the six months ended June 30, 2020.
Other operating expense decreased $17.9 million, or 71%, in the six months ended June 30, 2020 compared to the six months ended June 30, 2019. The decrease was primarily driven by a decrease in crypto assets sold in order to fulfill customer transactions and an increase in realized gains on crypto asset sales.

Other expense (income), net

	Six Months Ended June 30,
	2020	2019
	(in thousands)
Other expense (income), net	$7,146	$(1,260)
In the six months ended June 30, 2020, we had other expense (income), net of $7.1 million compared to $(1.3) million for the same period in 2019. The change of $8.4 million period-over-period was primarily due to an unfavorable change in unrealized foreign exchange loss.
Provision for (benefit from) income taxes

	Six Months Ended June 30,
	2020	2019
	(in thousands)
Provision for (benefit from) income taxes	$9,482	$(5,199)
The provision for income tax increased by $14.7 million in the six months ended June 30, 2020 compared to the six months ended June 30, 2019 due to an increase in our pre-tax income offset by a lower annual effective tax rate.
Liquidity and Capital Resources
Since our inception, we have financed our operations primarily with cash flow from operating activities and net proceeds from the sale of convertible preferred stock. As of June 30, 2020, we had cash and cash equivalents of $687.4 million, exclusive of restricted cash and customer custodial funds. Cash equivalents consisted primarily of cash deposits and money market funds denominated in U.S. dollars. As of June 30, 2020, we had restricted cash and cash equivalents of $40.3 million which consisted primarily of amounts held in restricted bank accounts at certain third-party banks pledged as collateral to secure letters of credit. As of June 30, 2020, we had customer custodial funds of $1.7 billion which consisted of amounts held at certain third-party banks for the exclusive benefit of customers. Crypto asset trading on our platform occurs 24 hours a day. In order to minimize the risk of under-funding our customer custodial fund accounts due to timing of in-transit deposits and payments, we maintain customer custodial funds in excess of our custodial funds due to customers. Excess funds are sourced from corporate cash.
As of June 30, 2020, we had $38.6 million of USDC, a stablecoin which can be redeemed one USDC for one U.S. dollar on demand. While not accounted for as cash or cash equivalent, we believe our USDC holdings to be an important liquidity resource.
Our cash flow from operating activities may materially fluctuate from period-to-period based on movement within our custodial funds due to customers liability. Since our customer custodial funds are included in cash and cash equivalents, any large fluctuations in the related liability will directly impact our cash flow from operating activities. We believe our existing cash and cash equivalents will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months.
Our future capital requirements will depend on many factors, including market acceptance of crypto assets and blockchain technology, our growth, our ability to attract and retain customers on our platform, the continuing market acceptance of products and services, the introduction of new subscription products and services on our platform, expansion of sales and marketing activities, and overall economic conditions. To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing. The sale of additional equity would result in additional dilution to our stockholders. The incurrence of debt financing would result in debt service obligations and the instruments governing such debt could provide for operating and financing covenants that would restrict our operations. In the event that additional financing is required from outside sources, there is a possibility we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, operating results, and financial condition could be adversely affected.
Cash flows

	Six Months Ended June 30,		Year Ended December 31, 2019
	2020	2019
	(in thousands)
Net cash provided by (used in) operating activities	$637,805	$355,488	$(80,594)
Net cash used in investing activities	554	(20,540)	(105,353)
Net cash (used in) provided by financing activities	(1,235)	(19,230)	(16,605)
Net change in cash and cash equivalents	$637,124	$315,718	$(202,552)
Change in custodial funds due to customers included in net cash provided by (used in) operating activities	$513,298	$370,320	$(130,122)
Operating activities
Net cash from operating activities was $637.8 million for the six months ended June 30, 2020, of which $513.3 million related to cash from changes in custodial funds due to customers. Our net cash from operating activities reflected net income of $64.2 million, non-cash adjustments of $54.4 million, which primarily consisted of stock-based compensation expense of $21.6 million, depreciation and amortization of $14.4 million, and deferred income taxes of $13.5 million, and changes in operating assets and liabilities, other than changes in custodial funds due to customers, of $5.8 million.
Net cash from operating activities was $355.5 million for the six months ended June 30, 2019, of which $370.3 million related to cash from the change in custodial funds due to customers. Our net cash from operating activities reflected non-cash adjustments of $27.3 million, which was offset by our net loss of $10.5 million and changes in operating assets and liabilities, other than custodial funds due to customers, of $31.7 million.
Net cash used in operating activities was $80.6 million for the year ended December 31, 2019, of which $130.1 million related to cash from the change in custodial funds due to customers. Our net cash used in operating activities reflected a net loss of $30.4 million, non-cash adjustments of $50.1 million, which primarily consisted of $31.1 million in stock-based compensation and $16.9 million in depreciation and amortization, which was partially offset by $20.9 million in deferred income taxes. In addition to these changes were changes in operating assets and liabilities, other than custodial funds due to customers, of $29.8 million.
Investing activities
Net cash provided by investing activities of $0.6 million for the six months ended June 30, 2020 primarily related to net proceeds from the sale of crypto assets of $10.4 million, offset by capitalized internal-use software development costs of $3.6 million, $3.2 million for leasehold and real estate expenditures to support our increased headcount, and investments in companies and technologies of $3.2 million.
Net cash used in investing activities of $20.5 million for the six months ended June 30, 2019 primarily related to $17.5 million for leasehold and real estate expenditures to support our increased headcount, business combination cash expenditures of $5.8 million, and capitalized internal-use software development costs of $2.8 million, which were offset by net proceeds from the sale of crypto assets of $5.7 million.
Net cash used in investing activities of $105.4 million for the year ended December 31, 2019 primarily related to the cash portion of our acquisition of Xapo’s institutional custody business of $55.4 million, $33.5 million for leasehold and real estate expenditures to support our increased headcount, capitalized internal-use software development costs of $7.0 million, and investments in companies and technologies of $7.9 million, which were offset by net proceeds from the sale of crypto assets of $1.5 million.

Financing activities
Net cash used in financing activities of $1.2 million for the six months ended June 30, 2020 was primarily due to cash paid to repurchase equity awards.
Net cash used in financing activities of $19.2 million for the six months ended June 30, 2019 was primarily due to a $20.3 million cash outflow related to the December 14, 2018 board approved repurchase of equity awards which occurred in January 2019, and partially offset by proceeds of $1.0 million from the issuance of common stock.
Net cash used in financing activities of $16.6 million for the year ended December 31, 2019 was due to a $21.0 million cash outflow related to a tender offer, which was partially offset by proceeds of $4.4 million from the issuance of common stock.
Contractual Obligations and Commitments
The following tables summarize our contractual obligations and commitments as of December 31, 2019 and June 30, 2020, respectively:

	Payments due by period as of December 31, 2019
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Operating lease commitments	$146,388	$29,190	$55,217	$54,592	$7,389
Non-cancelable purchase obligation	29,250	13,125	16,125	—	—
Total contractual obligations and commitments	$175,638	$42,315	$71,342	$54,592	$7,389

	Payments due by period as of June 30, 2020
	Total	2020 (for the remainder of)	2021 - 2022	2023 - 2024	Thereafter
	(in thousands)
Operating lease commitments	$133,706	$15,393	$56,332	$54,592	$7,389
Non-cancelable purchase obligation	13,000	—	13,000	—	—
Total contractual obligations and commitments	$146,706	$15,393	$69,332	$54,592	$7,389
The tables above exclude unrecognized tax benefits of $9.8 million as of December 31, 2019 and June 30, 2020, that, if recognized, would reduce income tax expense and our effective tax rate. The table above also excludes uncertain tax liabilities due to the uncertainty of when the related tax settlements will become due.
In addition, the tables above exclude the amendment to a cloud computing services agreement and an operating lease agreement for office space which were entered into following June 30, 2020.
In August 2020, we executed an amendment to our existing agreement with a cloud computing service provider. As of June 30, 2020, we had a non-cancelable purchase obligation of $13.0 million over the period of April 1, 2021 to March 31, 2022. Under the amendment, we committed to a minimum spend of $25.0 million, $28.0 million, and $28.0 million, respectively, per year during the three-year term of the contract. The agreement, as amended, expires in July 2023.
In September 2018, we entered into an operating lease agreement for new office space in San Francisco, California. The lease commencement dates of floors in the building were staggered, with the lease of the final floors of the office initially set to commence in November 2020 and expire in April 2025. In September 2020, we renegotiated the terms of the lease which included a partial giveback of space for which the lease had not yet commenced. The terms of the agreement include a cancellation fee of $7.9 million and commits us to enter into leases at the lessor’s other properties, with a minimum committed spend of $15.5 million spread over the period from July 2021 to December 2025, which period may be extended pursuant to the terms of the lease agreement.
Off-Balance Sheet Arrangements
We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.
Critical Accounting Policies and Estimates
Our consolidated financial statements and the related notes included elsewhere in this prospectus are prepared in accordance with GAAP. The preparation of consolidated financial statements also requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs, and expenses and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from our estimates. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, operating results, and cash flows will be affected.
We believe that the accounting policies described below involve a significant degree of judgment and complexity. Accordingly, we believe these are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations. For additional information, see note 2 of the notes to our consolidated financial statements included elsewhere in this prospectus.
Revenue recognition
We primarily generate revenue through transaction fees charged on our platform. Our service comprises a single performance obligation to provide a crypto asset matching service when customers buy, sell, or convert crypto assets on the platform. That is, we are an agent in transactions between customers and present revenue for the fees earned on a net basis.
Judgment is required in determining whether we are the principal or the agent in transactions between customers. We evaluate the presentation of revenue on a gross or net basis based on whether we control the crypto asset provided before it is transferred to the customer (gross) or whether we act as an agent by arranging for other customers on the platform to provide the crypto asset to the customer (net). We do not control the crypto asset being provided before it is transferred to the buyer, do not have inventory risk related to the crypto asset, and are not responsible for the fulfillment of the crypto asset. We also do not set the price for the crypto asset as the price is a market rate established by the platform. As a result, we act as an agent in facilitating the ability for a customer to purchase crypto assets from another customer.
We consider our performance obligation satisfied, and recognize revenue, at the point in time the transaction is processed. Contracts with customers are usually open-ended and can be terminated by either party without a termination penalty. Therefore, contracts are defined at the transaction level and do not extend beyond the service already provided.
We charge a fee at the transaction level. The transaction price, represented by the trading fee, is calculated based on volume and may vary depending on payment type and the value of the transaction. Crypto asset purchase or sale transactions executed by a customer on our platform include tiered pricing, based primarily on transaction volume. The fee rate charged per transaction is adjusted up or down if the volume processed for a specific historical period meets established thresholds. We have concluded that this volume-based pricing approach does not constitute a future material right since the discount is within a range typically offered to a class of customers with similar volume. The transaction fee is collected from the customer at the time the transaction is executed. In certain instances, the transaction fee can be collected in crypto assets, with revenue measured based on the amount of crypto assets received and the fair value of the crypto assets at the time of the transaction.

The transaction price includes estimates for reductions in revenue from transaction fee reversals that may not be recovered from customers. Such reversals occur when the customer disputes a transaction processed on their credit card or their bank account for a variety of reasons and seeks to have the charge reversed after we have processed the transaction. These amounts are estimated based upon the most likely amount of consideration to which we will be entitled. All estimates are based on historical experience and the our best judgment at the time to the extent it is probable that a significant reversal of revenue recognized will not occur. All estimates of variable consideration are reassessed periodically. The total transaction price is allocated to the single performance obligation.
Business combinations
We account for our business combinations using the acquisition method of accounting, which requires, among other things, allocation of the fair value of purchase consideration to the tangible and intangible assets acquired and liabilities assumed at their estimated fair values on the acquisition date. The excess of the fair value of purchase consideration over the values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair value of assets acquired and liabilities assumed, we make significant estimates and assumptions, especially with respect to intangible assets. Our estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, which does not exceed one year from the date of acquisition, we may record adjustments to the assets acquired and liabilities assumed, with a corresponding offset to goodwill if new information is obtained related to facts and circumstances that existed as of the acquisition date. After the measurement period, any subsequent adjustments are reflected in the consolidated statements of operations. Acquisition costs, such as legal and consulting fees, are expensed as incurred.
Impairment of long-lived assets
We assess potential impairments to our long-lived assets, which include property and equipment and intangible assets, whenever events or changing circumstances indicate that the carrying amount may not be recoverable. When indicators of impairment exist, we estimate the future undiscounted cash flows expected to be generated by the asset or asset group. In the event cash flows are not expected to be sufficient to recover the recorded value of the asset, an impairment loss is measured based upon the difference between the carrying amount and the fair value of the asset.
The goodwill impairment test consists of a comparison of each reporting unit’s fair value to its carrying value. The fair value of a reporting unit is an estimate of the amount for which the unit as a whole could be sold in a current transaction between willing parties. If the carrying value of a reporting unit exceeds its fair value, goodwill is written down to its implied fair value. We are also permitted to make a qualitative assessment of whether it is more likely than not that the fair value of a reporting unit is less than its carrying value prior to applying the quantitative assessment. If, based on our qualitative assessment, it is more likely than not that the carrying value of the reporting unit is less than its fair value, a quantitative assessment may be required. We have identified a single reporting unit for purposes of impairment testing.
Our crypto assets held are accounted for as intangible assets with indefinite useful lives, and are initially measured at cost. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the crypto asset at the time its fair value is being measured. We assign costs to transactions on a first-in, first-out basis.
We have selected October 1 as the date on which to perform our annual impairment tests. We also test for impairment whenever events or circumstances indicate that the fair value of goodwill or intangible assets has been impaired. No impairment of goodwill was recorded for the six months ended June 30, 2019 and 2020 or during the year ended December 31, 2019.
Stock-based compensation
We recognize stock-based compensation expense using a fair-value based method for costs related to all equity awards issued under our equity incentive plans, including restricted stock awards. We estimate the fair value of stock-based compensation on the date of grant using the Black-Scholes-Merton option-pricing model. The fair value of the stock option is expensed over the related service period which is typically the vesting period and the straight-line method is used for expense attribution.
The model requires management to make a number of assumptions, including the fair value and expected volatility of our underlying common stock, expected term of the stock option, risk-free interest rate, and expected dividend yield on our common stock. The expected term of the stock option is based on the average period the stock option is expected to remain outstanding based on the stock option’s vesting and contractual terms. We evaluate the assumptions used to value stock awards quarterly. We have elected to account for forfeitures of awards as they occur, with previously recognized stock-based compensation reversed in the period that the awards are forfeited.
Common stock valuations
In the absence of a public trading market, the fair value of the common stock was determined by our board of directors, with input from management, taking into account our most recent valuations from an independent third-party valuation specialist. Our board of directors intended all stock options granted to have an exercise price per share not less than the per share fair value of our common stock on the date of the grant and we believe that our board of directors has the relevant experience and expertise to determine the fair value of our common stock. The valuations of common stock were determined in accordance with the guidance provided by the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. If stock options were granted a short period of time prior to the date of a valuation report, we retrospectively assessed the fair value used for financial reporting purposes after considering the fair value reflected in the subsequent valuation report and other facts and circumstances on the date of grant as discussed below. The assumptions we use in the models were based on future expectations combined with management judgment and considered numerous and subjective factors to determine the fair value of our common stock as of the date of each option grant, including the following factors:
•the results of contemporaneous valuations performed at periodic intervals by an independent valuation firm;
•the prices, rights, preferences, and privileges of our convertible preferred stock relative to those of our common stock;
•the prices of our convertible preferred stock and common stock sold to investors in arms-length transactions or offered to investors through a tender offer;
•our actual operating and financial performance and estimated trends and prospects for our future performance;
•our stage of development;
•the likelihood of achieving a liquidity event, such as an initial public offering, direct listing, or sale of our company, given prevailing market conditions;
•the lack of marketability involving securities in a private company;
•the market performance of comparable publicly-traded companies; and
•U.S. and global capital market conditions.
In valuing our common stock, our board of directors determined the equity value of our business generally using a weighting of the income and market approach valuation methods with input from management. The income approach estimates value based on the expectation of future cash flows that a company will generate. These future cash flows are discounted to their present values using an appropriate discount rate based on a weighted-average cost of capital and are adjusted to reflect the risks inherent in us achieving these estimated cash flows. The market approach estimates value based on a comparison of the subject company to comparable public companies in a similar line of business. From the comparable companies, a representative market value multiple is determined and then applied to the subject company’s financial forecasts to estimate the value of the subject company.

For valuations prior to June 30, 2020, the equity valuation was based on both the income and the market approach valuation methods. Then, the option pricing method, or OPM, was used to allocate equity value to each class of our stock. When we had completed or were expecting to complete a convertible preferred stock financing, the terms and pricing of the financing round were included in the analysis used to estimate our value and the value of our common stock. These methods were consistent with prior valuations.
For valuations as of and subsequent to June 30, 2020, we have used a hybrid method utilizing a combination of the OPM and the probability-weighted expected return method, or PWERM, in estimating the value of our common stock. Using the PWERM, the value of our common stock is estimated based upon a probability-weighted analysis of varying values for our common stock assuming possible future events for our company, including a scenario of an initial public offering or a direct listing of our common stock on a stock exchange and a scenario assuming continued operation as a private entity. We also applied a discount for lack of marketability to account for a lack of access to an active public market.
Application of these approaches involves the use of estimates, judgment, and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses, and future cash flows, discount rates, market multiples, the selection of comparable companies, and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock.
Our board of directors’ assessments of the fair value of our common stock for grant dates between the dates of an available third-party valuation report were based in part on the current available financial and operational information and the fair market value provided in the most recent available third-party valuation report as compared to the timing of each grant.
For valuations after the completion of the listing of our Class A common stock on the Nasdaq Global Select Market, our board of directors will determine the fair value of each share of underlying common stock based on the closing price of our Class A common stock as reported on the date of grant. Future expense amounts for any particular period could be affected by changes in assumptions or market conditions.
Income taxes
We utilize the asset and liability method for computing our income tax provision. Deferred tax assets and liabilities reflect the expected future consequences of temporary differences between the financial reporting and tax bases of assets and liabilities as well as operating loss, capital loss, and tax credit carryforwards, using enacted tax rates. Management makes estimates, assumptions, and judgments to determine our provision for income taxes, deferred tax assets and liabilities, and any valuation allowance recorded against deferred tax assets. We assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we establish a valuation allowance.
We recognize the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. Interest and penalties related to unrecognized tax benefits are recognized within provision for income taxes.
Recent Accounting Pronouncements
See note 2 of the notes to our consolidated financial statements included elsewhere in this prospectus for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the dates of the statement of financial position included in this prospectus.

Quantitative and Qualitative Disclosures about Market Risk
Interest rate risk
We had cash and cash equivalents, including restricted cash and customer custodial funds, of $2.4 billion and $1.8 billion as of June 30, 2020 and December 31, 2019, respectively. Our investment policy and strategy primarily attempts to preserve capital and meet liquidity requirements without significantly increasing risk. Our cash and cash equivalents primarily consist of cash deposits and money market funds. We also earn interest based on the share of total USDC held on our platform. Changes in rates would primarily impact interest income due to the relatively short-term nature of our investments. A hypothetical 100 basis increase or decrease in interest rates would have resulted in a $6.5 million and a $12.0 million increase or decrease in total revenue for the six months ended June 30, 2020 and the year ended December 31, 2019, respectively.
Foreign currency risk
We have exposure to foreign currency translation gains and losses arising from our net investment in international subsidiaries. The revenues, expenses, and financial results of these subsidiaries are recorded in the functional currency of the countries that these subsidiaries are located in, which is primarily Euros and Japanese Yen. Accordingly, changes in exchange rates may negatively affect our future revenue and other operating results in these international subsidiaries upon translation into U.S. dollars. At this time, we do not, but we may in the future, enter into derivatives or other financial instruments in an attempt to hedge our foreign currency exchange risk. It is difficult to predict the impact hedging activities would have on our operating results. A 10% increase or decrease in current exchange rates would not have a material impact on our financial results.

BUSINESS
Coinbase Overview
Coinbase powers the cryptoeconomy.
Our mission is to create an open financial system for the world. Today, the way that we invest, spend, save, and generally manage our money remains cumbersome, inaccessible, expensive, and regionally isolated. In contrast, the internet has transformed our society by connecting the world and enabling the seamless exchange of information. The legacy financial system is struggling to keep pace with the speed of technological advancements in a global, digitally interconnected society, resulting in the need for a new, natively digital financial system.
We are building the cryptoeconomy – a more fair, accessible, efficient, and transparent financial system for the internet age that leverages crypto assets: digital assets built using blockchain technology.
We started in 2012 with the radical idea that anyone, anywhere, should be able to easily and securely send and receive Bitcoin, the first crypto asset. We built a trusted platform for accessing Bitcoin and the broader cryptoeconomy by abstracting away the complexity of the industry through a simple and intuitive experience.
Today, we are a leading provider of end-to-end financial infrastructure and technology for the cryptoeconomy. Customers around the world discover and begin their journeys with crypto through Coinbase. In the early days of the internet, Google democratized access to information through its user-friendly search engine, enabling virtually any user with an internet connection to discover the world’s information. Similarly, Coinbase is democratizing access to the cryptoeconomy by enabling anyone with an internet connection to easily and securely invest in and use crypto assets.
Customers that start with us, grow with us as they experience the benefits of the open financial system by using crypto-based products such as staking, spending, saving, and borrowing. Today, our platform enables more than 35 million retail users, 5,000 institutions, and 125,000 ecosystem partners in over 100 countries to participate in the cryptoeconomy:
•Retail users: We offer the primary financial account for the cryptoeconomy – a safe, trusted, and easy-to-use platform to invest, store, spend, earn, and use crypto assets.
•Institutions: We provide hedge funds, money managers, and corporations a state of the art regulated marketplace with a deep pool of liquidity for transacting in crypto assets. We also offer advanced trading and custody technology, built on top of robust security infrastructure.
•Ecosystem partners: We provide developers, merchants, and asset issuers a platform with technology and services that enable them to build crypto-based applications and securely accept cryptocurrencies as payment.
Bitcoin sparked a revolution by proving the ability to create digital scarcity: a unique and finite digital asset whose ownership could be proven with certainty. This innovation laid the foundation for an open financial system. Today, all forms of value – from those natively created online such as in-game digital goods to traditional securities like equities and bonds – can be represented digitally, as crypto assets. Like the bits of data that power the internet, these crypto assets can be dynamically transmitted, stored, and programmed to serve the needs of an increasingly digital and globally interconnected economy.
Today, we enable customers around the world to store their savings in a wide range of crypto assets, including Bitcoin and USD Coin, and to instantly transfer value globally with the tap of a finger on a smartphone. We provide companies with new ways to transact, incentivize, and reward their users, from offering compounding rewards on savings that pay out by the second to compensating users for virtually completing tasks through global micropayments.
We power the cryptoeconomy by combining the best of both emerging blockchain technology and traditional finance to create trusted and easy-to-use products for the industry. We have built a robust backend technology platform to support the global, real-time, and 24/7/365 demands of crypto asset markets. We invest heavily in regulatory compliance by working with regulators around the world to shape policy, and have pioneered industry-leading security practices for safeguarding crypto assets. Our early focus on trust and usability has allowed us to become the primary on-ramp to the cryptoeconomy from the fiat-based financial system.
Our unique approach draws retail users, institutions, and ecosystem partners to our platform, creating a powerful flywheel: retail users and institutions drive liquidity, enabling us to expand the depth and breadth of crypto assets that we offer and launch new, innovative products and services that attract new customers. Our scale and leadership position draws ecosystem partners to connect with our millions of customers around the world, further enhancing the value of our platform.
This self-reinforcing dynamic is enabled by our culture of repeatable innovation and continuous investment in our proprietary technology platform that has been purpose built to address the unique engineering, cybersecurity, compliance, and usability challenges of directly interacting with blockchain protocols. With every turn of our flywheel, we develop a deeper understanding of our customers’ needs and leverage our scalable platform to intelligently design, develop, launch, and market new, innovative products and services to our customers. This allows us to build a more tailored suite of products and services and enhances the value of our platform over time. By providing the necessary infrastructure and distribution for our current and future ecosystem partners to build and extend their reach, we also foster the growth of the ecosystem.
We have seen this flywheel work effectively across our business and we have grown rapidly as a result. As of June 30, 2020, our customers had traded over $320 billion on our platform since inception and stored over $26 billion worth of assets across our platform. This growth has come with minimal outbound sales and marketing effort — since inception 90% of our retail users had found us organically or through word-of-mouth.
Since inception through June 30, 2020, we generated over $2.5 billion in total revenue, largely from transaction fees that we earn from volume-based trades on our platform by retail users and institutions. For the six months ended June 30, 2020, transaction revenue represented over 96% of our net revenue. We have leveraged the strength of our trading business to scale and broaden our platform by investing in our flywheel to launch new products and services and grow the ecosystem.
We now directly integrate with over 10 blockchain protocols, support over 50 crypto assets for trading or custody, and since the fourth quarter of 2018, we have launched a suite of subscription products and services that have enhanced the customer value proposition and power of our platform. Retail users are now engaging with multiple products — across the four quarters ended June 30, 2020, on average, 13% of retail users who invested also engaged with at least one non-investing5 product per quarter. When retail users invested and engaged with at least one non-investing product, we saw average net revenue per retail user increase by approximately 50%. Although subscription products and services do not currently contribute a significant portion of net revenue relative to our trading business, we experienced growth in revenue of 37% from the six months ended June 30, 2019 to the six months ended June 30, 2020 from these products and services. We are committed to growing more stable revenue from subscription products and services, and expect that they will contribute a larger portion of our net revenue over time as our customers connect with the broader cryptoeconomy.
The overall market capitalization of crypto assets grew from approximately $1 billion to $265 billion between June 30, 2013 and June 30, 2020, representing a CAGR6 of nearly 120%. Over the same period, our Verified Users grew from approximately 135,000 to over 35 million, a CAGR of over 120%. More recently, we have experienced significant growth in the number of institutions on our platform, increasing from over 1,000 as of December 31, 2017 to over 5,000 as of June 30, 2020.
While we have grown rapidly, similar to the evolution of the internet, e-commerce, and prior paradigm shifts in technology, our journey has not been linear. Our growth has come in waves driven by innovation in the cryptoeconomy and requires long-term perspective to evaluate our performance. Each wave expands the existing retail user community and further diversifies the ecosystem by attracting new market
5 Non-investing products include our Distribute, Stake, Save, Spend, and Borrow & Lend products.
6 Based on publicly available data from the earliest available date. Calculation period is June 30, 2013 to June 30, 2020.

participants such as institutions and developers. In the short-term, we experience high variance in Trading Volume and net revenue between periods driven by the volatile nature of the crypto asset markets. Over the long-term, we have experienced clear and consistent growth trends in key operational metrics such as Monthly Active Users, which have steadily risen from 3.7 million to 4.2 million to 5.3 million in the second quarter of fiscal 2018, 2019, and 2020, respectively.
We have grown quickly and in a capital-efficient manner since our founding. For the six months ended June 30, 2020 and year ended December 31, 2019, we generated net revenue of $357.4 million and $482.9 million, respectively, net income (loss) of $64.2 million and $(30.4) million, respectively, and Adjusted EBITDA of $116.6 million and $24.3 million, respectively. See the section titled “Selected Consolidated Financial and Other Data—Key Business Metrics and Non-GAAP Financial Measure—Non-GAAP Financial Measure” for information regarding our use of Adjusted EBITDA and a reconciliation of net income (loss) to Adjusted EBITDA.
Welcome to the Cryptoeconomy
Limitations of today’s financial system
Today’s financial system relies upon a patchwork of intermediaries that spans banks, brokers, clearinghouses, custodians, exchanges, payment processors, and their networks to facilitate money movement, safekeeping, lending, credit, and other capital markets activity. Bound by legacy infrastructure and processes, the trust and reliance on this complex web of intermediaries imposes limitations on access, efficiency, and cost.
•Access. To send, store, or receive funds, access to legacy financial infrastructure, such as bank accounts, is required. Geographic and socioeconomic factors often limit the availability of such infrastructure. As an illustrative example, sending money from the United States to Mexico requires access to bank accounts or other intermediary outlets for both the sender and receiver of funds, in addition to at least one financial intermediary.
•Efficiency. The protocols, people, procedures, and infrastructure to facilitate money movement impose legacy constraints on financial transactions, which effectively limit their availability and usability. Multiple administrative layers, geographic boundaries, and intermediaries standing between participants adds friction and leads to duplication of functions across the value chain. The net result is inefficiency in the movement of value, exemplified by long settlement times, seemingly arbitrary maximum and minimum transaction sizes, extended exposure to price volatility, and exposure to potential fraud. For example, an investor purchasing an institutional term loan in the secondary market may have to wait several weeks for a trade to settle.
•Cost. Redundancy and inefficiency result in higher costs for end users. For example, a consumer in the United States sending a remittance payment to family abroad will often incur significant fees.
Many companies in the technology and financial technology industries have recognized and attempted to address some of these issues with the current financial system. While these companies offer products and services that incorporate modern user interfaces and technology layers, they are built on top of the same antiquated financial infrastructure, effectively porting the limitations, inefficiencies, and costs of the traditional financial system online. As a result, these solutions do not address the core limitations of the current financial system and are reliant on legacy infrastructure and financial intermediaries.
The need for an internet of value
The internet has unleashed multiple waves of innovation that are continuing to connect and transform many aspects of modern society across geographies. Near ubiquity of access to real-time information has spurred the growth of economic activity and significantly increased the velocity of transactions. While technological innovation has transformed how we communicate and purchase goods and services, the existing financial system has hardly changed. We have reached a tipping point for the need for a new, natively digital financial system.
Sending value digitally without intermediaries has long been impractical. For example, once a picture is digital, it can be copied millions of times instantly. Once something is infinitely replicable, it loses its value, making the digital format ill-suited for storing or transmitting value. The foundational innovation of blockchain technology was to bring uniqueness and scarcity into the digital realm, allowing for the creation of natively digital assets. Based on an immutable, multi-party, consensus-based record-keeping system, crypto deeply integrates the concept of money into the internet ecosystem as a means of value exchange, storage, and unit of account, effectively creating a resilient internet of value. This enables network participants to autonomously transact with each other on the basis of trust without intermediaries. Crypto enables the digital representation and instant, secure exchange of nearly any digital asset of value globally in a manner as fast and seamless as the exchange of information on the internet.
Just as digital photos removed the format restrictions of the 3x5 print, leading to new types of photos like panoramic or 3D, the digitization of value has led to a wave of innovation that eliminates constraints inherent in the traditional financial system. Crypto enables global peer-to-peer financial applications such as borrowing and lending, but also allow for the representation of value in formats that are not monetary. For instance, crypto allows for the creation of a decentralized, peer-to-peer marketplace for spare internet bandwidth, unlocking an underutilized resource and creating new economic opportunities. The cryptoeconomy provides access to a full range of financial services 24 hours a day, 365 days a year at low cost and with near-instant settlement. Today, over 50 distinct blockchain protocols support more than 5,000 crypto assets that enable all forms of digital records and transactions, including contracts, documents, identity, rights, securities, titles, in-game digital goods, and many others, to be controlled programmatically.
Anyone, anywhere with an internet connection can directly access this network of value exchange. As crypto asset adoption scales to a greater share of this massive base of internet users it has the potential to deliver on the promise of democratizing financial services to equal levels of ubiquity and inclusion.
Applications in the cryptoeconomy are expansive
A fundamental advantage of the cryptoeconomy is that unlike the traditional financial system that relies on rigid infrastructure, crypto assets rely on software-based networks built on top of the internet. Crypto assets are forms of value represented as bits and bytes – much like other digital media, such as email or digital photographs. As a result, crypto assets are easily programmed, maneuvered, and as frictionless to send and receive as any digital media. The costs incurred in the transfer of crypto assets are similarly low, allowing any quantum of value to be exchanged.
The inherent programmability of crypto assets enables the creation of “smart contracts,” self-enforcing agreements between transacting parties directly written into lines of code. Smart contracts represent a step change in the utility of blockchain-based networks by allowing parties to enter into contractual agreements without the need for a centralized intermediary. For example, smart contracts can enable a distributed group of people to enter into a mutually beneficial economic relationship to share the risk of adverse events, otherwise known as insurance. Software facilitates both the collection of premiums, as well as the release of claims automatically based on predetermined conditions. While the concept is not new, smart contracts are distinct because they enable this complex economic arrangement to execute autonomously without the need for an intermediary.
The versatility of crypto assets has sparked waves of innovation that are only bounded by developers’ creativity. Today, the applications of crypto assets span core financial functions such as store of value and medium of exchange, as well as non-financial applications such as enabling multi-sided marketplaces for goods and services. Some applications include:
Store of value
Bitcoin has emerged as a new asset class by combining a finite supply with digital transferability. Gold has historically held a prominent role due its function as a decentralized store of value – the inability of one actor to unilaterally manipulate its value. However, the scarcity value of gold lacks the mathematically limited finite supply of Bitcoin, and gold’s physical properties limit transferability and impose significant storage costs.
While the economic function of storing value is adequately served by fiat currencies in many countries, many countries experience inflation levels above their long-term expected real gross domestic product growth. Adoption of crypto assets with attributes such as a finite supply, such as Bitcoin, or inherent parity with a fiat currency, such as USD Coin, have emerged as stores of value in regions around the world with major macroeconomic imbalances. As of June 30, 2020, the combined value of U.S. dollar stablecoins, crypto assets that track the value of the U.S. dollar, exceeded $10 billion, an increase of over 140% from June 30, 2019.
24/7/365 real-time cross-border payments
Global payments exceed global GDP by a multiple, as every step of economic value creation is typically accompanied by an exchange of financial value. Nevertheless, a large share of payments transactions still rely on cash and paper-based formats. The ongoing digitization of commerce is driving growth in digital payments, but their primary format – card-based transactions – still relies on outdated infrastructure and communication protocols that impose costs and limitations. While most local payments can be initiated any time, back-end processes remain subject to restrictions such as cut off times and often preclude cross-border payment transactions. Crypto asset markets operate 24/7/365 and facilitate the instant transfer of value, eliminating the need for any intermediary, siloed payment networks, or specialized infrastructure. The “peer-to-peer” nature of cryptocurrency payments extends the reach, lowers the cost, and increases the speed of a payment transaction.
Democratization of financial markets
The capital markets value chain – from sales to trading and execution, clearing and settlement, and servicing and administration has largely been translated to digital workflows and execution. Nevertheless, several underlying functions such as transaction documentation, post-trade workflows (e.g., clearing and settlement), and asset servicing remain complex, largely manual, and full of duplication. For individuals or institutions, access to financial markets is also often limited, complicated, and filled with outdated processes that can be daunting.
Blockchain technology holds the potential to increase access to markets and reduce complexity, process redundancy, and cost by allowing market participants to connect, clear, and settle peer-to-peer. Just as the internet has democratized access to information by removing information gatekeepers, blockchain technology can democratize access to the financial markets. Blockchain protocols establish a universal source of truth, eliminating reconciliation workflows and allowing for near instantaneous settlement. The programmable nature of crypto assets simplifies transactions in asset classes with heavy documentation requirements, such as loans. By removing the need for traditional market intermediaries and streamlining processes, blockchain technology allows for capital to flow more freely to a larger universe of end users who need it.
Peer-to-peer financial applications (DeFi applications)
Crypto assets rely on software-based networks that can be used to facilitate traditional financial services like borrowing, lending, trading derivatives, and insurance through smart contracts. This makes it possible for developers to design rules and actions that exist in finance today, and make those actions happen automatically. For example, a user could receive a loan from a pool of other users with the terms of that loan dynamically and autonomously triggered by software. As of June 30, 2020, there was already more than $1 billion of U.S. dollar equivalent value worldwide allocated towards decentralized lending marketplaces. Further, the financial services enabled by crypto assets can be combined in many different permutations – similar to open source software – and serve as building blocks for more complex combinations and new capabilities. Building on top of decentralized blockchain networks lowers the barriers to access as anyone with an internet connection can become a counterparty to a transaction, putting individuals in control of their own financial well-being and increasing global economic freedom.

Digital marketplaces for...anything
The trustless and programmable nature of crypto allows for the creation of new digital global marketplaces and business models that were previously not possible. For instance, imagine a digital peer-to-peer marketplace that enables users to rent out underutilized resources such as computing services or internet bandwidth. Micropayments are autonomously dispatched to mirror the commercial transactions in real time. Crypto assets make such marketplaces possible on a global scale by substituting centralized intermediaries with open markets governed by programmable rules and incentives that are natively built into the marketplace infrastructure.
The possibilities do not stop with internet bandwidth – crypto-enabled marketplaces already facilitate a variety of use cases including digital collectibles and expert knowledge, and the concept extends to any multi-sided marketplace. These examples are just scratching the surface of the full potential of the cryptoeconomy. Similar to how the internet and, subsequently, the smartphone provided platforms for now common use cases such as social media and ride sharing, we are early in the evolution of the cryptoeconomy and just beginning to realize its full transformative potential.
Our Opportunity
Crypto has the potential to be as revolutionary and widely adopted as the internet. The unique properties of crypto assets naturally position them as digital alternatives to store of value analogs such as gold, enable the creation of an internet-based financial system, and provide a development platform for applications that are unimaginable today. These markets and asset classes collectively represent hundreds of trillions of dollars of value today.
Similar to the early days of the internet, this evolution will take time, but we expect the cryptoeconomy to expand into the mainstream and touch every individual and business around the world in the coming decades. While we are still in the early stages of adoption, the market value of exchange-traded crypto assets was already approximately $265 billion as of June 30, 2020. Our objective is to drive the growth of the overall cryptoeconomy by serving the needs of all consumers who manage their financial lives on a mobile device, and every institution – large or small – that embraces the emerging internet of value.
Today, we have more than 35 million retail users and over 5,000 institutional customers across 100 countries, and work with over 125,000 ecosystem partners. We expect our customer base to grow alongside the ecosystem we serve as we continue to support more asset classes and add more products to our platform. Our objective is to bring crypto-based financial services to anyone with a smartphone, a population of approximately 3.5 billion people today.
Our Platform
We have developed a complementary suite of products and services that are designed to meet the distinct needs of our customers as they transact in the cryptoeconomy. All of our customer-facing products and services are powered by a robust backend technology system that enables us to scalably develop, launch, and market new products and services.
Our customers – retail users, institutions, and ecosystem partners – come together on our platform to create a powerful flywheel for our business.
Retail users and institutions come to Coinbase to discover and access the cryptoeconomy because our platform is trusted and easy to use. Expanding the depth and breadth of crypto assets that we support drives growth in activity on our platform and enhances liquidity, in turn attracting more retail users and institutions. Our superior scale enables ecosystem partners such as asset issuers, merchants, and application developers to connect with millions of customers participating in the cryptoeconomy around the world. As customers and activity increase, we develop a deeper understanding of each customer’s needs, allowing us to intelligently design, develop, and launch new innovative products. These products enhance the value of our platform, in turn attracting more customers, activity, and liquidity in a virtuous cycle.
Crypto asset markets are natively digital, real-time, and operate globally on a 24/7/365 basis. The “always on” nature of the cryptoeconomy demands a more scalable and higher throughput technical architecture. Our proprietary platform was purpose-built to support the unique demands of the cryptoeconomy, and is built on top of modern technology designed specifically to address the unique engineering, cybersecurity, compliance, and usability challenges of emerging blockchain technology, while seamlessly connecting to legacy technology and financial systems. This infrastructure is highly extensible and investments we have made in platform-level capabilities allow us to quickly launch new products and services that accelerate our flywheel.
10+ native blockchain integrations and counting
We have developed custom technology and processes to directly integrate with over 10 blockchain protocols and efficiently support new protocols. Each protocol has a unique design, with differences in characteristics such as its consensus mechanism and security model, and requires in-depth research and specific expertise both for the initial integration and ongoing monitoring as transactions are recorded on the public blockchain. Our experience allows us to swiftly adapt to updates in the blockchain protocol, or “forks,” safely support new products like staking, and creatively reduce fees for our customers through strategies like batching transactions. These integrations also enable us to quickly expand our suite of products and services – connecting with a protocol once allows us to list the native crypto asset for trading and also offer a variety of products and services unique to the cryptoeconomy across our platform.
Further, technical standards for particular crypto assets or “tokens”' have developed and once we support a particular standard, we are able to support other crypto assets based on that standard. For example, Ethereum is a popular protocol with its own native crypto asset. The ERC-20 technical standard defines a common list of rules for tokens built on Ethereum, commonly referred to as ERC-20 tokens. We directly integrate with the Ethereum blockchain and support the ERC-20 technical standard, enabling us to quickly and securely support a range of ERC-20 tokens such as Compound, USDC, and Basic Attention Token.
Advanced cybersecurity and cryptography technology
Safely securing digital forms of value presents distinct challenges relative to securing analog assets. From a security standpoint, crypto assets are often viewed as bearer assets and possession of the private key (akin to a “password”) generally determines who controls a crypto asset. Protecting private keys from unwarranted access and theft is critically important, as once the private key is taken, in most circumstances, control over the crypto asset is gone. We have pioneered industry-leading standards for managing private cryptographic keys and use sophisticated cybersecurity technologies such as multi-party computation to safeguard a wide range of crypto assets. We leverage data and machine learning to proactively identify and prevent potential exploits. These investments enable us to secure idle crypto assets in cold storage (offline and disconnected from the internet) while also offering customers the ability to quickly and safely move funds in and out of blockchain protocols.
Proprietary crypto compliance infrastructure
In addition to robust know-your-customer and anti-money laundering programs, we have built bespoke transaction monitoring systems to analyze crypto asset transactions in real-time on the blockchain. This infrastructure allows us to quickly adapt to emerging threats in the cryptoeconomy, build scenarios and typologies around specific transaction types, and gives us the flexibility to support new products and services as a regulated financial technology provider.
Powerful product experiences
Investments in blockchain integrations, cybersecurity, and compliance infrastructure give us the ability to create unique product experiences that support our platform. For example, our state-of-the-art platform is specifically built to support the global, always on crypto assets markets and offers a reliable, efficient, and regulated marketplace for exchanging crypto assets. Vertical integration with our technology platform give us the ability to create unique product experiences for our customers that allow them to participate in technically complex parts of the cryptoeconomy.
What Sets Us Apart
We are a market leading brand exclusively focused on the cryptoeconomy
The cryptoeconomy is dynamic and rapidly evolving. Keeping pace with the breadth and depth of innovation in the cryptoeconomy requires focus.
We have and remain solely focused on building technology to power the cryptoeconomy since 2012. We have deep expertise in real-time distributed computing, novel consensus mechanisms, smart contracts, cryptography, and native blockchain integrations that allow us to innovate with the industry. We have invested heavily in the scarce talent required to safely power the cryptoeconomy and employ teams dedicated to blockchain research, operations, and development.
Our focus allows us to nimbly adapt to quickly shifting trends and support the growth of the industry. As the cryptoeconomy grows, our competitive advantage grows.
We have a trusted platform owing to our heritage of security and culture of regulatory compliance
We have made significant investments in regulatory compliance and cybersecurity to earn the trust of our customers. We are a regulated financial technology provider that offers services to customers in over 100 countries. We work with regulators and law enforcement agencies around the world to drive policy and practices favorable to the cryptoeconomy, and to ensure we are licensed as appropriate under local law. We are proud to be one of the longest running crypto platforms where customers have not lost funds due to a security breach of the platform, and we secure our customers’ funds with multiple layers of protection by employing the industry’s largest insurance policy. As of June 30, 2020, nearly 20% of our full-time employees were dedicated to legal, compliance, finance, and security.
We are the default starting place for new user journeys
Bitcoin was introduced in 2008 and found thousands of technically savvy early adopters, but navigating the complexity of acquiring Bitcoin required significant technical knowledge that made it inaccessible to the average user.
We abstract the complexity of crypto by infusing usability at the core of each of our products and services. Our emphasis on intuitive product design has allowed us to become a primary on ramp for customers’ journeys into the cryptoeconomy. This begins with our simple onboarding process that allows retail users to sign up and quickly purchase their first crypto asset, and extends to new products and services that we launch to broaden access to the cryptoeconomy. Because of our approach, since inception 90% of our retail users had found us organically or through word-of-mouth.
We have significant scale, securely storing over $26 billion in total assets and we grow with our customers
Customers that start their journeys with us by investing and storing, grow with us as they experience the benefits of the open financial system by spending, staking, lending, borrowing, and earning various crypto assets through Coinbase.
As of June 30, 2020, we stored and custodied over $26 billion in total fiat and crypto assets on behalf of our customers. Our balance of crypto assets represented roughly 9.2% of the total market capitalization of all crypto assets as of June 30, 2020, an increase from approximately 5.8% as of June 30, 2019. In addition, since inception, our customers have traded over $320 billion on our platform. Secure storage and investing serve as the bedrock of a customer's relationship with the cryptoeconomy. We believe our market leading share of assets on our platform is a competitive advantage, and that we have a substantial opportunity to build on our customer relationships by growing with our customers and cross-selling our expanding suite of products and services.
Our millions of customers also makes us a desirable partner for companies in our ecosystem such as asset issuers, developers, and merchants, that want to find and build relationships with our retail users and institutions. This enables us to form favorable partnerships that underpin a subset of our products.
We have a robust technology platform that enables unique product experiences for our industry
We rapidly research, develop, and launch new products and features specifically for the cryptoeconomy. Our development agility is enabled by a highly scalable and extensible technology platform that has been tailor-made to deal with the real-time, decentralized, global, and 24/7/365 nature of crypto asset markets.
Our investments in platform-level capabilities allow us to offer unique and differentiated product experiences for our industry. For example, institutions that store crypto assets using our proprietary cold storage technology are able to trade directly on our platform, borrow against their crypto asset holdings as collateral, and actively participate in decentralized networks without moving their holdings.
We have a regulated marketplace with one of the deepest pools of liquidity
We have a deep pool of liquidity for exchanging a wide range of crypto assets. Our deep liquidity is supported by a healthy mix of retail and institutional activity, highlighting the synergistic relationship between customers on our platform. Liquidity begets liquidity, and this advantage deepens as we continue to expand the breadth of crypto assets that we support and attract new customers to our platform.
Growth Strategy
Coinbase grows as the cryptoeconomy grows.
There is significant momentum driving nearly every aspect of economic activity to be represented and exchanged online. We live in a world that is increasingly global, digital generations control a growing share of the world’s wealth, and each year we see more commerce happening online. Each of these secular trends supports the growth of the cryptoeconomy and Coinbase.
More importantly, we feel we have a tremendous opportunity to actively drive our business by adding more customers, increasing the depth and breadth of crypto assets on our platform, and introducing new, innovative products.

Add more customers
Any person or business with an internet connection that is looking to access or interact with the cryptoeconomy can be an active user and customer on our platform.
•Increase adoption and engagement with our products. We plan to increase communications to our millions of Verified Users by expanding touchpoints such as email and in-app notifications to educate users about and drive engagement with our products and services. Education drives activity and monetization, and we plan to use these touchpoints to cross-sell and up-sell our customer base with new and existing products.
•Expand and accelerate retail user reach. We believe we have a strong opportunity to grow Monthly Active Users by increasing our investments in growth marketing. For the six months ended June 30, 2020, we spent less than 6% of net revenue on sales and marketing and over 90% of our retail users found us organically or through word-of-mouth. We plan to make investments to efficiently drive retail user growth by expanding our marketing efforts across existing and new channels such as email, television and video, direct mail, and other non-search channels.
•Enhanced institutional coverage and support. We have and continue to see growth with institutional customers. Verified institutions on our platform grew over 75% from approximately 3,000 to 5,400 from June 30, 2019 to June 30, 2020. In addition, Assets on Platform from institutions grew over 200% from approximately $3.5 billion to $10.5 billion over the same period. Institutions value trust and partners who can solve their often complex business needs. To serve this growing demand and better serve our institutional customers, we plan to expand our institutional customer coverage team to educate family offices, hedge funds, corporate treasury, and other institutions about the cryptoeconomy and attract them to our platform. We are also expanding our trading operations teams to provide a comprehensive high touch support model for our large institutional customers.
•Grow our ecosystem relationships. Ecosystem partners are drawn to our platform for our products, scale, and distribution. We plan to attract new ecosystem partners and better serve our existing partners’ needs through targeted community engagement and product development. We will build stronger relationships with the developer community by holding and participating in developer conferences for builders in the cryptoeconomy. We will listen to the needs of the community and build technology for the ecosystem, attracting developers to our platform.
•Increase payment methods. We will grow our customer base by continuing to improve access to our products and services. We will integrate with new geographically local payment rails to provide more opportunities for customers to convert between local fiat currencies like USD and GBP and crypto assets. For example, in 2019 we expanded our partnership with PayPal to allow for customers in Europe to buy and sell crypto assets on our platform through their PayPal account.
•Expand Internationally. We serve customers in over 100 countries with a vast majority of our total revenue for the six months ended June 30, 2020 generated from customers in the United States (74%) and Europe (25%), where we support EUR and GBP deposits. We evaluate many factors when choosing to enter a new country, including market opportunity, local bank partners, and the regulatory environment. We are expanding into additional countries to broaden local access to crypto assets and to increase our market opportunity. We also believe we can leverage our strong brand to capture a higher market share outside of the United States, United Kingdom, and European Union in the coming years.
Expand the depth and breadth of assets
Any asset or form of value can be represented as a crypto asset and be supported on our platform, subject to meeting our security, legal, and compliance requirements.

•Expand support for digitally native crypto assets. We will continue to safely support new crypto assets on our platform. We started in 2012 by enabling our customers to buy and sell one crypto asset, Bitcoin. Today, we enable our customers to invest in over 30 and store over 50 crypto assets, and we add support for new crypto assets each quarter.
•Support native blockchain protocol features. We will continue to build support for new and novel features of blockchain protocols, enabling us to offer a broader suite of financial services unique to the cryptoeconomy. Examples of protocol features include staking, on-chain governance, decentralized identity, and others unique to each blockchain protocol.
•Tokenize new assets. Over time we expect to add other forms of crypto assets, such as security tokens, crypto assets that represent a traditional security. We will invest in infrastructure and regulatory clarity to pave a path for the digitization of more traditional financial assets to help pave the path for new assets to be represented as crypto assets.
Launch innovative products
Any known, and many yet to be created, financial and non-financial products can be built for the cryptoeconomy.
•Innovate to provide customers more opportunities to engage with crypto assets. Our goal is to become the primary financial account for our retail users and the one stop shop for institutions’ crypto asset investing needs. To achieve these goals, we are developing and launching innovative products and services across our platform to serve each customer’s distinct needs. For example, we launched margin lending for our institutional customers in 2019 to enable levered trades. For retail users, we have added support for staking, offering our users a simple way to earn rewards on their crypto asset holdings.
•Expand partnerships. In 2019, in partnership with a multinational corporation we launched a debit card for our U.K. customers that allowed them to spend their crypto assets at any merchant who accepts credit cards issued by this corporation. We will look for additional partnerships to build and expand opportunities for our customers to engage in new crypto-based financial transactions.
•Technology for ecosystem partners. Historically, financial intermediaries have provided, amongst other services, trust, identity verification, and payment functionality to customers. DeFi allows peer-to-peer financial transactions without the need for centralized intermediaries. However, there remains a need for trust, identity verification, payments, discovery, and distribution of these new products. We will accelerate innovation in the cryptoeconomy by building technology to support the needs of our ecosystem partners, and enable them to connect and transact with customers without compromising the benefits of crypto technology. With foundational infrastructure technology, developers can imagine, experiment, and create products that the world has never seen. Growing the cryptoeconomy ecosystem in turn helps grow Coinbase. Examples of infrastructure technology include:
•Distribution. We will grow our earn technology to further help asset issuers connect with our millions of retail users.
•Access and identity. We have an opportunity to leverage our large base of Verified Users to provide authentication and authorization services to ecosystem partners, streamlining the login process for our customers.
•Developer toolkit. We can provide a bundle of developer technology for building DeFi apps that may include code monitoring and reporting, alerts, blockchain data and analytics, and more.
•Payments. We can provide external-facing application programming interfaces, or APIs, to enable third-party developers to integrate buying and selling functionality into their applications.

We are hard at work building our own suite of products and services. At the same time, we are also eagerly rooting for the best and brightest minds in the crypto space – both inside and outside of Coinbase – to develop products and services that create meaningful customer value. We support the broader cryptoeconomy by investing in companies and technologies through Coinbase Ventures, our venture capital arm. Through June 30, 2020, we had invested in over 70 companies and technologies. Our goal with these investments is to foster the development and growth of the ecosystem, which we believe will in turn benefit Coinbase.
Our Customers
Our goal is to provide an open, inclusive financial system for the world and our customers reflect this. We had more than 35 million retail users, over 5,000 institutions, and 125,000 ecosystem partners as of June 30, 2020. Our customers span continents and originate from over 100 countries.
Retail users
Our retail users are geographically and generationally diverse, demonstrating the reach and acceptance of Coinbase as a trusted provider to the cryptoeconomy. As of June 30, 2020, we had more than 35 million retail users, of which 5.3 million were Monthly Active Users, an increase of 25% over June 30, 2019.
Institutions
Our institutional customers include hedge funds, family offices, principal trading firms, small to large financial institutions, and more recently, corporations who seek to allocate a portion of their investment portfolio to crypto assets. As of June 30, 2020, we have over 5,000 institutional customers on our platform.
Ecosystem partners
The crypto ecosystem has experienced rapid growth and we expect it to continue to quickly evolve. Though it started with Bitcoin, today over 50 unique blockchain protocols support more than 5,000 crypto assets and we have seen a proliferation of developers and projects innovating in the space. Today, our ecosystem partners include businesses who seek to build their own products and services or distribute those products and services using our crypto technology. Examples of our early ecosystem partners include:
•Developers building new blockchain protocols.
•Creators of new tokens on these protocols.
•Merchant partners who are seeing business value in accepting these tokens as new forms of payment for their businesses.
•Organizations and financial institutions who use our Coinbase Analytics technology to monitor blockchain transactions for a variety of use cases such as compliance.
Our Products
We use our proprietary technology infrastructure that has been purpose-built to meet the needs of the cryptoeconomy to create powerful products and services for our customers. We enable our customers to safely and easily invest, spend, send and receive, store, save, stake, borrow, lend, distribute, build, pay and more generally access and transact with crypto assets.

Overview of Coinbase Product Portfolio

	Retail Users	Institutions	Ecosystem Partners
Transaction Revenue			
Invest	○	○	
Spend	○		
Send / Receive	○	○	○
Subscription & Services			
Store		○	○
Save	○		
Stake	○	○	
Borrow & Lend	○	○	
Distribute			○
Build			○
Pay			○

Retail
Our retail products and services started from humble beginnings: a user-friendly application for sending and receiving Bitcoin. Over time, we grew to serve our customers’ crypto asset investing needs by adding support for fiat currencies such as the U.S. dollar, British pound, and Euro, and by adding advanced trading features. More recently, we have added products and services that address our customers’ broader financial needs beyond investing, such as spending crypto assets and earning rewards on their crypto asset holdings. Our retail products and services will continue to grow as we aim to be the primary financial account for all users in the cryptoeconomy.
•Invest. Our secure, easy-to-use retail interface makes it simple to invest in crypto by buying and selling over 30 crypto assets. We enable our retail users to buy or sell crypto assets with the U.S. dollar, Euro, British pound, Canadian dollar, and Singapore dollar in over 40 countries, which we call fiat-to-crypto trading. Our Invest product for retail users facilitates trades on our crypto asset platform, adding volume from retail users to our order books. In addition, we offer the ability to trade one crypto asset for another crypto asset, which we call crypto-to-crypto trading, in over 100 countries. We charge a fee when customers buy, sell, or withdraw crypto assets in either a fiat-to-crypto or crypto-to-crypto trade.
•Spend. In 2019, in partnership with a multinational credit card company, we launched the Coinbase card, a debit card funded by a customer’s crypto asset balance on Coinbase. The Coinbase card allows our retail users in the United Kingdom to quickly and easily swipe or tap to pay for a purchase at any merchant that accepts credit cards issued by our partner. A transaction is shown in local fiat currency (e.g., GBP) and this transaction sells Bitcoin from the customer’s crypto wallet to fund the purchase. We earn a transaction fee based on the transaction volume of each purchase.
•Send & Receive. Through our peer-to-peer payment products and services, retail users can send crypto assets to any user globally on our platform using their email, phone number, or a crypto wallet address. Sending and receiving funds to and from another Coinbase retail user is usually free, with some sends incurring a small variable transaction fee.
•Save. Providing opportunities for our retail users to put their crypto asset investments to work and earn a yield, which we call rewards, has been a priority for us. All eligible retail users are automatically opted into available rewards programs. Today, our Save product supports two stablecoins, USDC and Dai, crypto assets that track the value of the U.S. dollar.
•USDC. Retail users earn rewards for holding USDC balances on our platform. Each USDC is backed 1:1 by a U.S. dollar, which we earn interest on and share in the form of a reward with our customers.
•Dai. Retail users also earn rewards for holding Dai, a decentralized crypto asset that attempts to maintain a value of one U.S. dollar for each Dai, in their Coinbase account. Unlike a traditional savings account where interest is earned monthly, users receive their first Dai reward within five business days, then every day following. Users always maintain control of their funds – their Dai stays in their accounts and can be withdrawn instantly at any time. We earn a commission on the Dai reward that is paid out to the user.
•Stake. Certain blockchain protocols, such as Tezos, rely on staking, an alternative way to validate blockchain transactions. Network participants can designate a certain amount of their crypto assets on the network as a stake (similar to a security deposit) to validate transactions and get rewarded in kind from the network. Today, staking crypto assets is a technical challenge for most users. Staking independently requires a participant to run their own hardware, software, and maintain close to 100% up-time. We provide a service known as "Delegated Proof of Stake," which abstracts the complexities of staking and allows our retail users to maintain full ownership of their crypto assets while earning staking rewards. In return, we earn a commission on all staking rewards received.
•Borrow & Lend. We allow our U.S. retail users to borrow against and lend their crypto asset portfolios. Our first product is a portfolio-backed loan: a flexible, non-purpose 12-month term loan that allows retail users to borrow U.S. dollars using their crypto assets as collateral. Secured by their investment portfolio, customers can use the line of credit to access U.S. dollars while maintaining a hodl investing strategy. Over time, we plan to offer our retail users the ability to opt into lending their crypto assets to earn a passive return on their long term investments.
Institutions
We are building a “one-stop shop” for institutions to participate in the cryptoeconomy.
•Invest. Our institutional customers are data driven, want to be fully informed about the crypto market, and want to invest on their own terms. We help them achieve their goals with our brokerage and crypto trading products. Our brokerage product offers advanced trading features, real-time market data, different transaction order types, and smart order routing capabilities to help customers achieve the best price on their trades. We also operate a crypto platform, that aggregates and matches buy and sell orders for a number of crypto assets. Advanced market makers and other brokers often trade directly on the marketplace. For execution of complex trades, our institutional customers can use our over-the-counter, or OTC, trading desk, which offers white-glove service by a member of our trading operations team. We offer volume-based pricing and charge a transaction fee for every matched trade.
•Send & Receive. We offer send and receive services to our institutions on the same terms that we provide to our retail users.
•Store. The number one concern for institutions is the safe storage of their crypto assets, and we address this concern with a highly secure cold storage solution made available through our U.S. qualified custodian, which offers institutional grade audits, governance, digital key management, and physical security. Securely storing crypto assets is critically important as crypto assets can be viewed from a security standpoint as bearer assets, that is assets that can potentially be accessed (and thus stolen) from anywhere. This is a uniquely difficult problem to solve for the cryptoeconomy and we have, and continue, to make significant investments in developing a best-in-class security program. Our solution is vertically integrated with our investing platform, providing institutions with access to liquidity and trading services – a true one-stop shop for investing in crypto assets. We support over 50 crypto assets and continue to add custody support for new crypto assets. We charge a fee based on the total assets stored in custody on our platform.
•Stake. We offer delegated proof of stake services for proof of stake crypto assets listed on our platform for our institutional customers, and similar to our retail users, earn a commission on staking rewards received.
•Borrow & Lend. We offer a growing number of borrow and lend products and services to enable institutional customers to increase their buying power, and access liquidity for hedging, speculation, and working capital needs.
•Margin. A form of leveraged trading that provides credit eligible institutions access to borrow fiat, creating more buying power than the balance of their Coinbase accounts by using certain crypto assets as collateral for loans. We charge a fixed, annualized interest on any utilized line of credit.
•Post-trade credit. The crypto asset market is active 24/7/365 and trades settle instantaneously. In order to participate in this market, customers needed to maintain fiat or crypto assets on the platform to allow for instant settlement. We introduced post-trade credit whereby we advance funds and settle on behalf of credit eligible customers, which is designed to allow customer funds to settle within a few days.
Ecosystem partners
The cryptoeconomy is a young and quickly growing industry. Similar to the early days of the internet, infrastructure and technology are critical to support the growth of a vibrant ecosystem. In the same way that Android powered an entire developer community, we are building technology to empower and support developers in the cryptoeconomy. Our technology and infrastructure enable businesses to seamlessly build and distribute their own products in the cryptoeconomy. The growth and success of ecosystem partners directly drives the growth of cryptoeconomy, which in turn benefits Coinbase.
•Distribute. With over 35 million Verified Users, we have a large audience of crypto enthusiasts on our platform. Asset issuers engage with our customers through our learn and earn technology where we distribute educational videos to our retail users to learn about new crypto assets. In exchange for completing a task, such as watching the video or downloading an app, retail users can earn some of the crypto assets that they learned about. We earn a commission based on the amount of crypto assets that are distributed to our users. We believe we will have more opportunities to allow ecosystem partners to connect with our customer base and monetize that engagement.
•Build. While we are hard at work developing products and services for our retail users and institutions, we often find that we need to build an internal tool to help scale those products and services that would also benefit others in the cryptoeconomy. Examples of this include:
•Coinbase Analytics: A blockchain analytics tool that relies solely on publicly available blockchain data, to meet our regulatory requirements and protect our customers’ funds. We license this tool to law enforcement and financial institutions to monitor blockchain transactions. As a firm rule, we never share customer personal information with third parties.
•Rosetta: A tool that makes it easier for developers to build applications that work across different blockchains. We originally developed Rosetta to help list new assets on our platform, but Rosetta has broad applicability for developers in the cryptoeconomy. Instead of writing custom parsing for every blockchain, applications can use a blockchain’s Rosetta implementation to read on-chain data and construct transactions in a standard format, minimizing development and simplifying maintenance.
•USDC: We are a founding member of the Centre consortium, the group behind USDC, a crypto asset that represents and is backed by $1.00 USD. We support our own internal products as well as ecosystem partners by creating technology that allows developers to build with USDC, such as payment APIs.
•Pay. We build technology to enable businesses to connect to the cryptoeconomy. Coinbase Commerce is a platform that helps merchants anywhere in the world accept cryptocurrency payments in a fully decentralized way. Our WalletLink API helps DeFi app developers easily accept payments from public wallets.
Our products and services for ecosystem partners represent an emerging growth opportunity and we believe there is a tremendous opportunity to support the development of the cryptoeconomy through additional technology, data products, and services, and distribution for our ecosystem partners.
Competition
The cryptoeconomy is highly fragmented, quickly evolving, and competitive.
By combining the best of crypto technology and traditional finance, we believe that we are well-positioned to execute on our growth strategy, enable the cryptoeconomy, and achieve our mission of creating an open financial system for the world.
However, we do face significant competition from parties ranging from large, established financial incumbents to small, early stage financial technology providers and companies native to the cryptoeconomy, such as decentralized exchanges. Further, though we operate in regulated markets, some of our competitors have not or actively do not adhere to the same standards of regulation as we do. Because of our comprehensive suite of products and services, some of our competitors may also be our customers, and we believe in the benefits of ‘coopetition’ at these early stages of the cryptoeconomy’s development.
For retail users, we compete with traditional financial technology and brokerage firms like Square and Robinhood, who have, in recent years, introduced crypto products and services. These companies have varying business models and focus areas and offer an overlapping, but limited, feature set targeted at consumers. We also compete with a number of companies that solely focus on the crypto market and have varying degrees of regulatory adherence, such as Binance.
For institutions, we primarily compete with other crypto-focused companies and a few traditional financial incumbents that offer point or siloed solutions that are limited in scope.
We differentiate ourselves through our cohesive ecosystem of products and services that address the distinct needs of our customers, our full stack technology platform that is purpose-built for the cryptoeconomy, significant investments in regulatory compliance and licensure, advanced cryptography and security expertise, and our emphasis on accessibility, trust, and ease of use. Our ability to quickly and continuously innovate to support additional blockchains, like Cosmos and Algorand, provide products and services to our customers that are native to the cryptoeconomy, such as staking and governance, and launch additional products and services further separates us from our competition.
This market is growing quickly and we expect that we will face competition from new entrants in the future that may increase competition in the markets we operate.
Culture and Employees
Powering the cryptoeconomy is no small task. Our employees join Coinbase to put a dent in the universe, advance the cryptoeconomy, and help create economic freedom for millions of people around the world.

Our employees are passionate about creating new products and services with technology. We hire entrepreneurs who are comfortable with ambiguity and thrive by innovating – driving our culture of repeatable innovation. We work in small teams who are empowered to create and rapidly execute toward ideas. When the creative moment strikes, we embrace efficient execution and adhere to robust security and compliance programs. However, we try not to let big company practices impede our speed to market. Our culture has and will evolve but, at our core, we strive to:
•Attract top talent in every seat.
•Play as a championship team.
•Be candid and kind.
•Focus on our customers.
•Foster repeatable innovation.
•Act like owners.
We believe that allowing our employees to work in the location that best suits them provides us access to a large talent pool and a sustained advantage in hiring and retaining employees in the United States, as well as in the United Kingdom, Ireland, Germany, Japan, Singapore, and the Philippines.
We are committed to diversity – in background, skill set, and perspective – which is business critical to ensuring we can continue to innovate and bring new products into the world to serve the broadest base of customers. We are also committed to inclusion, which to us means ensuring all employees have opportunities to learn, grow, develop, and perform the best work of their lives. And, most importantly, we are committed to belonging, such that all our employees feel they are a meaningful part of Coinbase and they matter.
As of June 30, 2020, we had 1,023 employees, of which over 40% were dedicated to engineering, product, or design roles. None of our employees are represented by a labor organization or are a party to a collective bargaining arrangement. We believe we have a good relationship with our employees and our unique, strong culture differentiates us and is a key driver of business success.
Facilities
We are a remote-first company, meaning that for the vast majority of roles, our employees have the option to work remotely. As a result of this strategy, we do not maintain a corporate headquarters, but do maintain physical offices in major cities around the world for purposes of collaboration and team building. We currently lease facilities in San Francisco, California, Redwood City, California, New York City, New York, Portland, Oregon, Chicago, Illinois, London, United Kingdom, Tokyo, Japan, Dublin, Ireland, Berlin, Germany, Manila, Philippines, and Singapore and may lease office space in additional cities where we find a future concentration of employees.
We believe that our facilities are adequate to meet our needs for the immediate future, and that, should we need additional physical office space, suitable additional space will be available in the future.
Corporate Philanthropy
At the core of our mission is the philosophy that all people should have access to a more fair, accessible, efficient, and transparent financial system to support economic freedom. This philosophy extends to how we engage with our communities. We have subscribed to the Pledge 1% and to fulfill our intent under the Pledge 1% campaign, in April 2020, our board of directors approved the reservation of up to 2,295,766 shares of Class A common stock that we may issue, over a period of ten years, pursuant to warrants to purchase shares of our Class A common stock in connection with our philanthropic endeavors. As of June 30, 2020, our board of directors had approved the issuance of a warrant exercisable for an aggregate of 229,577 shares of our Class A common stock at an exercise price of $0.00001 per share to fulfill our intent under the Pledge 1% campaign.

State of Regulation
We operate globally in a complex and rapidly evolving regulatory environment and are subject to a wide range of laws and regulations enacted by U.S. federal, state, and local and foreign governments, and regulatory authorities. We play a leadership role in driving innovative industry-wide solutions to new regulations. For example, we devote resources to solving interoperability issues amongst virtual asset service providers to ensure compliance with the Travel Rule under the BSA. In addition, we are a founding member of the Crypto Ratings Council, a member-owned and operated organization whose purpose is to assess whether any given crypto asset, or whether the development, issuance, and use of such asset, have characteristics that make it more or less likely to implicate U.S. federal securities laws.
The breadth of laws, rules, and regulations we are subject to include financial services and banking, consumer protection, money transmission, virtual currency, stored value and prepaid access, electronic payments, payment services, securities, commodities, and unclaimed property, as well as bespoke digital asset and cryptocurrency laws that have been promulgated in some jurisdictions. These laws, rules, and regulations evolve frequently and may be modified, interpreted, and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another. Moreover, the complexity and evolving nature of our business and the significant uncertainty surrounding the regulation of the cryptoeconomy, requires us to exercise our judgment as to whether certain laws, rule, and regulations apply to us, and it is possible that regulators may disagree with our conclusions. We are not regulated as a federal bank, a futures commission merchant, a designated contract market, or a derivatives clearing organization.
Globally, we are subject to increasingly strict legal and regulatory requirements relating to the detection and prevention of countering terrorist financing, anti-money laundering, fraud, and other illicit activity, the regulation of competition, economic and trade sanctions, privacy, cybersecurity, information security, and data protection. These descriptions are not exhaustive, and these laws, regulations and rules (and the interpretations thereof) frequently change and are increasing in number.
The laws and regulation to which we are subject, including those pertaining to digital assets and crypto assets, are rapidly evolving and increasing in scope. Therefore, we monitor these areas closely and invest significant resources in our legal, compliance, product, and engineering teams to ensure our business practices evolve to help us comply with the current laws, regulations, and legal standards to which we are subject, as well as to plan and prepare for changes in interpretations thereof, as well as additional laws, regulations and legal standards that are introduced in the future.
Anti-money laundering and counter-terrorist financing
We are subject to various anti-money laundering and counter-terrorist financing laws, including the BSA in the United States, and similar laws and regulations abroad. In the United States, as a money services business registered with FinCEN, the BSA requires us to among other things, develop, implement, and maintain a risk-based anti-money laundering program, provide an anti-money laundering-related training program, report suspicious activities and transactions to FinCEN, comply with certain reporting and recordkeeping requirements, and collect and maintain information about our customers. In addition, the BSA requires us to comply with certain customer due diligence requirements as part of our anti-money laundering obligations, including developing risk-based policies, procedures, and internal controls reasonably designed to verify a customer’s identity. Many states and other countries impose similar and, in some cases, more stringent requirements related to anti-money laundering and counter-terrorist financing. We have implemented a compliance program designed to prevent our platform from being used to facilitate money laundering, terrorist financing, and other illicit activity in countries, or with persons or entities, included on designated lists promulgated by OFAC and equivalent foreign authorities. Our compliance program includes policies, procedures, reporting protocols, and internal controls, and is designed to address legal and regulatory requirements as well as to assist us in managing risks associated with money laundering and terrorist financing. Anti-money laundering regulations are constantly evolving and vary from jurisdiction-to-jurisdiction. We continuously monitor our compliance with anti-money laundering and counter-terrorist financing regulations and industry standards and implement policies, procedures, and controls in light of the most current legal requirements.

In the United States, we are registered as a money services business with FinCEN and have obtained licenses to operate as a money transmitter or its equivalent in a number of states where such licenses are required, as well as in the District of Columbia and Puerto Rico. We have also obtained a BitLicense from the NYDFS. As a registered money services business, a licensed money transmitter and an entity subject to BitLicense compliance requirements, we are also subject to the BSA and laws and regulations related to the detection and prevention of money laundering and terrorist financing.
Money transmission, stored value, and virtual currency business activity
In the United States, we have obtained licenses to operate as a money transmitter or its equivalent in the states where such licenses are required, as well as in the District of Columbia and Puerto Rico. In addition, we have obtained a BitLicense from the NYDFS. As a licensed money transmitter and an entity subject to the BitLicense regulatory regime, we are subject to, among other things, the BSA, restrictions and requirements with respect to the investment of customer funds and use and safeguarding of customer funds and crypto assets, and bonding, net worth, customer notice and disclosure, reporting and recordkeeping requirements applicable to the company, as well as control persons and inspection and examination by state regulatory agencies. These state licensing laws also cover matters such as regulatory approval of controlling shareholders, directors, and senior management of the licensed entity.
New York state trust company
Our subsidiary, Coinbase Custody Trust Company, LLC, operates as a New York State-chartered limited purpose trust company, which is subject to regulation, examination, and supervision by the NYDFS. NYDFS regulations impose various compliance requirements including, without limitation, operational limitations related to the nature of crypto assets we can hold under custody, capital requirements, BSA and anti-money laundering program requirements, affiliate transaction limitations, and notice and reporting requirements.
Electronic money and payment institution
We serve our customers through Electronic Money Institutions authorized by the U.K. Financial Conduct Authority and the Central Bank of Ireland. We comply with rules and regulations applicable to the European financial services industry, including those related to funds management, corporate governance, anti-money laundering, disclosure, reporting, and inspection. We are, or may be, subject to banking-related regulations in other countries now or in the future related to our role in the financial industry.
Economic and trade sanctions
We are required to comply with economic and trade sanctions administered by the United States, the EU, relevant EU member states, and other jurisdictions in which we operate. Economic and trade sanctions programs administered by OFAC and by certain foreign jurisdictions prohibit or restrict transactions to or from (or dealings with or involving) certain countries, regions, governments, and in certain circumstances, specified individuals and entities such as narcotics traffickers, terrorists, and terrorist organizations, as well as certain digital currency addresses.
Securities
In recent years, the SEC and U.S. state securities regulators have stated that certain digital assets may be classified as securities under U.S. federal and state securities laws - however, there has not been definitive guidance on this point. A number of enforcement actions and regulatory proceedings have since been initiated against digital assets and their developers and proponents. Several foreign governments have also issued similar warnings cautioning that digital assets may be deemed to be securities under the laws of their jurisdictions.
We have established policies and practices to evaluate each crypto asset we consider for listing or for storage and are a founding member of the Crypto Ratings Council. See “—State of Regulation.”
Broker-Dealer
Our broker-dealer business, operated by Coinbase Capital Markets, is registered with the SEC as a broker-dealer under the Exchange Act and in the states in which it conducts business. It is also a member and subject to the rules of FINRA. In addition, we own and operate Coinbase Securities, an SEC-registered alternative trading system. All of our broker-dealer and alternative trading system activities are subject to regulation, examination, investigation, and disciplinary action by the SEC, FINRA and state securities regulators, as well as other governmental authorities and self-regulatory organizations with which they are registered or licensed or of which they are a member.
Commodities and derivatives
The CFTC has stated and CFTC enforcement actions have confirmed that at least some crypto assets, including Bitcoin, fall within the definition of a “commodity” under the U.S. Commodities Exchange Act of 1936, or CEA. Under the CEA, the CFTC has broad enforcement authority to police market manipulation and fraud in spot crypto asset markets. We are subject to such authority with respect to improper trading on our platform. In addition, CFTC regulations and CFTC oversight and enforcement authority apply with respect to futures, swaps, other derivative products, and certain retail leveraged commodity transactions involving crypto assets, including the markets on which these products trade. Separately, security-based swaps are subject to SEC regulation and oversight. In general, we seek to ensure that crypto asset transactions on our platform do not constitute futures, swaps, security-based swaps, other derivative products, or retail leveraged commodity transactions. Given our novel business model and uncertainty regarding application of some of these laws and regulations, we may become subject to regulatory scrutiny or legal challenge with respect to our compliance with these requirements.
Prohibitions on bribery and anti-corruption
We are subject to regulations imposed by the FCPA in the United States and similar laws in other countries, such as the Bribery Act 2010 in the United Kingdom, which generally prohibit companies and those acting on their behalf from making improper payments to foreign government officials for the purpose of obtaining or retaining business. Some of these laws, such as the Bribery Act, also prohibit improper payments between private entities and persons.
Privacy and protection of user data
We are subject to a number of laws, rules, directives, and regulations relating to the collection, use, retention, security, processing, and transfer of personally identifiable information about our customers and employees in the countries where we operate. Our business relies on the processing of personal data in many jurisdictions and the movement of data across national borders. As a result, much of the personal data that we process, which may include certain financial information associated with individuals, is regulated by multiple privacy and data protection laws and, in some cases, the privacy and data protection laws of multiple jurisdictions. In many cases, these laws apply not only to third-party transactions, but also to transfers of information between or among us, our subsidiaries, and other parties with which we have commercial relationships.
Consumer protection
The Federal Trade Commission, or FTC, the Consumer Financial Protection Bureau, or CFPB, and other U.S. federal, state, and local and foreign regulatory agencies regulate financial products, including money transfer services related to remittance or peer-to-peer transfers. These agencies, as well as certain other governmental bodies, in particular state attorneys general, have broad consumer protection mandates and discretion in enforcing consumer protection laws, including matters related to unfair or deceptive, and, in the case of the CFPB, abusive, acts or practices, or UDAAPs, and they promulgate, interpret, and enforce rules and regulations that affect our business. For example, all persons offering or providing financial services or products to consumers in the United States, directly or indirectly, can be subject to enforcement actions related to the prohibition of UDAAPs. The CFPB has enforcement authority to prevent an entity that offers or provides consumer financial services or products or a service provider in the United States from committing or engaging in UDAAPs, including the ability to engage in joint investigations with other agencies, issue subpoenas and civil investigative demands, conduct hearings and adjudication proceedings, commence a civil action, grant relief (e.g., limit activities or functions; rescission of contracts), and refer matters for criminal proceedings.
Escheatment and unclaimed property regulations
We are subject to unclaimed property laws in the United States and in other jurisdictions where we operate. These laws require us to turn over to certain government authorities the property of others held by us that has been unclaimed for a specified period of time, including airdropped tokens and forked crypto assets. We hold property subject to unclaimed property laws, and we have an ongoing program designed to help us comply with these laws. However, there is significant regulatory uncertainty with how states and foreign jurisdictions treat crypto assets under unclaimed property rules.
Lending law
We originate secured consumer and commercial loans in certain states in the United States. As a result, we are subject to certain federal laws, including: the Truth-in-Lending Act and its implementing Regulation Z, which require creditors to provide consumers with uniform information regarding the terms of their loan and credit transactions; the Equal Credit Opportunity Act and its implementing Regulation B, which prohibits creditors from discriminating on the basis of race, color, sex, age, religion, national origin, marital status, the fact that all or part of an applicant’s income derives from public assistance, or the fact that the applicant has exercised any right under the federal Consumer Credit Protection Act; the Fair Credit Reporting Act, and its implementing Regulation V administered by the CFPB, which imposes disclosure requirements on creditors who take adverse action on credit applications based on information contained in a credit report; and the Fair Debt Collection Practices Act, which imposes guidelines and limitations on the conduct of debt collectors in connection with the collection of consumer debts. Our lending activities are also subject to various state lending laws with respect to lending activities within such state. These state lending laws may be enforced by state attorneys general, state financial regulators and private litigants, among others.
We are also subject to and seek to comply with other state and federal laws and regulations applicable to consumer and commercial lending, including additional requirements relating to loan disclosure, credit discrimination, credit reporting, debt collection, interest rate restrictions, and UDAAPs. These laws and regulations may be enforced by state financial regulators, state attorneys general, the CFPB and private litigants, among others. Given our novel business model and uncertainty regarding application of some of these laws and regulations, particularly laws prohibiting UDAAPs, we may become subject to regulatory scrutiny or legal challenge with respect to our compliance with these requirements.
Interchange fees
Interchange fees associated with four-party payments systems are being reviewed or challenged in various jurisdictions. For example, in the EU, the Multilateral Interchange Fee Regulation caps interchange fees for credit and debit card payments and provides for business rules to be complied with by any company dealing with card transactions, including us. As a result, the fees that we collect in certain jurisdictions may become the subject of regulatory challenge.
Association and network rules
The bylaws and agreements between clearing house participants and bankcard companies impose specific responsibilities and liabilities for issuers of debit cards. As the issuer of the Coinbase card, we are required to comply with the appropriate National Automated Clearing House Association, or NACHA, bylaws, operating rules, and agreements, as well as card network rules and guidelines. Additional new products and services that we offer may also impose additional obligations on us to comply with NACHA and card network obligations related to preventing fraud, money laundering, and IT security breaches.

Intellectual Property
The protection of our technology and intellectual property is an important aspect of our business. We rely upon a combination of patents, trademarks, trade secrets, copyrights, confidentiality procedures, contractual commitments, and other legal rights to establish and protect our intellectual property. We generally enter into agreements with our employees and consultants that contain confidentiality provisions to control access to, and invention or work product assignment provisions to clarify ownership of, our proprietary information. We may also in the future agree to license our patents to third parties as part of various patent pools and open patent projects.
As of June 30, 2020, we held 16 issued U.S. patents and had 74 U.S. patent applications pending. We also held one issued patent and four patent applications pending in foreign jurisdictions. Our U.S. issued patents expire between 2035 and 2040. As of June 30, 2020, we held 14 registered trademarks in the United States, including Coinbase, and also held 74 registered trademarks in foreign jurisdictions. We continually review our development efforts to assess the existence and patentability of new intellectual property. We intend to continue to file additional patent applications with respect to our technology and trademark applications with respect to our brands.
Intellectual property laws, procedures, and restrictions provide only limited protection and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed, or misappropriated. Further, the laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States, and, therefore, in certain jurisdictions, we may be unable to protect our proprietary technology.
Legal Proceedings
CFTC matter
In July 2017, the Enforcement Division of the CFTC commenced an investigation that has covered topics including a 2017 Ethereum market event, trades made in 2017 by one of our then-current employees, the listing of Bitcoin Cash on our platform, and the design and operation of certain algorithmic functions related to liquidity management on our platform. During the course of its investigation, the CFTC has issued subpoenas to us and certain of our directors, executive officers, and former employees, including testimony subpoenas, and other requests for information. We are cooperating fully with the investigation. See note 17 of the notes to our consolidated financial statements included elsewhere in this prospectus for additional information.
Other
We are and, from time to time, we may become, subject to various legal proceedings and regulatory investigation matters that arise in the ordinary course of our business. We are also subject to regulatory oversight by numerous state, federal, and foreign regulators. For example, in December 2019, the Attorney General for the State of California issued an investigative subpoena for documents covering our business practices and policies, customer complaints, asset launches, and certain of our ongoing litigation. We are cooperating fully with the investigation. Similarly, in September 2020, the Attorney General for the State of Massachusetts issued an investigative subpoena for documents covering our business practices and policies, customer complaints, certain transfers of crypto assets, and certain of our ongoing litigation. We intend to cooperate fully with the investigation. We are not presently a party to any other legal or regulatory proceedings that in the opinion of our management, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, financial condition, or cash flows.

MANAGEMENT
Executive Officers and Directors
The following table provides information regarding our executive officers and directors as of August 31, 2020:

Name	Age	Position(s)
Executive Officers
Brian Armstrong	37	Chief Executive Officer
Surojit Chatterjee.	46	Chief Product Officer
Emilie Choi	42	Chief Operating Officer
Paul Grewal	49	Chief Legal Officer
Alesia J. Haas	43	Chief Financial Officer
Non-Employee Directors
Christopher V. Dodds	60	Director
Frederick Ernest Ehrsam III	32	Director
Kathryn Haun	45	Director
Gokul Rajaram	46	Director
Fred Wilson	59	Director
__________________
(1)Member of the audit and compliance committee.
(2)Member of the compensation committee.
(3)Member of the nominating and corporate governance committee
Executive officers
Brian Armstrong is our co-founder and has served as our Chief Executive Officer and a member of our board of directors since our inception in May 2012. Before our founding, Mr. Armstrong served as a software engineer at Airbnb, Inc., an online marketplace company, from May 2011 to June 2012. From August 2003 to May 2012, Mr. Armstrong served as the founder and Chief Executive Officer of Universitytutor.com, an online tutoring directory and a subsidiary of Johnson Educational Technologies LLC. Mr. Armstrong also previously served as a consultant for the enterprise risk management division at Deloitte & Touche LLP, an accounting and consulting firm, from July 2005 to November 2005. In January 2020, Mr. Armstrong founded ResearchHub Technologies, Inc., a scientific research development platform, where he currently serves as Chief Executive Officer and a member of the board of directors. Mr. Armstrong holds a B.A. in Computer Science and Economics and an M.S. in Computer Science from Rice University. We believe Mr. Armstrong is qualified to serve on our board of directors because of the historical knowledge, operational expertise, leadership, and continuity that he brings to our board of directors as our co-founder and Chief Executive Officer.
Surojit Chatterjee has served as our Chief Product Officer since February 2020. From February 2017 to February 2020, Mr. Chatterjee served as Vice President of Product Management for Google Shopping at Google LLC, a multinational technology company and a subsidiary of Alphabet, Inc., a holding company. Mr. Chatterjee served as Senior Vice President and Head of Product at Flipkart Internet Private Limited, an e-commerce company, from October 2015 to February 2017. Prior to Flipkart, Mr. Chatterjee held various positions at Google, including Global Head of Product, Mobile Search Ads and AdSense for Search and Senior Product Manager, Mobile Search Ads, and served as Senior Product Manager at Symantec Corporation. Mr. Chatterjee holds a B. Tech in Computer Science and Engineering from the Indian Institute of Technology, Kharagpur, India, an M.S. in Computer Science from the State University of New York at Buffalo, and an M.B.A from the MIT Sloan School of Management.
Emilie Choi has served as our Chief Operating Officer since June 2019. Ms. Choi previously served as our Vice President of Business, Data and International, from March 2018 to June 2019. From December 2009 to March 2018, Ms. Choi served as the Vice President and Head of Corporate Development for LinkedIn Corporation, a professional networking site and, following its acquisition in December 2016, a subsidiary of Microsoft Corporation, a software company. From August 2007 to

December 2009, Ms. Choi served in various positions at Warner Bros. Entertainment Inc., a mass media and entertainment company, including as Director of Digital Business Strategy and Operations and Manager of Corporate Business Development and Strategy. Ms. Choi currently serves as a member of the board of directors of Naspers Limited, a global internet group, Prosus N.V., the international internet assets division of Naspers Limited, and ZipRecruiter, Inc., a jobs marketplace. Ms. Choi holds a B.A. in Economics from the Johns Hopkins University and an M.B.A from the Wharton School at the University of Pennsylvania.
Paul Grewal has served as our Chief Legal Officer since August 2020. Prior to joining us, Mr. Grewal served as Vice President and Deputy General Counsel of Facebook, Inc., a social media company, from June 2016 to August 2020. From December 2010 to June 2016, Mr. Grewal served as a U.S. Magistrate Judge for the U.S. District Court of the Northern District of California. Mr. Grewal was previously a partner at Howrey LLP and served as a Judicial Law Clerk for the U.S. Court of Appeals for the Federal Circuit and the U.S. District Court for the Northern District of Ohio. Mr. Grewal holds a S.B. in Civil and Environmental Engineering from the Massachusetts Institute of Technology and a J.D. from the University of Chicago Law School.
Alesia J. Haas has served as our Chief Financial Officer since April 2018. Prior to joining us, Ms. Haas served as the Chief Financial Officer for Sculptor Capital Management, Inc. (formerly Och Ziff Capital Management Group LLC), a global institutional alternative asset manager, from December 2016 to April 2018. Prior to that, Ms. Haas served in various leadership positions at OneWest Bank, N.A., a commercial bank, from March 2009 until shortly after its acquisition by CIT Group Inc. in December 2015, including most recently as its Chief Financial Officer from January 2013 until the acquisition. Ms. Haas currently serves as a member of the board of directors of ANGI Homeservices Inc., an internet services company, and previously served as a member of the board of directors of Sears Holding Corp., a retail holding company, from February 2016 to December 2016. Ms. Haas holds a B.S. in Business Administration from California Polytechnic State University, San Luis Obispo.
Non-employee directors
Christopher V. Dodds has served as a member of our board of directors since September 2018. Since May 2020, Mr. Dodds has served as Co-Founder and Managing Member of Crown Oak Advisors, LLC, a registered investment advisor. Since October 2014, Mr. Dodds has served as a Director of The Charles Schwab Corporation, a financial services firm. Since September 2018, Mr. Dodds has served as a senior advisor at The Cynosure Group, a private equity firm. Mr. Dodds previously served as a senior advisor at The Carlyle Group, a private equity firm, from November 2008 to June 2018. Prior to that, from 1986 to 2007, Mr. Dodds held several key positions, including Executive Vice President and Chief Financial Officer, at The Charles Schwab Corporation. Mr. Dodds holds a B.S. in Business from Clemson University and an M.B.A from the University of Pittsburgh. We believe Mr. Dodds is qualified to serve on our board of directors because of his extensive accounting and financial services expertise.
Frederick Ernest Ehrsam III is our co-founder and has served as a member of our board of directors since March 2013. Since June 2018, Mr. Ehrsam has served as co-founder and a Managing Partner at Paradigm, a crypto-focused investment firm. From November 2012 to January 2017, Mr. Ehrsam served as our President. Prior to our founding, Mr. Ehrsam was a foreign exchange trader at The Goldman Sachs Group, Inc., a multinational investment bank and financial services company, from July 2010 to June 2012. Mr. Ehrsam holds a B.S. in Computer Science and Economics from Duke University. We believe Mr. Ehrsam is qualified to serve on our board of directors because of the historical knowledge, operational expertise, leadership, and continuity that he brings to our board of directors as our co-founder as well as his understanding of the market dynamics and developments within the crypto asset industry.
Kathryn Haun has served as a member of our board of directors since May 2017. Since June 2018, Ms. Haun has served as a general partner at Andreessen Horowitz, a venture capital firm. Ms. Haun has also been a lecturer in management at the Stanford University Graduate School of Business since December 2017 and a lecturer in law at the Stanford Law School since January 2016. From September 2006 to May 2017, Ms. Haun held several key positions at the U.S. Department of Justice, including Assistant U.S. Attorney & Digital Currency Coordinator and Counselor to the Attorney General. Prior to that, Ms. Haun was an attorney at Sidley Austin LLP, a law firm, from 2001 to 2006. Ms. Haun holds a

B.A. in International Relations and Economics from Boston University and a J.D. from Stanford Law School. We believe Ms. Haun is qualified to serve as a member of our board of directors because of her deep understanding of the crypto asset market and the regulatory issues related thereto, and her experience in investing in and advising technology companies.
Gokul Rajaram has served as a member of our board of directors since August 2020. Since November 2019, Mr. Rajaram has served on the executive team of DoorDash, Inc., an on-demand prepared food delivery service. From July 2013 to October 2019, Mr. Rajaram held several key positions, including Caviar Lead and Register Lead, at Square, Inc., a financial technology company. Prior to Square, Mr. Rajaram served as Product Director of Ads at Facebook, Inc., a social media company, from August 2010 to June 2013. Mr. Rajaram was Co-Founder and Chief Executive Officer of Chai Labs Inc., a semantic technology startup, from December 2007 until it was acquired by Facebook in September 2010. From January 2003 to November 2007, Mr. Rajaram served as Product Management Director for Google AdSense, an online advertising company. Mr. Rajaram previously served as a member of the board of directors of RetailMeNot, Inc., a multinational company that maintained a collection of coupon websites, from October 2013 until it was acquired by Harland Clarke Holdings Corp., a payment and marketing services firm, in May 2017. Mr. Rajaram has served as a member of the board of directors of Trade Desk Inc., a global technology company focused on the digital advertising space, since May 2018, and as a member of the board of directors of Pinterest, Inc., an image sharing and social media service, since February 2020. Mr. Rajaram also currently serves on the board of directors of a privately held company. Mr. Rajaram holds a B. Tech in Computer Science from the Indian Institute of Technology Kanpur, a M.S. in Computer Science from the University of Texas, and an M.B.A. from the MIT Sloan School of Management. We believe Mr. Rajaram is qualified to serve as a member of our board of directors because of his extensive experience working with the management teams of a number of privately and publicly held companies and his knowledge and extensive experience with product development.
Fred Wilson has served as a member of our board of directors since January 2017. Since June 2003, Mr. Wilson has served as a Partner at Union Square Ventures, a venture capital firm. Mr. Wilson has also served as a Managing Partner at Flatiron Partners since June 1996. Mr. Wilson has served as a member of the board of directors of Etsy, Inc., an e-commerce website, since June 2007 and has served as the Chairman of the board of directors of Etsy since October 2014. Mr. Wilson also currently serves on the boards of directors of several privately-held companies. Mr. Wilson holds a S.B. in Mechanical Engineering from the Massachusetts Institute of Technology and an M.B.A from the Wharton School at the University of Pennsylvania. We believe Mr. Wilson is qualified to serve as a member of our board of directors because of his extensive experience in the venture capital industry, his knowledge of technology companies, and his deep understanding of our business and operations as one of our early investors.
Appointment of Officers
Our executive officers are appointed by, and serve at the discretion of, our board of directors. There are no family relationships among any of our executive officers or directors.
Board of Directors Composition
Our board of directors currently consists of six members with no vacancies. Pursuant to our amended and restated certificate of incorporation, as in effect prior to the effectiveness of the registration statement of which this prospectus forms a part, and amended and restated voting agreement, Ms. Haun and Messrs. Armstrong, Dodds, Ehrsam, Rajaram, and Wilson have been designated to serve as members of our board of directors. Pursuant to our amended and restated voting agreement (i) the seats occupied by Messrs. Armstrong and Ehrsam are elected by the holders of a majority of our Class A common stock and Class B common stock, voting exclusively and as a separate series, as the designees of the holders of our Class A common stock and Class B common stock and the holders our FF convertible preferred stock who provide services to us as officers; (ii) the seat occupied by Mr. Wilson is elected by the holders of a majority of our Series A convertible preferred stock, voting exclusively and as a separate series, as the designee of the holders of a majority of our Series A convertible preferred stock held by Union Square Ventures 2012 Fund, L.P.; (iii) the seat occupied by Mr. Rajaram is elected by the holders of a majority of our Series C convertible preferred stock, voting exclusively and as a separate series, as the designee of the holders of a majority of our Series C convertible preferred stock held by DFJ Growth 2013, L.P.; and

(iv) the seats occupied by Ms. Haun and Mr. Dodds are elected by the holders of a majority of our outstanding capital stock, excluding the Series E convertible preferred stock, voting together as a single class on an as-converted basis, with Ms. Haun as the designee of her fellow directors and Mr. Dodds as the designee of Mr. Armstrong.
The provisions of our amended and restated certificate of incorporation and the amended and restated voting agreement by which the directors are currently elected will terminate shortly following the effectiveness of the registration statement of which this prospectus forms a part and there will be no contractual obligations regarding the election of our directors. Each of our current directors will continue to serve until the election and qualification of his or her successor, or his or her earlier death, resignation, or removal.
Classified Board of Directors
In accordance with our restated certificate of incorporation that will be effective shortly following the effectiveness of the registration statement of which this prospectus forms a part, our board of directors will be divided into three classes with staggered three-year terms. Upon expiration of the term of a class of directors, directors for that class will be elected for three-year terms at the annual meeting of stockholders in the year in which that term expires. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Each director’s term will continue until the election and qualification of his or her successor, or his or her earlier death, resignation, or removal. Our directors will be divided among the three classes as follows:
•Class I directors, whose initial term will expire at the annual meeting of stockholders to be held in 2022, will consist of              and              ;
•Class II directors, whose initial term will expire at the annual meeting of stockholders to be held in 2023, will consist of              and              ; and
•Class III directors, whose initial term will expire at the annual meeting of stockholders to be held in 2024, will consist of              and              .
Our restated certificate of incorporation and restated bylaws that will be effective shortly following the effectiveness of the registration statement of which this prospectus forms a part, provide that only our board of directors may fill vacancies on our board. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.
The classification of our board of directors may have the effect of delaying or preventing changes in our control or management. See the section titled “Description of Capital Stock—Restated Certificate of Incorporation and Restated Bylaws Provisions” for additional information.
Director Independence
Our Class A common stock will be listed on the Nasdaq Global Select Market. Under the rules of Nasdaq, independent directors must comprise a majority of a listed company’s board of directors within a specified period of such company’s listing of its shares. In addition, rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation, and nominating and corporate governance committees be independent. Under Nasdaq rules, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.
Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (i) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (ii)

be an affiliated person of the listed company or any of its subsidiaries. We intend to satisfy the audit committee independence requirements of Rule 10A-3 as of the effectiveness of the registration statement of which this prospectus forms a part.
Our board of directors has undertaken a review of the independence of each director and considered whether each director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, our board of directors determined that Ms. Haun and Messrs. Dodds, Ehrsam, Rajaram, and Wilson are “independent directors” as defined under the applicable rules and regulations of the SEC and the listing requirements and rules of Nasdaq. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and current and prior relationships as they may relate to us and our management, including the beneficial ownership of our capital stock by each non-employee director and the transactions involving them described in the section titled “Certain Relationships and Related-Party Transactions.”
Committees of the Board of Directors
Our board of directors has established an audit and compliance committee, a compensation committee, and a nominating and corporate governance committee, each of which will have the composition and responsibilities described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Each committee will operate under a written charter approved by our board of directors that satisfies the applicable rules of the SEC and the listing standards of Nasdaq. Copies of each committee’s charter will be posted on the Investor Relations section of our website.
Audit and compliance committee
Our audit and compliance committee is comprised of              ,              , and              .              is the chairperson of our audit and compliance committee.              ,              and              each meet the requirements for independence under the current Nasdaq listing standards and SEC rules and regulations. In addition, our board of directors has determined that              is an “audit committee financial expert” as defined in Item 407(d) of Regulation S-K promulgated under the Securities Act. This designation does not impose on him any duties, obligations, or liabilities that are greater than are generally imposed on members of our audit and compliance committee and our board of directors. Each member of our audit and compliance committee is financially literate. Our audit and compliance committee is directly responsible for, among other things:
•selecting a firm to serve as the independent registered public accounting firm to audit our consolidated financial statements;
•ensuring the independence of the independent registered public accounting firm;
•discussing the scope and results of the audit with the independent registered public accounting firm and reviewing, with management and that firm, our interim and year-end operating results;
•establishing procedures for employees to anonymously submit concerns about questionable accounting or audit matters;
•considering the adequacy of our internal controls and internal audit function;
•inquiring about significant risks, reviewing our policies for risk assessment and risk management, and assessing the steps management has taken to control these risks;
•reviewing and overseeing our policies related to compliance risks;
•reviewing related party transactions that are material or otherwise implicate disclosure requirements; and

•approving or, as permitted, pre-approving all audit and non-audit services to be performed by the independent registered public accounting firm.
Compensation committee
Our compensation committee is comprised of              ,              , and              .              is the chairperson of our compensation committee. The composition of our compensation committee meets the requirements for independence under the current Nasdaq listing standards and SEC rules and regulations. Each member of this committee is a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act. Our compensation committee is responsible for, among other things:
•reviewing and approving, or recommending that our board of directors approve, the compensation and the terms of any compensatory agreements of our executive officers;
•reviewing and recommending to our board of directors the compensation of our directors;
•administering our stock and equity incentive plans;
•reviewing and approving, or making recommendations to our board of directors with respect to, incentive compensation and equity plans; and
•establishing our overall compensation philosophy.
Nominating and corporate governance committee
Our nominating and corporate governance committee is comprised of            and            .              is the chairperson of our nominating and corporate governance committee. The composition of our nominating and corporate governance committee meets the requirements for independence under the current Nasdaq listing standards and SEC rules and regulations. Our nominating and corporate governance committee is responsible for, among other things:
•identifying and recommending candidates for membership on our board of directors;
•recommending directors to serve on board committees;
•reviewing and recommending our corporate governance guidelines and policies;
•reviewing succession plans for senior management positions, including the chief executive officer;
•reviewing proposed waivers of the code of business conduct and ethics for directors, executive officers, and employees (with waivers for directors or executive officers to be approved by the board of directors);
•evaluating, and overseeing the process of evaluating, the performance of our board of directors and individual directors; and
•advising our board of directors on corporate governance matters.
Board Diversity
Each year, our nominating and corporate governance committee will review, with the board of directors, the appropriate characteristics, skills, and experience required for the board of directors as a whole and its individual members. In evaluating the suitability of individual candidates, our nominating and corporate governance committee will consider factors including, without limitation, an individual’s character, integrity, judgment, potential conflicts of interest, other commitments, and diversity. While we have no formal policy regarding board diversity for our board of directors as a whole nor for each individual member, the nominating and corporate governance committee does consider such factors as gender, race, ethnicity and experience, area of expertise, as well as other individual attributes that contribute to the total diversity of viewpoints and experience represented on the board of directors.

Code of Business Conduct and Ethics
In connection with this offering, our board of directors will adopt a code of business conduct and ethics that applies to all of our employees, officers, and directors. The full text of our code of business conduct and ethics will be posted on the Investor Relations section of our website. The reference to our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus. We intend to disclose future amendments to certain provisions of our code of business conduct and ethics, or waivers of these provisions, on our website or in public filings.
Compensation Committee Interlocks and Insider Participation
None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or during the year ended December 31, 2019 served, as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers serving on our board of directors or compensation committee.
Non-Employee Director Compensation
The table below provides information regarding the total compensation of the non-employee members of our board of directors who served on our board of directors during the year ended December 31, 2020. All compensation that we paid to Mr. Armstrong, our only employee director, is set forth in the table below in “Executive Compensation—2020 Summary Compensation Table.” Other than as set forth in the table and described more fully below, during the year ended December 31, 2020, we did not pay any fees to, make any equity awards or non-equity awards to, or pay any other compensation to the non-employee members of our board of directors.

Name	Fees Earned or Paid in Cash	Option Awards(1)	Stock Awards(1)	Total
Christopher V. Dodds	$	$	$	$
Frederick Ernest Ehrsam III
Kathryn Haun
Gokul Rajaram
Barry Schuler*
Fred Wilson
__________________
*Mr. Schuler resigned from our board of directors in August 2020
(1)The following table sets forth information the aggregate number of shares of our common stock underlying outstanding stock options held by our non-employee directors as of December 31, 2020 and the aggregate number of unvested shares of our common stock underlying outstanding stock options held by our non-employee directors as of December 31, 2020:

Name	Number of Shares Underlying Stock Options Granted in the Year Ended December 31, 2020	Number of Shares Underlying Stock Options Held as of December 31, 2020	Number of Shares Underlying Unvested Stock Options Held as of December 31, 2020
Christopher V. Dodds
Frederick Ernest Ehrsam III
Kathryn Haun
Gokul Rajaram
Barry Schuler
Fred Wilson
Before this offering, we did not have a formal policy to provide any cash or equity compensation to our non-employee directors for their service on our board of directors or committees of our board of directors. In connection with this offering, our board of directors expects to approve a non-employee director compensation policy, pursuant to which our non-employee directors will be eligible to receive certain cash retainers and equity awards.
Employee directors will receive no additional compensation for their service as a director.

EXECUTIVE COMPENSATION
As an “emerging growth company”, we have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies,” as such term is defined in the rules promulgated under the Securities Act. This section provides an overview of the compensation awarded to, earned by, or paid to each individual who served as our principal executive officer during the year ending December 31, 2020, and our next two most highly compensated executive officers in respect of their service to our company during the year ending December 31, 2020. We refer to these individuals as our named executive officers. Our named executive officers for the year ending December 31, 2020 who appear in the 2020 Summary Compensation Table are:
•Brian Armstrong, Chief Executive Officer;
•                    ; and
•                    .
2020 Summary Compensation Table
Compensation of our named executive officers for 2020 is not yet complete. Therefore, we do not know who our additional named executive officers will be for 2020. We intend to continue to evaluate the compensation paid to our executive officers in 2020 to determine who our additional named executive officers will be for 2020.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Brian Armstrong Chief Executive Officer	2020	1,000,000(1)
	2020
	2020
__________________
(1)Mr. Armstrong may elect to receive his salary, or a portion thereof, in the form of a crypto asset.
Equity Compensation
From time to time, we have granted equity awards in the form of stock options to our named executive officers, which are generally subject to vesting based on each of our named executive officer’s continued service with us. Each of our named executive officers currently holds outstanding stock options to purchase shares of our Class A common stock and Class B common stock that were granted under our 2013 Plan or 2019 Plan, as set forth in the “—Outstanding Equity Awards at Year-End Table” below.
Executive Employment Arrangements
Brian Armstrong is currently not party to an employment agreement. For 2020, Mr. Armstrong had an annual base salary of $1,000,000. We do not provide annual cash bonuses to our named executive officers. We intend to enter into new employment agreements with our named executive officers and certain other senior management personnel in connection with this offering. We expect that each of these agreements will provide for at-will employment and include each named executive officer’s base salary, an annual incentive bonus opportunity, and standard employee benefit plan participation.
Potential Payments upon Change of Control
Each of our officers, including our named executive officers, has also entered into a participation agreement pursuant to which he or she has become a beneficiary of our Change of Control and Severance Policy, or the COC Policy. Pursuant to the COC Policy and their respective participation agreements, in the event that the named executive officer is terminated without “cause” or resigns for “good reason” within three months before or 12 months following a “change of control” of the company (as such terms are defined in the COC Policy), he or she will be entitled to: (i) an amount equal to twelve months of his or her base salary at the rate in effect immediately prior to such termination, payable in a cash lump-sum, and (ii) to the extent the named executive officer timely elects to receive continued coverage under our group-healthcare plans, we will continue to pay the employer portion of the participant’s premium payments for such continued coverage for a period ending on the earlier of (x) 12 months following the termination date and (y) the date that the named executive officer becomes eligible for coverage under another employer’s plans. In addition, each of the named executive officer’s outstanding equity awards will become vested and exercisable, as applicable, with respect to 100% of the underlying shares, with any performance criteria deemed achieved at the greater of 100% of target or actual projected performance. All such severance payments and benefits are subject to each named executive officer’s execution of a general release of claims against us.
Outstanding Equity Awards at Year-End Table
The following table sets forth information regarding outstanding equity awards held by our named executive officers as of December 31, 2020. For additional information regarding incentive plan awards, please refer to “—Current and Prior Equity Plans” below.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Brian Armstrong

2020 CEO Performance Award
In August 2020, the board of directors, with participation by every independent member of the board, granted the 2020 CEO Performance Award to Mr. Armstrong. We believe the 2020 CEO Performance award serves to align Mr. Armstrong’s interests with those of our stockholders by creating a strong and visible link between Mr. Armstrong’s incentives and the company’s long-term performance.
The 2020 CEO Performance Award is comprised of a 10-year term stock option to purchase 9,293,911 shares of our Class A common stock, which was equivalent to 3.8% of the issued and outstanding shares of our capital stock at the time of grant. The award has an exercise price of $23.46 per share, which the board of directors determined was equal to the fair market value of our Class A common stock on the date of grant. The stock option is earned upon the achievement of performance conditions based on the Class A common stock price targets set forth in the table below during the term of the stock option at any time following the effectiveness of this registration statement, based on the volume weighted average price of our shares of Class A common stock as reported on the Nasdaq Global Select Market at or above the price target for 60 consecutive trading days at any time during the term of the award, and upon certification by the compensation committee of the achievement of the stock price targets. Vesting may occur sequentially or concurrently. Except under limited circumstances, Mr. Armstrong must continue to lead the company as our CEO, at the time each stock price target milestone is met in order for the corresponding tranche to vest.
We believe the performance conditions associated with the 2020 CEO Performance Award are extremely rigorous and appropriately align Mr. Armstrong’s incentives with the interests of our stockholders. The award only begins vesting after approximately 750% stock price growth from the exercise price, and would not fully vest until approximately 1,600% stock price growth.

Class A Common Stock Price Target($)	Percentage of Total Option Vested(%)	Relative Share Price Growth(%)
$200	34.0%	~750%
$240	13.2%	~925%
$280	13.2%	~1,000%
$320	13.2%	~1,265%
$360	13.2%	~1,435%
$400	13.2%	~1,600%
In the event of an acquisition (as defined in the stock option award agreement governing the 2020 CEO Performance Award) of the company, the stock price target milestones will instead be based on the consideration received per share by holders of our Class A common stock in connection with the closing of the acquisition, without giving effect to any contingent payments, effective immediately prior to the effective time of the acquisition transaction. The stock option award agreement governing the 2020 CEO Performance Award supersedes any benefits Mr. Armstrong may otherwise be entitled to under the COC Policy with respect to the 2020 CEO Performance Award.
In the event of a termination by us without “cause,” due to Mr. Armstrong’s resignation for “good reason” or due to Mr. Armstrong’s death or “disability” (each as defined in the stock option award agreement governing the 2020 CEO Performance Award) or in the event that we and Mr. Armstrong agree that he will serve as an employee and in the capacity of an executive chairman (and not as CEO), a specified percentage of the unvested shares subject to the 2020 CEO Performance Award will remain outstanding and eligible to vest in accordance with the stock price target milestones with such specified percentage dependent on the length of service between the grant date of the 2020 CEO Performance Award and Mr. Armstrong’s service as the CEO of the company. In the event of a termination outside of these circumstances, all unvested shares at the time of the termination will be forfeited. To the extent vested and exercisable, shares subject to the 2020 CEO Performance Award may be exercised by Mr. Armstrong until the earlier of seven years following his termination, the expiration date of the 2020 CEO Performance Award, or an acquisition of the company.
Mr. Armstrong must hold any shares that he acquires pursuant to the 2020 CEO Performance Award for one year following the date on which such shares became vested or, if earlier, upon an acquisition of the company, except to satisfy certain tax withholding obligations, or the 10-year term stock option.
The compensation committee does not anticipate making additional equity awards to Mr. Armstrong, although it reserves the authority to do so should it determine doing so would be in the best interest of the company’s stockholders.
Employee Benefit Plans
We believe that our ability to grant equity-based awards is a valuable compensation tool that enables us to attract, retain, and motivate our employees, consultants, and directors by aligning their financial interests with those of our stockholders. The principal features of our equity incentive plans are summarized below. Our compensation committee, or our board of directors in place of the compensation committee, has authority to administer these plans. These summaries are qualified in their entirety by reference to the actual text of the plans, which are filed as exhibits to the registration statement of which this prospectus forms a part.
Current and Prior Equity Plans
2013 stock plan
Our 2013 Stock Plan, or the 2013 Plan, was initially adopted by the board of directors of our subsidiary, Coinbase, Inc., and approved by stockholders in April 2013. The 2013 Plan was subsequently assumed by Coinbase Global, Inc. in connection with our restructuring in April 2014 whereby Coinbase, Inc. became a subsidiary of Coinbase Global, Inc., and has been amended and restated from time to time. The 2013 Plan was terminated and succeeded by our 2019 Plan (described below) in July 2019. No awards were granted following the termination of the 2013 Plan and awards outstanding as of such date continue to be subject to the terms and conditions of the 2013 Plan and their applicable award agreements until such awards are exercised or until they terminate or expire by their terms.
Outstanding awards under the 2013 plan. As of June 30, 2020, (i) options to purchase 4,209,073 Class A shares of our common stock remained outstanding, with a weighted-average exercise price of $17.38 per share and (ii) options to purchase 24,119,825 Class B shares of our common stock remained outstanding, with a weighted-average exercise price of $3.44 per share. As of June 30, 2020, the foregoing included 52,501 shares of our Class B common stock subject to repurchase pursuant to the early-exercise of stock options granted under the 2013 Plan.
2019 equity incentive plan
Our 2019 Equity Incentive Plan, or the 2019 Plan, was initially adopted by our board of directors and approved by our stockholders in July 2019, as a successor to our 2013 Plan. We expect to terminate the 2019 Plan and will cease granting awards thereunder upon the effective date of our 2021 Equity Incentive Plan (described below), which is the date immediately prior to the effective date of the registration statement of which this prospectus forms a part. Any outstanding awards will continue to be subject to the terms of the 2019 Plan and their applicable award agreements until such awards are exercised or until they terminate or expire by their terms.
Outstanding awards under the 2019 plan. As of June 30, 2020, we had 33,779,364 shares of our Class A common stock reserved for issuance pursuant to grants under our 2019 Plan of which 16,691,892 shares remained available for grant. As of June 30, 2020, options to purchase 17,086,704 Class A shares of our common stock remained outstanding, with a weighted-average exercise price of $18.54 per share. As of June 30, 2020, we had no shares of our Class A common stock outstanding following the early exercise of options granted under our 2019 Plan and that are subject to repurchase.
Option terms. Options granted under the 2013 Plan and 2019 Plan, collectively the Prior Plans, include both (i) incentive stock options, intended to qualify for tax treatment under Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, which may be granted only to employees and (ii) nonqualified stock options, which may be granted to our employees, directors and consultants. Pursuant to the Prior Plans, options must be granted with a per share exercise price at least equal to the fair market value of each underlying share as of the date of grant and the per share exercise price of incentive stock options granted to any individual who holds, directly or by attribution, more than ten percent of the total combined voting power of all classes of our capital stock as of the date of grant must be at least 110% the fair market value of each underlying share as of the date of grant.
Options granted under the Prior Plans generally vest subject to continued service. The administrator may provide for options to be exercised only as they vest or to be immediately exercisable, with any shares issued on exercise being subject to our right of repurchase that lapses as the shares vest. In the event of a participant’s termination of service, an option is generally exercisable, to the extent vested, for a period of 12 months in the case of termination due to the participant’s death or disability, or such longer or shorter period as the administrator may provide, but in any event no later than the expiration date of the stock option. Stock options generally terminate upon a participant’s termination of employment for cause. The maximum permitted term of options granted under our Prior Plans is ten years from the date of grant, except that the maximum permitted term of incentive stock options granted to an individual who owns more than ten percent of the total combined voting power of all classes of our capital stock as of the date of grant is five years.
Change in control. In the event that we are subject to a merger or other combination constituting a change in control as defined in each of the Prior Plans, outstanding awards may be (i) continued by the company, if we are the surviving corporation; (ii) assumed by the surviving corporation or its parent; (iii) substituted by the surviving corporation or its parent; (iv) the cancellation of such awards and a payment to the participants equal to the excess of the fair market value of the shares subject to such awards (as determined under the respective plan), over the exercise price or purchase price for the shares subject to such awards, in cash, cash equivalents, or securities of the successor entity, or (v) cancelled without payment of any consideration. Awards need not be treated in an identical manner and may be accelerated in full or in part in the discretion of the administrator.

Adjustments. In the event of a stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification or other change in our capital structure affecting our shares of Class A common stock without consideration, proportional adjustments will, to the extent determined appropriate by the administrator, be made to (i) the number of shares reserved for issuance under our 2019 Plan, and (ii) the exercise prices, number and class of shares subject to outstanding awards under the Prior Plans, subject to any required action by our board or our stockholders and compliance with applicable laws.
Exchange, repricing and buyout of awards. Under the 2019 Plan, the administrator may, at any time with the consent of the respective participants, issue new awards in exchange for the surrender and cancellation of outstanding awards. Further, under the Prior Plans, the administrator may without stockholder approval (i) offer to exchange outstanding options for options with a lower exercise price, cash, shares, or other property, or (ii) amend options to decrease the exercise price, subject to the terms of the Prior Plans.
Limited transferability. Unless otherwise determined by the administrator, awards under the Prior Plans generally may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will, the laws of descent and distribution.
2021 equity incentive plan
In          2021, our board of directors and our stockholders approved our 2021 Equity Incentive Plan, or the 2021 Plan, as a successor to our 2019 Plan that will become effective on the date immediately prior to the effectiveness of the registration statement of which this prospectus forms a part. The 2021 Plan authorizes the award of both stock options, which are intended to qualify for tax treatment under Section 422 of the Code, and nonqualified stock options, as well for the award of restricted stock awards, or RSAs, stock appreciation rights, or SARs, restricted stock units, or RSUs, and performance and stock bonus awards. Pursuant to the 2021 Plan, incentive stock options may be granted only to our employees. We may grant all other types of awards to our employees, directors, and consultants.
Shares reserved. We have initially reserved           shares of our Class A common stock, plus any reserved shares not issued or subject to outstanding grants under the 2019 Plan on the effective date of the 2021 Plan, for issuance pursuant to awards granted under our 2021 Plan. The number of shares reserved for issuance under our 2021 Plan will increase automatically on January 1 of each of 2022 through 2031 by the number of shares equal to     % of the aggregate number of outstanding shares of all classes of our common stock as of the immediately preceding December 31, or a lesser number as may be determined by our compensation committee, or by our board of directors acting in place of our compensation committee.
In addition, the shares set forth below will again be available for issuance pursuant to awards granted under our 2021 Plan:
•shares subject to options or SARs granted under our 2021 Plan that cease to be subject to the option or SAR for any reason other than exercise of the option or SAR;
•shares subject to awards granted under our 2021 Plan that are subsequently forfeited or repurchased by us at the original issue price;
•shares subject to awards granted under our 2021 Plan that otherwise terminate without such shares being issued;
•shares subject to awards granted under our 2021 Plan that are surrendered, cancelled, or exchanged for cash or a different award (or combination thereof);
•shares issuable upon the exercise of options or subject to other awards granted under our Prior Plans that cease to be subject to such options or other awards, by forfeiture or otherwise, after the effective date of the 2021 Plan;
•shares subject to awards granted under our Prior Plans that are forfeited or repurchased by us at the original price after the effective date of the 2021 Plan; and

•shares subject to awards under our Prior Plans or our 2021 Plan that are used to pay the exercise price of an option or withheld to satisfy the tax withholding obligations related to any award.
The shares of Class B common stock underlying awards granted under the 2013 Plan that are forfeited, canceled, or otherwise returned to the 2021 Plan pursuant to the foregoing will be converted to shares of our Class A common stock before becoming available for grant and issuance under the 2021 Plan.
Administration. Our 2021 Plan will be administered by our compensation committee, or by our board of directors acting in place of our compensation committee. Subject to the terms and conditions of the 2021 Plan, the administrator will have the authority, among other things, to select the persons to whom awards may be granted, construe and interpret our 2021 Plan as well as to determine the terms of such awards and prescribe, amend and rescind the rules and regulations relating to the plan or any award granted thereunder. The 2021 Plan provides that the administrator may delegate its authority, including the authority to grant awards, to one or more executive officers to the extent permitted by applicable law, provided that awards granted to non-employee directors may only be determined by our board of directors.
Options. The 2021 Plan provides for the grant of both incentive stock options intended to qualify under Section 422 of the Code, and nonqualified stock options to purchase shares of our Class A common stock at a stated exercise price. Incentive stock options may only be granted to employees, including officers and directors who are also employees. The exercise price of stock options granted under the 2021 Plan must be at least equal to the fair market value of our Class A common stock on the date of grant. Incentive stock options granted to an individual who holds, directly or by attribution, more than ten percent of the total combined voting power of all classes of our capital stock must have an exercise price of at least 110% the fair market value of our Class A common stock on the date of grant.
Options may vest based on service or achievement of performance conditions, as determined by the administrator. The administrator may provide for options to be exercised only as they vest or to be immediately exercisable, with any shares issued on exercise being subject to our right of repurchase that lapses as the shares vest. In the event of a participant’s termination of service, an option is generally exercisable, to the extent vested, for a period of 12 months in the case of termination due to the participant’s death or disability, or such longer or shorter period as the administrator may provide, but in any event no later than the expiration date of the stock option. Stock options generally terminate upon a participant’s termination of employment for cause. The maximum term of options granted under our 2021 Plan is ten years from the date of grant, except that the maximum permitted term of incentive stock options granted to an individual who holds, directly or by attribution, more than ten percent of the total combined voting power of all classes of our capital stock is five years from the date of grant.
Restricted stock awards. An RSA is an offer by us to grant or sell shares of our Class A common stock subject to restrictions, which may lapse based on the satisfaction of service or achievement of performance conditions. The price, if any, of an RSA will be determined by the administrator. Holders of RSAs, unlike holders of options, will have the right to vote and any dividends or distributions paid with respect to such shares be subject to the same vesting terms and other restrictions as the RSA and will be accrued and paid when the vesting terms on such shares lapse. Unless otherwise determined by the administrator, vesting will cease on the date the participant no longer provides services to us and unvested shares may be forfeited to or repurchased by us.
Stock appreciation rights. A SAR provides for a payment, in cash or shares of our Class A common stock (up to a specified maximum of shares, if determined by the administrator), to the participant based upon the difference between the fair market value of our Class A common stock on the date of exercise and a predetermined exercise price, multiplied by the number of shares. The exercise price of a SAR must be at least the fair market value of a share of our Class A common stock on the date of grant. SARs may vest based on service or achievement of performance conditions. No SAR may have a term that is longer than ten years from the date of grant.

Restricted stock units. RSUs represent the right to receive the value of shares of our Class A common stock at a specified date in the future and may be subject to vesting based on service or achievement of performance conditions. RSUs may be settled in cash, shares of our common stock or a combination of both as soon as practicable following vesting or on a later date subject to the terms of the 2021 Plan. No RSU may have a term that is longer than ten years from the date of grant.
Performance awards. Performance awards granted pursuant to the 2021 Plan may be in the form of a cash bonus, or an award of performance shares or performance units denominated in shares of our Class A common stock that may be settled in cash, property or by issuance of those shares, subject to the satisfaction or achievement of specified performance conditions.
Stock bonus awards. A stock bonus award provides for payment in the form of cash, shares of our Class A common stock or a combination thereof, based on the fair market value of shares subject to such award as determined by the administrator. The awards may be granted as consideration for services already rendered, or at the discretion of the administrator, may be subject to vesting restrictions based on continued service or performance conditions.
Dividend equivalents rights. Dividend equivalent rights may be granted at the discretion of the administrator and represent the right to receive the value of dividends, if any, paid by us in respect of the number of shares of our Class A common stock underlying an award. Dividend equivalent rights will be subject to the same vesting or performance conditions as the underlying award and will be paid only when the underlying award becomes vested or may be deemed to have been reinvested by the company. Dividend equivalent rights, if any, will be credited to participants in the form of additional whole shares.
Change of control. Our 2021 Plan provides that, in the event of a corporate transaction that constitutes a change of control of our company under the terms of the plan, outstanding awards will be subject to the agreement evidencing the change of control, which need not treat all outstanding awards in an identical manner, and may include one or more of the following: (i) the continuation of the outstanding awards; (ii) the assumption of the outstanding awards by the surviving corporation or its parent; (iii) the substitution by the surviving corporation or its parent of new options or equity awards for the outstanding awards; (iv) the full or partial acceleration of exercisability or vesting or lapse of the company’s right to repurchase or other terms of forfeiture and accelerated expiration of the award; or (v) the settlement of the full value of the outstanding awards (whether or not then vested or exercisable) in cash, cash equivalents, or securities of the successor entity with a fair market value equal to the required amount, as determined in accordance with the 2021 Plan, which payments may be deferred until the date or dates the award would have become exercisable or vested. Notwithstanding the foregoing, upon a change in control the vesting of all awards granted to our non-employee directors will accelerate and such awards will become exercisable, to the extent applicable, and vested in full immediately prior to the consummation of the change of control.
Adjustment. In the event of a change in the number of outstanding shares of our Class A common stock without consideration by reason of a stock dividend, extraordinary dividend or distribution, recapitalization, stock split, reverse stock split, subdivision, combination, consolidation reclassification, spin-off or similar change in our capital structure, proportional adjustments will be made to (i) the number of shares reserved for issuance under our 2021 Plan; (ii) the exercise prices, number and class of shares subject to outstanding options or SARs; and (iii) the number and class of shares subject to other outstanding awards, subject to any required action by the board or our stockholders and compliance with applicable laws.
Exchange, repricing and buyout of awards. The administrator may, without prior stockholder approval, (i) reduce the exercise price of outstanding options or SARs without the consent of any participant and (ii) pay cash or issue new awards in exchange for the surrender and cancellation of any, or all, outstanding awards, subject to the consent of any affected participant to the extent required by the terms of the 2021 Plan.
Director compensation limits. No non-employee director may receive awards under our 2021 Plan with a grant date value that when combined with cash compensation received for his or her service as a

director, exceed $     in a calendar year or $     in the calendar year of his or her initial services as a non-employee director on our board of directors.
Clawback; transferability. All awards will be subject to clawback or recoupment pursuant to any compensation clawback or recoupment policy adopted by our board of directors or required by law during the term of service of the participant, to the extent set forth in such policy or applicable agreement. Except in limited circumstances, awards granted under our 2021 Plan may generally not be transferred in any manner other than by will or by the laws of descent and distribution.
Sub-plans. Subject to the terms of the 2021 Plan, the plan administrator may establish a sub-plan under the 2021 Plan and/or modify the terms of awards granted to participants outside of the United States to comply with any laws or regulations applicable to any such jurisdiction.
Amendment and termination. Our board of directors or compensation committee may amend our 2021 Plan at any time, subject to stockholder approval as may be required. Our 2021 Plan will terminate ten years from the date our board of directors adopts the plan, unless it is terminated earlier by our board of directors. No termination or amendment of the 2021 Plan may adversely affect any then-outstanding award without the consent of the affected participant, except as is necessary to comply with applicable laws or as otherwise provided by the terms of the 2021 Plan.
2021 employee stock purchase plan
In          2021, our board of directors and our stockholders approved our 2021 Employee Stock Purchase Plan, or ESPP, that will become effective upon the date the registration statement of which this prospectus forms a part becomes effective to enable eligible employees to purchase shares of our common stock with accumulated payroll deductions. Our ESPP is intended to qualify under Section 423 of the Code, provided that the administrator may adopt sub-plans under the ESPP designed to be outside of the scope of Section 423 for participants who are non-US residents.
We have initially reserved          shares of our Class A common stock for issuance and sale under the ESPP. The number of shares reserved for issuance and sale under our ESPP will increase automatically on January 1 of each of 2022 through 2031 by the number of shares equal to     % of the aggregate number of outstanding shares of all classes of our common stock as of the immediately preceding December 31, or a lesser number as may be determined by our compensation committee, or by our board of directors acting in place of our compensation committee. Subject to stock splits, recapitalizations, or similar events, no more than          shares of our Class A common stock may be issued over the term of the ESPP.
Administration. Our ESPP will be administered by our compensation committee, or by our board of directors acting in place of our compensation committee, subject to the terms and conditions of the ESPP. Among other things, the administrator will have the authority to determine eligibility for participation in the ESPP, designate separate offerings under the plan, and construe, interpret and apply the terms of the plan.
Eligibility. Employees eligible to participate in any offering pursuant to the ESPP generally include any employee that is employed by us or certain of our designated subsidiaries at the beginning of the offering period. However, the administrator may exclude employees who have been employed for less than two years, are customarily employed for 20 hours or less per week, are customarily employed for five months or less in a calendar year or certain highly-compensated employees as determined in accordance with applicable tax laws. In addition, any employee who owns (or is deemed to own because of attribution rules) 5% or more of the total combined voting power or value of all classes of our capital stock, or the capital stock of one of our qualifying subsidiaries, or who will own such amount because of participation in the ESPP, will not be eligible to participate in the ESPP. The administrator may impose additional restrictions on eligibility from time to time.
Offerings. Under our ESPP, eligible employees will be offered the option to purchase shares of our Class A common stock at a discount over a series of offering periods through accumulated payroll deductions over the period. Each offering period may itself consist of one or more purchase periods. No offering period may be longer than 27 months. The purchase price for shares purchased under the ESPP during any given purchase period will be 85% of the lesser of the fair market value of our common stock on (i) the first trading day of the applicable offering period or (ii) the last trading day of the purchase period.
No participant may purchase more than          shares of our Class A common stock during any one purchase period, and may not subscribe for more than $25,000 in fair market value of shares of our common stock (determined as of the date the offering period commences) in any calendar year in which the offering is in effect. The administrator in its discretion, may set a lower maximum number of shares which may be purchased.
Adjustments upon recapitalization. If the number of outstanding shares of our common stock is changed by stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification or similar change in our capital structure without consideration, then the administrator will proportionately adjust the number and class of common stock that is available under the ESPP, the purchase price and number of shares any participant has elected to purchase as well as the maximum number of shares which may be purchased by participants.
Change of control. If we experience a change of control transaction as determined under the terms of the ESPP, any offering period then in effect will be shortened and terminated on a final purchase date established by the administrator. The final purchase date will occur on or prior to the effective date of change of control transaction, and our ESPP will terminate on the closing of the change of control.
Transferability. Participants may generally not assign, transfer, pledge or otherwise dispose of payroll deductions credited to his or her account, or any rights with regard to an election to purchase shares pursuant to the ESPP other than by will or the laws of descent or distribution.
Amendment; termination. The board or compensation committee may amend, suspend or terminate the ESPP at any time without stockholder consent, except as to the extent such amendment would increase the number of shares available for issuance under the ESPP, change the class or designation of employees eligible for participation in the plan or otherwise as required by law. If the ESPP is terminated, the administrator may elect to terminate all outstanding offering periods immediately, upon next purchase date (which be sooner that originally scheduled) or upon the last day of such offering period. If any offering period is terminated prior to its scheduled completion, all amounts credited to participants which have not been used to purchase shares will be returned to participants as soon as administratively practicable. Unless earlier terminated, the ESPP will terminated upon the earlier to occur of the issuance of all shares of common stock reserved for issuance under the ESPP, or the 10th anniversary of the effective date.
Welfare and other benefits
We provide health, dental, vision, life, and disability insurance benefits to our named executive officers, on the same terms and conditions as provided to all other eligible U.S. employees.
We also sponsor a broad-based 401(k) plan intended to provide eligible U.S. employees with an opportunity to defer eligible compensation up to certain annual limits. As a tax-qualified retirement plan, contributions (if any) made by us are deductible by us when made, and contributions and earnings on those amounts are generally not taxable to the employees until withdrawn or distributed from the 401(k) plan. Our named executive officers are eligible to participate in our employee benefit plans, including our 401(k) plan, on the same basis as our other employees.
Limitations on Liability and Indemnification Matters
Our restated certificate of incorporation that will become effective shortly following the effectiveness of the registration statement of which this prospectus forms a part contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by the DGCL.
Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:
•any breach of the director’s duty of loyalty to us or our stockholders;

•any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or
•any transaction from which the director derived an improper personal benefit.
Our restated certificate of incorporation that will become effective shortly following the effectiveness of the registration statement of which this prospectus forms a part will require us to indemnify our directors and officers to the maximum extent not prohibited by the DGCL and allow us to indemnify other employees and agents as set forth in the DGCL. Subject to certain limitations, our restated bylaws also require us to advance expenses incurred by our directors and officers for the defense of any action for which indemnification is required or permitted.
We have entered, and intend to continue to enter, into separate indemnification agreements with our directors, officers, and certain of our other employees, in addition to the indemnification provided for in our restated certificate of incorporation and restated bylaws. These agreements, among other things, require us to indemnify our directors, officers, and key employees for certain expenses, including attorneys’ fees, judgments, penalties, fines, and settlement amounts actually incurred by these individuals in any action or proceeding arising out of their service to us or any of our subsidiaries or any other company or enterprise to which these individuals provide services at our request. Subject to certain limitations, our indemnification agreements also require us to advance expenses incurred by our directors, officers, and key employees for the defense of any action for which indemnification is required or permitted. From time to time we have indemnified and may in the future indemnify our directors and officers pursuant to these indemnification agreements in connection legal or regulatory proceedings.
We believe that provisions of our restated certificate of incorporation, restated bylaws, and indemnification agreements are necessary to attract and retain qualified directors, officers, and key employees. We also maintain directors’ and officers’ liability insurance.
The limitation of liability and indemnification provisions in our restated certificate of incorporation and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers, or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
In addition to the compensation arrangements discussed in the sections titled “Management” and “Executive Compensation,” the following is a description of each transaction since January 1, 2018 and each currently proposed transaction in which:
•we have been or are to be a participant;
•the amount involved exceeded or will exceed $120,000; and
•any of our directors, executive officers, or holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.
Equity Financings
Series E convertible preferred stock financing
From October 2018 through December 2018, we sold an aggregate of 8,831,952 shares of our Series E convertible preferred stock at a purchase price of $36.1922 per share, for an aggregate purchase price of $319.6 million. Each share of Series E convertible preferred stock will convert automatically into one share of our Class A common stock upon the effectiveness of the registration statement of which this prospectus forms a part.
The following table summarizes the Series E convertible preferred stock purchased by entities affiliated with certain of our directors, and holders of more than 5% of our capital stock and their affiliated entities:

Stockholder	Shares of Series E Convertible Preferred Stock	Total Purchase Price
Entities affiliated with Andreessen Horowitz(1)	27,630	$999,990
__________________
(1)Andreessen Horowitz and its affiliates beneficially own more than 5% of our outstanding capital stock. Kathryn Haun, a member of our board of directors, is a General Partner at Andreessen Horowitz.
Stock Transfers
2018 transfers
In December 2018, Brian Armstrong and Frederick Ernest Ehrsam III, members of our board of directors, and with respect to Mr. Armstrong, our Chief Executive Officer, each sold an aggregate of 226,218 shares of our Class B common stock at a purchase price of $32.5729 per share to certain accredited investors, for an aggregate purchase price of $7.4 million each, which shares were automatically converted into an equivalent number of shares of our Class A common stock upon completion of such sale.
2019 transfers
In September 2019, an entity affiliated with Andreessen Horowitz, a holder of more than 5% of our outstanding capital stock and where Kathryn Haun, a member of our board of directors, is a general partner, purchased an aggregate of 100,000 shares of our outstanding convertible preferred stock from an existing stockholder, at a purchase price of $22.00 per share, for an aggregate purchase price of $2.2 million, which shares were converted into an equivalent number of shares of our Class A common stock upon the completion of such purchase.
In October 2019, entities affiliated with Ribbit Capital, a holder of more than 5% of our capital stock, sold, at a purchase price of $23.00 per share, (i) an aggregate of 1,864,094 shares of our convertible preferred stock to entities affiliated with Andreessen Horowitz, a holder of more than 5% of our capital stock and where Ms. Haun, a member of our board of directors, is a general partner, for an aggregate purchase price of $42.9 million and (ii) an aggregate of 93,205 shares of our convertible preferred stock to an unrelated accredited investor for an aggregate purchase price of $2.1 million, in each case, which shares were converted into an equivalent number of shares of our Class A common stock upon the completion of such purchase.
In October 2019, entities affiliated with Union Square Ventures, a holder of more than 5% of our outstanding capital stock and where Fred Wilson, a member of our board of directors, is a partner, sold, at a purchase price of $23.00 per share, (i) to entities affiliated with Andreessen Horowitz, a holder of more than 5% of our capital stock and where Ms. Haun, a member of our board of directors, is a general partner, an aggregate of 2,483,731 shares of our convertible preferred stock, for an aggregate purchase price of $57.1 million, and (ii) to an unrelated accredited investor, an aggregate of 124,186 shares of our convertible preferred stock, for an aggregate purchase price of $2.9 million, in each case, which shares were converted into an equivalent number of shares of our Class A common stock upon the completion of such purchase.
In November 2019, Paradigm Fund L.P., a holder of more than 5% of our outstanding Class A common stock and where Mr. Ehrsam, a member of our board of directors, is a managing partner, purchased, at a purchase price of $23.00 per share, an aggregate of (i) 745,119 shares of our convertible preferred stock from entities affiliated with Union Square Ventures, a holder of more than 5% of our capital stock and where Mr. Wilson, a member of our board of directors, is a partner, for an aggregate purchase price of $17.1 million and (ii) 559,228 shares of our convertible preferred stock from an entity affiliated with Ribbit Capital, a holder of more than 5% of our capital stock, for an aggregate purchase price of $12.9 million, in each case, which shares were converted into an equivalent number of shares of our Class A common stock upon the completion of such purchase.
2020 transfers
In August 2020, entities affiliated with Union Square Ventures, a holder of more than 5% of our outstanding capital stock and where Mr. Wilson, a member of our board of directors, is a partner, sold, at a purchase price of $28.83 per share, an aggregate of 1,040,582 shares of our convertible preferred stock to Paradigm Fund L.P., a holder of more than 5% of our capital stock and where Mr. Ehrsam, a member of our board of directors, is a managing partner, for an aggregate purchase price of $30.0 million, which shares were converted into an equivalent number of shares of our Class A common stock upon the completion of such purchase.
In September 2020, entities affiliated with Union Square Ventures, a holder of more than 5% of our outstanding capital stock and where Mr. Wilson, a member of our board of directors, is a partner, sold, at a purchase price of $28.83 per share, an aggregate of 1,040,582 shares of our convertible preferred stock to entity affiliated with Andreessen Horowitz, a holder of more than 5% of our capital stock and where Ms. Haun, a member of our board of directors, is a general partner, for an aggregate purchase price of $30.0 million, which shares were converted into an equivalent number of shares of our Class A common stock upon the completion of such purchase.
Exchange Offer
Prior to this offering, we intend to commence an exchange offer pursuant to which we will offer certain of our existing securityholders, including our directors, executive officers, and holders of more than 5% of our capital stock, and their affiliates, the opportunity to irrevocably elect to convert a portion of their existing holdings of Series FF, Series A, Series B, Series C, Series D, and Series E convertible preferred stock and Class A common stock and Class B common stock for Class T common stock, on a one-for-one basis, with such conversion effective shortly following the effectiveness of the registration statement of which this prospectus forms a part.
Investors’ Rights Agreement
In October 2018, we entered into our amended and restated investors’ rights agreement, or IRA, with certain holders of our convertible preferred stock, including entities affiliated with certain of our executive officers and directors and holders of more than 5% of our capital stock. These stockholders are entitled to rights with respect to the registration of their shares following the effectiveness of the registration statement of which this prospectus forms a part. For a description of these registration rights, see the section titled “Description of Capital Stock—Registration Rights.”
Coinbase Ventures
From time to time, we invest in companies identified by Coinbase Ventures, our internal investment division, and certain of those investments are into companies in which entities affiliated with our directors or holders of more than 5% of our capital stock have also invested. Below is a list of our investments with an amount involved that exceeded $120,000 in companies in which entities affiliated with our directors or holders of more than 5% of our capital stock hold a 10% or greater equity interest.
Compound investment
In April 2018, we invested an aggregate of $200,000 in Compound Labs, Inc.. Entities affiliated Andreessen Horowitz, a holder of more than 5% of our capital stock and where Ms. Haun, a member of our board of directors, is a general partner, are investors in Compound Labs, Inc..
StarCard investment
In August 2018, we invested an aggregate of $200,000 in StarCard, Inc. Entities affiliated Andreessen Horowitz, a holder of more than 5% of our capital stock and where Ms. Haun, a member of our board of directors, is a general partner, are investors in StarCard, Inc.
Amber Group investment
In January 2020, we invested an aggregate of $150,000 in Amber Global Limited. Paradigm Fund L.P., a holder of more than 5% of our outstanding Class A common stock and where Mr. Ehrsam, a member of our board of directors, is a managing partner, is an investor in Amber Global Limited.
Arweave investment
In February 2020, we invested an aggregate of $300,000 in Minimum Spanning Technologies Limited. Entities affiliated Union Square Ventures, a holder of more than 5% of our capital stock and where Mr. Wilson, a member of our board of directors, is a general partner and entities affiliated with Andreessen Horowitz, a holder of more than 5% of our capital stock and where Ms. Haun, a member of our board of directors, is a general partner, are investors in Minimum Spanning Technologies Limited.
Indemnification Agreements
We have entered into, and plan on entering into, indemnification agreements with each of our current and future directors and executive officers. The indemnification agreements, our restated certificate of incorporation, and our restated bylaws, which will become effective shortly following the effectiveness of the registration statement of which this prospectus forms a part, will require us to indemnify our directors to the fullest extent not prohibited by Delaware law. Subject to certain limitations, our restated bylaws also require us to advance expenses incurred by our directors and officers. For more information regarding these arrangements, see the section titled “Executive Compensation—Limitations on Liability and Indemnification Matters.”
Other Transactions
In March 2018, we entered into a series of agreements to acquire Earn Holdings, LLC. In connection with such acquisition, as prior equity holders of Earn, entities affiliated with Andreessen Horowitz, a holder of more than 5% of our capital stock and where Ms. Haun, a member of our board of directors, is a general partner, were entitled to receive up to $6.7 million in cash.
In May 2020, we entered into a series of agreements to acquire Tagomi Holdings Inc. In connection with such acquisition, as a prior equity holder of Tagomi, Paradigm Fund L.P., a holder of more than 5% of our outstanding Class A common stock and where Mr. Ehrsam, a member of our board of directors, is a managing partner, was entitled to receive up to 264,527 shares of our Class A common stock.

Certain of our executive officers, directors, and holders of more than 5% of our capital stock, and immediate family members of, or persons sharing households with, such individuals, have accounts on our platform and use our products and services in the ordinary course. Similar to our other customers, these individuals and entities pay us transaction and other fees related to such use.
Review, Approval, or Ratification of Transactions with Related Parties
In January 2019, we adopted written policies for the review and approval of transactions with related persons, consisting of a director conflicts and investment policy, administered by our audit and compliance committee, and our employee conflicts and investment policy, administered by our internal legal department. In addition, our practice has been to have all related party transactions reviewed and approved by a majority of the disinterested members of our board of directors, including the transactions described above. In connection with this offering, we intend to amend our existing policies in order to comply with applicable rules and regulations of the SEC and the listing requirements and rules of the Nasdaq Global Select Market.

PRINCIPAL AND REGISTERED STOCKHOLDERS
The following table sets forth certain information with respect to the beneficial ownership of our Class A common stock, Class B common stock, and Class T common stock as of August 31, 2020, by:
•each of our named executive officers;
•each of our directors;
•all of our directors and executive officers as a group;
•each stockholder known by us to be the beneficial owner of more than 5% of our outstanding shares of Class A common stock, Class B common stock, or Class T common stock; and
•the number of shares of Class A common stock, Class B common stock, and Class T common stock held by the registered stockholders and registered as Class A common stock and Class T common stock for resale by means of this prospectus.
The registered stockholders include (i) our affiliates and certain other stockholders with “restricted securities” (as defined in Rule 144 under the Securities Act) and their pledgees, donees, transferees, assignees, or other successors-in-interest who, because of their status as affiliates pursuant to Rule 144 or because they acquired their shares of Class A common stock or Class B common stock from an affiliate or from us within the prior 12 months, would be unable to sell their securities pursuant to Rule 144 until we have been subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act for a period of at least 90 days, and (ii) our non-executive officer service providers and their pledgees, donees, transferees, assignees, or other successors-in-interest who acquired shares of Class A common stock or Class B common stock from us within the prior 12 months under Rule 701 and hold “restricted securities” (as defined in Rule 144 under the Securities Act). The registered stockholders and their pledgees, donees, transferees, assignees, or other successors-in-interest may elect to sell their shares of Class A common stock and Class T common stock covered by this prospectus, as and to the extent they may determine. Sales of our Class A common stock, if any, will be made through brokerage transactions on the Nasdaq Global Select Market at prevailing market prices. Our Class T common stock will initially not be listed on any national securities exchange or quoted on any ATS and may only be sold in individually negotiated transactions. As such, we will have no input if and when any registered stockholder may elect to sell their shares of common stock or the prices at which any such sales may occur. Prior to any sales of shares of Class A common stock, a registered stockholder who holds Class B common stock must convert their shares of Class B common stock into shares of Class A common stock. See the section titled “Plan of Distribution.”
Our Class T common stock may only be traded on a registered securities exchange or on an ATS that has accepted our Class T common stock for trading or quotation or in individually negotiated transactions. We have applied to register an ATS with the SEC and expect our Class T common stock to trade on our ATS once regulatory approvals are obtained and the ATS is operational. However, as of the date of this prospectus, no such exchange or ATS exists.
Information concerning the registered stockholders may change from time to time and any changed information will be set forth in supplements to this prospectus, if and when necessary. Because the registered stockholders who hold Class B common stock may convert their shares of Class B common stock into Class A common stock at any time and the registered stockholders may sell all, some, or none of the shares of Class A common stock and Class T common stock covered by this prospectus, we cannot determine the number of such shares of Class A common stock and Class T common stock that will be sold by the registered stockholders, or the amount or percentage of shares of common stock that will be held by the registered stockholders, either as Class A common stock, Class B common stock, or Class T common stock, upon consummation of any particular sale. In addition, the registered stockholders listed in the table below may have sold, transferred, or otherwise disposed of, or may sell, transfer, or otherwise dispose of, at any time and from time to time, shares of Class A common stock, Class B common stock, or Class T common stock in transactions exempt from the registration requirements of the Securities Act, after the date on which they provided the information set forth in the table below. The registered stockholders have not, nor have they within the past three years had, any position, office, or other material relationship with us, other than as disclosed in this prospectus. See the sections titled “Management” and “Certain Relationships and Related Party Transactions” for further information regarding the registered stockholders.
After the listing of our Class A common stock on the Nasdaq Global Select Market, certain of the registered stockholders are entitled to registration rights with respect to their shares of Class A common stock, Class B common stock, or Class T common stock as described in the section titled “Description of Capital Stock—Registration Rights.”
We intend to use our reasonable efforts to keep the registration statement of which this prospectus forms a part effective for a period of 90 days after the effectiveness of the registration statement. As a result, we have registered shares of Class A common stock underlying shares of Class B common stock and Class T common stock currently held by registered stockholders, as well as by our affiliates, that can vest and settle while the registration statement of which this prospectus forms a part is effective.
We are not party to any arrangement with any registered stockholder or any broker-dealer with respect to sales of the shares of Class A common stock or Class T common stock by the registered stockholders. However, we have engaged financial advisors with respect to certain other matters relating to the listing of our Class A common stock on the Nasdaq Global Select Market. For more information, see the section titled “Plan of Distribution.”
We have determined beneficial ownership in accordance with the rules of the SEC. Unless otherwise indicated below, to our knowledge, based on information furnished to us, the persons and entities named in the table have sole voting and investment power with respect to all shares that they beneficially own, subject to applicable community property laws. Shares of our Class A common stock and Class B common stock subject to stock options that are currently exercisable or exercisable within 60 days of August 31, 2020 are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.
We have based our calculation of the percentage ownership of our common stock before this offering on 19,398,706 shares of our Class A common stock, 165,025,081 shares of our Class B common stock, and                 shares of our Class T common stock outstanding as of August 31, 2020, which includes 105,086,883 shares of our Class B common stock resulting from the conversion of an equivalent number of outstanding shares of our Series FF, Series A, Series B, Series C, and Series D convertible preferred stock; 8,831,952 shares of our Class A common stock resulting from the conversion of an equivalent number of outstanding shares of our Series E convertible preferred stock; and                 shares Class T common stock resulting from the conversion of an equivalent number of outstanding shares of our Series FF, Series A, Series B, Series C, Series D, and Series E convertible preferred stock and Class A common stock and Class B common stock upon the effectiveness of the registration statement of which this prospectus forms a part, as if this conversion had occurred as of August 31, 2020.

	Shares Beneficially Owned Prior to the Effectiveness of the Registration Statement						Percent of Total Voting Power %	Shares of Class A Common Stock Registered	Shares of Class T Common Stock Registered
	Class A		Class B		Class T
	Number	%	Number	%	Number	%
Named Executive Officers and Directors:
Brian Armstrong(1)	2,753,924	12.4	37,079,556	22.5			22.3
Christopher V. Dodds(2)	—	—	60,000	*			*
Frederick Ernest Ehrsam III(3)	2,570,459	13.3	14,886,780	9.0			9.1
Kathryn Haun(4)	—	—	286,854	*			*
Gokul Rajaram	—	—	—	—			—
Fred Wilson(5)	—	—	14,942,906	9.1			9.0
All executive officers and directors as a group (10 persons)(6)	9,362,812	35.8	69,086,096	41.3			41.3
Other 5% Stockholders:
Entities affiliated with Andreessen Horowitz(7)	4,475,455	23.1	23,961,498	14.5			14.6
Entities affiliated with Paradigm(8)	2,570,459	13.3	—	—			*
Entities affiliated with Ribbit Capital(9)	—	—	11,995,949	7.3			7.2
Tiger Global Private Investment Partners XI, L.P.(10)	2,624,880	13.5	—	—			*
Entities affiliated with Union Square Ventures(11)	—	—	14,942,906	9.1			9.0
Other Registered Stockholders:
Non-Executive Officer and Non-Director Service Providers
All Other Registered Stockholders
__________________
(1)Represents (i) 2,753,924 shares underlying options to purchase Class A common stock that are exercisable within 60 days of August 31, 2020; (ii) 33,322,878 shares of Class B common stock held by The Brian Armstrong Living Trust; (iii) 2,806,188 shares of Class B common stock held by the Brian Armstrong 2018 Grantor Retained Annuity Trust; and (iv) 950,490 shares of Class B common stock held by The Ehrsam 2014 Irrevocable Trust, of which Mr. Armstrong is trustee.
(2)Represents 60,000 shares underlying options to purchase Class B common stock that are exercisable within 60 days of August 31, 2020.
(3)Represents (i) 11,423,292 shares of Class B common stock held by The Frederick Ernest Ehrsam III Living Trust; (ii) 373,914 shares of Class B common stock held by the Brian Armstrong Legacy Trust, of which Mr. Ehrsam is trustee; (iii) 3,089,574 shares of Class B common stock held by The Armstrong 2014 Irrevocable Trust, of which Mr. Ehrsam is trustee, and (iv) 2,570,459 shares of Class A common stock held by Paradigm Fund L.P., as reflected in footnote 8 below. Mr. Ehrsam, a member of our board of directors, is a managing member of Paradigm Fund L.P., and, therefore, may be deemed to have voting and investment power with regard to the shares held directly by Paradigm Fund L.P.
(4)Represents (i) 20,000 shares of Class B common stock and (ii) 266,854 shares underlying options to purchase Class B common stock that are exercisable within 60 days of August 31, 2020.
(5)Represents 14,942,906 shares of Class B common stock held by entities affiliated with Union Square Ventures, as reflected in footnote 11 below. Mr. Wilson, a member of our board of directors, is a general partner of Union Square Ventures, and therefore, may be deemed to share voting and investment power with regard to the shares held directly by Union Square Ventures. The address for Mr. Wilson is c/o Union Square Ventures, 915 Broadway, 19th Floor, New York, NY 10010.
(6)Represents (i) 2,570,459 shares of Class A common stock; (ii) 66,974,242 shares of Class B common stock; (iii) 6,792,353 shares underlying options to purchase shares of Class A common stock that are exercisable within 60 days of August 31, 2020; and 2,111,854 shares underlying options to purchase shares of Class B common stock that are exercisable within 60 days of August 31, 2020.
(7)Represents (i) 27,630 shares of Class A common stock and 21,714,684 shares of Class B common stock held by Andreessen Horowitz Fund III, L.P. for itself and as nominee for Andreessen Horowitz Fund III-A, L.P., Andreessen Horowitz Fund III-B, L.P., and Andreessen Horowitz Fund III-Q, L.P., which are collectively referred to as the “Andreessen Horowitz Fund III Entities”; (ii) 3,578,260 shares of Class A common stock held by Andreessen Horowitz LSV Fund I, L.P., for itself and as nominee for Andreessen Horowitz LSV Fund I-B, L.P. and Andreessen Horowitz LSV Fund I-Q, L.P., which are collectively referred to as the “Andreessen Horowitz LSV Entities”; (iii) 1,817,334 shares of Class B common stock held by AH Parallel Fund III, L.P. for itself and as nominee for AH Parallel Fund III-A, L.P., AH Parallel Fund III-B, L.P., and AH Parallel Fund III-Q, L.P., which are collectively referred to as the “AH Parallel Fund III Entities”; (v) 429,480 shares of Class B common stock held by a16z Seed-

III, L.L.C., which is referred to as “a16z Seed”; and (vi) 869,565 shares of Class A common stock held by CNK Fund I, L.P. for itself and as nominee for CNK Fund I-B, L.P. and CNK Fund I-Q., L.P, which are collectively referred to as the “CNK Entities”. AH Equity Partners III, L.L.C., (“AH Equity Partners III”), the general partner of the Andreessen Horowitz Fund III Entities, has sole voting and dispositive power with regard to the shares held by the Andreessen Horowitz Fund III Entities. AH Equity Partners LSV I, L.L.C., (“AH Equity Partners LSV”), the general partner of the Andreessen Horowitz LSV Entities, has sole voting and dispositive power with regard to the shares held by the Andreessen Horowitz LSV Entities. AH Equity Partners III (Parallel), L.L.C., (“AH Equity Partners III (Parallel)”), the general partner of the AH Parallel Fund III Entities, has sole voting and dispositive power with regard to the shares held by the AH Parallel Fund III Entities. The shares held directly by a16z Seed are indirectly held by the Andreessen Horowitz Fund III Entities and the members of a16z Seed. AH Equity Partners III, the general partner of the Andreessen Horowitz Fund III Entities, has sole voting and dispositive power with regard to the shares held by a16z Seed. CNK Equity Partners I, L.L.C., (“CNK Equity Partners”), the general partner of the CNK Fund Entities, has sole voting and dispositive power with regard to the shared held by the CNK Fund Entities. Marc Andreessen and Ben Horowitz are the managing members of each of AH Equity Partners III, AH Equity Partners LSV, AH Equity Partners III (Parallel), and CNK Equity Partners. The address for each of these entities is 2865 Sand Hill Road, Suite 101, Menlo Park, CA 94025.
(8)Represents 2,570,459 shares of Class A common stock held by Paradigm Fund L.P. Paradigm Fund GP LLC, the general partner of Paradigm Fund L.P. has sole voting and investment power with regard to the shares held by Paradigm Fund L.P. The Frederick Ernest Ehrsam III Living Trust and Matt Huang are the managing members of Paradigm Fund GP LLC. Mr. Ehrsam is the trustee of The Frederick Ernest Ehrsam III Living Trust. The address for this entity is c/o Maples Corporate Services Limited, Ugland House, PO Box 309, George Town, Grand Cayman E9 KY1-1104.
(9)Represents (i) 1,020,672 shares of Class B common stock held by CB-D Ribbit Opportunity I, LLC; (ii) 10,089,161 shares of Class B common stock held by Ribbit Capital, L.P.; (iii) 560,610 shares of Class B common stock held by CB Ribbit Holdings, LLC; and (iv) 325,506 shares of Class B common stock held by CB Ribbit Opportunity I, LLC. The address for this entity is 364 University Avenue, Palo Alto, CA 9430.
(10)Represents 2,624,880 shares of Class A common stock held by Tiger Global Private Investment Partners XI, L.P, an affiliate of Tiger Global Management, LLC. The address for this entity is c/o Tiger Global Management, LLC, 9 West 57th Street, 35th Floor, New York, NY 10019.
(11)Represents (i) 12,127,013 shares of Class B common stock held by Union Square Ventures 2012 Fund, L.P., or USV 2012 Fund; (ii) 469,140 shares of Class B common stock held by USV Investors 2012 Fund, L.P., or USV Investors 2012 Fund; (iii) 2,233,101 shares of Class B common stock held by USV Opportunity 2014, LP, or USV Opportunity 2014 Fund, and (iv) 113,652 shares of Class B common stock held by USV Opportunity Investors 2014, LP., or USV Opportunity Investors 2014 Fund. Union Square 2012 GP, L.L.C., or Union Square 2012, is the general partner of USV 2012 Fund and USV Investors 2012 Fund, and has sole voting and investment power with regard to the shares held by USV 2012 Fund and USV Investors 2012 Fund. USV Opportunity 2014 GP, LLC, or USV Opportunity 2014, is the general partner of USV Opportunity 2014 Fund and USV Opportunity Investors 2014 Fund, and has sole voting and investment power with regard to the shares held by USV Opportunity 2014 Fund and USV Opportunity Investors 2014 Fund. We refer to Union Square 2012 and USV Opportunity 2014 and affiliated entities as Union Square Ventures. Fred Wilson, Brad Burnham, Albert Wenger, John Buttrick, and Andy Weissman are partners at Union Square Ventures and, therefore, may be deemed to have shared voting and investment power with regard to the shares held directly by Union Square Ventures. The address for each of these entities is 915 Broadway, 19th Floor, New York, NY 10010.

DESCRIPTION OF CAPITAL STOCK
The following description summarizes the most important terms of our capital stock, as they will be in effect shortly following the effectiveness of the registration statement of which this prospectus forms a part. We adopted a restated certificate of incorporation and restated bylaws that will become effective upon the completion of this offering, and this description summarizes provisions included in these documents. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our restated certificate of incorporation and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.
Prior to this offering, we intend to commence an exchange offer pursuant to which we will offer certain of our existing securityholders the opportunity to irrevocably elect to convert a portion of their existing holdings of Series FF, Series A, Series B, Series C, Series D, and Series E convertible preferred stock and Class A common stock and Class B common stock for Class T common stock, on a one-to-one basis, with such conversion effective shortly following the effectiveness of the registration statement of which this prospectus forms a part.
Shortly following the effectiveness of the registration statement of which this prospectus forms a part, our authorized capital stock will consist of                   shares of our Class A common stock, $0.00001 par value per share,                   shares of our Class B common stock, $0.00001 par value per share,                   shares of our Class T common stock, $0.00001 par value per share, and                   shares of undesignated preferred stock, $0.00001 par value per share.
Assuming the conversion of our Series FF, Series A, Series B, Series C, and Series D convertible preferred stock into 106,127,465 shares of our Class B common stock, our Series E convertible preferred stock into 8,831,952 shares of our Class A common stock, and                   shares of our Series FF, Series A, Series B, Series C, Series D, and Series E convertible preferred stock and Class A and Class B common stock into                   shares of our Class T common stock, which will occur in connection with the effectiveness of the registration statement of which this prospectus forms a part, as of June 30, 2020, there were outstanding:
•16,168,401 shares of our Class A common stock, held by approximately 140 stockholders of record;
•165,892,782 shares of our Class B common stock outstanding, held by approximately 305 stockholders of record;
•21,295,777 shares of our Class A common stock issuable upon exercise of outstanding stock options, with a weighted-average exercise price of $18.31 per share;
•24,119,825 shares of our Class B common stock issuable upon exercise of outstanding stock options, with a weighted-average exercise price of $3.44 per share;
•407,928 shares of our Class B common stock issuable upon exercise of a warrant, with an exercise price of $1.01 per share;
•                   shares of our Class T common stock, held by approximately                   stockholders of record; and
•2,295,766 shares of Class A common stock reserved for the potential issuance pursuant to warrants to purchase shares of our Class A common stock at an exercise price of $0.00001 that may be approved by our board of directors from time to time, of which, as of June 30, 2020, our board of directors has approved the issuance of a warrant exercisable for an aggregate of 229,577 shares of our Class A common stock at an exercise price of $0.00001 per share.
Following June 30, 2020, we assumed a warrant in connection with our acquisition of Tagomi Holdings Inc. that is exercisable for 4,201 shares of our Class A common stock at an exercise price of $5.26 per share.

Class A Common Stock, Class B Common Stock, and Class T Common Stock
Dividend rights
Subject to preferences that may apply to any shares of our convertible preferred stock outstanding at the time, the holders of our Class A common stock, Class B common stock, and Class T common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. Shares of Class A common stock, Class B common stock, and Class T common stock will be treated equally, identically and ratably, on a per share basis, with respect to dividends that may be declared by our board of directors, provided, however, that a committee of our board of directors consisting of disinterested directors may declare a dividend on the shares of Class T common stock without declaring a dividend on the Class A common stock and Class B common stock. However, we have no obligation to pay any dividends to the holders of Class T common stock and there is no assurance of any payment of any dividends on the Class T common stock. See the section titled “Dividend Policy.”
Voting rights
Holders of our Class A common stock and Class T common stock are entitled to one vote per share, and holders of our Class B common stock are entitled to ten votes per share, on all matters submitted to a vote of stockholders. Following the effectiveness of the registration statement of which this prospectus forms a part, the holders of our outstanding Class B common stock will hold                   % of the voting power of our outstanding capital stock, with our directors, executive officers, and 5% stockholders and their respective affiliates holding                   % of the voting power in the aggregate. The holders of our Class A common stock, Class B common stock, and Class T common stock will generally vote together as a single class on all matters (including the election of directors) submitted to a vote of our stockholders, unless otherwise required by Delaware law or our restated certificate of incorporation. Delaware law could require either holders of our Class A common stock, Class B common stock, or and Class T common stock to vote separately as a single class in the following circumstances:
•if we were to seek to amend our restated certificate of incorporation to increase or decrease the par value of a class of our capital stock, then that class would be required to vote separately to approve the proposed amendment; and
•if we were to seek to amend our restated certificate of incorporation in a manner that alters or changes the powers, preferences, or special rights of a class of our capital stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.
Our restated certificate of incorporation will not provide for cumulative voting for the election of directors. As a result, the holders of a majority of our voting shares can elect all of the directors then standing for election. Our restated certificate of incorporation establishes a classified board of directors, to be divided in three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder for their respective three-year terms.
Conversion
Each outstanding share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon any transfer, whether or not for value, which occurs after the effectiveness of the registration statement of which this prospectus forms a part, except for certain permitted transfers, including certain transfers to family members, trusts solely for the benefit of the stockholder or their family members, affiliates under common control with the stockholder, and partnerships, corporations, and other entities exclusively owned by the stockholder or their family members, in each case as fully described in our restated certificate of incorporation. Once converted into Class A common stock, the Class B common stock will not be reissued.

All the outstanding shares of Class B common stock will convert automatically into shares of Class A common stock upon the earlier of (i) the date specified by affirmative vote of the holders of at least 66-2/3% of the outstanding shares of Class B common stock, voting as a single class, and the affirmative vote of at least 66-2/3% of the then serving members of our board of directors, which must include the affirmative vote of Brian Armstrong, our co-founder, Chief Executive Officer, and member of our board of directors, if Mr. Armstrong is serving on our board of directors and has not been terminated for cause or resigned except for good reason (as each term is defined in our restated certificate of incorporation), from his position as our Chief Executive Officer, and (ii) the death or disability (as defined in our and restated certificate of incorporation) of Mr. Armstrong.
Shares of Class T common stock will have no rights to convert into shares of Class A common stock or Class B common stock, and shares of Class A common stock and Class B common stock will have no rights to convert into shares of Class T common stock, provided, however, that a committee of our board of directors consisting of disinterested directors may elect to convert all outstanding shares of Class T common stock into Class A common stock at any time.
No preemptive or similar rights
Our Class A common stock, Class B common stock, and Class T common stock are not entitled to preemptive rights and are not subject to conversion (except as noted above), redemption, or sinking fund provisions.
Right to receive liquidation distributions
If we become subject to a liquidation, dissolution, or winding-up, the assets legally available for distribution to our stockholders would be distributed ratably among the holders of our Class A common stock, Class B common stock, and Class T common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.
Fully paid and non-assessable
All of the outstanding shares of our Class A common stock, Class B common stock, and Class T common stock are fully paid and non-assessable.
Form
Shares of Class A common stock and Class B common stock will be uncertificated. Shares of Class T common stock may be held in either certificated or uncertificated form. Shares of Class T common stock will initially be issued in uncertificated form. However, a holder of shares of Class T common stock may elect to hold its shares of Class T common stock in certificated form represented by a security token and may elect to convert its certificated shares of Class T common stock represented by such token to uncertificated form, in each case by delivering notice to our transfer agent and following the other procedures provided in our restated certificate of incorporation. For additional information, see the section titled “Risk Factors—Risks Related to our Class T Common Stock— Shares of Class T common stock held in the form of a token may be deemed to constitute uncertificated securities.”
Preferred Stock
Each currently outstanding share of our Series FF, Series A, Series B, Series C, and Series D convertible preferred stock with respect to which a holder of such stock has not irrevocably elected to convert to Class T common stock will automatically be converted into one share of Class B common stock and each currently outstanding share of Series E convertible preferred stock with respect to which a holder of such stock has not irrevocably elected to convert to Class T common stock will automatically be converted into one share of Class A common stock effective, in each case, upon the effectiveness of the registration statement of which this prospectus forms a part. Any shares of our Series FF, Series A, Series B, Series C, Series D, and Series E convertible preferred stock and Class A common stock and Class B common stock for Class T common stock that our existing security holders irrevocably elected to convert into shares of our Class T common stock, prior to this offering, will convert into Class T common stock shortly following the effectiveness of the registration statement of which this prospectus forms a part. Following such date, no shares of convertible preferred stock will be outstanding.
Shortly following the effectiveness of the registration statement of which this prospectus forms a part, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations, or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in control of our company and might adversely affect the price of our Class A common stock and Class T common stock and the voting and other rights of the holders of our Class A common stock, Class B common stock, and Class T common stock. We have no current plan to issue any shares of preferred stock.
Stock Options
As of June 30, 2020, we had outstanding options to purchase an aggregate of 4,209,073 shares of our Class A common stock, with a weighted-average exercise price of $17.38 per share, and an aggregate of 24,119,825 shares of our Class B common stock, with a weighted-average exercise price of $3.44 per share, all granted pursuant to our 2013 Plan, and an aggregate of 17,086,704 shares of our Class A common stock, with a weighted-average exercise price of $18.54 per share, granted pursuant to our 2019 Plan. Since June 30, 2020, we have granted options to purchase an aggregate of 21,710,049 shares of our Class A common stock, with a weighted average exercise price of $23.63, pursuant to our 2019 Plan.
Warrants
As of June 30, 2020, we had outstanding a warrant exercisable for 407,928 shares of our Class B common stock at an exercise price of $1.01, which expires in June 2024. The warrant has a cashless exercise provision pursuant to which the holder, in lieu of paying the exercise price in cash, can surrender the warrant and receive a net number of shares based on the fair market value of such shares at the time of exercise, after deducting the aggregate exercise price. In April 2020, our board of directors approved the reservation of up to 2,295,766 shares of Class A common stock that we may issue in the future pursuant to warrants to purchase shares of our Class A common stock in connection with our philanthropic endeavors. As of June 30, 2020, our board of directors had approved the issuance of a warrant exercisable for an aggregate of 229,577 shares of our Class A common stock at an exercise price of $0.00001 per share. Our board of directors will annually consider whether to issue additional warrants for the remaining 2,066,189 shares of Class A common stock reserved for such issuance to fulfill our intent under the Pledge 1% campaign.
In July 2020, in connection with the acquisition of Tagomi Holdings Inc., we assumed a warrant exercisable for 4,201 shares of our Class A common stock at an exercise price of $5.26 per share, which expires in July 2030.
Registration Rights
Our IRA provides that certain holders of our Class A common stock, Class B common stock, and Class T common stock will be entitled to rights with respect to the registration of their shares under the Securities Act, as set forth below. The registration of shares of our Class A common stock, Class B common stock, or Class T common stock by the exercise of registration rights described below would enable the holders to sell these shares without restriction under the Securities Act when the applicable registration statement was declared effective. We will pay the registration expenses (other than underwriting discounts and selling commissions) of the holders of the shares registered pursuant to the demand, piggyback, and Form S-3, registrations described below, including the reasonable fees of one counsel for the selling holders, not to exceed $25,000. In an underwritten offering, the underwriters have the right, subject to specified conditions, to limit the number of shares such holders may include.
The registration rights set forth in the IRA will expire five years following the effectiveness of the registration statement of which this prospectus forms a part, or, with respect to any particular stockholder, when such stockholder is able to sell all of its shares without registration pursuant to Rule 144 of the Securities Act during any three-month period.
Demand registration rights
After the effectiveness of the registration statement of which this prospectus forms a part, as of June 30, 2020 the holders of approximately 111,448,865 shares of our Class A common stock, Class B common stock, and Class T common stock will be entitled to certain demand registration rights. At any time beginning 180 days after the effectiveness of the registration statement of which this prospectus forms a part, the holders of at least 20% of these shares then outstanding can request that we register the offer and sale of their shares. We are obligated to effect only two such registrations. If we determine that it would be materially detrimental to us and our stockholders to effect such a demand registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 30 days. Additionally, we will not be required to effect a demand registration during the period beginning 60 days prior to our good faith estimate of the date of the filing of and ending on a date 180 days following the effectiveness of a registration statement relating to our common stock. Such request for registration must cover securities the aggregate offering price of which is at least $10.0 million.
Piggyback registration rights
After the effectiveness of the registration statement of which this prospectus forms a part, if we propose to register the offer and sale of our common stock under the Securities Act, in connection with the public offering of such common stock, as of June 30, 2020 the holders of up to approximately 111,448,865 shares of our Class A common stock, Class B common stock, and Class T common stock will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (i) a registration related solely to a company equity plan, (ii) a registration relating to a corporate reorganization or transaction under Rule 145 of the Securities Act, (iii) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the public offering of our common stock, or (iv) a registration in which the only common stock being registered is common stock issuable upon the conversion of debt securities that are also being registered, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.
S-3 registration rights
After the effectiveness of the registration statement of which this prospectus forms a part, as of June 30, 2020 the holders of up to approximately 111,448,865 shares of our Class A common stock, Class B common stock, and Class T common stock will be entitled to certain Form S-3 registration rights. The holders of at least 10% of these shares then outstanding may make a written request that we register the offer and sale of their shares on a registration statement on Form S-3 if we are eligible to file a registration statement on Form S-3 so long as the request covers at least that number of shares with an anticipated offering price, net of underwriting discounts and commissions, of at least $5.0 million. These stockholders may make an unlimited number of requests for registration on Form S-3; however, we will not be required to effect a registration on Form S-3 if we have effected two such registrations within the 12-month period preceding the date of the request. If we determine that it would be seriously detrimental to us and our stockholders to effect such a registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 30 days. Additionally, we will not be required to effect a registration on Form S-3 during the period beginning 30 days prior to our good faith estimate of the date of the filing of and ending on a date 90 days following the effectiveness of a registration statement relating to our common stock.

Anti-Takeover Provisions
The provisions of Delaware law, our restated certificate of incorporation, and our restated bylaws, as we expect they will be in effect shortly following the effectiveness of the registration statement of which this prospectus forms a part, which are summarized below, may have the effect of delaying, deferring, or discouraging another person from acquiring control of our company. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.
Delaware Law
We are subject to the provisions of Section 203 of the DGCL, regulating corporate takeovers. In general, DGCL Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date on which the person became an interested stockholder unless:
•prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (i) shares owned by persons who are directors and also officers and (ii) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.
Generally, a “business combination” includes a merger, asset or stock sale, or other transaction or series of transactions together resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that DGCL Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.
Restated Certificate of Incorporation and Restated Bylaw Provisions
Our restated certificate of incorporation and our restated bylaws will include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management team, including the following:
•Multi class stock structure. As described above in the subsection titled “—Class A Common Stock, Class B Common Stock, and Class T common stock—Voting Rights,” our restated certificate of incorporation will provide for a multi-class common stock structure pursuant to which holders of our Class B common stock, including our current investors, executives, and employees, will have the ability to control the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of our outstanding Class A common stock, Class B common stock, and Class T common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets.

•Board of directors vacancies. Our restated certificate of incorporation and restated bylaws will authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of our board of directors and promote continuity of management.
•Classified board. Our restated certificate of incorporation and restated bylaws will provide that our board of directors is classified into three classes of directors. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors. See the section titled “Management—Classified Board of Directors.”
•Supermajority requirements for amendments of our restated certificate of incorporation and restated bylaws. Our restated certificate of incorporation will further provide that the affirmative vote of holders of at least 66 2/3% of the voting power of all of the then outstanding shares of voting stock will be required to amend certain provisions of our restated certificate of incorporation, including provisions relating to the classified board, the size of the board, removal of directors, special meetings, actions by written consent, and designation of our preferred stock. In addition, the affirmative vote of holders of 66 2/3% of the voting power of each of our Class A common stock, Class B common stock, and Class T common stock, voting separately by class, will be required to amend the provisions of our restated certificate of incorporation relating to the terms of our Class B common stock. The affirmative vote of holders of at least 66 2/3% of the voting power of all of the then outstanding shares of voting stock will be required to amend or repeal our restated bylaws, although our restated bylaws may be amended by a simple majority vote of our board of directors.
•Stockholder action; Special meeting of stockholders. Our restated certificate of incorporation will provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, holders of our capital stock would not be able to amend our restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our restated bylaws. Our restated bylaws will further provide that special meetings of our stockholders may be called only by a majority of our board of directors or our Chief Executive Officer, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.
•Advance notice requirements for stockholder proposals and director nominations. Our restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our restated bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.
•No cumulative voting. The DGCL provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our restated certificate of incorporation will not provide for cumulative voting.
•Directors removed only for cause. Our restated certificate of incorporation will provide that stockholders may remove directors only for cause.

•Issuance of undesignated preferred stock. Our restated certificate of incorporation will provide that our board of directors has the authority, without further action by the stockholders, to issue up to          shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or other means.
•Exclusive forum. Our restated certificate of incorporation will provide that, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, our restated certificate of incorporation or our restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. Our restated bylaws will also provide that the federal district courts of the United States will, to the fullest extent permitted by law, be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, or the Federal Forum Provision. While there can be no assurance that federal or state courts will follow the holding of the Delaware Supreme Court which recently found that such provisions are facially valid under Delaware law or determine that the Federal Forum Provision should be enforced in a particular case, application of the Federal Forum Provision means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court. Neither the exclusive forum provision nor the Federal Forum Provision applies to suits brought to enforce any duty or liability created by the Exchange Act. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder also must be brought in federal court. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder. Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to our exclusive forum provisions, including the Federal Forum Provision. These provisions may limit a stockholder’s ability to bring a claim in a judicial forum of their choosing for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees.
Listing
We intend to apply to list our Class A common stock on the Nasdaq Global Select Market under the symbol “COIN.”
Our Class T common stock will not initially be listed on any registered securities exchange or quoted on any ATS.
Transfer Agent and Registrar
On the closing of this offering, the transfer agent and registrar for our Class A common stock and Class B common stock will be               , and the transfer agent and registrar for our Class T common stock will be                    . The transfer agents and registrars’ addresses are                    and                    , respectively.

OUR TOKEN – CLASS T COMMON STOCK
To further our mission of creating an open financial system for the world, we believe it is important to continue paving the path for innovative products in the cryptoeconomy. To this end, we have created a means by which our common stock can be held in the form of a crypto asset, or a blockchain token. As part of our direct listing process, we authorized a new class of common stock – our Class T common stock – which stockholders may elect to hold in certificated form represented by a security token. We describe the features of the Class T common stock in the section titled “Description of Capital Stock.”
To demonstrate the potential synergistic effects of combining traditional financial assets with the cryptoeconomy, we intend to provide benefits to holders of the Class T common stock. These benefits may include trading discounts on our platform, reward programs, and preferred access to new products and services. We may also issue additional shares of Class T common stock to our customers in connection with customer reward or loyalty programs.
An open financial system requires an efficient, liquid trading market for its constituent assets. Despite the creation of several trading platforms for crypto assets that constitute securities in recent years, the market has failed to gain significant traction. To this end, we have applied to register an alternative trading system, or ATS, with the SEC that would allow for the trading of crypto assets that constitute securities, including our Class T common stock. Our ATS will be designed to help address the inefficiencies and limitations of existing trading platforms. If approved by the SEC, in addition to our Class T common stock, our ATS is expected to allow for the trading of traditional securities from other issuers in tokenized form. We believe that our Class T common stock, combined with our ATS, will pave the way for other companies to join us in the cryptoeconomy and unlocking the benefits of an open financial system for their stockholders.

SHARES ELIGIBLE FOR FUTURE SALE
Prior to the listing of our Class A common stock on the Nasdaq Global Select Market, there has been no public market for our shares of Class A common stock or Class T common stock, and we cannot predict the effect, if any, that sales of shares of our Class A common stock and Class T common stock or the availability of shares of our Class A common stock and Class T common stock for sale will have on the price of our Class A common stock and Class T common stock prevailing from time to time. Sales or distributions of substantial amounts of our Class A common stock or Class T common stock, or the perception that such sales could occur, could adversely affect the public price of our Class A common stock and Class T common stock and may make it more difficult for you to sell your Class A common stock or Class T common stock at a time and price that you deem appropriate. We will have no input if and when any registered stockholder may elect to sell its shares of Class A common stock or Class T common stock or the prices at which any such sales may occur. Future sales of our Class A common stock and Class T common stock, including shares issued upon the exercise of outstanding stock options, or the availability of such shares for sale, could adversely affect market prices prevailing from time to time.
Upon the effectiveness of the registration statement of which this prospectus forms a part, based on the number of shares of our capital stock outstanding as of June 30, 2020, we had a total of 16,168,401 shares of our Class A common stock, 165,892,782 shares of our Class B common stock, and shares or our Class T common stock outstanding, assuming the automatic conversion of all outstanding shares of our Series FF, Series A, Series B, Series C, and Series D convertible preferred stock into 106,127,465 shares of our Class B common stock; our Series E convertible preferred stock into 8,831,952 shares of our Class A common stock; and shares of our Series FF, Series A, Series B, Series C, Series D, and Series E convertible preferred stock and Class A common stock and Class B common stock into shares of our Class T common stock upon the effectiveness of the registration statement of which this prospectus forms a part.
Shares of our Class A common stock, Class B common stock, and Class T common stock will be deemed “restricted securities” (as defined in Rule 144 under the Securities Act). Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. Following the effectiveness of the registration statement of which this prospectus forms a part, shares of our Class A common stock and Class T common stock may be sold either by the registered stockholders pursuant to this prospectus or by our other existing stockholders in accordance with Rule 144 of the Securities Act.
As further described below, until we have been a reporting company for at least 90 days, only non-affiliates who have beneficially owned their shares of common stock for a period of at least one year will be able to sell their shares of Class A common stock and Class T common stock under Rule 144, which is expected to include approximately                    shares of common stock immediately after our registration.
Rule 144
In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation, or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.
In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell, within any three-month period:
•a number of shares of Class A common stock that does not exceed the greater of: (i) 1% of the number of shares of our Class A common stock then outstanding; or (ii) the average weekly trading volume of our Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.
•a number of shares of Class T common stock that does not exceed 1% of the number of shares of our Class T common stock then outstanding.
Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.
Rule 701
Rule 701 generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.
Registration Rights
Pursuant to the IRA, we have granted demand, Form S-3, and piggyback registration rights to certain of our stockholders to sell our Class A common stock, Class B common stock, or Class T common stock. Registration of the sale of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See the section titled “Description of Capital Stock—Registration Rights” for additional information.
Registration Statements on Form S-8
In connection with this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act covering all of the shares of our Class A common stock and Class B common stock subject to outstanding stock options and the shares of our Class A common stock reserved for issuance under our equity incentive plans. We expect to file these registration statements as soon as permitted under the Securities Act. However, the shares registered on Form S-8 may be subject to the volume limitations and the manner of sale, notice, and public information requirements of Rule 144.

SALE PRICE HISTORY OF OUR CAPITAL STOCK
We intend to apply to list our Class A common stock on the Nasdaq Global Select Market. Prior to the initial listing, no public market existed for our Class A common stock. However, our Class A common stock and Class B common stock has a history of trading in private transactions. Shares of our Class T common stock have no prior trading history. The table below shows the high and low sales prices for our Class A common stock and Class B common stock in private transactions by our stockholders, for the indicated periods, as well as the volume weighted average price per share, based on information available to us. This information may have little or no relation to broader market demand for our Class A common stock and thus the opening public price and subsequent public price of our Class A common stock on the Nasdaq Global Select Market. As a result, you should not place undue reliance on these historical private sales prices as they may differ materially from the opening public price and subsequent public price of our Class A common stock on the Nasdaq Global Select Market. See the section titled “Risk Factors—Risks Related to Ownership of Our Class A Common Stock and Class T Common Stock—The price of our Class A common stock and Class T common stock may have little or no relationship to the historical sales prices of our capital stock in private transactions.”

	Per Share Sale Price		Number of Shares Sold in the Period	Volume Weighted Average Price (VWAP)	Number of Shares Outstanding (Period End)
	High	Low
Annual
Year Ended December 31, 2020
Quarterly
Year Ended December 31, 2020
First Quarter	$—	$—	—	$—	182,011,368
Second Quarter	$—	$—	—	$—	182,061,183
Third Quarter	$28.83	$28.83	2,081,164	$28.83	185,224,097
Fourth Quarter	$	$		$
Monthly
Year Ended December 31, 2020
June	$—	$—	—	$—	182,061,183
July	$—	$—	—	$—	184,296,819
August	$28.83	$28.83	1,040,582	$28.83	184,423,787
September	$28.83	$28.83	1,040,582	$28.83	185,224,097
October
November
December

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
The following summary describes the material U.S. federal income tax consequences of the ownership and disposition of our Class A common stock and Class T common stock acquired pursuant to in this offering. This discussion does not describe all of the tax considerations that may be relevant to a particular holder's acquisition, ownership or disposition of the Class A common stock or Class T common stock such as the potential application of the alternative minimum tax or Medicare contribution tax on net investment income. In addition, this discussion does not deal with state or local taxes, U.S. federal gift, and estate tax laws, except to the limited extent provided below, or any non-U.S. tax consequences that may be relevant to holders of our Class A common stock or Class T common stock in light of their particular circumstances.
Special rules different from those described below may apply to certain holders that are subject to special treatment under the Code, such as:
•insurance companies, banks, and other financial institutions;
•tax-exempt organizations (including private foundations) and tax-qualified retirement plans;
•foreign governments and international organizations;
•broker-dealers and traders in securities;
•U.S. expatriates and certain former citizens or long-term residents of the United States;
•persons required for U.S. federal income tax purposes to conform the timing of income accruals to their financial statements under Section 451(b) of the Code;
•persons that own, or are deemed to own, more than five percent of our capital stock;
•“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;
•persons who acquire our Class A common stock or Class T common stock through the exercise of an option or otherwise as compensation;
•persons that hold our Class A common stock or Class T common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or integrated investment or other risk reduction strategy;
•persons who do not hold our Class A common stock or Class T common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes); and
•partnerships and other pass-through entities, and investors in such pass-through entities (regardless of their places of organization or formation).
Such holders are urged to consult their own tax advisors to determine the U.S. federal, state, local, and other tax consequences that may be relevant to them.
Furthermore, the discussion below is based upon the provisions of the Code, and Treasury regulations, rulings, and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked, or modified, possibly retroactively, and are subject to differing interpretations which could result in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions or will not take a contrary position regarding the tax consequences described herein, or that any such contrary position would not be sustained by a court.
PERSONS CONSIDERING THE PURCHASE OF OUR CLASS A COMMON STOCK OR CLASS T COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF ACQUIRING, OWNING, AND DISPOSING OF OUR

CLASS A COMMON STOCK AND CLASS T COMMON STOCK IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION, INCLUDING ANY STATE, LOCAL, OR NON-U.S. TAX CONSEQUENCES OR ANY U.S. FEDERAL NON-INCOME TAX CONSEQUENCES, AND THE POSSIBLE APPLICATION OF TAX TREATIES.
If an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes holds our Class A common stock or Class T common stock, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership that holds our Class A common stock or Class T common stock is urged to consult its own tax advisor with regard to the U.S. federal income tax consequences of the ownership of the Class A common stock or Class T common stock.
For purposes of this section, a “U.S. Holder” means a beneficial owner of our Class A common stock or Class T common stock (other than an entity treated as a partnership for U.S. federal income tax purposes) that is, for U.S. federal income tax purposes:
•a citizen or resident of the United States;
•a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or
•an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.
A “Non-U.S. Holder” means a beneficial owner of our Class A common stock or Class T common stock (other than an entity treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.
U.S. Holders
Distributions on the Class A common stock or Class T common stock
Distributions of cash or property with respect to the Class A common stock or Class T common stock will be treated first as dividends to the extent of our current or accumulated earnings and profits, next, as a non-taxable return of capital to the extent of your tax basis in our Class A common stock or Class T common stock (and you will reduce your tax basis accordingly) and thereafter as capital gain from disposition of such Class A common stock or Class T common stock. If you are a corporation, dividends received by you will be eligible for the dividends received deduction if you meet certain holding period and other applicable requirements. If you are a non-corporate U.S. Holder, dividends paid to you will qualify for taxation at preferential rates applicable to “qualified dividends” if you meet certain holding period and other applicable requirements. U.S. Holders should consult their own tax advisers regarding the availability of the reduced qualified dividend tax rate in light of their particular circumstances.
Disposition of the Class A common stock or Class T common stock
If you sell or otherwise dispose of your Class A common stock or Class T common stock, you will generally recognize capital gain or loss equal to the difference between the amount realized upon the disposition and your tax basis of the Class A common stock or Class T common stock. Capital gain of a non-corporate U.S. Holder is generally taxed at preferential rates where the holder has a holding period greater than one year. Taxpayers must report gains and losses on sales of securities, and related cost basis information when they file their income tax returns. Brokers also have a requirement to report sales information to the Internal Revenue Service, or IRS, on Form 1099-B. Taxpayers typically can elect one of several methods permitted by the IRS for their reporting of their cost basis in securities. However, with respect to the Class T common stock, as it is expected to be held in uncertificated form, only one method of cost basis reporting, the first-in, first-out (FIFO) method, may be available for the Class T common stock. Depending on your circumstances, FIFO may not be the best method for you. In some cases, it might be more beneficial to sell shares bought last first. However, it is expected that holders of the Class T common stock in uncertificated form will not be able to elect any method other than FIFO to report their sales information to the IRS. Shares of Class A common stock will be eligible for the normal methods of identification for cost basis reporting.
Backup withholding and information reporting
We or an applicable withholding agent will report to U.S. Holders and the IRS the amount of dividends paid during each calendar year, and the amount of any tax withheld. Under the backup withholding rules, a U.S. Holder may be subject to backup withholding with respect to dividends paid or the proceeds of a disposition of our Class A common stock or Class T common stock unless the U.S. Holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of exemptions from the backup withholding rules. A U.S. Holder that does not provide us with its correct taxpayer identification number may also be subject to penalties imposed by the IRS.
Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the U.S. Holder's federal income tax liability and may entitle the U.S. Holder to a refund, provided the required information is timely furnished to the IRS. U.S. Holders should consult their tax advisors concerning the application of information reporting and backup withholding rules.
Non- U.S. Holders
Distributions on the Class A common stock or Class T common stock
We do not expect to make any distributions on our Class A common stock or Class T common stock in the foreseeable future. If we do make distributions on our Class A common stock or Class T common stock, however, such distributions made to a Non-U.S. Holder of our Class A common stock or Class T common stock will constitute dividends for U.S. tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a Non-U.S. Holder’s adjusted tax basis in our Class A common stock or Class T common stock. Any remaining excess will be treated as gain realized on the sale or exchange of our Class A common stock or Class T common stock as described below under “—Gain on Disposition of Our Class A Common Stock or Class T Common Stock.”
Any distribution on our Class A common stock or Class T common stock that is treated as a dividend paid to a Non-U.S. Holder that is not effectively connected with the holder’s conduct of a trade or business in the United States will generally be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and the Non-U.S. Holder’s country of residence. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide the applicable withholding agent with a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E, or other appropriate form, certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. Such form must be provided prior to the payment of dividends and must be updated periodically. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. The holder’s agent will then be required to provide certification to the applicable withholding agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. withholding tax under an income tax treaty, you should consult with your own tax advisor to determine if you are able to obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.
We and the applicable withholding agents generally are not required to withhold tax on dividends paid to a Non-U.S. Holder that are effectively connected with the holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the holder maintains in the United States) if a properly executed IRS Form W-8ECI, stating that the dividends are so connected, is furnished us (or to the applicable withholding agent). In general, such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates applicable to U.S. persons. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments.
See also the section below titled “—Foreign Accounts” for additional withholding rules that may apply to dividends paid to certain foreign financial institutions or non-financial foreign entities.
Gain on disposition of our Class A common stock or Class T common stock
Subject to the discussions below under the sections titled “—Backup Withholding and Information Reporting,” a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax with respect to gain realized on a sale or other disposition of our Class A common stock or Class T common stock unless (i) the gain is effectively connected with a trade or business of the holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that the holder maintains in the United States), (ii) the Non-U.S. Holder is a nonresident alien individual and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (iii) we are or have been a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or the holder’s holding period in the Class A common stock or Class T common stock.
If you are a Non-U.S. Holder described in (i) above, you will be required to pay tax on the net gain derived from the sale at the regular graduated U.S. federal income tax rates applicable to U.S. persons. Corporate Non-U.S. Holders described in (i) above may also be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual Non-U.S. Holder described in (ii) above, you will be required to pay a flat 30% tax on the gain derived from the sale, which gain may be offset by U.S. source capital losses (even though you are not considered a resident of the United States), provided you have timely filed U.S. federal income tax returns with respect to such losses. With respect to (iii) above, in general, we would be a United States real property holding corporation if United States real property interests (as defined in the Code and the Treasury Regulations) comprised (by fair market value) at least half of our assets. We believe that we are not, and do not anticipate becoming, a United States real property holding corporation. However, there can be no assurance that we will not become a United States real property holding corporation in the future. Even if we are treated as a United States real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our Class A common stock or Class T common stock will not be subject to U.S. federal income tax so long as the Non-U.S. Holder is a “qualified foreign pension fund” as defined in Section 897(l)(2) of the Code or an entity all of the interests of which are held by qualified foreign pension funds, or (i) the Non-U.S. Holder owned, directly, indirectly, or constructively, no more than five percent of our Class A common stock or Class T common stock at all times within the shorter of (a) the five-year period preceding the disposition or (b) the holder’s holding period and (ii) our Class A common stock or Class T common stock is regularly traded on an established securities market. There can be no assurance that our Class A common stock or Class T common stock will qualify as regularly traded on an established securities market.
U.S. federal estate tax
The estates of nonresident alien individuals generally are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our Class A common stock and Class T common stock will be U.S. situs property and, therefore, will be included in the taxable estate of a nonresident alien decedent, unless an applicable estate tax treaty between the United States and the decedent’s country of residence provides otherwise. The terms “resident” and “nonresident” are defined differently for U.S. federal estate tax purposes than for U.S. federal income tax purposes. Investors are urged to consult their own tax advisors regarding the U.S. federal estate tax consequences of the ownership or disposition of our Class A common stock and Class T common stock.
Backup withholding and information reporting
Generally, we or certain financial middlemen must report information to the IRS with respect to any distributions we pay on our Class A common stock or Class T common stock, including the amount of any such distributions, the name and address of the recipient, and the amount, if any, of tax withheld, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. A similar report is sent to the holder to whom any such dividends are paid. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.
Dividends paid by us (or our paying agents) to a Non-U.S. Holder may also be subject to U.S. backup withholding. U.S. backup withholding generally will not apply to a Non-U.S. Holder who provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, or otherwise establishes an exemption, provided that the applicable withholding agent does not have actual knowledge or reason to know the holder is a U.S. person.
Under current U.S. federal income tax law, U.S. information reporting and backup withholding requirements generally will apply to the proceeds of a disposition of our Class A common stock or Class T common stock effected by or through a U.S. office of any broker, U.S. or non-U.S., unless the Non-U.S. Holder provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, or otherwise meets documentary evidence requirements for establishing non-U.S. person status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding requirements will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. Information reporting and backup withholding requirements may, however, apply to a payment of disposition proceeds if the broker has actual knowledge, or reason to know, that the holder is, in fact, a U.S. person. For information reporting purposes only, certain U.S. related brokers may be treated in a manner similar to U.S. brokers.
Backup withholding is not an additional tax. If backup withholding is applied to you, you should consult with your own tax advisor to determine whether you have overpaid your U.S. federal income tax, and whether you are able to obtain a tax refund or credit of the overpaid amount.
Foreign accounts
In addition, U.S. federal withholding taxes may apply under the Foreign Account Tax Compliance Act, or FATCA, on certain types of payments, including dividends on our Class A common stock or Class T common stock, made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on our Class A common stock or Class T common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (i) the foreign financial institution agrees to undertake certain diligence and reporting obligations, (ii) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. The 30% federal withholding tax described in this paragraph cannot be reduced under an income tax treaty with the United States. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (i) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Under proposed U.S. Treasury Regulations, this withholding tax will not apply to the gross proceeds from any sale or disposition of our common stock. Withholding agents may, but are not required to, rely on the proposed Treasury Regulations until final Treasury Regulations are issued. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.
Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our Class A common stock or Class T common stock.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR CLASS A COMMON STOCK AND CLASS T COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAW, AS WELL AS TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, NON-U.S. OR U.S. FEDERAL NON-INCOME TAX LAWS SUCH AS ESTATE AND GIFT TAX.

PLAN OF DISTRIBUTION
The registered stockholders and their pledgees, donees, transferees, assignees, or other successors-in-interest may sell their shares of Class A common stock covered hereby pursuant to brokerage transactions on the Nasdaq Global Select Market or any other public exchange or registered alternative trading system at prevailing market prices at any time after the shares of Class A common stock are listed for trading thereon. Our Class T common stock may only be traded on a registered securities exchange or ATS that has accepted our Class T common stock for trading or quotation, or in individually negotiated transactions. We have applied to register an ATS with the SEC and expect our Class T common stock to trade on our ATS once regulatory approvals are obtained and the ATS is operational. However, as of the date of this prospectus, no such exchange or ATS exists.
We are not party to any arrangement with any registered stockholder or any broker-dealer with respect to sales of shares of Class A common stock or Class T common stock by the registered stockholders, except we will engage financial advisors with respect to certain other matters relating to the registration of our Class A common stock and Class T common stock and listing of our Class A common stock, as further described below. As such, we do not anticipate receiving any notice as to if and when any registered stockholder may elect to sell their shares of Class A common stock or Class T common stock or the prices at which any such sales may occur, and there can be no assurance that any registered stockholders will sell any or all of the shares of Class A common stock or Class T common stock covered by this prospectus.
We will not receive any proceeds from the sale of shares of Class A common stock or Class T common stock by the registered stockholders. We expect to recognize certain non-recurring costs as part of our transition to a publicly-traded company, consisting of professional fees and other expenses. As part of our direct listing, these fees will be expensed in the period incurred and not deducted from net proceeds to the issuer as they would be in an initial public offering.
We have engaged Goldman Sachs & Co. LLC, or Goldman Sachs, and J.P. Morgan Securities, LLC, or J.P. Morgan, as our financial advisors to advise and assist us with respect to certain matters relating to the registration of our Class A common stock and Class T common stock and the listing of our Class A common stock on the Nasdaq Global Select Market. These matters include assisting us in defining our objectives with respect to the filing of the registration statement of which this prospectus forms a part, our preparation of the registration statement of which this prospectus forms a part, our preparation of investor communications and presentations in connection with investor education, and being available to consult with Nasdaq, including on the day that our shares of Class A common stock are initially listed on the Nasdaq Global Select Market.
In addition, Goldman Sachs will determine when our shares of Class A common stock are ready to trade and to approve proceeding with the opening of trading at the Current Reference Price (as defined below). However, the financial advisors have not been engaged to participate in investor meetings or to otherwise facilitate or coordinate price discovery activities or sales of our Class A common stock in consultation with us, except as described herein.
On the day that our shares of Class A common stock are initially listed on the Nasdaq Global Select Market, Nasdaq will begin accepting, but not executing, pre-opening buy and sell orders and will begin to continuously generate the indicative Current Reference Price on the basis of such accepted orders. The Current Reference Price is calculated each second and, during a 10-minute “Display Only” period, is disseminated, along with other indicative imbalance information, to Goldman Sachs and other market participants (including the other financial advisors) by Nasdaq on its NOII and BookViewer tools. Following the “Display Only” period, a “Pre-Launch” period begins, during which Goldman Sachs, in its capacity as our financial advisor, must notify Nasdaq that our shares are “ready to trade.” Once Goldman Sachs has notified Nasdaq that our shares of Class A common stock are ready to trade, Nasdaq will calculate the Current Reference Price (as defined below) for our shares of Class A common stock, in accordance with Nasdaq’s rules. If Goldman Sachs then approves proceeding at the Current Reference Price, the applicable orders that have been entered will then be executed at such price and regular trading of our shares of Class A common stock on the Nasdaq Global Select Market will commence, subject to Nasdaq conducting price validation checks in accordance with Nasdaq’s rules.

Under Nasdaq’s rules, the “Current Reference Price” means: (i) the single price at which the maximum number of orders to buy or sell our shares of Class A common stock can be matched; (ii) if more than one price exists under clause (i), then the price that minimizes the number of our shares of Class A common stock for which orders cannot be matched; (iii) if more than one price exists under clause (ii), then the entered price (i.e. the specified price entered in an order by a customer to buy or sell) at which our shares of Class A common stock will remain unmatched (i.e. will not be bought or sold); and (iv) if more than one price exists under clause (iii), a price determined by Nasdaq after consultation with Goldman Sachs and J.P. Morgan in their capacity as financial advisors. Goldman Sachs and J.P. Morgan will exercise any consultation rights only to the extent that they may do so consistent with the anti-manipulation provisions of the federal securities laws, including Regulation M (to the extent applicable), or applicable relief granted thereunder. In determining the Current Reference Price, Nasdaq’s algorithms will match orders that have been entered into and accepted by Nasdaq’s system. This occurs with respect to a potential Current Reference Price when orders to buy shares of Class A common stock at an entered bid price that is greater than or equal to such potential Current Reference Price are matched with orders to sell a like number of shares of Class A common stock at an entered asking price that is less than or equal to such potential Current Reference Price.
To illustrate, as a hypothetical example of the calculation of the Current Reference Price, if Nasdaq’s algorithms matched all accepted orders as described above, and two limit orders remained — a limit order to buy 500 shares of Class A common stock at an entered bid price of $10.01 per share and a limit order to sell 200 shares of Class A common stock at an entered asking price of $10.00 per share — the Current Reference Price would be determined as follows:
•Under clause (i), if the Current Reference Price is $10.00, then the maximum number of additional shares that can be matched is 200. If the Current Reference Price is $10.01, then the maximum number of additional shares that can be matched is also 200, which means that the same maximum number of additional shares would be matched at the price of either $10.00 or $10.01.
•Because more than one price under clause (i) exists, under clause (ii), the Current Reference Price would be the price that minimizes the imbalance between orders to buy or sell (i.e. minimizes the number of shares that would remain unmatched at such price). Selecting either $10.00 or $10.01 as the Current Reference Price would create the same imbalance in the limit orders that cannot be matched, because at either price 300 shares would not be matched.
•Because more than one price under clause (ii) exists, then under clause (iii), the Current Reference Price would be the entered price at which orders for shares of common stock at such entered price will remain unmatched. In such case, choosing $10.01 would cause 300 shares of the 500 share limit order with the entered price of $10.01 to remain unmatched, compared to choosing $10.00, where all 200 shares of the limit order with the entered price of $10.00 would be matched, and no shares at such entered price remain unmatched. Thus, Nasdaq would select $10.01 as the Current Reference Price because orders for shares at such entered price will remain unmatched.
The above example (including the prices) is provided solely by way of illustration.
Goldman Sachs will determine when our shares of Class A common stock are ready to trade and approve proceeding at the Current Reference Price primarily based on consideration of volume, timing, and price. In particular, Goldman Sachs will determine, based primarily on pre-opening buy and sell orders, when a reasonable amount of volume will cross on the opening trade such that sufficient price discovery has been made to open trading at the Current Reference Price. If Goldman Sachs does not approve proceeding at the Current Reference Price (for example, due to the absence of adequate pre-opening buy and sell interest), Goldman Sachs will request that Nasdaq delay the open until such a time that sufficient price discovery has been made to ensure a reasonable amount of volume crosses on the opening trade.
Similar to a Nasdaq-listed underwritten initial public offering, in connection with the listing of our shares of Class A common stock, the financial advisors and buyers and sellers (or their brokers) who have subscribed will have access to the Nasdaq Stock Market’s Order Imbalance Indicator (sometimes referred to as the Net Order Imbalance Indicator), a widely available, subscription-based data feed, prior to submitting buy or sell orders. Nasdaq’s electronic trading platform simulates auctions every second to calculate a Current Reference Price, the number of shares that can be paired off the Current Reference Price, the number of shares that would remain unexecuted at the Current Reference Price and whether a buy-side or sell-side imbalance exists, or whether there is no imbalance, in order to disseminate that information continuously to buyers and sellers via the Order Imbalance Indicator data feed.
However, because this is not an underwritten initial public offering, there will be no “book building” process (i.e., an organized process pursuant to which buy and sell interest is coordinated in advance to some prescribed level – the “book”). Moreover, prior to the opening trade, there will not be a price at which underwriters initially sold shares of our Class A common stock to the public as there would be in an underwritten initial public offering. This lack of an initial public offering price could impact the range of buy and sell orders collected by the Nasdaq Global Select Market from various broker-dealers. Consequently, the public price of our shares of Class A common stock may be more volatile than in an underwritten initial public offering and could, upon listing on the Nasdaq Global Select Market, decline significantly and rapidly. See the section titled “Risk Factors—Risks Related to Ownership of Our Class A Common Stock and Class T Common Stock—The price of our Class A common stock and Class T common stock may be volatile, and the price of our Class A common stock, upon listing on the Nasdaq Global Select Market, and Class T common stock could decline significantly and rapidly. Market volatility may affect the value of an investment in our Class A common stock and could subject us to litigation.” and “Risk Factors—Risks Related to Ownership of Our Class A Common Stock—The price of our Class A common stock and Class T common stock may have little or no relationship to the historical sales prices of our capital stock in private transactions.”
In addition, in order to list on the Nasdaq Global Select Market, we are also required to have at least three registered and active market makers. We understand that the financial advisors that we will engage in connection with our listing intend (but are not obligated) to act as registered and active market makers, although any such market-making, if commenced, may be discontinued at any time. Further, our financial advisors may assist interested registered stockholders with the establishment of brokerage accounts.
In addition to sales made pursuant to this prospectus, the shares of Class A common stock and Class T common stock covered by this prospectus may be sold by the registered stockholders in individually negotiated transactions exempt from the registration requirements of the Securities Act. Under the securities laws of some states, shares of Class A common stock may be sold in such states only through registered or licensed brokers or dealers.
The registered stockholders may from time to time transfer, pledge, assign, or grant a security interest in some or all the shares of Class A common stock and Class T common stock owned by it and, if it defaults in the performance of its secured obligations, the transferees, pledgees, assignees, or secured parties may offer and sell the shares of Class A common stock and Class T common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of the registered stockholders to include the transferee, pledgee, assignee, or other successors in interest as registered stockholders under this prospectus. The registered stockholders also may transfer the shares in other circumstances, in which case the transferees, pledgees, or other successors in interest will be the registered beneficial owners for purposes of this prospectus.
If any of the registered stockholders utilize a broker-dealer in the sale of the shares of Class A common stock or Class T common stock being offered by this prospectus, such broker-dealer may receive commissions in the form of discounts, concessions, or commissions from such registered stockholder or commissions from purchasers of the shares of Class A common stock or Class T common stock for whom they may act as agent or to whom they may sell as principal.

LEGAL MATTERS
Fenwick & West LLP, San Francisco, California, which has acted as our counsel in connection with this offering, will pass upon the validity of the shares of our Class A common stock and Class T common stock registered by this prospectus. As of the date of this prospectus, individuals and entities associated with Fenwick & West LLP beneficially own an aggregate of less than 0.01% of our capital stock, which will convert to Class B common stock in connection with this offering. Latham & Watkins LLP, New York, New York, is legal advisor to the financial advisors.
CHANGE IN ACCOUNTANTS
On April 29, 2020, we changed our independent registered public accounting firm from Grant Thornton LLP to Deloitte & Touche LLP. The decision to change our independent registered public accounting firms was approved by the audit committee of our board of directors.
The report of Grant Thornton LLP on our consolidated balance sheet as of December 31, 2019 and the consolidated statements of operations, comprehensive income (loss), changes in convertible preferred stock and stockholders’ equity, and cash flows for the year then ended, did not contain an adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainties, audit scope or accounting principles. We had no disagreements with Grant Thornton LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to its satisfaction, would have caused Grant Thornton LLP to make reference in connection with its opinion to the subject matter of the disagreement during the two fiscal years prior to its dismissal and the subsequent interim period through April 29, 2020. During the two most recent fiscal years preceding our dismissal of Grant Thornton LLP, and the subsequent interim period through April 29, 2020, there were no “reportable events” as such term is defined in Item 304(a)(1)(v) of Regulation S-K.
We have provided Grant Thornton LLP with a copy of the foregoing disclosures and have requested that Grant Thornton LLP furnish us with a letter addressed to the SEC stating whether it agrees with the statements made by us as set forth above. A copy of Grant Thornton LLP’s letter, dated October 9, 2020, is filed as Exhibit 16.1 to this Registration Statement on Form S-1.
During the two years ended December 31, 2019 and through the period ended April 29, 2020, neither we, nor anyone acting on our behalf, consulted with Deloitte & Touche LLP on matters that involved the application of accounting principles to a specified transaction, either completed or proposed, the type of audit opinion that might be rendered on our financial statements, or any other matter that was the subject of a disagreement as that term is used in Item 304 (a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K or a reportable event as that term is used in Item 304(a)(1)(v) and the related instructions to Item 304 of Regulation S-K.
EXPERTS
Deloitte & Touche LLP
The consolidated financial statements of Coinbase Global, Inc. and subsidiaries as of June 30,2020 and for the six month ended June 30, 2020, included in this prospectus and elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
Grant Thornton LLP
The audited consolidated financial statements of Coinbase Global, Inc. and subsidiaries as of December 31, 2019, and for the year ended December 31, 2019, included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, our independent registered public accountants and upon the authority of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our Class A common stock and Class T common stock covered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and our Class A common stock and Class T common stock, we refer you to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance, we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. The SEC maintains a website that contains reports, proxy, and information statements, and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.
Immediately upon the effectiveness of the registration statement of which this prospectus forms a part, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements, and other information with the SEC. These periodic reports, proxy statements, and other information will be available for inspection and copying at the website of the SEC referred to above. We also maintain a website at www.coinbase.com. Upon the effectiveness of the registration statement of which this prospectus forms a part, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The inclusion of our website address in this prospectus is an inactive textual reference only. The information contained in or accessible through our website is not part of this prospectus or the registration statement of which this prospectus forms a part, and investors should not rely on such information in making a decision to purchase shares of our Class A common stock or Class T common stock.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Shareholders
Coinbase Global, Inc.
Opinion on the financial statements
We have audited the accompanying consolidated balance sheet of Coinbase Global, Inc. (a Delaware corporation) and subsidiaries (the “Company”) as of December 31, 2019, the related consolidated statements of operations, comprehensive income (loss), changes in convertible preferred stock and stockholders’ equity, and cash flows for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of their operations and their cash flows for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.
Basis for opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the auditing standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP
We have served as the Company’s auditor from 2018 to 2020.
New York, New York
October 9, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the stockholders and the Board of Directors of Coinbase Global, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated Balance Sheet of Coinbase Global, Inc. (the "Company") as of June 30, 2020, the related consolidated statements of Operations, Comprehensive Income, Changes in Convertible Preferred Stock and Stockholders’ Equity and Cash Flows, for the six months ended June 30, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2020, and the results of its operations and its cash flows for the six months ended June 30, 2020, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America (GAAS). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ Deloitte & Touche LLP
San Francisco, California
October 9, 2020
We have served as the Company's auditor since 2020.

Coinbase Global, Inc.
Consolidated Balance Sheets
(In thousands, except par value data)

	June 30,	December 31,	Pro Forma June 30, 2020 (unaudited)
	2020	2019
Assets
Current assets:
Cash and cash equivalents	$687,410	$548,945
Restricted cash	40,336	34,122
Customer custodial funds	1,689,695	1,201,350
USDC	38,584	88,429
Accounts receivable, net of allowance	25,667	17,496
Income tax receivable	79,793	74,171
Prepaid expenses and other current assets	32,993	22,433
Total current assets	2,594,478	1,986,946
Crypto assets held	38,350	33,932
Lease right-of-use assets	113,337	123,386
Property and equipment, net	50,689	47,117
Goodwill	54,696	54,696
Intangible assets, net	62,294	70,137
Other non-current assets	60,125	75,555
Total assets	$2,973,969	$2,391,769
Liabilities, Convertible Preferred Stock, and Stockholders’ Equity
Current liabilities:
Custodial funds due to customers	$1,618,872	$1,106,815
Accounts payable and accrued expenses	46,755	45,453
Lease liabilities, current	25,496	23,775
Other current liabilities	40,116	47,401
Total current liabilities	1,731,239	1,223,444
Lease liabilities, non-current	94,917	106,542
Total liabilities	1,826,156	1,329,986
Commitments and contingencies (Note 17)
Convertible preferred stock, $0.00001 par value; 126,605 shares authorized; 114,959 shares issued and outstanding at June 30, 2020 and December 31, 2019; aggregate liquidation preference of $580,981 at June 30, 2020 and December 31, 2019; no shares issued and outstanding, pro forma	564,697	564,697	$—
Stockholders’ equity
Class A common stock, $0.00001 par value; 259,104 shares authorized at June 30, 2020 and December 31, 2019; 7,336 and 7,317 issued and outstanding at June 30, 2020 and December 31, 2019, respectively; 16,168 shares issued and outstanding, pro forma	—	—	—
Class B common stock, $0.00001 par value; 208,414 shares authorized at June 30, 2020 and December 31, 2019; 59,765 and 59,677 issued and outstanding at June 30, 2020 and December 31, 2019, respectively; 165,893 shares issued and outstanding, pro forma	—	—	1
Additional paid-in capital	115,141	93,820	679,837
Accumulated other comprehensive loss	(245)	(721)	(245)
Retained earnings	468,220	403,987	468,220
Total stockholders’ equity	583,116	497,086	1,147,813
Total liabilities, convertible preferred stock, and stockholders’ equity	$2,973,969	$2,391,769	$2,973,969
The accompanying notes are an integral part of these consolidated financial statements.

Coinbase Global, Inc.
Consolidated Statements of Operations
(In thousands, except per share data)

	Six Months Ended June 30,		Year Ended December 31, 2019
	2020	2019
		(unaudited)
Revenue
Net revenue	$357,413	$245,223	$482,949
Other revenue	19,599	31,724	50,786
Total revenue	377,012	276,947	533,735
Operating expenses
Transaction expense	48,802	44,777	82,055
Technology and development	91,956	81,166	160,093
Sales and marketing	20,639	8,523	23,268
General and administrative	127,570	124,199	257,762
Restructuring	—	10,140	10,140
Other operating expense	7,184	25,116	46,200
Total operating expenses	296,151	293,921	579,518
Operating income (loss)	80,861	(16,974)	(45,783)
Other expense (income), net	7,146	(1,260)	(367)
Income (loss) before provision for (benefit from) income taxes	73,715	(15,714)	(45,416)
Provision for (benefit from) income taxes	9,482	(5,199)	(15,029)
Net income (loss)	$64,233	$(10,515)	$(30,387)
Net income (loss) attributable to common stockholders:
Basic	$10,814	$(10,515)	$(30,387)
Diluted	$12,700	$(10,515)	$(30,387)
Net income (loss) per share attributable to common stockholders:
Basic	$0.16	$(0.18)	$(0.50)
Diluted	$0.15	$(0.18)	$(0.50)
Weighted-average shares of common stock used to compute net income (loss) per share attributable to common stockholders:
Basic	66,982	59,729	61,317
Diluted	87,571	59,729	61,317
Pro forma net income (loss) per share attributable to common stockholders (unaudited):
Basic	$0.35		$(0.17)
Diluted	$0.32		$(0.17)
Pro forma weighted-average shares of common stock used to compute pro forma net income (loss) per share attributable to common stockholders (unaudited):
Basic	181,941		181,073
Diluted	202,530		181,073
The accompanying notes are an integral part of these consolidated financial statements.

Coinbase Global, Inc.
Consolidated Statements of Comprehensive Income (Loss)
(In thousands)

	Six Months Ended June 30,		Year Ended December 31, 2019
	2020	2019
		(unaudited)
Net income (loss)	$64,233	$(10,515)	$(30,387)
Other comprehensive income
Translation adjustment, net of tax	476	202	(43)
Comprehensive income (loss)	$64,709	$(10,313)	$(30,430)
The accompanying notes are an integral part of these consolidated financial statements.

Coinbase Global, Inc.
Consolidated Statements of Changes in Convertible Preferred Stock and Stockholders' Equity
(In thousands)

	Convertible Preferred Stock				Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings
			Common Stock
	Shares	Amount	Shares	Amount				Total
Balance at January 1, 2020	114,959	$564,697	66,995	$—	$93,820	$(721)	$403,987	$497,086
Repurchase of equity awards	—	—	—	—	(1,930)	—	—	(1,930)
Issuance of common stock upon exercise of stock options	—	—	108	—	865	—	—	865
Stock-based compensation expense	—	—	—	—	22,386	—	—	22,386
Comprehensive income	—	—	—	—	—	476	—	476
Net income	—	—	—	—	—	—	64,233	64,233
Balance at June 30, 2020	114,959	$564,697	67,103	$—	$115,141	$(245)	$468,220	$583,116

Balance at January 1, 2019	120,929	$569,232	59,850	$—	$47,257	$(678)	$453,492	$500,071
Issuance of Class A common stock	—	—	154	—	5,000	—	—	5,000
Repurchase of equity awards	—	—	(212)	—	(1,128)	—	(19,118)	(20,246)
Issuance of common stock upon exercise of stock options, net of repurchases	—	—	951	—	4,232	—	—	4,232
Vesting of restricted stock	—	—	199	—	1,389	—	—	1,389
Stock-based compensation expense	—	—	83	—	32,535	—	—	32,535
Conversion of preferred stock	(5,970)	(4,535)	5,970	—	4,535	—	—	4,535
Comprehensive loss	—	—	—	—	—	(43)	—	(43)
Net loss	—	—	—	—	—	—	(30,387)	(30,387)
Balance at December 31, 2019	114,959	$564,697	66,995	$—	$93,820	$(721)	$403,987	$497,086

Balance at January 1, 2019	120,929	$569,232	59,850	$—	$47,257	$(678)	$453,492	500,071
Issuance of Class A Common stock	—	—	154	—	5,000	—	—	5,000
Repurchase of equity awards	—	—	(212)	—	(1,128)	—	(19,118)	(20,246)
Issuance of common stock upon exercise of stock options, net of repurchases	—	—	321	—	1,393	—	—	1,393
Vesting of restricted stock	—	—	199	—	1,389	—	—	1,389
Stock-based compensation expense	—	—	—	—	14,184	—	—	14,184
Comprehensive income	—	—	—	—	—	202	—	202
Net loss	—	—	—	—	—	—	(10,515)	(10,515)
Balance at June 30, 2019 (unaudited)	120,929	$569,232	60,312	$—	$68,095	$(476)	$423,859	$491,478
The accompanying notes are an integral part of these consolidated financial statements.

Coinbase Global, Inc.
Consolidated Statements of Cash Flows
(In thousands)

	Six Months Ended June 30,		Year Ended December 31,
	2020	2019	2019
		(unaudited)
Cash flows from operating activities
Net income	$64,233	$(10,515)	$(30,387)
Adjustments to reconcile net income to net cash used in operating activities
Depreciation and amortization	14,378	4,950	16,878
Impairment expense	268	31	2,252
Stock-based compensation expense	21,634	14,864	31,147
Provision for transaction losses and doubtful accounts	(3,124)	(2,083)	(4,679)
Loss on disposal of property and equipment	—	5,690	9,073
Deferred income taxes	13,488	—	(20,903)
Unrealized loss (gain) on foreign exchange	6,621	(1,812)	(3,106)
Non-cash lease expense	12,086	5,330	13,323
Loss on investments	397	—	245
Change in fair value of contingent consideration	2,694	—	—
Realized (gain) loss on crypto assets	(10,642)	(682)	5,662
Crypto assets received as revenue	(10,779)	(5,451)	(11,408)
Crypto asset payments for expenses	7,424	6,506	11,622
Changes in operating assets and liabilities
USDC	48,724	85,279	35,303
Accounts receivable	(17,947)	(83,568)	30,703
Income tax receivable	(5,621)	(6,415)	(1,912)
Other assets	4,056	(23,739)	(38,594)
Custodial funds due to customers	513,298	370,320	(130,122)
Accounts payable and accrued expenses	7	(10,241)	(788)
Lease liabilities	(11,940)	(3,453)	(11,025)
Other liabilities	(11,450)	10,477	16,122
Net cash provided by (used in) operating activities	637,805	355,488	(80,594)
Cash flows from investing activities
Purchase of property and equipment	(3,230)	(17,513)	(33,521)
Proceeds from sale of property and equipment	—	1,886	2,293
Capitalized internal-use software development costs	(3,605)	(2,803)	(6,950)
Business combination	—	(5,750)	(5,698)
Purchase of investments	(3,249)	(2,410)	(7,938)
Asset acquisition	—	—	(55,389)
Proceeds from settlement of investments	203	325	374
Purchase of crypto assets	(131,858)	(163,754)	(271,266)
Disposal of crypto assets	142,293	169,479	272,742
Net cash provided by (used in) investing activities	554	(20,540)	(105,353)
Cash flows from financing activities
Issuance of common stock upon exercise of stock options	695	1,031	4,353
Cash paid to repurchase equity awards	(1,930)	(20,261)	(20,958)
Net cash used in financing activities	(1,235)	(19,230)	(16,605)

The accompanying notes are an integral part of these consolidated financial statements.

Coinbase Global, Inc.
Consolidated Statements of Cash Flows
(In thousands)

	Six Months Ended June 30,		Year Ended December 31,
	2020	2019	2019
		(unaudited)
Net increase in cash, cash equivalents, and restricted cash	637,124	315,718	(202,552)
Effect of exchange rates on cash	(4,099)	4,986	(170)
Cash, cash equivalents, and restricted cash, beginning of period	1,784,416	1,987,139	1,987,139
Cash, cash equivalents, and restricted cash, end of period	$2,417,441	$2,307,843	$1,784,417

Cash, cash equivalents, and restricted cash consisted of the following:
Cash and cash equivalents	$687,410	$579,419	$548,945
Restricted cash	40,336	48,935	34,122
Customer custodial funds	1,689,695	1,679,489	1,201,350
Total cash, cash equivalents, and restricted cash	$2,417,441	$2,307,843	$1,784,417

Supplemental disclosure of cash flow information
Cash paid during the period for income taxes	$2,065	$1,040	$2,165
Operating cash outflows for amounts included in the measurement of operating lease liabilities	$14,753	$4,664	$14,356
Supplemental schedule of non-cash investing and financing activities
Unsettled purchases of property and equipment	$7,809	$—	$5,522
Right-of-use assets obtained in exchange for operating lease obligations	$2,146	$68,705	$110,426
Issuance of common stock	$—	$5,000	$5,000
Purchase of crypto assets for non-cash consideration	$1,247	$—	$3,399
The accompanying notes are an integral part of these consolidated financial statements.

Coinbase Global, Inc.
Notes to Consolidated Financial Statements

1.    NATURE OF OPERATIONS
Coinbase, Inc. was founded in 2012. In April 2014, in connection with a corporate reorganization, Coinbase, Inc. became a wholly-owned subsidiary of Coinbase Global, Inc. (together with its consolidated subsidiaries, the “Company”).
The Company operates globally and is a leading provider of end-to-end financial infrastructure and technology for the cryptoeconomy. The Company offers retail users the primary financial account for the cryptoeconomy, institutions a state of the art regulated marketplace with a deep pool of liquidity for transacting in crypto assets, and ecosystem partners technology and services that enable them to build crypto-based applications and securely accept crypto assets as payment.
In May 2020, following the global pandemic resulting from the coronavirus known as COVID-19, the Company became a remote-first company, meaning that for the vast majority of roles, the Company’s employees have the option to work remotely. Accordingly, the Company does not maintain a headquarters.
2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of presentation and principles of consolidation
The accompanying consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) and include the accounts of the Company and its subsidiaries. The Company’s subsidiaries are entities in which the Company holds, directly or indirectly, more than 50% of the voting rights or where it exercises control. Certain subsidiaries of the Company have a basis of presentation different from GAAP. For the purposes of the consolidated financial statements, the basis of presentation of such subsidiaries is converted to GAAP. All intercompany accounts and transactions have been eliminated.
Use of estimates
The preparation of the consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions in the Company’s consolidated financial statements and notes thereto.
Significant estimates and assumptions include the determination of the recognition, measurement, and valuation of current and deferred income taxes; the fair value of stock-based awards issued; the useful lives of intangible assets; the useful lives of property and equipment; the Company’s incremental borrowing rate; the fair value of assets acquired and liabilities assumed in business combinations; the fair value of contingent consideration given in asset acquisitions; and loss provisions.
Actual results and outcomes may differ from management’s estimates and assumptions due to risks and uncertainties, including uncertainty in the current economic environment due to COVID-19. To the extent that there are material differences between these estimates and actual results, the Company’s consolidated financial statements will be affected. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the result of which forms the basis for making judgments about the carrying values of assets and liabilities.
Unaudited interim consolidated financial information
The accompanying interim consolidated statements of operations, comprehensive loss, and cash flows for the six months ended June 30, 2019 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with GAAP, on the same basis as the audited consolidated financial statements, and in management’s opinion, reflect all adjustments, consisting only of normal, recurring adjustments, that are necessary for the fair statement of the Company’s results of operations and cash flows for the six months ended June 30, 2019. The consolidated results of operations or cash flows for the six months ended June 30, 2020 are not necessarily indicative of the results to be expected for the full year or any other period.

Coinbase Global, Inc.
Notes to Consolidated Financial Statements
Unaudited pro forma balance sheet and pro forma earnings (loss) per share
The unaudited pro forma balance sheet as of June 30, 2020 has been prepared assuming the automatic conversion of all outstanding shares of convertible preferred stock into 114,959,417 shares of common stock immediately prior to the direct listing of the Company’s common stock, as though the reclassification had occurred on June 30, 2020.
The unaudited pro forma basic and diluted net income (loss) per share attributable to common stockholders is computed to give effect to the automatic conversion of the Company’s outstanding convertible preferred stock into shares of common stock in connection with becoming a public company. The Company used the if-converted method as though the conversion had occurred as of the beginning of the period or the original date of issuance, if later.
Foreign currency transactions
The Company’s functional currency is the U.S. dollar. The Company has exposure to foreign currency translation gains and losses arising from the Company’s net investment in foreign subsidiaries. The revenues, expenses, and financial results of these foreign subsidiaries are recorded in their respective functional currencies. The financial statements of these subsidiaries are translated into U.S. dollars using a current rate of exchange, with gains or losses, net of tax as applicable, included in accumulated other comprehensive income/loss (“AOCI”) within the consolidated statements of changes in convertible preferred stock and stockholders’ equity. Cumulative translation adjustments are released from AOCI and recorded in the statements of operations when the Company disposes or loses control of a consolidated subsidiary. Gains and losses resulting from remeasurement are recorded in other income (expense) within the consolidated statements of operations.

Business combinations
The results of businesses acquired in a business combination are included in the Company’s consolidated financial statements from the date of the acquisition. Purchase accounting results in assets and liabilities of an acquired business being recorded at their estimated fair values on the acquisition date. Any excess consideration over the fair value of assets acquired and liabilities assumed is recognized as goodwill. Acquisition-related costs incurred by the Company are recognized as an expense in professional services within the consolidated statements of operations.
The Company uses its best estimates and assumptions to assign fair value to the tangible and intangible assets acquired and liabilities assumed at the acquisition date. The Company’s estimates are inherently uncertain and subject to refinement.
During the measurement period, which may be up to one year from the acquisition date, and to the extent that the value was not previously finalized, the Company may record adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed, with the corresponding offset to goodwill. In addition, uncertain tax positions and tax-related valuation allowances are initially recorded in connection with a business combination as of the acquisition date. The Company continues to collect information about facts and circumstance that existed at the date of acquisition and reevaluates these estimates and assumptions quarterly and records any adjustments to the Company’s preliminary estimates to goodwill, provided that the Company is within the measurement period. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the Company’s consolidated statements of operations.
Fair value measurements
The Company measures certain assets and liabilities at fair value. The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the

Coinbase Global, Inc.
Notes to Consolidated Financial Statements
categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:
•Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•Level 2: Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
•Level 3: Inputs that are generally unobservable and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.
Cash and cash equivalents
Cash and cash equivalents include cash and interest bearing highly liquid investments held at financial institutions and cash on hand that are not restricted as to withdrawal or use with an initial maturity of three months or less. Cash and cash equivalents excludes customer legal tender, which is reported separately as customer custodial funds in the accompanying consolidated balance sheets. Refer to Customer custodial funds and custodial funds due to customers below for further details.
Restricted cash
The Company has restricted cash deposits at financial institutions related to operational restricted deposits and a standby letter of credit.
Customer custodial funds and custodial funds due to customers
Customer custodial funds represent restricted cash and cash equivalent maintained by the Company in segregated accounts for the exclusive benefit of customers. Custodial funds due to customers represent cash deposits held by customers in their fiat wallets and unsettled transaction payables. The Company retains segregated funds in excess of the custodial liability in order to minimize the risk of under-funding due to timing of in-transit deposits and payments. Excess funds are sourced from corporate cash.
USDC
USDC is accounted for as a financial instrument, which can be redeemed one USDC for one U.S. dollar on demand from the issuer.
Accounts receivable and allowance for doubtful accounts
Accounts receivable consists of customer funds receivable, Custodial fee revenue receivable, interest receivable, and other receivables. Customer funds receivable represent amounts due for crypto assets delivered to customers and settlements due from third-party payment processors and banks for customer transactions. Customer funds receivable are typically received within one or two business days of the transaction date. The Company establishes withdrawal based limits in order to mitigate potential losses, by preventing customers from withdrawing the crypto asset to an external blockchain address until the payment settles. The Company recognizes an allowance for doubtful accounts for receivables that are more than 90 days past due. Accounts receivable deemed uncollectable, which occurs once they reach 180 days past due and all collection efforts have been exhausted, are charged against the allowance for doubtful accounts when identified. As of June 30, 2020 and December 31, 2019, the Company recognized an allowance for doubtful accounts of $0.6 million and $4.3 million, respectively. The decrease in allowance for doubtful accounts was due to write-off of outstanding receivables that were fully reserved.
Concentration of credit risk
The Company’s cash, cash equivalents, restricted cash, customer custodial funds, and accounts receivable are potentially subject to concentration of credit risk. Cash, cash equivalents, restricted cash,

Coinbase Global, Inc.
Notes to Consolidated Financial Statements
and customer custodial funds are placed with financial institutions which are of high credit quality. The Company invests cash, cash equivalents, and customer accounts primarily in highly liquid, highly rated instruments which are uninsured. The Company may also have deposit balances with financial institutions which exceed the Federal Deposit Insurance Corporation insurance limit of $250,000.
As of June 30, 2020, the Company held $38.6 million of USDC. The underlying U.S. dollars are held by the issuer with its U.S. banking partners in segregated accounts, on behalf of, and for the benefit of, holders of USDC.
As of June 30, 2020 and December 31, 2019, no customer accounted for more than 10% of the Company’s accounts receivable. As of June 30, 2020, the Company had two payment processors and one bank partner account representing 20%, 14%, and 15% of accounts receivable, respectively. As of December 31, 2019, the Company had one payment processor and one bank partner account representing 40% and 18% of accounts receivable, respectively. During the six months ended June 30, 2020 and June 30, 2019 (unaudited) and the year ended December 31, 2019, no customer accounted for more than 10% of total revenue.
As of June 30, 2020, the Company had entered into margin lending arrangements with customers (which customers can use to purchase crypto assets on the Company’s platform) of up to $41.8 million, of which $3.7 million of those loans had been utilized by customers. These loans are included in accounts receivable in the consolidated balance sheets.
Crypto assets held
The crypto assets held by the Company are accounted for as intangible assets with indefinite useful lives, and are initially measured at cost. Crypto assets accounted for as intangible assets are not amortized, but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the crypto asset at the time its fair value is being measured. Impairment expense is reflected in other operating expense in the consolidated statements of operations. The Company assigns costs to transactions on a first-in, first-out basis. Impairment expense during the six months ended June 30, 2020 and June 30, 2019 (unaudited) and the year ended December 31, 2019 were insignificant.
Leases
The Company determines if an arrangement is a lease at inception. Operating leases are included in lease right-of-use (“ROU”) assets and lease liabilities in the consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of future minimum lease payments over the lease term. Most leases do not provide an implicit rate, so the Company uses its incremental borrowing rate. The operating lease ROU assets also include any lease payments made before commencement and exclude lease incentives.
The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that those options will be exercised. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company has made the policy election to account for short-term leases by recognizing the lease payments in profit or loss on a straight-line basis over the lease term and not recognizing these leases on the Company’s consolidated balance sheets. Variable lease payments are recognized in profit or loss in the period in which the obligation for those payments is incurred. The Company has real estate lease agreements with lease and non-lease components for which the Company has made the accounting policy election to account for these agreements as a single lease component.
Property and equipment
Property and equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the lesser of the estimated useful life of the asset or the remaining

Coinbase Global, Inc.
Notes to Consolidated Financial Statements
lease term. The estimated useful lives of the Company’s property, equipment, and software are generally as follows:

Property and equipment	Useful life
Furniture and fixtures	Three to five years
Computer equipment	Two to five years
Leasehold improvements	Lesser of useful life or remaining lease term
Capitalized software	One to three years
Construction-in-progress represents costs incurred on the construction of leasehold improvements that have not been completed or placed in service as of the end of the year, and accordingly, no depreciation expense has been recorded.
Capitalized software consists of costs incurred during the application development stage of internal-use software. Capitalized costs consist of salaries and compensation costs for employees, fees paid to third-party consultants who are directly involved in development efforts, and costs incurred for upgrades and enhancements to add functionality of the software. Other costs that do not meet the capitalization criteria are expensed as incurred.
Long-lived assets, including goodwill and acquired intangible assets
The Company evaluates the recoverability of long-lived assets on an annual basis, or more frequently whenever circumstances indicate a long-lived asset may be impaired. When indicators of impairment exist, the Company estimates future undiscounted cash flows attributable to such assets. In the event future undiscounted cash flows do not exceed the carrying amount of the assets, the asset would be considered impaired. The impairment loss is measured based upon the difference between the carrying amount and the fair value of the assets.
Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired in a business combination. Goodwill is tested for impairment at the reporting unit level on an annual basis (October 1 for the Company) and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. For the periods presented, the Company had recorded no impairment charges.
Acquired intangible assets with a definite useful life are amortized over their estimated useful lives on a straight-line basis. Each period, the Company evaluates the estimated remaining useful life of its intangible assets and whether events or changes in circumstances warrant a revision to the remaining period of amortization. Intangible assets assessed as having indefinite lives are not amortized, but are assessed for indicators that the useful life is no longer indefinite or for indicators of impairment each period.
Investments
The Company holds the following categories of investments, which are included in other non-current assets in the consolidated balance sheets.
Equity method investments
The Company holds equity investments in privately-held companies. The Company applies the equity method of accounting for investments in other entities when it holds between 20% and 50% of the common stock or in-substance common stock in the entity or when it exercises significant influence over the entity. Under the equity method, the Company’s share of each entity’s profit or loss is reflected in other expense (income), net in the consolidated statements of operations.
Strategic investments
The Company has strategic investments in equity instruments where the Company (1) holds less than 20% ownership in the entity, and (2) does not exercise significant influence. These are recorded at cost

Coinbase Global, Inc.
Notes to Consolidated Financial Statements
and adjusted for observable transactions for same or similar investments of the same issuer (referred to as the measurement alternative) or impairment.
Revenue recognition
See Note 5, Revenue, for information on the Company’s accounting policies for revenue recognition.

Contract acquisition costs
The Company has elected to apply the practical expedient to recognize the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that would otherwise have been recognized is one year or less.
Transaction expense
Transaction expense includes costs incurred to operate the Company’s platform, process crypto asset trades, and perform wallet services. These costs include account verification fees, fees to process transactions on a blockchain network, fees paid to payment processors and other financial institutions for customer transaction activity, and crypto asset losses due to transaction reversals. Fixed-fee costs are expensed over the term of the contract and transaction-level costs are expensed as incurred.
Technology and development
Technology and development includes costs incurred in operating, maintaining, and enhancing the Coinbase Platform, including network, website hosting, and infrastructure costs. Technology and development also includes costs incurred in developing new products and services, personnel related expenses, and the amortization of acquired developed technology. Personnel related expenses include salaries, bonuses, benefits, and stock-based compensation.
Sales and marketing
Sales and marketing primarily includes costs related to customer acquisition, advertising and marketing programs, and personnel related expenses. Sales and marketing costs are expensed as incurred.
General and administrative
General and administrative expenses include costs incurred to support the Company’s business, including legal, finance, compliance, human resources, executive, and other support operations. General and administrative expenses also include personnel related expenses, software subscriptions for support services, facilities and equipment costs, depreciation, amortization of acquired customer relationship intangible assets, sales and property taxes, gains and losses on disposal of fixed assets, legal reserves and settlements, and other general overhead. General and administrative costs are expensed as incurred.
Other operating expense
Other operating expense includes the cost of the Company’s crypto assets used to fulfill customer transactions. Periodically, as an accommodation to customers, the Company may fulfill customer transactions using the Company’s own crypto assets. The Company has custody and control of the crypto assets prior to the sale to the customer and records revenue at the point in time when the sale to the customer is processed. Accordingly, the Company records the total value of the sale in other revenue and the cost of the crypto asset in other operating expense.
Other operating expense also includes impairment, realized gains, and realized losses on crypto assets.

Coinbase Global, Inc.
Notes to Consolidated Financial Statements
Stock-based compensation
The Company recognizes stock-based compensation expense using a fair-value based method for costs related to all stock-based payments issued under the Company’s equity incentive plans, including restricted stock and options granted to employees, directors, and non-employees. The Company estimates the fair value of stock-based payments on the date of grant using the Black-Scholes-Merton option-pricing model. The fair value of the stock option is expensed over the related service period which is typically the vesting period and the straight-line method is used for expense attribution.
The model requires management to make a number of assumptions, including the fair value and expected volatility of the Company’s underlying common stock price, expected life of the option, risk-free interest rate, and expected dividend yield. The fair value of the underlying common stock is determined using the probability weighted expected return method, with a discounted cash flow model or a market multiples method used for each expected outcome. The expected stock price volatility assumption for the Company’s stock options are determined by using a weighted average of the historical stock price volatilities of comparable companies from a representative peer group, as sufficient trading history for the Company’s common stock is not available. The Company uses historical exercise information and contractual terms of options to estimate the expected term. The risk-free interest rate for periods within the expected life of the option is based on the U.S. Treasury zero coupon bonds with terms consistent with the expected term of the award at the time of grant. The expected dividend yield assumption is based on the Company’s history and expectation of no dividend payouts.
The Company has elected to account for forfeitures of awards as they occur, with previously recognized compensation reversed in the period that the awards are forfeited.
Income taxes
The Company accounts for income taxes using the asset and liability method whereby deferred tax asset and liability account balances are determined based on temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. A valuation allowance is established when management estimates that it is more likely than not that deferred tax assets will not be realized. Realization of deferred tax assets is dependent upon future pre-tax earnings, the reversal of temporary differences between book and tax income, and the expected tax rates in future periods.
The Company is required to evaluate the tax positions taken in the course of preparing its tax returns to determine whether tax positions are more likely than not of being sustained by the applicable tax authority. Tax benefits of positions not deemed to meet the “more-likely-than-not” threshold would be recorded as a tax expense in the current year. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount that is initially recognized. It is the Company’s practice to recognize interest and penalties related to income tax matters in income tax expense.
For U.S. Federal tax purposes, crypto asset transactions are treated on the same tax principles as property transactions. The Company recognizes a gain or loss when crypto assets are exchanged for other property, in the amount of the difference between the fair market value of the property received and the tax basis of the crypto assets. Receipts of crypto assets in exchange for goods or services are included in taxable income at the fair market value on the date of receipt.
Net income per share
The Company computes net income per share using the two-class method required for participating securities. The two-class method requires income available to common stockholders for the period to be allocated between common stock and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. The Company’s convertible preferred stock are participating securities. These participating securities do not contractually require the holders of such shares to participate in the Company’s losses. As such, net losses for the periods presented were not allocated to the Company’s participating securities.

Coinbase Global, Inc.
Notes to Consolidated Financial Statements
Basic net income per share is computed using the weighted-average number of outstanding shares of common stock during the period. Diluted net income per share is computed using the weighted-average number of outstanding shares of common stock and, when dilutive, potential shares of common stock outstanding during the period. Potential shares of common stock consist of incremental shares issuable upon the assumed exercise of stock options and warrants as well as the shares of convertible preferred stock.
Segment reporting
Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (the “CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Company’s Chief Executive Officer is the Company’s CODM. The CODM reviews financial information presented on a global consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. While the Company does have revenue from multiple products and geographies, no measures of profitability by product or geography are available, so discrete financial information is not available for each such component. As such, the Company has determined that it operates as one operating segment and one reportable segment.
Recent accounting pronouncements
Recently adopted accounting pronouncements
On August 27, 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2018-13, Fair Value Measurement (Topic 820), Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”). The guidance eliminates, adds, and modifies certain disclosure requirements for fair value measurements. The Company adopted the amendment as of January 1, 2019. Adoption of the guidance did not have a material impact on the Company's consolidated financial statements and disclosures.
On August 26, 2016, the FASB issued Accounting Standards Update No. 2016-15, Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”). These amendments provide cash flow statement classification guidance for: (1) Debt Prepayment or Debt Extinguishment Costs, (2) Settlement of Zero-Coupon Debt Instruments or Other Debt Instruments with Coupon Interest Rates That Are Insignificant in Relation to the Effective Interest Rate of the Borrowing, (3) Contingent Consideration Payments Made after a Business Combination, (4) Proceeds from the Settlement of Insurance Claims, (5) Proceeds from the Settlement of Corporate-Owned Life Insurance Policies, including Bank-Owned Life Insurance Policies, (6) Distributions Received from Equity Method Investees, (7) Beneficial Interests in Securitization Transactions, and (8) Separately Identifiable Cash Flows and Application of the Predominance Principle. The Company adopted the amendment as of January 1, 2019. Adoption of the guidance did not have a material impact on the Company's consolidated statements of cash flows.
On November 11, 2019, the FASB issued Accounting Standards Update No. 2019-08, Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Codification Improvements—Share-Based Consideration Payable to a Customer (“ASU 2019-08”), that simplifies and increases comparability of accounting for nonemployee share-based payments, specifically those made to customers. The new guidance requires companies to measure and classify (on the balance sheet) share-based payments to customers by applying the guidance in Topic 718. As a result, the amount recorded as a reduction in revenue would be measured based on the grant-date fair value of the share-based payment. The Company elected to early adopt the amendment as of January 1, 2019. Adoption of the guidance did not have a material impact on the Company's consolidated financial statements and disclosures.
Accounting pronouncements pending adoption
Under the Jumpstart Our Business Startups Act (“JOBS Act”), the Company meets the definition of an emerging growth company (“EGC”). The Company has elected to take advantage of the extended

Coinbase Global, Inc.
Notes to Consolidated Financial Statements
transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act.
On June 16, 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2016-13, Financial Instruments - Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which significantly changes how entities will measure credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. ASU 2016-13 will replace today’s “incurred loss” approach with an “expected loss” model for instruments measured at amortized cost. For available-for-sale debt securities, entities will be required to record allowances rather than reduce the carrying amount, as they do today under the other-than-temporary impairment model. It also simplifies the accounting model for purchased credit-impaired debt securities and loans. The guidance is effective for the Company for its fiscal year beginning January 1, 2023 and interim periods within that fiscal year. The Company is currently evaluating the impact of the adoption of this guidance on its consolidated financial statements.
In August 2018, the FASB issued Accounting Standards Update No. 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40)—Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (“ASU 2018-15”), which aligns the accounting for implementation costs incurred in a hosting arrangement that is a service contract with the accounting for implementation costs incurred to develop or obtain internal-use software under ASC 350-40, in order to determine which costs to capitalize and recognize as an asset and which costs to expense. This guidance is effective for the Company for its fiscal year beginning January 1, 2021 and interim periods within its fiscal year beginning January 1, 2022. Early adoption is permitted. The standard can be applied either prospectively to implementation costs incurred after the date of adoption or retrospectively to all arrangements. The Company is currently evaluating the impact of the adoption of this guidance on its consolidated financial statements.
In December 2019, the FASB issued Accounting Standards Update No. 2019-12, Income Taxes: Simplifying the Accounting for Income Taxes (“ASU 2019-12”), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other things, the new guidance simplifies intraperiod tax allocation and reduces the complexity in accounting for income taxes with year-to-date losses in interim periods. This guidance is effective for the Company for its fiscal year beginning January 1, 2022, and interim periods within that fiscal year, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this guidance on its consolidated financial statements.
3.    RESTRUCTURING
In April 2019, management approved the closure of a Chicago office and ceased development of a new matching engine to facilitate high frequency trading. This resulted in a reduction of the Company’s overall workforce by twenty-six employees. As part of this reduction, the affected employees were given separation pay and fifteen of those employees had a portion of their stock options accelerated. Stock options that would have vested within sixteen weeks after their termination date were accelerated to vest on their termination date.
Contracts related to the development of the matching engine were either terminated or redirected for use elsewhere within the Company. Fixed assets that mainly included the hardware necessary to support the matching engine under development were disposed of.

Coinbase Global, Inc.
Notes to Consolidated Financial Statements
The restructuring was completed by December 31, 2019. The following restructuring expenses were recognized in restructuring expenses in the consolidated statements of operations for the year ended December 31, 2019 (in thousands):

	Costs Incurred	Cash Paid	Non-cash
Separation pay	$3,447	$3,447	$—
Contract termination fees	416	416	—
Stock-based compensation	994	—	994
Loss on disposal of fixed assets	5,283	—	5,283
Total	$10,140	$3,863	$6,277
4.    ACQUISITIONS
2019 Acquisitions
Neutrino
On January 17, 2019, the Company entered into an agreement to purchase all issued and outstanding shares of Neutrino S.r.l (“Neutrino”), for a total cash purchase price of $6.4 million. Neutrino developed solutions for monitoring, analyzing, and tracking crypto asset flows across multiple blockchains, providing actionable insight on the whole cryptoeconomy. The acquisition was completed on February 15, 2019. The Company renamed the Neutrino services to Coinbase Analytics.
As part of the transaction the Company also paid cash of $7.4 million into an escrow fund, to be distributed to the former stockholders of Neutrino over a four year period. The distribution was initially dependent on those former stockholders continuing to be employed with the Company. During March 2019, a decision was made to separate with certain Neutrino employees. As part of their separation agreement, the full amount held in the escrow fund of $7.4 million was released and included in technology and development in the consolidated statements of operations.
The following table summarizes the fair values of assets acquired and liabilities assumed as of the date of acquisition (in thousands):

Cash and cash equivalents	$750
Accounts receivable	227
Goodwill	3,908
Intangible assets	2,940
Total assets	$7,825
Accounts payable and accrued expenses	$579
Deferred tax liability	820
Total liabilities	$1,399
Net assets acquired	$6,426
The excess of purchase consideration over the fair value of net tangible and identifiable intangible assets acquired was recorded as goodwill of $3.9 million, which is not deductible for tax purposes. The goodwill balance is primarily attributed to the market presence, synergies, and the use of purchased technology to develop future products and technologies.

Coinbase Global, Inc.
Notes to Consolidated Financial Statements
The following table sets forth the components of identifiable intangible assets acquired and their estimated useful lives as of the date of acquisition (in thousands, except for years data):

	Fair Value	Useful Life at Acquisition (in years)
Developed technology	$2,630	3
Customer relationships	280	3
Trade name	30	1
The developed technology, customer relationships, and trade name represents the estimated fair value of Neutrino’s blockchain analytics technology, existing relationships with Neutrino users, and the Neutrino name, respectively.
The impact of this acquisition was considered immaterial to both the current and prior periods of the Company’s consolidated financial statements and pro forma financial information has not been provided

Xapo
On August 2, 2019, the Company closed a transaction with Xapo, Inc. (“Xapo”) to acquire the customer relationships of Xapo’s institutional custody business, which includes high net worth individuals and institutions. The purchase consideration was comprised of cash and contingent stock consideration, which would be issued to the seller if certain conditions were met on the anniversary of the transaction. This contingent consideration was accounted for as a liability measured at fair value, with subsequent changes in fair value being recognized in net income or loss. The total purchase consideration was $68.3 million, comprised of cash of $55.0 million, contingent consideration of $12.9 million, and direct acquisition costs of $0.4 million.
The purchase consideration was allocated as follows (in thousands, except years data):

	Cost	Useful Life at Acquisition (in years)
Customer relationships	$65,911	6
Non-compete agreement	2,402	5
Total	$68,313	6
The impact of this acquisition was considered immaterial to both the current and prior periods of the Company’s consolidated financial statements and pro forma financial information has not been provided.

5.    REVENUE
Revenue recognition
The Company determines revenue recognition through the following steps:
•identification of the contract, or contracts, with the customer;
•identification of the performance obligations in the contract;
•determination of the transaction price;
•allocation of the transaction price to the performance obligations in the contract; and
•recognition of the revenue when, or as, the Company satisfies a performance obligation.
Revenue is recognized when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The Company primarily generates revenue through transaction fees charged on the platform.

Coinbase Global, Inc.
Notes to Consolidated Financial Statements
The following table presents revenue of the Company disaggregated by revenue source (in thousands):

	Six Months Ended June 30,		Year Ended December 31, 2019
	2020	2019
		(unaudited)
Net revenue
Transaction revenue
Retail, net	$325,828	$220,941	$432,919
Institutional	18,028	14,406	30,086
Total transaction revenue	343,856	235,347	463,005
Subscription and services revenue
Custodial fee revenue	5,791	969	3,009
Staking revenue	4,162	24	188
Interest income	2,749	6,982	14,414
Other subscription and services revenue	855	1,901	2,333
Total subscription and services revenue	13,557	9,876	19,944
Total net revenue	$357,413	$245,223	$482,949

Other revenue
Crypto asset sales revenue	17,558	25,767	39,863
Corporate interest income	2,041	5,957	10,923
Total other revenue	$19,599	$31,724	$50,786

Total revenue	$377,012	$276,947	$533,735
Transaction revenue
Retail transaction revenue represents transaction fees earned from customers that are primarily individuals, while institutional transaction revenue represents transaction fees earned from institutional customers, such as hedge funds, family offices, principal trading firms, and financial institutions on the institutional platform.
The Company’s service comprises a single performance obligation to provide a crypto asset matching service when customers buy, sell, or convert crypto assets on the platform. That is, the Company is an agent in transactions between customers and presents revenue for the fees earned on a net basis.
Judgment is required in determining whether the Company is the principal or the agent in transactions between customers. The Company evaluates the presentation of revenue on a gross or net basis based on whether it controls the crypto asset provided before it is transferred to the customer (gross) or whether it acts as an agent by arranging for other customers on the platform to provide the crypto asset to the customer (net). The Company does not control the crypto asset being provided before it is transferred to the buyer, does not have inventory risk related to the crypto asset, and is not responsible for the fulfillment of the crypto asset. The Company also does not set the price for the crypto asset as the price is a market rate established by the platform. As a result, the Company acts as an agent in facilitating the ability for a customer to purchase crypto assets from another customer.
The Company considers its performance obligation satisfied, and recognizes revenue, at the point in time the transaction is processed. Contracts with customers are usually open-ended and can be terminated by either party without a termination penalty. Therefore, contracts are defined at the transaction level and do not extend beyond the service already provided.
The Company charges a fee at the transaction level. The transaction price, represented by the trading fee, is calculated based on volume and may vary depending on payment type and the value of the

Coinbase Global, Inc.
Notes to Consolidated Financial Statements
transaction. Crypto asset purchase or sale transactions executed by a customer on the Company’s platform include tiered pricing, based primarily on transaction volume. The fee rate charged per transaction is adjusted up or down if the volume processed for a specific historical period meets established thresholds. The Company has concluded that this volume-based pricing approach does not constitute a future material right since the discount is within a range typically offered to a class of customers with similar volume. The transaction fee is collected from the customer at the time the transaction is executed. In certain instances, the transaction fee can be collected in crypto assets, with revenue measured based on the amount of crypto assets received and the fair value of the crypto assets at the time of the transaction.
The transaction price includes estimates for reductions in revenue from transaction fee reversals that may not be recovered from customers. Such reversals occur when the customer disputes a transaction processed on their credit card or their bank account for a variety of reasons and seeks to have the charge reversed after the Company has processed the transaction. These amounts are estimated based upon the most likely amount of consideration to which the Company will be entitled. All estimates are based on historical experience and the Company’s best judgment at the time to the extent it is probable that a significant reversal of revenue recognized will not occur. All estimates of variable consideration are reassessed periodically. The total transaction price is allocated to the single performance obligation.
Custodial fee revenue
The Company provides a dedicated secure cold storage solution to customers and earns a fee, which is based on a contractual percentage of the daily value of assets under custody. The fee is collected on a monthly basis. These contracts typically have one performance obligation which is provided and recognized over the term of the contracts as customers simultaneously receive and consume the benefits of the services. The contract may be terminated by a customer at any time, without incurring a penalty. Customers are billed on the last day of the month during which services were provided, with the amounts being due within thirty days of receipt of the invoice. Amounts receivable from customers for custodial fee revenue was $3.2 million and $1.2 million as of June 30, 2020 and December 31, 2019, respectively. The allowance recognized against these fees was not material for any of the periods presented.
Staking revenue
The Company participates in networks with proof-of-stake consensus algorithms, through creating or validating blocks on the network. In exchange for participating in the consensus mechanism of these networks, the Company earns rewards in the form of the native token of the network. Each block creation or validation is a performance obligation. Revenue is recognized at the point when the block creation or validation is complete and the rewards are available for transfer. Revenue is measured based on the number of tokens received and the fair value of the token at the date of recognition.
Interest income and corporate interest income
The Company holds customer custodial funds and cash and cash equivalents at certain third-party banks which earn interest. Interest income is calculated using the interest method and is not within the scope of Topic 606 – Revenue from Contracts with Customers (“Topic 606”). Interest earned on customer custodial funds is included in interest income within subscription and services revenue. Interest earned on cash and cash equivalents is included in corporate interest income, within other revenue.
Other subscription and services revenue
Other subscription and services revenue primarily includes revenue from early stage services being offered by the Company, such as subscription license revenue. Generally, contracts with customers of early stage products contain one performance obligation, do not have variable consideration, and are satisfied at a point in time or over the period that services are provided.
Other revenue
Other revenue includes corporate interest income and sale of crypto assets. Periodically, as an accommodation to customers, the Company may fulfill customer transactions using the Company’s own

Coinbase Global, Inc.
Notes to Consolidated Financial Statements
crypto assets. The Company has custody and control of the crypto assets prior to the sale to the customer and records revenue at the point in time when the sale to the customer is processed. Accordingly, the Company records the total value of the sale in other revenue and the cost of the crypto assets in other operating expense within the consolidated statements of operations.
Related party transactions
Certain of the Company’s directors, executive officers, and holders of more than 5% of the Company’s outstanding capital stock are users of the Company’s platform. Fees charged to these users are on terms no more favorable than terms generally available to an unaffiliated third party under the same or similar circumstances. The Company recognized revenue with related parties of $1.0 million, $0.1 million, and $0.7 million for the six months ended June 30, 2020 and June 30, 2019 (unaudited) and the year ended December 31, 2019, respectively. As of June 30, 2020 and December 31, 2019, amounts receivable from related parties were $0.3 million and $0.2 million, respectively.
Revenue by geographic location
Revenue disaggregated by geography based on customers’ billing addresses is as follows (in thousands):

	Six Months Ended June 30,		Year Ended December 31, 2019
	2020	2019
		(unaudited)
United States	$280,368	$214,987	$417,260
Rest of the World(1)	96,644	61,960	116,475
Total revenue	$377,012	$276,947	$533,735
__________________
(1)No other individual country accounted for more than 10% of total revenue
6.    LEASES
The Company has operating leases for corporate offices. The leases have remaining lease terms of one to seven years. The leases contain options to extend or terminate the lease. However, these were not included in the lease terms, as the Company is not reasonably certain to exercise those options. The Company rents or subleases certain of these corporate offices to third parties. The Company recognized sublease income of $3.2 million and $0.6 million for the six months ended June 30, 2020 and June 30, 2019 (unaudited), respectively. The remaining terms of these subleases range from eight months to four years.
The components of lease cost were as follows (in thousands):

	Six Months Ended June 30,		Year Ended December 31, 2019
	2020	2019
		(unaudited)
Operating lease cost	$14,894	$6,586	$17,421
Short-term lease cost	157	2,148	3,031
Total lease cost	$15,051	$8,734	$20,452
Other information related to leases was as follows:

	Six Months Ended June 30,		Year Ended December 31, 2019
	2020	2019
		(unaudited)
Weighted-average remaining lease term (in years)	4.6	5.1	5.1
Weighted-average discount rate	4.59%	4.60%	4.58%

Coinbase Global, Inc.
Notes to Consolidated Financial Statements
The discount rates used in measuring the lease liabilities was based on the Company’s hypothetical incremental borrowing rate, as the rate implicit in the leases were not readily determinable. As the Company has not taken on any debt, its incremental borrowing rate was estimated based on sovereign yield curves and a risk premium based on yields of debt with a similar credit rating to the Company’s synthetic credit rating. The Company’s synthetic credit rating was estimated based on the Company’s key financial metrics, including but not limited to, total assets, total liabilities, annual revenue, and annual income or loss, compared to the same metrics of companies that have issued debt.
Maturities of lease liabilities were as follows (in thousands):

2020 (for the remainder of)	$15,393
2021	29,445
2022	26,887
2023	27,421
2024	27,171
Thereafter	7,389
Total lease payments	133,706
Less imputed interest	(13,293)
Total	$120,413
7.    PROPERTY AND EQUIPMENT
Property and equipment consisted of the following (in thousands):

	June 30,	December 31,
	2020	2019
Furniture and fixtures	$7,140	$4,134
Construction in progress	106	7,713
Computers and equipment	2,743	1,946
Leasehold improvements	41,720	32,403
Capitalized software	15,921	11,329
Total cost	67,630	57,525
Accumulated depreciation and amortization	(16,941)	(10,408)
Total, net	$50,689	$47,117
Depreciation and amortization expense was $6.5 million, $2.2 million, and $7.2 million for the six months ended June 30, 2020 and June 30, 2019 (unaudited) and the year ended December 31, 2019, respectively. Total additions to capitalized software was $4.6 million, $4.2 million, and $9.5 million for the six months ended June 30, 2020, and June 30, 2019 (unaudited) and the year ended December 31, 2019, respectively.
Long-lived assets, which consist of property and equipment, net and operating lease ROU assets, by geography is as follows (in thousands):

	June 30,	December 31,
	2020	2019

United States	$161,370	$166,630
Rest of the World(1)	2,656	3,873
Total long-lived assets	$164,026	$170,503
________________
(1)No other individual country accounted for more than 10% of total long-lived assets

Coinbase Global, Inc.
Notes to Consolidated Financial Statements
8.    GOODWILL AND INTANGIBLE ASSETS
Goodwill
The following table reflects the changes in the carrying amount of goodwill (in thousands):

	Six Months Ended June 30,	Year Ended December 31,
	2020	2019
Balance, beginning of period	$54,696	$50,766
Additions due to acquisitions	—	3,930
Balance, end of period	$54,696	$54,696
There is no accumulated impairment balance recognized against goodwill at the beginning or end of the period. The Company performed an impairment assessment as of June 30, 2020 as a result of the global economic impact of COVID-19. Based on the assessment, the Company concluded that there were no indicators that the fair value of the Company’s reporting unit was less than its carrying value.
Intangible assets
Intangible assets consisted of the following (in thousands, except years data):

As of June 30, 2020	Gross Carrying Amount	Accumulated Amortization	Intangible Assets, Net	Weighted Average Remaining Useful Life (in years)
Amortizing intangible assets
Acquired developed technology	$14,108	$(10,019)	$4,089	1.10
User base	400	(400)	—	—
Customer relationships	66,191	(10,198)	55,993	5.08
Trade name	30	(30)	—	—
Non-compete agreement	2,402	(440)	1,962	4.09
Indefinite life intangible assets
Domain name	250	—	250	N/A
Crypto assets held	38,350	—	38,350	N/A
Total	$121,731	$(21,087)	$100,644

As of December 31, 2019	Gross Carrying Amount	Accumulated Amortization	Intangible Assets, Net	Weighted Average Remaining Useful Life (in years)
Amortizing intangible assets
Acquired developed technology	$14,108	$(7,959)	$6,149	1.56
User base	400	(400)	—	—
Customer relationships	66,191	(4,659)	61,532	5.58
Trade name	30	(26)	4	0.12
Non-compete agreement	2,402	(200)	2,202	4.59
Indefinite life intangible assets
Domain name	250	—	250	N/A
Crypto assets held	33,932	—	33,932	N/A
Total	$117,313	$(13,244)	$104,069
Amortization expense of intangible assets was $7.9 million, $2.8 million, and $9.7 million for the six months ended June 30, 2020 and June 30, 2019 (unaudited) and the year ended December 31, 2019,

Coinbase Global, Inc.
Notes to Consolidated Financial Statements
respectively. The Company estimates that there is no significant residual value related to its intangible assets.
The expected future amortization expense for intangible assets as of June 30, 2020 is as follows (in thousands):

2020 (for the remainder of)	$7,863
2021	13,457
2022	11,585
2023	11,466
2024	11,265
Thereafter	6,408
Total amortization expense	$62,044
9.    PREPAID EXPENSES AND OTHER ASSETS
Prepaid expenses and other current assets and other non-current assets consisted of the following (in thousands):

	June 30,	December 31,
	2020	2019
Prepaid expenses and other current assets
Prepaid expenses	$31,520	$21,438
Other	1,473	995
Total prepaid expenses and other current assets	$32,993	$22,433

Other non-current assets
Equity method investments	$2,000	$2,000
Strategic investments	18,246	15,599
Deferred tax asset	15,784	29,274
Deposits	24,095	28,682
Total other non-current assets	$60,125	$75,555
Equity method investments
The Company acquired a 50% interest in Centre Consortium LLC during August 2019. The entity was determined to be a joint venture. The Company’s share of earnings and losses are included in other operating expense in the consolidated statements of operations. The investment did not have material earnings or losses during the period.
Strategic investments
The components of other investments accounted for under the measurement alternative included in the table above are presented below (in thousands):

	Six Months Ended June 30,	Year Ended December 31,
	2020	2019
Carrying amount, beginning of period	$15,599	$10,130
Net additions	3,044	5,715
Upward adjustments	—	254
Impairments and downward adjustments	(397)	(500)
Carrying amount, end of period	$18,246	$15,599

Coinbase Global, Inc.
Notes to Consolidated Financial Statements
Upward adjustments and impairments and downward adjustments from remeasurement of investments are included in other (income) expense, net in the consolidated statements of operations. As of June 30, 2020, cumulative upward adjustments and impairments and downward adjustments were $0.3 million and $0.5 million, respectively. The net unrealized loss on strategic investments for the six months ended June 30, 2020 was $0.2 million.
10.    ACCOUNTS PAYABLE AND ACCRUED EXPENSES
Accounts payable and accrued expenses consisted of the following (in thousands):

	June 30,	December 31,
	2020	2019
Accounts payable	$5,268	$5,940
Accrued expenses	25,628	26,724
Accrued payroll and payroll related	12,703	8,931
Other payables	3,156	3,858
Total accounts payable and accrued expenses	$46,755	$45,453

11.    FAIR VALUE MEASUREMENTS
The following table sets forth by level, within the fair value hierarchy, the Company’s assets and liabilities measured and recorded at fair value on a recurring basis (in thousands):

	June 30, 2020			December 31, 2019
	Level 1	Level 3	Total	Level 1	Level 3	Total
Assets
Cash and cash equivalents(1)	$510,880	$—	$510,880	$418,604	$—	$418,604
Customer custodial funds(2)	918,059	—	918,059	669,581	—	669,581
Total assets	$1,428,939	$—	$1,428,939	$1,088,185	$—	$1,088,185

Liabilities
Contingent consideration	$—	$15,618	$15,618	$—	$12,924	$12,924
Total liabilities	$—	$15,618	$15,618	$—	$12,924	$12,924
__________________
(1)Excludes corporate cash of $176.5 million and $130.3 million held in deposit at financial institutions and not measured and recorded at fair value as of June 30, 2020 and December 31, 2019, respectively.
(2)Excludes customer custodial funds of $771.6 million and $531.8 million held in deposit at financial institutions and not measured and recorded at fair value as of June 30, 2020 and December 31, 2019, respectively.
The Company did not make any transfers between the levels of the fair value hierarchy during the six months ended June 30, 2020 and the year ended December 31, 2019. The Company did not have any assets or liabilities measured and recorded at fair value on a recurring basis classified within Level 2 of the fair value hierarchy.
Contingent consideration
The following table presents a reconciliation of the contingent consideration measured at fair value on a recurring basis using significant unobservable inputs (Level 3) (in thousands):

Balance as of January 1, 2020	$12,924
Fair value adjustment	2,694
Balance as of June 30, 2020	$15,618
The contingent consideration balance is included in other current liabilities in the consolidated balance sheets. The fair value of the contingent consideration given in the acquisition of the Xapo intangible assets is based on the number of shares of Class A common stock expected to be issued and

Coinbase Global, Inc.
Notes to Consolidated Financial Statements
the fair value of the common stock of the Company. The following significant unobservable inputs were used:

	June 30, 2020	December 31, 2019
Discount rate	16.0%	17.5%
Long-term growth rate	3.0%	3.0%
Revenue growth rate	3% - 53%	3% - 61%
Enterprise Value (“EV”) to Forward Twelve-Month Revenue	5.75x - 6.00x	N/A
EV to 2-Year Forward Revenue	4.00x - 4.50x	N/A
EV to 2-Year Forward EBITDA	12.50x - 15.50x	N/A
A decrease (increase) in the discount rate, or an increase (decrease) in the long-term growth or revenue growth rates would result in an increase (decrease) to the fair value of the Company’s common stock, thereby resulting in an increase (decrease) of the fair value of the continent consideration liability.
Assets and liabilities measured and recorded at fair value on a non-recurring basis
The Company’s non-financial assets, such as goodwill, intangible assets, property and equipment, and crypto assets are adjusted to fair value when an impairment charge is recognized. Such fair value measurements are based predominately on Level 3 inputs. Fair value of crypto assets are predominantly based on Level 2 inputs.
Financial assets and liabilities not measured and recorded at fair value
The Company’s financial instruments, including cash, restricted cash, certain customer custodial funds, USDC, and custodial funds due to customers are classified as Level 1 and carried at amortized cost, which approximates their fair value.
12.    CONVERTIBLE PREFERRED STOCK
A summary of the Company’s authorized, issued, and outstanding shares of convertible preferred stock was as follows (in thousands, except per share data):

	As of June 30, 2020
	Shares Authorized	Shares Issued and Outstanding	Original Issue Price per Share	Liquidation Preference	Carrying Value
FF Preferred	5,739	5,739	$—	$—	$11
Series A	30,929	28,312	0.19721	5,584	5,136
Series B	25,416	22,429	1.00676	22,580	19,829
Series C	32,542	32,176	2.76488	88,964	84,585
Series D	17,471	17,471	8.25390	144,205	135,738
Series E	14,508	8,832	36.19220	319,648	319,398
	126,605	114,959		$580,981	$564,697

Coinbase Global, Inc.
Notes to Consolidated Financial Statements

	As of December 31, 2019
	Shares Authorized	Shares Issued and Outstanding	Original Issue Price per Share	Liquidation Preference	Carrying Value
FF Preferred	5,739	5,739	$—	$—	$11
Series A	30,929	28,312	0.19721	5,584	5,136
Series B	25,416	22,429	1.00676	22,580	19,829
Series C	32,542	32,176	2.76488	88,964	84,585
Series D	17,471	17,471	8.25390	144,205	135,738
Series E	14,508	8,832	36.19220	319,648	319,398
	126,605	114,959		$580,981	$564,697
Since inception, the Company has incurred share issuance costs totaling approximately $0.8 million, which has been applied to reduce total proceeds.
The change in the number of outstanding shares of convertible preferred stock per class was as follows (in thousands):

	Series FF	Series A	Series B	Series C	Series D	Series E
Balance at January 1, 2019	5,739	30,929	25,416	32,542	17,471	8,832
Conversion to Class A common stock	—	(2,617)	(2,987)	(366)	—	—
Balance at December 31, 2019	5,739	28,312	22,429	32,176	17,471	8,832
There were no changes in the number of outstanding shares of convertible preferred stock during the six months ended June 30, 2020.
The holders of FF Preferred and Series A, Series B, Series C, Series D, and Series E convertible preferred stock have certain rights, preferences and privileges as follows:
Voting rights
The holders of FF Preferred and Series A, Series B, Series C, Series D, and Series E convertible preferred stock are subject to the Company’s amended and restated voting agreement and are entitled to the number of votes equal to the voting power of the number of shares of common stock into which their shares of convertible preferred stock can be directly converted with FF Preferred and Series A, Series B, Series C, and Series D convertible preferred stock converting into Class B common stock entitled to ten votes per share and Series E convertible preferred stock converting into Class A common stock entitled to one vote per share. The holders of Series A convertible preferred stock have a right to elect one member of the Board of Directors and holders of Series C convertible preferred stock have a right to elect one member of the Board of Directors.
Dividends
The holders of Series A, Series B, Series C, Series D, and Series E convertible preferred stock, prior and in preference to holders of FF Preferred, Class A common stock, or Class B common stock, are entitled to receive dividends on a pari passu basis at the rate of 6% of the respective original issue price per annum on each outstanding share.
The dividends are non-cumulative and are payable when, as and if declared by the Board of Directors. After payment of such dividends to holders of Series A, Series B, Series C, Series D, and Series E convertible preferred stock, any additional dividends shall be distributed to holders of all classes of stock on a pro rata basis, based on the number of shares of Class A common stock and Class B common stock held by each holder (assuming conversion of all shares of convertible preferred stock into shares of common stock). As of June 30, 2020, no dividends have been declared or paid.

Coinbase Global, Inc.
Notes to Consolidated Financial Statements
Liquidation rights
In the event of any liquidation event of the Company (a voluntary or involuntary liquidation, a merger where the holders of common stock and convertible preferred stock own less than a majority of the resulting voting power of the surviving entity, or a sale of substantially all the assets of the Company), before any distribution or payment shall be made to the holders of FF Preferred, Class A common stock, or Class B common stock, the holders of Series A, Series B, Series C, Series D, and Series E convertible preferred stock shall be entitled to receive out of the assets legally available for distribution, liquidating distributions in the amount of the greater of (a) the original per share purchase prices of $0.19721 for Series A convertible preferred stock, $1.00676 for Series B convertible preferred stock, $2.76488 for Series C convertible preferred stock, $8.2539 for Series D convertible preferred stock, and $36.1922 for Series E convertible preferred stock, plus all declared but unpaid dividends or (b) an amount per share as would have been payable had each share of convertible preferred stock converted into Class A common stock or Class B common stock, as applicable, immediately prior to the liquidation event.
If liquidation proceeds are insufficient to permit payment to the stockholders of convertible preferred stock of their preferential amount, then all liquidation proceeds shall be distributed with equal priority, on a pro-rata basis, among the holders of the Series A, Series B, Series C, Series D, and Series E convertible preferred stock in proportion to their liquidation preference. After payment of all preferential amounts required to be paid to the holders of Series A, Series B, Series C, Series D, and Series E convertible preferred stock, the remaining assets available for distribution shall be distributed among the holders of FF Preferred, the Class A common stock, and Class B common stock on a pro-rata basis, based on the number of shares held by each holder.
As the shares of convertible preferred stock contain liquidation features that are not solely within the Company’s control, these liquidation features result in the Series FF, Series A, Series B, Series C, Series D, and Series E convertible preferred stock to be classified as mezzanine equity rather than as a component of stockholders’ deficit.
Conversion
Each share of FF Preferred is convertible, at the option of the holder, at any time after the date of issuance according to a conversion ratio, initially $1.00, subject to adjustments for stock splits, stock dividends, and dilution.
If a share of FF Preferred is purchased by an investor in connection with an equity financing, each such share of stock transferred to the investor shall automatically convert into shares of a subsequent series of convertible preferred stock. If a transfer of shares is neither made in connection with an equity financing or authorized by a majority of the Board of Directors, the FF Preferred shall automatically convert into such number of shares of Class B common stock.
In the event the Company at any time after the original issue date of Series A, Series B, Series C, Series D, and Series E convertible preferred stock issues additional shares of capital stock without consideration or for consideration per share less than the Series A conversion price, Series B conversion price, Series C conversion price, Series D conversion price, or Series E conversion price, as applicable, then the conversion price of the above mentioned convertible preferred stock will be adjusted (subject to certain customary exceptions).
Each share of FF Preferred and Series A, Series B, Series C, and Series D convertible preferred stock automatically converts into that number of shares of Class B common stock and each share of Series E convertible preferred stock automatically converts into that number of shares of Class A common stock determined in accordance with the conversion ratio on the earlier of (i) the closing of an underwritten public offering of Class A common stock under the Securities Act of 1933, as amended (the “Securities Act”), in which the Company receives at least $100 million in aggregate net proceeds or (ii) (a) with respect to Series A, Series B, Series C, Series D, and Series E convertible preferred stock, the written request from the holders of at least a majority of the then outstanding shares of convertible preferred stock, each voting exclusively and as a separate class and voting together as a single class on an as-converted basis and (b) with respect to FF Preferred, the written request from the holders of at least a majority of the then outstanding shares of FF Preferred, voting exclusively and as a separate class.

Coinbase Global, Inc.
Notes to Consolidated Financial Statements
Redemption
No shares of convertible preferred stock are unilaterally redeemable by either the stockholders or the Company. The Company’s Amended and Restated Certificate of Incorporation provides that upon a liquidation event, the holders of convertible preferred stock shall be entitled to receive the original issue price plus declared but unpaid dividends.
13.    COMMON STOCK
Stock split
During May 2019, the Company affected a stock split, whereby each outstanding share of common stock and convertible preferred stock was split into six shares. The number of authorized shares were also increased to account for the additional outstanding shares. The strike price and number of options, of awards granted and outstanding under the 2013 Plan (as defined below) at the date of the split, were proportionately adjusted to offset the dilution caused by the stock split. The number of shares and amounts per share reported in the Company’s consolidated financial statements and notes have been retrospectively updated to reflect the impact of the stock split.
Stock repurchases
On December 14, 2018, the Board of Directors approved a tender offer whereby the Company offered to purchase Class A common stock, Class B common stock and vested and exercisable stock options (“Tender Offer Stocks”). The Company offered to purchase the Tender Offer Stocks at a price of $32.57 per share. This price was in excess of the fair value of the common stock. The offer to purchase expired on January 18, 2019. At completion of the tender offer, the Company purchased 1,187,784 Tender Offer Stocks (comprising 212,130 shares of Class A common stock and Class B common stock and 975,654 shares subject to stock options) for a total cash purchase price of $37.9 million.
The purchase consideration was allocated as follows (in thousands):

Compensation expense	$17,616
APIC	1,128
Retained earnings	19,117
Total purchase consideration	$37,861
Common stock
Effective October 1, 2018, the Company implemented a dual class voting structure pursuant to which it authorized the issuance of Class A common stock and Class B common stock. The Class B common stock has ten votes per share and the Class A common stock has one vote per share. The common stock outstanding prior to the implementation of the dual class voting structure was reclassified into Class B common stock. Generally, any subsequent sale or transfer of Class B common stock will result in the automatic conversion of such Class B common stock into Class A common stock (subject to certain customary exceptions). Generally, any subsequent sale or transfer of convertible preferred stock that is convertible into Class B common stock will result in convertible preferred stock becoming convertible into Class A common stock (subject to certain customary exceptions). The holders of shares of Class A common stock and Class B common stock, voting as a separate class, have a right to elect two members of the Board of Directors. Furthermore, holders of Class A common stock and Class B common stock, voting together with holders of convertible preferred stock (other than Series E convertible preferred stock) and Series FF preferred stock on an as-converted to common stock basis, shall be entitled to fill any remaining vacancies on the Board of Directors.
As of June 30, 2020, the Company is authorized to issue up to 467,517,936 shares of common stock with par value of $0.00001 per share, consisting of 259,104,000 shares of Class A common stock and 208,413,936 shares of Class B common stock. Holders of the Company’s common stock are entitled to dividends if and when declared by the Board of Directors.

Coinbase Global, Inc.
Notes to Consolidated Financial Statements
In June 2014, the Company issued a warrant to a financial institution in connection with a banking agreement to purchase 407,928 shares of Class B common stock at an exercise price of $1.0068 per share. The warrant is immediately exercisable and expires on June 24, 2024. The warrant was fully expensed at December 31, 2015 and was still outstanding at June 30, 2020.
The Company has reserved shares of Class A common stock and Class B common stock for issuance for the following purposes (in thousands):

	June 30,	December 31,
	2020	2019
Class A common stock
Conversion of Series E convertible preferred stock	8,832	8,832
Options issued and outstanding under 2013 Plan	4,209	4,559
Options issued and outstanding under 2019 Plan	17,087	7,745
Shares available for future issuance under the 2019 Plan	16,692	9,457
Total Class A common stock shares reserved	46,820	30,593

Class B common stock
Conversion of Series FF, A, B, C, and D convertible preferred stock	106,127	106,127
Options issued and outstanding under 2013 Plan	24,120	25,454
Exercise and conversion of warrant	408	408
Total Class B common stock shares reserved	130,655	131,989
14.    STOCK-BASED COMPENSATION
Stock plans
The Company maintains two equity incentive plans: the 2013 Stock Plan (the “2013 Plan”) and the 2019 Equity Incentive Plan (the “2019 Plan” and collectively, the “Plans”). The 2019 Plan serves as the successor to the 2013 Plan. The 2019 Plan became effective on July 17, 2019. Outstanding awards under the 2013 Plan continue to be subject to the terms and conditions of the 2013 Plan. Effective July 17, 2019, no additional awards will be granted under the 2013 Plan. The 2013 Plan provides for the granting of stock options and restricted stock, while the 2019 Plan provides for the granting of stock options, restricted stock, restricted stock units, and stock appreciation rights. As of June 30, 2020, only stock options were issued and outstanding under the Plans.
Stock options
Options granted under the Plans may be either incentive stock options (“ISOs”) or nonqualified stock options (“NSOs”). ISOs may be granted only to Company employees (including officers and directors who are also employees). NSOs may be granted to Company employees and non-employees.
Options under the Plans may be granted for contractual periods of up to ten years and at prices determined by the Board of Directors, provided, however, that the exercise price of an ISO and NSO shall not be less than 100% of the estimated fair value of the underlying shares on the date of the grant (110% if granted to a stockholder who owns more than ten percent of the total combined voting power of all classes of stock of the Company or any parent or subsidiary). Shares of common stock purchased under the Plans are subject to certain restrictions and repurchase rights, including the right of first refusal by the Company for sale or transfer of new shares to outside parties and other restrictions on transfers and secondary market transactions.
To date, options granted to new employees of the Company generally vest over four years and vest at a rate of 25% upon the first anniversary of the issuance date and 1/48 per month thereafter. Refresher options granted to existing employees of the Company generally vest over four years and vest at a rate of 1/48 per month. The Plans allows for a seven year exercise window post-termination for employees of the

Coinbase Global, Inc.
Notes to Consolidated Financial Statements
Company who have provided at least two years of continuous service to the Company as of their termination date.
Activity of shares outstanding under the Plan are as follows (in thousands, except per share and years data):

	Options Outstanding	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Balance at January 1, 2019	36,214	$3.90	8.43	$501,335
Granted	15,548	18.27
Exercised	(1,965)	2.78
Forfeited and cancelled	(12,039)	8.64
Balance at December 31, 2019	37,758	8.36	8.03	390,676
Granted	9,878	18.42
Exercised	(108)	7.53
Forfeited and cancelled	(2,113)	11.29
Balance at June 30, 2020	45,415	10.42	7.97	553,771
Vested and exercisable at June 30, 2020	23,067	5.18	6.88	402,038
Vested and expected to vest at June 30, 2020	45,415	10.42	7.97	553,771
During the six months ended June 30, 2020, the Company granted stock options to purchase 9,878,305 shares of Class A common stock, with a weighted-average grant date fair value of $7.60 per share. During the year ended December 31, 2019, the Company granted stock options to purchase 15,548,132 shares of Class A common stock, with a weighted-average grant date fair value of $7.04 per share.
During the six months ended June 30, 2020 and June 30, 2019 (unaudited) and the year ended December 31, 2019, the Company recognized $25.1 million, $33.3 million, and $51.8 million of employee stock-based compensation expense, respectively. A total of $1.0 million, $1.4 million, and $2.6 million of stock-based compensation was included in capitalized software for the six months ended June 30, 2020 and June 30, 2019 (unaudited) and the year ended December 31, 2019, respectively.
As of June 30, 2020, there was total unrecognized compensation cost of $134.2 million related to unvested stock options. These costs are expected to be recognized over a weighted-average period of approximately 2.91 years. As of December 31, 2019, there was total unrecognized compensation cost of $89.8 million related to unvested stock options. These costs are expected to be recognized over a weighted-average period of approximately 2.97 years.
The intrinsic value is calculated as the difference between the exercise price of the underlying stock option award and the estimated fair value of the Company’s common stock. The aggregate intrinsic value of stock options exercised during the six months ended June 30, 2020 and June 30, 2019 (unaudited) and the year ended December 31, 2019 was $1.2 million, $20.9 million, and $30.0 million, respectively.
During the six months ended June 30, 2020, 3,749,625 stock options vested with a weighted-average grant date fair value of $5.04. During the six months ended June 30, 2019 (unaudited), 4,791,132 stock options vested with a weighted-average grant date fair value of $3.01. During the year ended December 31, 2019, 8,973,267 stock options vested with a weighted-average grant date fair value of $3.43.

Coinbase Global, Inc.
Notes to Consolidated Financial Statements
The assumptions used under the Black-Scholes-Merton option pricing model and the weighted average calculated value of the options granted to employees are as follows:

	Six Months Ended June 30,		Year Ended December 31,
	2020	2019	2019
		(unaudited)
Dividend yield	0%	0%	0%
Expected volatility	42.0%	34.8%	36.8%
Expected term (in years)	6.0	6.0	5.9
Risk-free interest rate	1.0%	2.5%	2.0%
Early exercise of stock options
Stock options granted under the Plans provide employee option holders the right to exercise unvested options of restricted common stock, which is subject to a repurchase right held by the Company at the original purchase price in the event the optionee’s employment is terminated either voluntarily or involuntarily prior to vesting of the exercised stock. Early exercises of options are not deemed to be substantive exercises for accounting purposes and accordingly, amounts received for early exercises are recorded as a liability. These repurchase terms are considered to be a forfeiture provision and do not result in variable accounting. As of June 30, 2020, there were 52,501 shares subject to repurchase related to stock options early exercised and not yet vested, but that are expected to vest. These amounts are reclassified to common stock and additional paid in capital as the underlying shares vest. As of June 30, 2020, the Company recorded a liability related to these shares subject to repurchase in the amount of $0.4 million, which is included within accounts payable and accrued expenses in the accompanying consolidated balance sheets.
Stock-based compensation expense
Stock based compensation is included in the following components of expenses on the accompanying consolidated statements of operations (in thousands):

	Six Months Ended June 30,		Year Ended December 31,
	2020	2019	2019
		(unaudited)
Technology and development	$11,553	$17,039	$24,134
Sales and marketing	480	790	970
General and administrative	13,030	14,503	25,785
Restructuring	—	994	994
Total	$25,063	$33,326	$51,883
15.    INCOME TAXES
Management has used the discrete effective tax rate method to calculate taxes for the six-month period ended June 30, 2020. The Company determined that since small changes in estimated income would result in significant variations in the estimated annual effective tax rate, the estimated annual effective tax rate method would not provide a reliable estimate for the period.
The Company’s effective tax rate (“ETR”) was 12.86% for the six months ended June 30, 2020 and 33.09% for the six months ended June 30, 2019. The ETR of 12.86% for the six months ended June 30, 2020 was lower than the US statutory rate of 21% due to (1) the estimated permanent rate benefit of a 2019 US federal tax loss carried back to 2017 (6.91%), (2) a benefit from the US Federal Research and Development Tax credit (4.82%) and (3) a benefit under the US Federal FDII regime (2.58%) offset by

Coinbase Global, Inc.
Notes to Consolidated Financial Statements
rate detriments due to (1) US state taxes (2.86%) and (2) the tax impact of non-deductible stock compensation expense (2.69%).
The Company’s ETR of 12.86% for the six months ended June 30, 2020 was lower than the ETR of 33.09% for the six months ended June 30, 2019 primarily due to a similar amount of R&D benefit and other recurring rate items for the six months ended June 30, 2020 offsetting higher pre-tax income amounts.
For comparative purposes, the 33.09% rate for the interim period ended June 30, 2019 was equal to the actual rate for the year ended December 31, 2019.
Loss before benefit from income taxes was attributable to the following regions (in thousands):

	Six Months Ended June 30,	Year Ended December 31,
	2020	2019
Domestic	$70,336	$(55,383)
Foreign	3,379	9,967
	$73,715	$(45,416)
Benefit from income taxes consisted of the following (in thousands):

Year Ended December 31,
2019
Current
Federal	$2,053
State	(639)
Foreign	4,277
Total current	5,691
Deferred
Federal	(15,519)
State	(5,496)
Foreign	295
Total deferred	(20,720)
Total provision for income taxes	$(15,029)

Coinbase Global, Inc.
Notes to Consolidated Financial Statements
The effective income tax rate differs from the statutory federal income tax rate as follows:

Year Ended December 31,
2019
Provision for income taxes at U.S. statutory rate	21.00%
State income taxes, net of federal benefit	10.58
Foreign rate differential	(3.52)
Non-deductible compensation	(2.20)
Equity compensation	2.31
Prior year true-ups (state and federal)	1.51
Research and development credits	15.63
Foreign tax credit	2.75
Subpart F income	(1.95)
Global Intangible Low Taxed Income (GILTI)	(1.15)
Uncertain tax positions	(8.26)
Other permanent differences	(3.61)
33.09%
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.
Significant components of the Company’s deferred tax assets and liabilities consisted of the following (in thousands):

	June 30,	December 31,
	2020	2019
Deferred tax assets
Accruals and reserves	$4,024	$4,658
Net operating loss carryforward	1,821	938
Lease liability	35,650	35,603
Interest carryforward	799	799
Tax credits	3,630	13,559
Stock-based compensation	10,704	7,762
Intangibles	4,578	3,063
Book crypto asset impairment	1,204	1,204
State taxes	—	—
Other	3,218	3,023
Gross deferred tax assets	65,628	70,609
Less valuation allowance	(3,129)	(2,679)
Total deferred tax assets	62,499	67,930

Deferred tax liabilities
State taxes	(1,671)	(1,671)
Depreciation and amortization	(7,973)	(1,436)
Prepaid expenses	(3,479)	(1,850)
Right of use asset	(33,592)	(33,699)
Total deferred tax liabilities	(46,715)	(38,656)
Total net deferred tax assets	$15,784	$29,274

Coinbase Global, Inc.
Notes to Consolidated Financial Statements
A valuation allowance of $3.1 million and $2.7 million was recorded against the Company’s net deferred tax asset balance as of June 30, 2020 and December 31, 2019, respectively. As of each reporting date, management considers new evidence, both positive and negative, that could affect its view of the future realization of deferred tax assets. On the basis of this evaluation, only the portion of the deferred tax asset that is more likely than not to be realized was recognized. The valuation allowance included allowances primarily related to unrealized capital loss carryforwards from an acquired entity and interest expense disallowance from changes in operations in the United Kingdom.
As of December 31, 2019, the Company had U.S. federal and California research and development credits of $9.0 million and $4.6 million, respectively. The U.S. federal credits begin expiring in 2038 and California credits carry forward indefinitely. The Company also had Japan net operating loss carryforwards of $2.9 million as of December 31, 2019 which begin expiring in 2027.
Activity related to the Company’s unrecognized tax benefits consisted of the following (in thousands):

	Six Months Ended June 30,	Year Ended December 31,
	2020	2019
Balance, beginning of year	$10,344	$6,605
Increase related to tax positions taken during a prior year	—	13
Decreases related to tax positions taken during a prior year	(882)	(77)
Increases related to tax positions taken during the current year	888	3,803
Balance, end of year	$10,350	$10,344
As of June 30, 2020 and December 31, 2019, the Company had $10.3 million of unrecognized tax benefits, of which $9.8 million would reduce income tax expense and the effective tax rate, if recognized. The Company is currently unaware of any uncertain tax positions that could result in significant additional payments, accruals, or other material deviation in this estimate over the next twelve months. The Company accounts for interest and penalties related to exposures as a component of income tax expense. The Company had approximately $0.3 million and $0.3 million of accrued interest and penalties for the six months ended June 30, 2020 and the year ended December 31, 2019.
The Company files U.S. federal and state income tax returns in jurisdictions with varying statutes of limitations. The Company’s tax return is currently under audit by the U.S. Internal Revenue Service (“IRS”) for 2017 and 2018.
16.    NET INCOME (LOSS) PER SHARE
The computation of net income (loss) per share is as follows (in thousands, except per share amounts):

	Six Months Ended June 30,		Year Ended December 31,
	2020	2019	2019
		(unaudited)
Basic net income (loss) per share:
Numerator
Net income (loss)	$64,233	$(10,515)	$(30,387)
Less: Income allocated to participating securities	(53,419)	—	—
Net income (loss) attributable to common stockholders, basic	$10,814	$(10,515)	$(30,387)
Denominator
Weighted-average shares of common stock used to compute net income (loss) per share attributable to common stockholders, basic	66,982	59,729	61,317
Net income (loss) per share attributable to common stockholders, basic	$0.16	$(0.18)	$(0.50)

Coinbase Global, Inc.
Notes to Consolidated Financial Statements

	Six Months Ended June 30,		Year Ended December 31,
	2020	2019	2019
		(unaudited)

Diluted net income (loss) per share:
Numerator
Net income (loss)	$64,233	$(10,515)	$(30,387)
Less: Income allocated to participating securities	(51,533)	—	—
Net income (loss) attributable to common stockholders - diluted	$12,700	$(10,515)	$(30,387)
Denominator
Weighted-average shares of common stock used to compute net income (loss) per share attributable to common stockholders, basic	66,982	59,729	61,317
Weighted-average effect of potentially dilutive securities:
Stock options	20,202	—	—
Warrants	387	—	—
Weighted-average shares of common stock used to compute net income (loss) per share attributable to common stockholders, diluted	87,571	59,729	61,317
Net income (loss) per share attributable to common stockholders, diluted	$0.15	$(0.18)	$(0.50)
The rights, including the liquidation and dividend rights, of the holders of Class A and Class B common stock are identical, except with respect to voting. As the liquidation and dividend rights are identical for Class A and Class B common stock, the undistributed earnings are allocated on a proportionate basis and the resulting income (loss) per share will, therefore, be the same for both Class A and Class B common stock on an individual or combined basis.
The following potentially dilutive shares were not included in the calculation of diluted shares outstanding as the effect would have been anti-dilutive (in thousands):

	Six Months Ended June 30,		Year Ended December 31,
	2020	2019	2019
		(unaudited)
Employee stock options	14,872	32,680	37,758
Warrants	—	408	408
Contingent consideration recognized in asset acquisition	691	—	691
Convertible preferred stock	—	120,929	114,959
Total	15,563	154,017	153,816
Unaudited pro forma net income (loss) per share
The following table presents the calculation of unaudited pro forma basic and diluted net loss per share (in thousands, except per share amounts):

	Six Months Ended June 30,	Year Ended December 31,
	2020	2019
	(unaudited)
Numerator
Net income (loss) attributable to common stockholders, basic and diluted	$64,233	$(30,387)
Denominator

Coinbase Global, Inc.
Notes to Consolidated Financial Statements

	Six Months Ended June 30,	Year Ended December 31,
	2020	2019
Weighted-average shares of common stock used to compute net income (loss) per share attributable to common stockholders, basic	66,982	61,317
Assumed conversion of convertible preferred stock	114,959	119,756
Pro forma weighted-average shares of common stock used to compute pro forma net income (loss) per share attributable to common stockholders, basic	181,941	181,073

Assumed exercise of stock options	20,202	—
Assumed exercise of warrants	387	—
Pro forma weighted-average shares of common stock used to compute pro forma net income (loss) per share attributable to common stockholders, diluted	202,530	181,073
Pro forma net income (loss) per share attributable to common stockholders:
Basic	$0.35	$(0.17)
Diluted	$0.32	$(0.17)
17.    COMMITMENTS AND CONTINGENCIES
Crypto asset wallets
The Company has committed to securely store all crypto assets it holds on behalf of users. As such, the Company may be liable to its users for losses arising from theft or loss of user private keys. The Company has no reason to believe it will incur any expense associated with such potential liability because (i) it has no known or historical experience of claims to use as a basis of measurement, (ii) it accounts for and continually verifies the amount of crypto assets within its control, and (iii) it has established security around custodial private keys to minimize the risk of theft or loss. Since the risk of loss is remote, the Company has not recorded a liability at June 30, 2020 or December 31, 2019.
Indemnifications
In the event any registrable securities are included in a registration statement, the Company’s Amended and Restated Investors’ Rights Agreement entered into with certain of the Company’s holders of convertible preferred stock provides indemnity to each stockholder, their partners, members, officers, directors, and stockholders, legal counsel, and accountants; each underwriter, if any; and each person who controls each stockholder or underwriter, against any damages incurred in connection with investigating or defending any claim or proceeding arising as a result of such registration from which damages may result. The Company will reimburse each such party for any legal and any other expenses reasonably incurred, provided that the Company will not be liable in any such case to the extent the damages arise out of or are based upon any actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of such stockholder or underwriter and stated to be specifically for use therein.
The Company also has indemnity agreements with certain officers and directors of the Company pursuant to which the Company shall indemnify the officer or director against all expenses, judgments, fines, and amounts paid in settlement reasonably incurred in connection with a third party proceeding, if the indemnitee acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Company, and in the case of a criminal proceeding, had no reasonable cause to believe the indemnitee’s conduct was unlawful.
It is not possible to determine the maximum potential exposure under these indemnification agreements: (i) because the Company has had no prior indemnification claims; (ii) due to the unique facts and circumstances involved in each particular agreement; and (iii) the requirement for a registration of the Company’s securities before any of the indemnification obligations contemplated in the IRA become effective.

Coinbase Global, Inc.
Notes to Consolidated Financial Statements
The Company has also provided indemnities or similar commitments on standard commercial terms in the ordinary course of business.
Legal proceedings
The Company is subject to various litigations, regulatory investigations, and other legal proceedings that arise in the ordinary course of its business. The Company is also subject to regulatory oversight by numerous regulatory and other governmental agencies. The Company reviews its lawsuits, regulatory investigations, and other legal proceedings on an ongoing basis and provides disclosure and records loss contingencies in accordance with the loss contingencies accounting guidance. In accordance with such guidance, the Company establishes accruals for such matters when potential losses become probable and can be reasonably estimated. If the Company determines that a loss is reasonably possible and the loss or range of loss can be estimated, the Company discloses the possible loss in the consolidated financial statements.
In July 2017, the Enforcement Division of the Commodity Futures Trading Commission (“CFTC”) commenced an investigation that has covered topics including an 2017 Ethereum market event, trades made in 2017 by one of the Company’s then-current employees, the listing of Bitcoin Cash on the Company’s platform, and the design and operation of certain algorithmic functions related to liquidity management on the Company’s platform. During the course of its investigation, which remains active, the CFTC has issued subpoenas to the Company and certain of the Company’s directors, executive officers, and former employees, including testimony subpoenas, and other requests for information. While the Company believes it has meritorious defenses against the investigation, the ultimate resolution of the matter could result in a loss of up to $20.0 million in excess of the amount accrued.
Except for the CFTC matter described above, the Company believes the ultimate resolution of other existing legal and regulatory investigation matters will not have a material adverse effect on the financial condition, results of operations, or cash flows of the Company. However, in light of the uncertainties inherent in these matters, it is possible that the ultimate resolution of one or more of these matters may have a material adverse effect on the Company’s results of operations for a particular period, and future changes in circumstances or additional information could result in additional accruals or resolution in excess of established accruals, which could adversely affect the Company’s results of operations, potentially materially.
Tax regulation
Current promulgated tax rules related to crypto asset are unclear and require significant judgments to be made in interpretation of the law, including but not limited to the areas of income tax, information reporting and the withholding of tax at source. Additional guidance may be issued by the IRS, Department of the Treasury, or other governing bodies that may significantly differ from the Company's interpretation of the law, which could have unforeseen effects on our financial condition and results of operations,. and as a result, the related impact on our financial condition and results of operations is not estimable.
18.    SUBSEQUENT EVENTS
Management has evaluated subsequent events through October 9, 2020, the date the consolidated financial statements were available for issuance.
COVID-19 Pandemic
The COVID-19 pandemic is having a broad impact on commerce and financial markets throughout the world. Due to the current economic volatility, the Company is unable to estimate the impact of this event on the fair value of its investments. However, the Company believes the recent volatility in the financial markets has not resulted in a material decrease in the value of its investments since June 30, 2020.
Agreement for Cloud Computing Services
In August 2020, the Company executed an amendment to the existing agreement with a cloud computing service provider. Under the previous agreement, the Company had a non-cancelable purchase

Coinbase Global, Inc.
Notes to Consolidated Financial Statements
obligation of $13 million over the period April 1, 2021 to March 31, 2022. Under the amendment, the Company has committed to a minimum spend of $25.0 million, $28.0 million, and $28.0 million, respectively, over the next three years of the contract. The agreement expires on July 31, 2023.
Tagomi acquisition
On July 31, 2020, the Company completed the acquisition of Tagomi Holdings Inc. (“Tagomi”), by acquiring all outstanding shares of common stock and assuming all outstanding vested stock options and warrants of Tagomi. Tagomi is an institutional brokerage for crypto assets and offers an end-to-end brokerage solution that caters to sophisticated traders and institutions. Tagomi operates an advanced platform which pools liquidity from multiple venues to offer efficient pricing, algorithmic trading, a suite of institutional services (e.g., margin, borrow/lend), and a flexible account hierarchy and operational processes that meet the needs of institutional clients. The impact of this acquisition was considered immaterial to both the current and prior periods of the Company’s consolidated financial statements and pro forma financial information has not been provided. The initial accounting for the business combination was incomplete at the time the financial statements were issued. The fair value of the total consideration transferred, as well as the acquired assets and liabilities was still being determined. As such, the disclosure of these amounts could not be made.

CEO performance award
On August 11, 2020, the Company granted its Chief Executive Officer an option award to purchase up to 9,293,911 shares of the Class A common stock of the Company, at an exercise price of $23.46 per share. Vesting of the award is dependent on both performance-based and market-based conditions being met.
The performance condition is contingent on the Company registration statement being declared effective by the Securities and Exchange Commission under the Securities Act. The market condition is contingent on the Company’s Class A common stock price achieving stock price target milestones.
The total grant date fair value of this award was $56.7 million. The Company determined the fair value of the option using a Monte Carlo simulation model (a binomial lattice-based valuation model). The Monte Carlo simulation model uses multiple input variables to determine the probability of satisfying the market condition requirements. The fair value of the option is not subject to change based on future market conditions. The fair value of the option is recognized as compensation expense over the requisite service period, using the accelerated attribution method, once the performance condition becomes probable of being achieved.
430 California office space
In September 2018, the Company entered into an operating lease agreement for new office space in San Francisco, California. The lease commencement dates of floors in the building were staggered, with the lease of the final floors of the office initially set to commence in November 2020 and expire on April 30, 2025.
In September 2020, the Company renegotiated the terms of the lease which included a partial give back of space for which the lease had not yet commenced. The terms of the agreement provided that the Company would pay a cancellation fee of $7.9 million and commit to enter into leases at the lessor’s other properties, with a minimum committed spend of $15.5 million spread over the period from September 2020 to December 31, 2025.
Bitcoin loan
On August 12, 2020, the Company entered into a fixed term loan where the Company borrowed 5,000 Bitcoins. The loan has an annualized fee rate of 6%, payable monthly in Bitcoin. The maturity date of the loan is November 12, 2020 with the principal to be paid in Bitcoin.

Through and including                   , 2021 (the 25th day after the listing date of our Class A common stock), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.
The following table sets forth all expenses to be paid by the registrant in connection with the registration and listing of its Class A common stock and the registration of its Class T common stock. All amounts shown are estimates except for the Securities and Exchange Commission, or SEC, registration fee and the Nasdaq Global Select Market listing fee.

Amount Paid or to be Paid
SEC registration fee	$	*
Nasdaq Global Select Market listing fee		*
Printing fees and expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Other advisors’ fees		*
Miscellaneous expenses		*
Total	$	*
__________________
*To be provided by amendment.
ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.
Section 145 of the Delaware General Corporation Law, or DGCL, authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the DGCL are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act.
As permitted by the DGCL, the registrant’s restated certificate of incorporation that will be in effect following the effectiveness of this registration statement contains provisions that eliminate the personal liability of its directors for monetary damages for any breach of fiduciary duties as a director, except liability for the following:
•any breach of the director’s duty of loyalty to the registrant or its stockholders;
•acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
•under Section 174 of the DGCL (regarding unlawful dividends and stock purchases); or
•any transaction from which the director derived an improper personal benefit.
As permitted by the DGCL, the registrant’s restated bylaws that will be in effect following the effectiveness of this registration statement provide that:
•the registrant is required to indemnify its directors and executive officers to the fullest extent permitted by the DGCL, subject to very limited exceptions;
•the registrant may indemnify its other employees and agents as set forth in the DGCL;
•the registrant is required to advance expenses, as incurred, to its directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the DGCL, subject to very limited exceptions; and

•the rights conferred in the restated bylaws are not exclusive.
In addition, the registrant has entered into indemnification agreements with each of its current directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in the registrant’s restated certificate of incorporation and restated bylaws and to provide additional procedural protections. From time to time the registrant has indemnified and may in the future indemnify its directors and officers pursuant to these indemnification agreements in connection legal or regulatory proceedings. The indemnification provisions in the registrant’s restated certificate of incorporation and restated bylaws and the indemnification agreements entered into or to be entered into between the registrant and each of its directors and executive officers may be sufficiently broad to permit indemnification of the registrant’s directors and executive officers for liabilities arising under the Securities Act.
The registrant has directors’ and officers’ liability insurance for its directors and officers.
Certain of the registrant’s directors are also indemnified by their employers with regard to their service on the registrant’s board of directors.
ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.
Since October 5, 2017 and through October 5, 2020, the registrant has issued and sold the following securities:
Option and Common Stock Issuances
Since October 5, 2017 and through October 5, 2020, the registrant granted to its employees, consultants, and other service providers options to purchase an aggregate of 8,647,032 shares of Class A common stock under its Amended and Restated 2013 Stock Plan, or 2013 Plan, at exercise prices ranging from $14.9767 to $17.87 per share.
Since October 5, 2017 and through October 5, 2020, the registrant granted to its employees, consultants, and other service providers options to purchase an aggregate of 20,004,276 shares of Class B common stock under the 2013 Plan, at exercise prices ranging from $3.3017 to $7.7450 per share.
Since October 5, 2017 and through October 5, 2020, the registrant granted to its employees, consultants, and other service providers options to purchase an aggregate of 30,043,442 shares of Class A common stock under its 2019 Equity Incentive Plan, or 2019 Plan, at exercise prices ranging from $18.13 to $26.26 per share.
Since October 5, 2017 and through October 5, 2020, the registrant issued and sold to its employees, consultants, and other service providers an aggregate of 97,300 shares of Class A common stock upon the exercise of stock options under the 2013 Plan, at exercise prices ranging from $14.9767 to $17.87 per share.
Since October 5, 2017 and through October 5, 2020, the registrant issued and sold to its employees, consultants, and other service providers an aggregate of 3,666,262 shares of Class B common stock upon the exercise of stock options under the 2013 Plan, at exercise prices ranging from $0.05 to $7.7450 per share.
Since October 5, 2017 and through October 5, 2020, the registrant issued and sold to its employees, consultants, and other service providers an aggregate of 56,172 shares of Class A common stock upon the exercise of stock options under the 2019 Plan, at exercise prices ranging from $18.13 to $26.26 per share.

Preferred Stock Issuances
In October 2017, the registrant sold an aggregate of 15,150 shares of its Series D convertible preferred stock to two accredited investors at a purchase price of $8.2539 per share, for an aggregate purchase price of $125,046.
From October 2018 through December 2018, the registrant sold an aggregate of 8,831,952 shares of its Series E convertible preferred stock to 30 accredited investors at a purchase price of $36.1922 per share, for an aggregate purchase price of $319.6 million.
Other Issuances
In April 2018, the registrant issued an aggregate of 240,000 shares of its Class B common stock to an accredited investor in connection with its acquisition of two wholly-owned subsidiaries of Earn Holdings, LLC.
In December 2018, the registrant sold an aggregate of 653,682 shares of its Class A common stock to 20 accredited investors at a purchase price of $32.5729 per share, for an aggregate purchase price of $21.3 million.
In May 2019, the registrant sold an aggregate of 153,501 shares of its Class A common stock to an accredited investor at a purchase price of $32.5729 per share, for an aggregate purchase price of $5.0 million.
In December 2019, the registrant issued an aggregate of 82,890 shares of its Class A common stock to an accredited investor in connection with obtaining a release, waiver, and license from Omni Projects, Inc.
In July 2020, the registrant issued 2,127,510 shares of its Class A common stock to 75 accredited investors in connection with its acquisition of Tagomi Holdings Inc.
In July 2020, the registrant assumed a warrant exercisable for 4,201 shares of its Class A common stock in connection with its acquisition of Tagomi Holdings Inc., with an exercise price of $5.26 per share.
In August 2020, the registrant issued 690,756 shares of its Class A common stock to an accredited investor in connection with its acquisition of certain assets from Xapo Holdings Ltd.
Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act (or Regulation D or Regulation S promulgated thereunder), or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions.
None of the foregoing transactions involved any underwriters, underwriting discounts or commissions or any public offering, and the registrant believes each transaction was exempt from the registration requirements of the Securities Act as stated above. All recipients of the foregoing transactions either received adequate information about the registrant or had access, through their relationships with the registrant, to such information. Furthermore, the registrant affixed appropriate legends to the share certificates and instruments issued in each foregoing transaction setting forth that the securities had not been registered and the applicable restrictions on transfer.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.
(a) Exhibits.

Exhibit Number	Description of Document
3.1*	Amended and Restated Certificate of Incorporation, as currently in effect.
3.2*	Form of Restated Certificate of Incorporation, to be effective shortly following the effectiveness of this registration statement.
3.3*	Second Amended and Restated Bylaws, as currently in effect.
3.4*	Form of Restated Bylaws, to be effective shortly following the effectiveness of this registration statement.
4.1*	Form of Registrant’s Class A common stock certificate.
4.2*	Form of Registrant’s Class T common stock certificate
4.3*	Class T common stock token terms and conditions.
4.2*	Amended and Restated Investors’ Rights Agreement by and between the registrant and certain securityholders, dated October 26, 2018.
4.3*	Warrant to Purchase Common Stock by and between the registrant and Silicon Valley Bank, dated June 24, 2014.
4.4*	Warrant to Purchase Common Stock by and between the registrant and Silicon Valley Bank, dated July 31, 2020.
5.1*	Opinion of Fenwick & West LLP.
10.1*	Form of Indemnification Agreement by and between the registrant and each of its directors and executive officers.
10.2*	2013 Amended and Restated Stock Plan and forms of award agreements thereunder.
10.3*	2019 Equity Incentive Plan, as amended, and forms of award agreements thereunder.
10.4*	2021 Equity Incentive Plan and forms of award agreements thereunder.
10.5*	2021 Employee Stock Purchase Plan.
10.6*	Employment Agreement by and between the registrant and Brian Armstrong, dated .
10.7*	Employment Agreement by and between the registrant and , dated .
10.8*	Employment Agreement by and between the registrant and , dated .
10.9*	Change of Control and Severance Policy.
10.10*	Global Offer Letter by and between the registrant and Christopher V. Dodds, dated September 21, 2018.
10.11*	Global Offer Letter by and between the registrant and Kathryn Haun, dated May 10, 2017.
16.1	Letter Regarding Change in Accountants.
21.1*	List of Subsidiaries of the Registrant.
23.1*	Consent of Fenwick & West LLP (included in Exhibit 5.1).
23.2*	Consent of Deloitte & Touche LLP, independent registered public accounting firm.
23.3*	Consent of Grant Thornton LLP, independent registered public accounting firm.
24.1*	Power of Attorney (included on the signature page to this registration statement).
__________________
*To be provided by amendment
(b) Financial Statement Schedules.
All financial statement schedules are omitted because they are not applicable or the information is included in the registrant’s consolidated financial statements or related notes.

ITEM 17. UNDERTAKINGS.
The undersigned registrant hereby undertakes:
(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
•To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended, or Securities Act.
•To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.
•To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to provisions described in Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in San Francisco, California, on         , 2021.

COINBASE GLOBAL, INC.

By:
Brian Armstrong Chief Executive Officer
POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Brian Armstrong and Alesia J. Haas, as his or her true and lawful attorneys-in-fact, proxies, and agents, each with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact, proxies, and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, proxies, and agents, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

	Chief Executive Officer and Director (Principal Executive Officer)	, 2021
Brian Armstrong

	Chief Financial Officer (Principal Financial Officer)	, 2021
Alesia J. Haas

	Chief Accounting Officer (Principal Accounting Officer)	, 2021
Jennifer N. Jones

	Director	, 2021
Christopher V. Dodds

	Director	, 2021
Frederick Ernest Ehrsam III

	Director	, 2021
Kathryn Haun

	Director	, 2021
Gokul Rajaram

	Director	, 2021
Fred Wilson